As filed with the Securities and Exchange Commission on February 14, 2012

Registration No. 333-178727

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

GOGO INC.

(Exact name of registrant as specified in its charter)

Delaware	4899	27-1650905
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1250 N. Arlington Heights Road, Suite 500

Itasca, IL 60143

(630) 647-1400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Marguerite M. Elias

Senior Vice President and General Counsel

1250 N. Arlington Heights Road, Suite 500

Itasca, IL 60143

(630) 647-1400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Matthew E. Kaplan, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Rachel W. Sheridan, Esq. Latham & Watkins LLP 555 Eleventh Street, NW Suite 1000 Washington, D.C. 20004 (202) 637-2200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, par value $0.0001 per share	$100,000,000	$11,460.00

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933. Includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2012

            Shares

GOGO INC.

COMMON STOCK

This is the initial public offering of the common stock of Gogo Inc. We are offering          shares of the common stock to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional          shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. No public market currently exists for our common stock. We anticipate that the initial public offering price will be between $          and $          per share.

We intend to apply to list our common stock on the          under the symbol “GOGO.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15 of this prospectus.

PRICE $                 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

The underwriters also may purchase up to          additional shares from us and from the selling stockholders at the initial offering price less the underwriting discounts and commissions to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                         , 2012.

MORGAN STANLEY	J.P. MORGAN	UBS INVESTMENT BANK

ALLEN & COMPANY LLC	EVERCORE PARTNERS	WILLIAM BLAIR & COMPANY

                        , 2012

You should rely only on information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters have not authorized anyone to provide you with additional or different information. Neither this prospectus nor any free writing prospectus constitutes an offer to sell, or a solicitation of an offer to buy, any of the shares of common stock offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. The information contained in this prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable.

Until              (25 days after the commencement of this offering) all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

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MARKET, INDUSTRY AND OTHER DATA

Information in this prospectus about the markets in which we operate, including the commercial and business aviation markets, and our position within those markets, is based on estimates prepared using data from independent industry publications, reports by market research firms and other published independent sources, as well as independent research commissioned by us and internal company surveys and our good faith estimates and assumptions, which are derived from such data and our knowledge of and experience in these markets. Although we believe the third party sources are credible, we have not verified the data or information obtained from these sources. Similarly, third party and internal company surveys, which we believe to be reliable, have not been verified by any independent sources. By including such market data and industry information, we do not undertake a duty to provide such data in the future or to update such data if it is updated. Our estimates, in particular as they relate to our general expectations concerning the commercial and business aviation markets, have not been verified by any independent source, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors.” In this prospectus, unless specifically stated or the context otherwise requires, the term “Gogo-commissioned survey” refers to independent research commissioned by us and the term “Gogo survey” refers to internal company surveys.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements, before making an investment decision. Unless the context otherwise indicates or requires, the terms “we,” “our,” “us,” “Gogo,” and the “Company,” as used in this prospectus, refer to Gogo Inc. and its directly and indirectly owned subsidiaries as a combined entity, except where otherwise stated or where it is clear that the terms mean only Gogo Inc. exclusive of its subsidiaries.

Mission

Our mission is to make Gogo everyone’s favorite part of flying.

We transform the in-cabin experience for airline passengers by delivering ground-breaking and branded in-flight internet connectivity and an array of digital entertainment solutions. We enable our commercial airline partners to differentiate their service offerings, increase customer satisfaction and unlock new revenue streams. We provide our media partners with access to an attractive and undistracted audience. We provide our business aviation customers with a full suite of in-flight internet connectivity and other voice and data communications products and services, allowing discerning private jet passengers the ability to stay connected in flight. Our goal is to enable the connected lifestyle of today’s business and leisure travelers in the air.

Who We Are

Gogo is the world’s leading provider of in-flight connectivity with the largest number of internet-connected aircraft in service, and a pioneer in wireless in-cabin digital entertainment solutions. Through our proprietary platform and dedicated air-to-ground, or ATG, network, and a variety of in-cabin offerings, we provide turnkey solutions that make it easy and convenient for passengers to extend their connected lifestyles to the aircraft cabin. We operate our business through two operating segments: commercial aviation, or CA, and business aviation, or BA. Our CA business provides in-flight connectivity and digital entertainment solutions to commercial airline passengers through their personal Wi-Fi enabled devices. Through our Gogo platform, passengers can access an array of services including:

•	Gogo Connectivity. Allows passengers to connect to the internet through various purchase options.

•	Gogo Vision. Offers passengers the ability to watch a broad selection of on-demand movies and television shows on a pay-per-view basis.

•

Gogo Signature Services. Includes a variety of entertainment and informational content and services customized for each airline, such as destination-based event ticketing, e-commerce, flight tracker and access to travel sites and weather.

We provide Gogo Connectivity to passengers on nine of the ten North American airlines that provide internet connectivity to their passengers. We provide Gogo Connectivity to passengers on Delta Air Lines, American Airlines, Virgin America, Alaska Airlines, US Airways, Frontier Airlines and Air Tran Airways pursuant to long-term agreements with these airlines. We also provide Gogo Connectivity to passengers on a small number of aircraft operated by United Airlines and Air Canada pursuant to trial agreements. As of September 30, 2011, we had equipped 1,177 commercial aircraft, representing approximately 85% of internet-enabled North American commercial aircraft at such date, which were operated on more than 4,200 daily flights. From September 30, 2011 through December 31, 2011, we have an additional 168 aircraft online. From the inception of our service in August 2008 to September 30, 2011, passengers have logged in to the Gogo service over 15 million times. As of September 30, 2011, we have signed contracts with airlines to install Gogo on an additional approximately 525 aircraft, and we currently expect to complete a significant portion of those installations by the end of 2012. Gogo-equipped planes representing approximately 42% of our consolidated revenue for the nine months ended September 30, 2011 are contracted under ten-year agreements, the earliest of which expires in 2018.

Our BA business sells equipment and provides services for in-flight internet connectivity and other voice and data communications under our Gogo Biz and Aircell branded products and services. BA’s customers include original equipment manufacturers of private jet aircraft such as Gulfstream, Cessna, Hawker Beechcraft, Bombardier, Dassault, and Embraer, leading aftermarket dealers and all of the largest fractional jet operators including NetJets, Flexjets, Flight Options and CitationAir. We sell equipment for three of the primary connectivity network options in the business aviation market: Gogo Biz, through which we deliver broadband internet connectivity over our ATG network, and the Iridium and Inmarsat SwiftBroadband satellite networks. As of September 30, 2011, we had more than 700 Gogo Biz systems in operation and more than 4,600 aircraft with Iridium satellite communications systems in operation, and we have sold more than 100 Inmarsat SwiftBroadband systems. We are the only provider of ATG broadband connectivity in the business aviation market through our Gogo Biz service, and we are the largest reseller of Iridium satellite services to the business aviation market.

We provide in-flight broadband connectivity across the contiguous United States and portions of Alaska via 3 MHz of Federal Communications Commission, or FCC, licensed ATG spectrum and our proprietary network of cell sites. We believe the reliability of Gogo’s in-flight connectivity is unmatched. Our customized airborne network allows us to actively manage data traffic in order to maintain the speed and quality of the Gogo service through sophisticated bandwidth management. We are implementing a technology roadmap that will allow us to significantly increase our network capacity by utilizing a combination of the best available and developing technology, including the next generation of ATG, or ATG-4, and Ka-band and other satellite-based solutions.

Our CA business generates revenue primarily from fees paid for Gogo Connectivity and from products and services available through Gogo Vision and Gogo Signature Services. We generate Gogo Connectivity related revenue from purchases by airline passengers of individual sessions, monthly renewable subscriptions and multiple session packages as well as from fees paid by third parties who sponsor free or discounted access to Gogo Connectivity to passengers in exchange for a promotional presence on our in-air website. We generate Gogo Vision related revenue from fees paid by passengers for access to content on Gogo Vision, a service that we recently commenced on aircraft operated by Delta Air Lines and American Airlines. We generate Gogo Signature Services related revenue from advertising fees and e-commerce revenue share arrangements. Our BA business generates revenue from the sale of satellite and ATG equipment and from subscriptions for in-flight internet connectivity and other voice and data communications products and services.

We have grown significantly since the launch of Gogo Connectivity in August 2008. We increased the number of Gogo equipped commercial aircraft from 30 to 1,177 between December 31, 2008 and September 30, 2011, and the aggregate number of passengers on flights with Gogo Connectivity, or our gross passenger opportunity, increased from approximately 624,000 in 2008 to approximately 152,744,000 in 2010. Since 2006, our BA business has sold approximately 6,000 ATG and satellite-based communications systems for private aircraft and signed agreements with all of the largest fractional jet operators. Our consolidated revenue increased 157% from $36.8 million in 2009 to $94.7 million in 2010, and over the same period our net loss decreased from $142.3 million to $113.4 million, our consolidated Adjusted EBITDA increased from ($88.6) million to ($44.9) million and our consolidated net loss attributable to common stock decreased from $(142.3) million to $(140.1) million. For the nine months ended September 30, 2011 as compared with the nine months ended September 30, 2010, consolidated revenue increased 89.3% to $113.8 million from $60.1 million, net income increased to $2.4 million from a net loss of $117.4 million, consolidated Adjusted EBITDA increased to $(1.8) million from $(42.7) million and consolidated net loss attributable to common stock decreased from $(137.0) million to $(25.8) million. We present Adjusted EBITDA in this prospectus as a supplemental performance measure because, as presented, it eliminates items that management believes have less bearing on our operating performance, thereby highlighting trends in our core business which may not otherwise be apparent when relying solely on GAAP financial measures. See Note 7 to the table in the section “Summary Historical Condensed Consolidated Financial and Other Operating Data” for additional information about Adjusted EBITDA, including the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss attributable to common stock. See Note 8 to the table in the section “Summary Historical Condensed Consolidated Financial and Other Operating Data” for the definition of gross passenger opportunity.

We Are Enabling the Connected Lifestyle In-Cabin

Passengers on commercial and business aircraft are increasingly seeking to remain connected in flight. Airlines are under pressure to remain competitive and must attract passengers by improving services while simultaneously reducing costs. We believe the intersection of these trends creates a meaningful opportunity for Gogo.

•

Large, Underserved Air Travel Market. In 2010, there were approximately 2.7 billion scheduled passengers on commercial aircraft worldwide, including approximately 630 million in the U.S., and according to International Air Transport Association, or IATA, the number of passengers worldwide is expected to grow to nearly 3 billion by 2012. With the number of both business and leisure travelers expected to continue to grow in the near term and with only approximately 16% of commercial aircraft in the North American market and approximately 6% of commercial aircraft in the global market equipped to provide connectivity to passengers in 2010, we believe there is significant opportunity for us to continue to expand into this underserved market. The number of business jets in the North American and global business aviation markets is projected to grow by 8.3% and 16.7%, respectively, by 2015 according to JetNet. With only a minority of North American business jets equipped with broadband internet access, we believe that the potential for expansion of our Gogo Biz service in the North American market is significant. We further believe that the projected increase in business jets globally represents a significant opportunity for us to grow our satellite-based equipment and services in the international market.

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Emergence of the Connected Lifestyle. The proliferation of mobile devices and the wide availability of terrestrial Wi-Fi and mobile broadband services have led consumers to expect connectivity wherever they may be. The need for mobile connectivity among business professionals to access corporate email and VPNs has increased significantly. According to a survey conducted by Egencia, 48% of business travelers were willing to pay for in-flight Wi-Fi over other amenities. Leisure travelers are also looking for ways to stay connected and online at all times. According to Forrester Research Inc., in 2010 approximately 79% of U.S. on-line leisure travelers owned a laptop or notebook, and in 2010 over $225 billion was spent in the U.S. through e-commerce channels. In addition, according to In-Stat, in-flight internet usage is expected to increase rapidly over the next five years, from approximately 15.6 million North American sessions in 2011 to 96.9 million by 2015.

•

Commercial Aviation Industry Focused on New Revenue Sources, Cost Management and Passenger Experience. In the competitive airline industry, airlines are being forced to balance various, and at times contradictory, market dynamics. The growth of low-cost carriers has created a more competitive environment for airlines. Airline expenses, such as fuel cost, are rapidly increasing, and airlines have generally been unable to increase ticket prices enough to generate revenues sufficient to offset these expenses. As a result, airlines are increasingly asking passengers to pay for formerly complimentary services, including in-flight entertainment offerings. By offering cost-effective in-flight connectivity and entertainment solutions that passengers can access through Wi-Fi enabled devices that passengers now routinely carry on board, we provide our airline partners with new revenue streams and a way to attract passengers by enhancing the in-cabin experience.

The Gogo Advantage

We believe the following strengths provide us competitive advantages in realizing the potential of our opportunity:

•

Compelling User Experience. The Gogo service helps the airline create a compelling in-cabin experience for its passengers. According to a Gogo survey, 78% of our users are likely to recommend Gogo Connectivity to others, 33% of our users have indicated that they are likely to switch airlines to be on a Gogo-equipped flight and 17% of our users have specifically changed their flight plans to be on a flight with in-flight internet.

•

Leading Brand. We believe that Gogo has strong brand equity in the marketplace. Nearly 80% of Gogo users indicating they would use Gogo again on their next flight, according to a Gogo-commissioned survey. Gogo is continually redefining and transforming the category and, in doing so, becoming associated with in-flight connectivity in our customers’ minds. According to a Gogo-commissioned survey, 27% of leisure travelers and 54% of business travelers are aware of Gogo, and more than 80% of Gogo users have indicated that their travel experience was made more satisfying because of Gogo. This survey also indicates that Gogo has 18 times the top of mind unaided awareness as our nearest competitor.

•

Compelling Offering for Airlines. Our services allow our airline partners to delight their passengers with a co-branded in-flight experience that can be customized for each airline. By providing Gogo Connectivity, Gogo Vision and Gogo Signature Services to our airlines partners’ passengers on a co-branded basis, we help our airline partners enhance their brand appeal, increase customer loyalty and earn additional revenue. Gogo also saves our airline partners time, money and expenses related to training by providing turnkey solutions. Our in-flight connectivity and entertainment systems can generally be installed overnight and are the lowest weight among competitive offerings, reducing drag and incremental fuel consumption, while limiting the amount of time an aircraft is out of service. We believe we are the only provider of in-flight broadband internet connectivity that can cost-effectively equip an airline’s entire North American fleet, including regional jets, enabling our partners to provide a seamless experience to passengers throughout their itineraries.

•

Strong Incumbent Position. We are the world’s leading provider of in-flight connectivity to the commercial aviation market with the largest number of internet-connected aircraft in service, and a leading provider of in-flight internet connectivity and other voice and data communications equipment and services to the business aviation market. Our CA business accounted for approximately 53% of our consolidated revenue for the nine months ended September 30, 2011 and approximately 52% of our consolidated revenue for the year ended December 31, 2010. We currently provide Gogo Connectivity to passengers on nine of the ten North American airlines that provide internet connectivity to their passengers. As of September 30, 2011, Gogo-equipped planes represented approximately 85% of North American aircraft that provide internet connectivity to their passengers. Approximately 95% of Gogo-equipped planes, representing approximately 42% of our consolidated revenue for the nine months ended September 30, 2011, are contracted under ten-year agreements. Our market leading position also benefits from the exclusive nature of a number of our contracts and the significant expense and inefficiencies that an airline would incur by switching to another provider. Our FCC spectrum license combined with our proprietary network make us the only connectivity provider capable of providing ATG-based broadband internet connectivity in the United States. We believe that our nationwide ATG network, customized network management processes and other proprietary intellectual property, as well as our technological, management and industry expertise would take significant time and capital to replicate.

Our BA business accounted for approximately 47% of our consolidated revenue for the nine months ended September 30, 2011 and approximately 48% of our consolidated revenue for the year ended December 31, 2010. We have nearly two decades of experience, and we sell equipment for three of the primary network options, Gogo Biz, Iridium and Inmarsat SwiftBroadband, to all of the largest OEMs of business aircraft, leading aftermarket dealers and all of the largest fractional jet operators. We sell Gogo Biz and Iridium services to owners and operators of private aircraft, we are the only provider of ATG broadband internet connectivity, via Gogo Biz, in the business aviation market, and we are the largest reseller of Iridium satellite services to the business aviation market. As of December 31, 2010, we had over 4,700 aircraft with Iridium satellite communications systems and Gogo Biz systems in operation, including over 3,500 North American aircraft, which represented approximately 31% of business aircraft in North America, and had an additional 395 aircraft with Iridium satellite communications systems and Gogo Biz systems in operation by September 30, 2011.

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Efficient, Reliable and Expandable Proprietary Technology. We believe that Gogo has the most cost-efficient and scalable network providing in-flight connectivity and entertainment to passengers. We actively manage data traffic through sophisticated bandwidth management to maintain the speed and quality of the Gogo service. Our technology approach and architecture provide us with the flexibility to utilize the best available technologies to serve our customers now and in the future. Going forward, our technology approach and architecture will facilitate our transition to the next-generation ATG-4 and Ka-band and other satellite-based solutions, which will expand our network capacity in the United States and facilitate planned future international expansion.

Growth Strategy

Our mission is to make Gogo everyone’s favorite part of flying, and we intend to execute the following strategies:

•	Expand Commercial Aircraft Footprint. To expand our footprint, we intend to:

•

Continue Deploying the Gogo Service on Our Airline Partners’ Fleets. As of September 30, 2011, we had approximately 525 additional aircraft contracted to be installed on fleets of our existing airline partners, and we currently expect to complete a significant portion of these installations by the end of 2012.

•

Target Full-Fleet Availability of the Gogo Service. We plan to leverage our unique ability to cost-effectively equip each commercial aircraft type in an airline’s fleet to increase the number of Gogo-equipped aircraft, targeting full-fleet availability of the Gogo service for all of our airline partners.

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Enter Into New Airline Partnerships. By offering co-branded, customized Gogo services, we demonstrate to potential airline partners that we can help them create a point of differentiation from, and gain a potential competitive advantage over, other airlines.

•	Drive Consumer Adoption and Monetization. We will improve and expand our consumer reach by continuing to:

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Promote Our Brand and Services and Target New Users. We intend to increase brand loyalty among users and further penetrate our target audience by increasing our branded offerings and our targeted marketing efforts. We intend to encourage new user adoption by offering sponsored access promotions and other targeted incentives that are free to the user and by tailoring our pricing options to appeal to a broad range of travelers.

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Grow Sales Through Existing and New Distribution Channels. We plan to continue to grow sales through our existing channels, which are predominately direct-to-consumer and through our airline partners. We also plan to develop new distribution channels and methods, including integrating our offerings into other purchase paths used by consumers to purchase airline tickets.

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Offer Compelling Content. We are working to make our Gogo Vision product widely available on Gogo-equipped fleets and to increase the number of on-demand movies and television shows and the variety of other content available through Gogo Vision and the Gogo platform generally.

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Expand E-Commerce Opportunities and Destination-Specific Offerings. We are creating a robust suite of services that allow passengers to take advantage of in-flight shopping opportunities not available anywhere else and destination-specific offerings developed with our content and advertising partners.

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Leverage Full Fleet Deployment. We are working to provide passengers with predictable availability and a seamless connectivity experience across flights as we pursue full-fleet deployment of the Gogo service, which we believe will encourage new user adoption and generate additional subscriptions.

•	Innovate and Evolve Our Technology. We will continue to:

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Execute Our Technology Roadmap. We plan to roll out our next generation ATG-4 network and Ka-band and other satellite-based technology, which are designed to increase network capacity and bandwidth and to provide the foundation for our international growth.

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Maintain Technical Flexibility. We intend to retain technological network flexibility to facilitate the efficient and cost-effective development and further deployment of our network and to allow us to employ new and innovative technologies across both our own ATG network and third-party satellite networks using either Ka-band or other satellite-based solutions.

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Collaborate with Airlines. We will continue to work with our airline partners to ensure the development of the services and technical applications they believe will most effectively help them achieve their goals.

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Continue Rapid Installs. We plan to enhance our ability to rapidly upgrade our installed equipment and software through our strategically located installation teams or, with respect to software, remotely, with minimal disruption to our partners and customers.

•	Grow Business Aviation. To grow our BA business, we intend to:

•

Increase Penetration of Gogo Biz. We plan to capitalize on growing awareness of in-flight broadband internet availability in all segments of the North American business aviation market, the superior performance and lower cost of the Gogo Biz system compared to other broadband systems and private jet passengers’ commitment to remaining connected to increase sales of ATG equipment and the Gogo Biz service.

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Offer Additional Revenue-Generating Services Over the ATG Network. We are developing new service offerings that we believe will help increase adoption rates and penetration of Gogo Biz and increase service revenue, including high-quality voice services over the ATG network.

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Develop New and Innovative Equipment and Services. To meet the evolving demands of our customers, we will continue to develop new and innovative equipment offerings, including in-flight streaming video, moving maps and the Aircell Smartphone, which we expect to be the first smartphone developed for the aeronautical market.

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Provide Superior Customer Care. By giving our customers the ability to choose from a full suite of in-cabin digital solutions, wrapped in award-winning customer service, we intend to remain a leader in our market.

•	Expand Internationally. We intend to grow internationally by:

•	Leveraging our strong commercial aviation partnerships and flexible technology to capitalize on the large transoceanic and international in-flight opportunity.

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Utilizing our existing domestic relationships with members of each of the major global airline alliances, as well as the strength of our platform offering and proven track record, to help us to partner with members of these alliances outside North America.

•	Bringing Inmarsat’s Global Xpress satellite broadband service to the commercial airline market assuming our agreement with Inmarsat S.A. is finalized.

•	Capitalizing on our agreement with Inmarsat, assuming a final agreement is reached, to grow our BA business’s leading position in the business aviation industry.

Our Risks

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully under the caption “Risk Factors,” and include but are not limited to the following:

•	we have incurred operating losses in every quarter since we launched the Gogo service, and we may not be able to generate sufficient revenue in the future to generate operating income;

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we will experience significant capacity constraints beginning in the second half of 2013, and we may experience significant capacity constraints earlier unless we and our airline partners successfully implement our “technology roadmap” including the timely adoption and installation of our ATG-4 service;

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among other risks associated with American Airlines bankruptcy proceedings, the Bankruptcy Code allows it to reject its contracts, including its connectivity agreement with us. In addition, American may make reductions or other changes to its fleet, including the elimination of Gogo-equipped aircraft or aircraft scheduled for installation of the Gogo service;

•	we expect to rely more heavily on satellite technology in the future, which may diminish the benefit of the technological advantage our ATG network currently provides us; and

•

our international expansion will require the use of satellite technology, and we may not have a scalable solution for providing broadband internet access to airlines internationally unless we enter into a definitive agreement with Inmarsat and until the launch of the first Inmarsat-5 satellite, which is currently scheduled for mid-2013. Certain competitors, including Panasonic Avionics, Row 44 and OnAir, are currently offering satellite-based broadband internet internationally, and other competitors may be able to offer these services sooner.

Organizational Structure and History

Gogo Inc. is a holding company that does business through its two operating subsidiaries, Gogo LLC and Aircell Business Aviation Services LLC, and holds its FCC license through a third subsidiary, AC BidCo LLC.

Air-cell, Inc. was incorporated in Texas on June 11, 1991 to develop and market airborne telecommunication systems for the business aviation market, and on December 10, 1996 merged with Aircell, Inc., a Delaware corporation. AC HoldCo LLC and its subsidiary AC BidCo LLC, were formed as Delaware limited liability companies on March 20, 2006. During 2006, Aircell, Inc. and AC HoldCo LLC entered into a series of agreements to pursue the FCC license governing our ATG spectrum and to provide capital to develop and operate our ATG network. In June 2006, AC BidCo LLC won the spectrum auction, and the FCC license was issued on October 21, 2006. On January 31, 2007, Aircell, Inc. converted to a limited liability company (Aircell LLC) and was acquired by AC HoldCo LLC. On June 3, 2008, Aircell Business Aviation Services LLC was formed as a separate operating subsidiary. Aircell Holdings Inc. was formed on December 31, 2009 via a two-step merger resulting in a conversion of AC HoldCo LLC into Aircell Holdings Inc., a Delaware corporation. The underlying corporate structure of the company did not change and included the same limited liability company subsidiaries that existed under AC HoldCo LLC as of the date of the two-step merger. On June 15, 2011, Aircell Holdings Inc. changed its name to Gogo Inc. and Aircell LLC changed its name to Gogo LLC.

Principal Stockholders

As of January 31, 2012, AC Acquisition I LLC and AC Acquisition II LLC, or Ripplewood, owned approximately 38% of our outstanding common stock, on an as converted basis, and Oakleigh Thorne, including the entities affiliated with Mr. Thorne as described under “Principal and Selling Stockholders”, or the Thorne Entities, owned approximately 34% of our outstanding common stock, on an as converted basis. Following the completion of this offering and assuming that the underwriters do not exercise their option to purchase additional shares, Ripplewood and the Thorne Entities will own approximately             % and             % of our outstanding common stock, respectively.

Our Corporate Information

We are incorporated in Delaware and our corporate offices are located at 1250 North Arlington Heights Rd., Suite 500, Itasca, IL 60143. Our telephone number is (630) 647-1400. As of September 30, 2011, we had 428 full-time, non-union employees. Our website addresses are www.gogoair.com and www.aircell.com. None of the information contained on, or that may be accessed through, our websites or any other website identified herein is part of, or incorporated into, this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

Gogo®, Aircell®, Aircell Axxess®, the Gogo and Aircell logos, and other trademarks or service marks of Gogo Inc. and its subsidiaries appearing in this prospectus, are the property of Gogo Inc. or one of its subsidiaries. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsements of us by, these other companies.

THE OFFERING

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Total common stock offered	shares

Option to purchase additional shares of common stock	The underwriters have a 30-day option to purchase an additional shares of common stock from us and the selling stockholders to cover over-allotments, if any.

Common stock to be outstanding after this offering	shares

Use of proceeds

We intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes, including costs associated with international expansion. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Proposed trading symbol	“GOGO”

The number of shares of our common stock to be outstanding immediately following this offering is based on the number of our shares of common stock outstanding as of                         , but excludes:

•	shares of common stock issuable upon exercise of options outstanding as of at a weighted average exercise price of $ per share;

•	shares of common stock reserved for future issuance under our stock option plan.

Unless otherwise indicated, all information in this prospectus:

•	reflects a for 1 stock split of our shares of common stock;

•

reflects the conversion of all outstanding shares of our Class A Senior Convertible Preferred Stock, Class B Senior Convertible Preferred Stock and Junior Convertible Preferred Stock into              shares, in the aggregate, of our common stock upon the closing of this offering;

•

reflects 7,975 shares of common stock (on a pre-stock split basis) issued to AC Management LLC, an affiliate of the Company whose units are owned by members of our management. Gogo Inc. is the managing member of AC Management LLC, and thereby controls AC Management LLC, and as a result AC Management LLC is consolidated into our consolidated financial statements. As a result of such consolidation, the 7,975 shares are not considered outstanding for purposes of our financial statements, including net income (loss) per share attributable to common stock;

•	gives effect to the issuance of shares of common stock in this offering;

•	reflects the sale of shares of common stock by the selling stockholders named in this prospectus in this offering;

•	assumes no exercise by the underwriters of their option to purchase additional shares;

•	assumes that the initial public offering price of our common stock will be $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus); and

•	gives effect to amendments to our certificate of incorporation and bylaws to be adopted prior to the completion of this offering.

SUMMARY HISTORICAL CONDENSED CONSOLIDATED FINANCIAL

AND OTHER OPERATING DATA

The following tables provide a summary of our historical financial and other operating data for the periods indicated. You should read this information together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

The consolidated statement of operations data and other financial data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2008 has been derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data and other financial data for the nine months ended September 30, 2010 and 2011 and the consolidated balance sheet data as of September 30, 2011 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results to be expected in any future period, and the unaudited interim results for the nine months ended September 30, 2011 are not necessarily indicative of results that may be expected for the full year ending December 31, 2011. The other operating data as of and for the years ended December 31, 2008, 2009 and 2010, and as of and for the nine months ended September 30, 2010 and 2011, has been derived from the Company’s operating information used by management.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue:
Service revenue	$6,019	$15,626	$58,341	$35,556	$72,923
Equipment revenue	30,771	21,216	36,318	24,544	40,850

Total revenue	36,790	36,842	94,659	60,100	113,773

Operating expenses:
Cost of service revenue (exclusive of items shown below)	33,267	36,945	45,485	32,095	38,012
Cost of equipment revenue (exclusive of items shown below)	17,652	9,874	14,919	9,760	16,738
Engineering, design and development	24,810	22,859	20,217	15,478	17,302
Sales and marketing	23,076	27,762	23,624	18,006	17,714
General and administrative	24,935	28,340	36,384	28,511	26,054
Depreciation and amortization	22,158	21,898	30,991	22,674	24,430

Total operating expenses	145,898	147,678	171,620	126,524	140,250

Operating loss	(109,108)	(110,836)	(76,961)	(66,424)	(26,477)

Other (income) expense:
Interest expense	14,176	30,067	37	9	200
Interest income	(905)	(214)	(98)	(84)	(57)
Fair value derivative adjustments	—	—	33,219	47,991	(29,680)
Loss on extinguishment of debt	—	1,577	—	—	—
Other expense	—	—	—	—	40

Total other (income) expense	13,271	31,430	33,158	47,916	(29,497)

Income (loss) before income tax provision	(122,379)	(142,266)	(110,119)	(114,340)	3,020
Income tax provision	—	—	3,260	3,035	650

Net income (loss)	(122,379)	(142,266)	(113,379)	(117,375)	2,370
Class A and Class B senior convertible preferred stock return	—	—	(18,263)	(13,401)	(20,571)
Accretion of preferred stock	—	—	(8,501)	(6,226)	(7,619)

Net loss attributable to common stock(1)	$(122,379)	$(142,266)	$(140,143)	$(137,002)	$(25,820)

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands, except per share amounts)
Net loss per share attributable to common stock(2):
Basic	$(1,973.85)	$(2,155.55)	$(2,123.38)	$(2,075.79)	$(391.21)
Diluted	$(1,973.85)	$(2,155.55)	$(2,123.38)	$(2,075.79)	$(391.21)
Weighted average shares used in computing net loss per share attributable to common stock:
Basic	62	66	66	66	66
Diluted	62	66	66	66	66
Pro forma net income (loss) per share attributable to common stock(2)(3)(4):
Basic
Diluted
Weighted average common shares used in computing pro forma net income (loss) per share attributable to common stock(3)(4):
Basic
Diluted

	As of December 31,		As of September 30, 2011
	2009	2010	actual	as adjusted(6)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$68,452	$18,883	$53,031	$
Working capital(5)	52,162	12,459	41,310
Total assets	274,849	236,940	277,232
Indebtedness and long-term capital leases, net of current portion	—	2,000	2,265		2,265
Total liabilities	61,126	113,928	101,229		62,529
Convertible preferred stock	405,567	453,385	538,130		—
Total stockholders’ equity (deficit)	(191,844)	(330,373)	(362,127)

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
Other Financial Data:
EBITDA (in thousands)(7)	$(86,950)	$(90,515)	$(105,953)	$(111,368)	$(597)
Adjusted EBITDA (in thousands)(7)	$(86,296)	$(88,618)	$(44,878)	$(42,737)	$(1,775)

Other Operating Data(8):
Commercial Aviation
Aircraft online	30	692	1,056	1,019	1,177
Gross passenger opportunity (GPO) (in thousands)	624	59,804	152,744	109,731	141,991
Total average revenue per passenger (ARPP)	$0.74	$0.15	$0.32	$0.26	$0.41

Business Aviation
Satellite aircraft online	4,097	4,311	4,553	4,481	4,601
ATG aircraft online	—	49	318	230	744
Average monthly service revenue per satellite aircraft online	$123	$124	$127	$126	$131
Average monthly service revenue per ATG aircraft online	—	$488	$1,530	$1,340	$1,813
Satellite units shipped	1,112	460	574	424	459
ATG units shipped	—	139	374	227	465
Average equipment revenue per satellite unit shipped (in thousands)	$27	$32	$34	$34	$42
Average equipment revenue per ATG unit shipped (in thousands)	—	$36	$42	$41	$44

(1)	Prior to December 31, 2009, we operated as a limited liability company under the name AC HoldCo LLC. The net loss was attributable to members of AC HoldCo LLC for the year ended December 31, 2008.
(2)	Does not reflect 7,975 shares (actual) and shares (pro forma) of common stock issued to AC Management LLC, an affiliate of the Company whose units are owned by members of our management. Gogo Inc. is the managing member of AC Management LLC, and thereby controls AC Management LLC, and as a result AC Management LLC is consolidated into our consolidated financial statements. As a result of such consolidation, the common shares held by AC Management LLC are not considered outstanding for purposes of our financial statements, including basic net loss per share attributable to common stock.

(3)	Reflects a for 1 stock split of our outstanding shares of common stock to be effected prior to the completion of this offering.
(4)	Pro forma net income (loss) per share attributable to common stock holders and number of weighted average common shares used in computing pro forma net income (loss) per share attributable to common stock in the table above give effect to (i) this offering and (ii) the conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering as if such conversion had occurred as of January 1, or upon issuance, if later.
(5)	We define working capital as total current assets less total current liabilities.
(6)	As adjusted balance sheet data gives effect to the issuance of shares of common stock in this offering at an initial public offering price of $ per share as if it had occurred on September 30, 2011.
(7)	EBITDA represents net income (loss) attributable to common stock before income taxes, interest income, interest expense, depreciation expense and amortization of other intangible assets. Adjusted EBITDA represents EBITDA adjusted for (i) fair value derivative adjustments, (ii) preferred stock dividends, (iii) accretion of preferred stock, (iv) stock-based compensation expense, (v) amortization of deferred airborne lease incentives and (vi) loss on extinguishment of debt. EBITDA and Adjusted EBITDA are financial data that are not calculated in accordance with accounting principles generally accepted in the United States of America (GAAP). The table below provides a reconciliation of these non-GAAP financial measures to net income (loss) attributable to common stock. EBITDA and Adjusted EBITDA should not be considered as an alternative to net income (loss) attributable to common stock, operating loss or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner as we do. We encourage you to evaluate these adjustments and the reasons we consider them appropriate, as well as the material limitations of non-GAAP measures and the manner in which we compensate for those limitations.

Our management uses Adjusted EBITDA (a) as a measure of operating performance; (b) as a performance measure for determining management’s incentive compensation; (c) as a measure for allocating resources to our operating segments; and (d) in communications with our board of directors concerning our financial performance. Our management believes that the use of Adjusted EBITDA eliminates items that, management believes, have less bearing on our operating performance, thereby highlighting trends in our core business which may not otherwise be apparent when relying solely on GAAP financial measures. It also provides an assessment of controllable expenses, which are indicators management uses to determine whether current spending decisions need to be adjusted in order to meet financial goals and achieve optimal financial performance. We also present Adjusted EBITDA in this prospectus as a supplemental performance measure because we believe that this measure provides investors and securities analysts with important supplemental information with which to evaluate our performance and to enable them to assess our performance on the same basis as management.

Material limitations of non-GAAP measures

Although EBITDA and Adjusted EBITDA are measurements frequently used by investors and securities analysts in their evaluations of companies, EBITDA and Adjusted EBITDA each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for, or more meaningful than, amounts determined in accordance with GAAP.

Some of these limitations are:

•	they do not reflect interest income or expense;

•	they do not reflect cash requirements for our income taxes;

•	they do not reflect depreciation and amortization, which are significant and unavoidable operating costs given the level of capital expenditures needed to maintain the Company’s business;

•	they do not reflect non-cash components related to employee compensation; and

•	other companies in our or related industries may calculate these measures differently from the way we do, limiting their usefulness as comparative measures.

Management compensates for the inherent limitations associated with the EBITDA and Adjusted EBITDA measures through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss) attributable to common stock. Further, management also reviews GAAP measures and evaluates individual measures that are not included in Adjusted EBITDA such as our level of capital expenditures, equity issuances and interest expense, among other measures.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net loss attributable to common stock, the most comparable GAAP measure for each of the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
Net loss attributable to common stock	$(122,379)	$(142,266)	$(140,143)	$(137,002)	$(25,820)
Interest expense	14,176	30,067	37	9	200
Interest income	(905)	(214)	(98)	(84)	(57)
Income tax provision	—	—	3,260	3,035	650
Depreciation and amortization	22,158	21,898	30,991	22,674	24,430

EBITDA	$(86,950)	$(90,515)	$(105,953)	$(111,368)	$(597)

Fair value derivative adjustments	—	—	33,219	47,991	(29,680)
Class A and Class B senior convertible preferred stock return	—	—	18,263	13,401	20,571
Accretion of preferred stock	—	—	8,501	6,226	7,619
Stock-based compensation expense	654	320	1,614	1,300	1,253
Amortization of deferred airborne lease incentives(a)	—	—	(522)	(287)	(941)
Loss on extinguishment of debt	—	1,577	—	—	—

Adjusted EBITDA	$(86,296)	$(88,618)	$(44,878)	$(42,737)	$(1,775)

(a)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Consolidated Statements of Operations—Cost of Service Revenue—Commercial Aviation” for a discussion of the accounting treatment of deferred airborne lease incentives.

(8)	Commercial Aviation

Aircraft online. We define aircraft online as the total number of commercial aircraft on which our ATG network equipment is installed and Gogo service has been made commercially available as of the last day of each period presented.

Gross passenger opportunity (“GPO”). We define GPO as the estimated aggregate number of passengers who board commercial aircraft on which Gogo service has been made available for the period presented. We calculate passenger estimates by multiplying the number of flights flown by Gogo-equipped aircraft, as published by Air Radio Inc. (ARINC), by the number of seats on those aircraft, and adjusting the product by a passenger load factor for each airline, which represents the percentage of seats on aircraft that are occupied by passengers. Load factors are provided to us by our airline partners and are based on historical data.

Total average revenue per passenger (“ARPP”). We define ARPP as revenue from Gogo Connectivity, Gogo Vision, Gogo Signature Services and other service revenue for the period, divided by GPO for the period.

Business Aviation

Satellite aircraft online. We define satellite aircraft online as the total number of business aircraft on which we have satellite equipment in operation as of the last day of each period presented.

ATG aircraft online. We define ATG aircraft online as the total number of business aircraft on which we have ATG network equipment in operation as of the last day of each period presented.

Average monthly service revenue per aircraft online. We define average monthly service revenue per aircraft online as the aggregate BA service revenue from all sources for the period, divided by the number of aircraft online during the period (expressed as an average of the month end figures for each month in such period).

Units shipped. We define units shipped as the total number of satellite and ATG network equipment units shipped during the period.

Average equipment revenue per unit shipped. We define average equipment revenue per unit shipped as the aggregate equipment revenue earned for all BA shipments during the period, divided by the number of units shipped.

RISK FACTORS

Investing in our common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following risk factors before investing in our common stock. As described more fully below, our business is subject to risks and uncertainties that fall in the following categories:

•	Risks Related to Our CA Business;

•	Risks Related to Our BA Business;

•	Risks Related to Our Technology and Intellectual Property and Regulation;

•	Risks Related to Our Business and Industry; and

•	Risks Related to the Offering and Our Common Stock.

Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also materially adversely affect our business, financial condition or results of operations. We cannot assure you that any of the events discussed in the risk factors below, or other risks, will not occur. If they do, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our CA Business

We are dependent on existing agreements with our airline partners to be able to access our customers. Payments by these customers for our services have provided, and we expect will continue to provide, a significant portion of our revenue. Our failure to realize the anticipated benefits from these agreements on a timely basis or to renew any of these agreements upon expiration or termination could have a material adverse effect on our financial condition and results of operations.

Under existing contracts with nine North American airlines, we provide ATG equipment for installation on, and provide our Gogo service to passengers on, all or a portion of these airlines’ North American fleets. For the nine months ended September 30, 2011 and the year ended December 31, 2010, the Gogo service we provide to passengers on aircraft operated by these airlines generated approximately 51% and 50% of our consolidated revenue, respectively. Our growth is dependent on our ability to have our equipment installed on additional aircraft and increased use of the Gogo service on installed aircraft. Any delays in installations under these contracts may negatively affect our ability to grow our user base and revenue. In addition, we have no assurance that any of our current airline partners will renew their existing contracts with us upon expiration, or that they will not terminate their contracts prior to expiration upon the occurrence of certain contractually stipulated events. Contractual termination events include our material breach of contract, including material breach of our service level agreements, and our bankruptcy. Additionally, our contracts with airline partners from which we derive a majority of our CA segment revenue permit each of these airline partners to terminate its contract with us if another company provides an alternate connectivity service that is a material improvement over Gogo Connectivity, such that failing to adopt such service would likely cause competitive harm to the airline, or if the percentage of passengers using Gogo Connectivity on such airline’s flights falls below certain negotiated thresholds. In addition, one contract with an airline partner from which we derive a significant minority of our CA segment revenue permits such airline partner to terminate its contract with us if the airline’s revenue share falls below certain negotiated thresholds based on the airline’s costs incurred to provide the service and Gogo elects to not make the airline whole for such revenue share shortfall. To the extent that our airline partners terminate or fail to renew their contracts with us for any reason, our business prospects, financial condition and results of operations would be materially adversely affected.

A failure to maintain airline satisfaction with our ATG equipment or the Gogo service could have a material adverse effect on our revenue and results of operations.

Our relationships with our airline partners are critical to the growth and ongoing success of our business. In particular, approximately 45% of revenue generated by our CA segment for the nine months ended

September 30, 2011 was generated through our agreement with Delta Air Lines and approximately 18% was generated through our agreement with American Airlines. If our airline partners are not satisfied with our ATG equipment or the Gogo service, they may reduce efforts to co-market the Gogo service to their passengers, which could result in lower passenger usage and reduced revenue, which could in turn give certain airlines the right to terminate their contracts with us. In addition, airline dissatisfaction with us could negatively affect our ability to have our equipment installed and provide the Gogo service on additional aircraft. Any of these events would adversely affect our results of operations and growth prospects.

If we are unable to successfully implement planned or future technology enhancements to increase our network capacity, or our airline partners do not agree to such enhancements, our ability to maintain sufficient network capacity and our business could be materially and adversely affected.

We are in the process of implementing a plan, our “technology roadmap,” that is intended to enhance our existing ATG network to meet increasing capacity demands through a number of improvements, including cell-splitting and sectorization at our cell sites, the use of ATG-4 and, in the future, the use of Ka-band and/or other satellite-based solutions. We currently expect to roll out the next stage of our technology roadmap, our ATG-4 service, during 2012 with certain of our airline partners; however, to date, none of our airline partners have definitively agreed to upgrade to ATG-4. We are obligated, under certain of our contracts with airline partners, to bear costs of upgrading certain aircraft from ATG to ATG-4. Should any such partner elect to proceed with upgrades of such aircraft, our associated costs would be material. If we are unable to implement enhancements to our network infrastructure, including those called for by our technology roadmap, on a timely or cost-effective basis, or at all, or our airline partners do not agree to install additional or new equipment necessary to support these efforts, we will experience capacity constraints. In addition, the successful roll-out of our technology roadmap requires the use of satellite and additional ATG technology, which may currently, or in the future, not be available on a cost-effective or timely basis, or at all. Implementation of satellite solutions will depend on the availability of capacity from satellite service providers and regulatory approvals for aeronautical services using this spectrum. Further, we may experience unanticipated delays, complications, and expenses in implementing, integrating, and operating our systems using these new technologies. Any interruptions in operations during periods of implementation could adversely affect our ability to maintain satisfactory service levels, properly allocate resources and process billing information in a timely manner, which could result in customer dissatisfaction, reputational harm, termination of key contracts and delayed or reduced cash flow. Additionally, satellite-based solutions generally have installed equipment that is heavier than ATG equipment, thus increasing drag and fuel costs, which could make them less attractive to our airline partners. Accordingly, to the extent that we rely on satellite-based solutions in the future, our airline partners may become less satisfied with our services or we may find it more difficult to attract new airline partners. If we are unable to implement our technology roadmap, or other network enhancements, on a timely and cost-effective basis, or at all, for any reason, including a failure to obtain necessary regulatory approvals, or our airline partners do not agree to adopt such enhancements, our business prospects and results of operations may be materially adversely affected.

Our network infrastructure and bandwidth may not be able to accommodate the expected growth in demand for in-flight broadband service.

The success of our CA segment depends on our ability to provide adequate bandwidth to meet customer demands while in-flight. Penetration of mobile Wi-Fi devices is increasing significantly and, as a result, we expect demand for in-flight broadband services to grow considerably. Further, applications and activities that require substantial bandwidth and that could slow our in-cabin network, such as file downloads and streaming media content, are becoming increasingly common. An increasing number of passengers accessing Gogo services for bandwidth-intensive uses on an increasing number of airplanes requires us to expand our network infrastructure in order to meet capacity demands. Our ATG network is inherently limited by the spectrum licensed from the FCC. To the extent that a large number of passengers are attempting to access the Gogo service on a single plane, or a large number of planes are flying within range of a single cell site within our ATG network, we may be unable to maintain sufficient capacity in our network infrastructure or available bandwidth to adequately service passenger demand. If the demand exceeds our available capacity, the Gogo service on such airplane (or airplanes) may operate slowly or not at all. Our network has experienced capacity constraints at certain locations and times. Unless our airline partners adopt, and we are able to successfully install, our ATG-4 service on the expected timeline, based on current projections for increased demands on network capacity, we expect to experience significant capacity constraints beginning in the second half of 2013, although we may experience capacity constraints earlier. If our network experiences capacity constraints and the Gogo service slows down, or does not operate at all, it could harm our reputation with customers, our airline partners could terminate their contracts with us for a failure to meet our service level agreements or we could be unable to enter into new contracts with other airline partners. If we fail to meet capacity demands our business prospects and results of operations may be materially adversely affected.

Our business is highly dependent on the airline industry, which is itself affected by factors beyond the airlines’ control. The airline industry is highly competitive and sensitive to changing economic conditions.

Our business is directly affected by the number of passengers flying on commercial aircraft, the financial condition of the airlines and other economic factors. If consumer demand for air travel declines, including due to increased use of technology such as videoconferencing for business travelers, or the number of aircraft and flights shrinks due to, among other reasons, reductions in capacity by airlines, the number of passengers available to use the Gogo service will be reduced, which would have a material adverse effect on our business and results of operations. Unfavorable general economic conditions and other events that are beyond the airlines’ control, including higher unemployment rates, higher interest rates, reduced stock prices, reduced consumer and business spending and terrorist attacks or threats could have a material adverse effect on the airline industry. A general reduction or shift in discretionary spending can result in decreased demand for leisure and business travel and lead to a reduction in airline flights offered and the number of passengers flying. For example, the economic turmoil that started in 2008 and resulted in an overall decrease in demand for air transportation in the United States, coupled with record high fuel prices, required airlines to take significant steps to reduce their overall capacity. Certain of our domestic airline partners have recently announced plans to reduce capacity in anticipation of decreased customer demand and other airlines may reduce capacity, which could have a significant negative impact on our business for an extended period of time. Further, unfavorable economic conditions could also limit airlines’ ability to counteract increased fuel, labor or other costs though raised prices. Our airline partners operate in a highly competitive business market and, as a result, continue to face pressure on offerings and pricing. These unfavorable conditions and the competitiveness of the air travel industry could cause one or more of our airline partners, including one or more of the airlines we are dependent upon for a material portion of our revenue, to reduce expenditures on passenger services including deployment of the Gogo service or file for bankruptcy. If one or more of our airline partners were to file for bankruptcy, bankruptcy laws could give them rights to terminate their contracts with us, they could reduce their total fleet size and capacity and/or their total number of flights, and/or they could attempt to renegotiate the terms of their contracts with us including their revenue share percentage. Any of these events would have a material adverse effect on our business prospects, financial condition and results of operations.

The recent bankruptcy filing of American Airlines could have a material adverse affect on our revenue and results of operations.

On November 29, 2011, American Airlines, which accounted for approximately 20% and 18% of our CA segment revenue for the year ended December 31, 2010 and the nine months ended September 31, 2011, respectively, filed for reorganization under Chapter 11 of the United States Bankruptcy Code. While American Airlines has announced that it will continue to operate its business and fly normal flight schedules, there can be no assurance that the filing will not have a material adverse affect on our revenue or results of operations in the short- or long-term. Under the Bankruptcy Code, American Airlines may reject certain of its contracts, including its connectivity agreement with us, or may use this possibility to renegotiate the terms of those contracts. In addition, American Airlines may make reductions or other changes to its fleet, including the elimination of its older or less efficient aircraft, which may represent a material portion of its Gogo equipped fleet, or may take planes scheduled for installation of Gogo equipment out of service. In each case, our future revenue would decrease and our growth prospects and results of operations could be materially adversely affected to the extent that such aircraft are not proximately replaced with new Gogo-equipped aircraft.

We may not be able to grow our business with current airline partners or successfully negotiate agreements with airlines to which we do not currently provide the Gogo service.

We are currently in negotiations or discussions with certain of our airline partners to provide our ATG equipment and the Gogo service on additional aircraft in their fleets. We have no assurance that these efforts will be successful. We are also in discussions with other airlines to provide our ATG equipment and the Gogo service to some or all of the aircraft flying their North American routes. Negotiations with prospective airline partners require substantial time, effort and resources. The time required to reach a final agreement with an airline is unpredictable and may lead to variances in our operating results from quarter to quarter. We may ultimately fail in our negotiations and any such failure could harm our results of operations due to, among other things, a diversion of our focus and resources, actual costs and opportunity costs of pursuing these opportunities. In addition, the terms of any future agreements could be materially different and less favorable to us than the terms included in our existing agreements with our airline partners. To the extent that any negotiations with current or potential airline partners are unsuccessful, or any new agreements contain terms that are less favorable to us, our growth prospects could be materially and adversely affected. In addition, to the extent that we enter into agreements with new airline partners, we may be required by the terms of our existing agreements to offer the terms of such new agreements to our existing airline partners.

Competition from a number of companies could result in price reduction, reduced revenue and loss of market share and could harm our results of operations.

We face competition from satellite-based providers of broadband services that include in-flight internet and live television services. Competition from such providers has had in the past and could have in the future an adverse effect on our ability to maintain or gain market share. Some of our competitors are larger, more diversified corporations and have greater financial, marketing, production, and research and development resources. As a result, they may be better able to withstand the effects of periodic economic downturns or may offer a broader product line to customers. Competition within the in-flight broadband internet access and in-cabin digital entertainment markets may also subject us to downward pricing pressures. Pricing at too high a level could adversely affect the rate of consumer acceptance for the Gogo service, while increased competition could force us to lower our prices or lose market share and could adversely affect growth prospects and profitability. Competition could increase our sales and marketing expenses and related customer acquisition costs. We may not have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully. A failure to effectively respond to established and new competitors could have a material adverse impact on our business and results of operations.

In the future, improvements in satellite technology and our increased reliance on satellite technology could lessen the competitive advantage we believe our ATG network currently provides to us.

We believe our ATG spectrum license from the FCC and our ATG network provide us with a current technological advantage over competitors in North America. However, as satellite technology improves and next generation satellite services become available, this advantage may lessen or be eliminated. Further, in the future, we expect to rely more heavily on satellite technology as our current ATG network experiences increasing capacity constraints, which will further diminish the benefit of the technological advantage that we believe our ATG network provides to us in North America. In addition, competitors or potential competitors may attempt to provide a similar service over a ground-based network using spectrum not currently designated for air-to-ground services, or may provide services that we do not currently provide and may not provide in the future.

Our CA business has a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

Prior to August 2008, our operations were limited to our BA segment. We launched our Gogo Connectivity service in August 2008 and had fewer than 300 commercial aircraft online as of June 2009. In addition, both Gogo Vision and our in-air multimedia platform, which provides the majority of our Gogo Signature Services, were not launched until the second half of 2011. The limited operating history of our CA business may make it difficult to accurately evaluate the CA business and predict its future performance, and the growth of our CA business since inception is not necessarily indicative of potential future growth. Any assessments of our current business and predictions that we or you make about our future success or viability may not be as accurate as they could be if we had a longer operating history. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, and the size and nature of our market opportunity will change as we scale our business and increase deployment of the Gogo service. In addition, we may encounter market and technological changes over which we may have no control, and we may not have the requisite size or experience necessary to address any such changes. If we do not address any of the foregoing risks successfully, our business will be harmed.

We face limitations on our ability to grow our domestic operations which could harm our operating results and financial condition.

Our addressable market and our ability to expand domestically at our current rate of growth are inherently limited by various factors, including limitations on the number of U.S. commercial airlines with which we could partner, the number of planes in which our equipment can be installed, the passenger capacity within each plane and the ability of our network infrastructure or bandwidth to accommodate increasing capacity demands. Expansion is also limited by our ability to develop new technologies and successfully implement our technology roadmap on a timely and cost-effective basis. Our growth may slow, or we may stop growing altogether, to the extent that we have exhausted all potential airline partners and as we approach installation on full fleets and maximum penetration rates on all flights. To continue to grow our domestic revenue if and when Gogo Connectivity gains wider acceptance and we reach maximum penetration, we will have to rely on customer adoption of new services and additional offerings, including Gogo Vision and Gogo Signature Services. We cannot assure you that we will be able to profitably expand our existing market presence or establish new markets and, if we fail to do so, our business and results of operations could be materially adversely affected.

We may be unsuccessful in generating revenue from Gogo Vision and Gogo Signature Services.

We are currently working with our airline partners to develop a suite of offerings, the Gogo Signature Services, that will be available to passengers through the Gogo in-air homepage. We expect these offerings to include merchandise deals and targeted internet access offered by content providers, advertisers and e-commerce retailers, which we collectively refer to as our media partners. We also have rolled out Gogo Vision with two airline partners and are in discussions with other airline partners to add Gogo Vision to the suite of services offered to their passengers. We are working to increase the number of on-demand movies and television shows and the variety of other content available on Gogo Vision. The future growth prospects for our CA business depend, in part, on revenue from advertising fees and e-commerce revenue share arrangements on passenger purchases of goods and services through Gogo Signature Services, and on passengers paying for Gogo Vision on-demand video content. Our ability to generate revenue from Gogo Vision and Gogo Signature Services depends on:

•	growth of our customer base;

•	our customer base being attractive to media partners;

•	rolling out Gogo Vision on more aircraft and with additional airline partners and increasing passenger adoption;

•	establishing and maintaining beneficial contractual relationships with media partners whose content, products and services are attractive to airline passengers; and

•	our ability to customize and improve our Gogo Signature Service offerings in response to trends and customer interests.

If we are unsuccessful in generating revenue from Gogo Vision and Gogo Signature Services, it could have a material adverse effect on our growth prospects.

We may be unsuccessful in expanding our operations internationally, which could harm the growth of our business, operating results and financial condition.

Our ability to expand internationally involves various risks, including the need to invest significant resources in unfamiliar markets, and the possibility that there may not be returns on these investments in the near future or at all. In addition, we have incurred and expect to continue to incur expenses before we generate any material revenue in these new markets. Our expansion plans will require significant management attention and resources. Our CA segment has limited experience in selling our solutions in international markets or in conforming to local cultures, standards or policies. Expansion of international marketing and advertising efforts could lead to a significant increase in our marketing and advertising expenses and would increase our customer acquisition costs. We may not be able to compete successfully in these international markets. Our ability to expand will also be limited by the demand for in-flight broadband internet access in international markets. Different privacy, censorship, aerospace and liability standards and regulations and different intellectual property laws and enforcement practices in foreign countries may cause our business and operating results to suffer.

Any future international operations may fail to succeed due to risks inherent in foreign operations, including:

•	different technological solutions for broadband internet than those used in North America;

•	varied, unfamiliar and unclear legal and regulatory restrictions;

•	unexpected changes in international regulatory requirements and tariffs;

•	legal, political or systemic restrictions on the ability of U.S. companies to do business in foreign countries, including restrictions on foreign ownership of telecommunications providers;

•	inability to find content or service providers to partner with on commercially reasonable terms, or at all;

•	Foreign Corrupt Practices Act compliance and related risks;

•	difficulties in staffing and managing foreign operations;

•	currency fluctuations;

•	potential adverse tax consequences; and

•	fewer transatlantic flights due to continuing economic turmoil in Europe.

As a result of these obstacles, we may find it difficult or prohibitively expensive to grow our business internationally or we may be unsuccessful in our attempt to do so, which could harm our future operating results and financial condition.

In addition, international expansion of in-flight broadband internet access will require the use of satellite technology. We recently entered into a memorandum of understanding with Inmarsat pursuant to which we would be one of two providers of Inmarsat’s Global Xpress broadband internet access to international fleets using Inmarsat’s Ka-band satellite service. Assuming that we enter into a definitive agreement with Inmarsat, given the potentially extended lead time and cost necessary to implement Inmarsat’s Ka-band satellite solution, potential delays in launching Inmarsat’s services (due to, among other things, any inability to launch its satellites into orbit or obtain necessary regulatory approvals), the fact that we would not be the exclusive provider of Inmarsat satellite service and the inherent uncertainties discussed above regarding international expansion generally, we may not realize any of the expected benefits from an agreement with Inmarsat, and, as a result, our growth prospects would be materially and adversely affected. To the extent that we fail to enter into a definitive agreement with Inmarsat, Inmarsat’s service does not satisfy our or our airline partners’ needs for any reason, including delays in the launch of the first Inmarsat-5 satellite, our agreement with Inmarsat does not yield the expected benefits, we fail to meet sales targets and milestones set forth in the definitive agreement or we otherwise fail to maintain a good working relationship with Inmarsat, we may in the future be forced to seek other providers of satellite service to support our international expansion plans. There can be no assurance that we would be able to find an alternate supplier of satellite service under those circumstances.

A future act or threat of terrorism or other events could result in a prohibition on the use of Wi-Fi enabled devices on aircraft.

A future act of terrorism, the threat of such acts or other airline accidents could have an adverse effect on the airline industry. In the event of a terrorist attack, terrorist threats or unrelated airline accidents, the industry would likely experience significantly reduced passenger demand. The U.S. federal government could respond to such events by prohibiting the use of Wi-Fi enabled devices on aircraft, which would eliminate demand for our equipment and service. In addition, any association or perceived association between our equipment or service and accidents involving aircraft on which our equipment or service operates would likely have an adverse effect on demand for our equipment and service. Reduced demand for our products and services would adversely affect our business prospects, financial condition and results of operations.

Air traffic congestion at airports, air traffic control inefficiencies, weather conditions, such as hurricanes or blizzards, increased security measures, new travel-related taxes, the outbreak of disease or any other similar event could harm the airline industry.

Airlines are subject to cancellations or delays caused by factors beyond their control. Cancellations or delays due to weather conditions or natural disasters, air traffic control problems, breaches in security or other factors could reduce the number of passengers on commercial flights and thereby reduce demand for the Gogo service and harm our business, results of operations and financial condition.

Risks Related to Our BA Business

Equipment sales to original equipment manufacturers (OEMs) and after-market dealers account for the substantial majority of our revenue and earnings in the BA segment, and the loss of an OEM or dealer customer could materially and adversely affect our business and profitability.

Revenue from equipment sales on contracts with OEMs and after-market dealers accounted for more than 70% of revenue generated by our BA segment for each fiscal period presented in our consolidated financial statements included elsewhere in this prospectus, and 18% of revenue generated by our BA segment for the year ended December 31, 2010 was generated through our agreement with Gulfstream Aerospace Corporation. Almost all of our contracts with our OEM and dealer customers are terminable at will by either party and do not obligate our customers to purchase any of our equipment or services. If a key OEM or dealer terminates its relationship with us for any reason or our contract expires and is not renewed, we may not be able to replace or supplement such lost revenue with another OEM or dealer or other customers, which could materially and adversely affect our business and profitability.

Our OEM customers were materially adversely impacted by the economic downturn and market disruption that began in 2008 and may be similarly affected by current or future global macro-economic conditions. In anticipation of worsening economic conditions, our customers may be more conservative in their production, which would result in fewer new aircraft available to receive our equipment. Further, unfavorable market conditions could cause one or more of our OEM customers to file for bankruptcy and suspend purchase of our equipment, which would have an adverse effect on our business prospects, financial condition and results of operations.

We face specific risks related to the provision of telecommunications and data services by satellite to BA customers.

We generated approximately 10% and approximately 15% of total BA segment revenue from subscriptions for voice and data services provided via satellite for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively. These voice and data services are provided in our BA segment through the resale on a non-exclusive basis of satellite-based telecommunications and data services owned and operated by a third party. We currently rely on a single satellite partner to provide these services to our BA customers and have a number of satellite resellers as our competitors. Our agreement with our satellite partner is short-term in nature and is subject to termination for convenience on 90 days notice. If this agreement were terminated, we could face material delays or interruptions in the provision of service to our customers. If our agreement with our satellite partner was terminated or expired and was not renewed, we may not be able to find an alternative satellite partner on terms that are acceptable to us, or at all. Further, if our satellite partner increased the fees it charges us for resale of its services and we could not pass these increased costs on to our customers, it would increase our cost of service revenue and adversely impact our business and results of operations.

We operate in highly competitive markets with competitors who may have greater resources than we possess, which could reduce the volume of products we can sell and our operating margins.

Our BA equipment and service are sold in highly competitive markets. Some of our competitors are larger, more diversified corporations and have greater financial, marketing, production, and research and development resources. As a result, they may be better able to withstand the effects of periodic economic downturns or may offer a broader product line to customers. Our operations and financial performance will be negatively impacted if our competitors:

•	develop service that is superior to our service;

•	develop service that is priced more competitively than our service;

•	develop methods of more efficiently and effectively providing products and services; or

•	adapt more quickly than we do to new technologies or evolving customer requirements.

We believe that the principal points of competition in our BA segment are technological capabilities, price, customer service, product development, conformity to customer specifications, quality of support after the sale and timeliness of delivery and installation. Maintaining and improving our competitive position will require continued investment in technology, manufacturing, engineering, quality standards, marketing and customer service and support. If we do not maintain sufficient resources to make these investments or are not successful in maintaining our competitive position, our operations and financial performance will suffer. In addition, competition may subject us to downward pricing pressures. Pricing at too high a level could adversely affect our ability to gain new customers and retain current customers, while increased competition could force us to lower our prices or lose market share and could adversely affect growth prospects and profitability. We may not have the financial resources, technical expertise or support capabilities to continue to compete successfully. A failure to respond to established and new competitors could have a material adverse impact on our business and results of operations.

We generally do not have guaranteed future sales of our equipment. Further, we enter into fixed price contracts with some of our customers, so we take the risk for cost overruns.

Many of our OEM customers may terminate their contracts with us on short notice and, in many cases, our customers have not committed to buy any minimum quantity of our equipment. In addition, in certain cases, we must anticipate the future volume of orders based upon non-binding production schedules provided by OEMs, the historical purchasing patterns of customers, and informal discussions with customers as to their anticipated future requirements. Cancellations, reductions or delays by a customer or group of customers could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, pursuant to many of our contracts with our OEM customers, we have agreed to deliver equipment and/or services for a fixed price (which may be subject to recalculation or renegotiation in certain circumstances) and, accordingly, realize all the benefit or detriment resulting from any decreases or increases in the costs for making that equipment or providing that service. Also, we may accept a fixed-price contract for equipment that we have not yet produced, and the fact that we have not yet produced the equipment increases the risk of cost overruns or delays in the completion of the design and manufacturing of the product.

Many of the risks that could harm our CA business could also adversely affect our BA business.

For the nine months ended September 30, 2011, approximately 51% of the equipment revenue and approximately 62% of the service revenue for our BA segment was attributable to the sale of ATG equipment and subscriptions for our Gogo Biz in-flight broadband internet service, respectively. As such, many of the risks described above relating to CA and Gogo Connectivity could also have a material adverse effect on our BA business, including expected capacity constraints on our network in the near-term and our ability to successfully implement technology enhancements to our network.

Risks Related to Our Technology and Intellectual Property and Regulation

We are dependent on our right to use spectrum exclusively licensed to us.

In June 2006, we purchased at FCC auction an exclusive ten-year, 3 MHz license for ATG spectrum that expires in October 2016. Prior to expiration of the initial license term, we expect to apply to renew our license for an additional ten-year term without further payment. Any breach of the terms of our FCC license or FCC regulations including foreign ownership restrictions, permitted uses of the spectrum and compliance with Federal Aviation Administration (“FAA”) regulations, could result in the revocation, suspension, cancellation or reduction in the term of our license or a refusal by the FCC to renew the license upon its expiration. Further, in connection with an application to renew our license upon expiration, a competitor could file a petition opposing such renewal on anti-competitive or other grounds. Our ability to offer in-flight broadband internet access through our ATG service depends on our ability to maintain rights to use this ATG spectrum in the U.S. and our failure to do so would have a material adverse effect on our business and results of operations. Our ability to meet capacity demands, expand our service offerings and enter other geographical markets may depend upon obtaining sufficient rights to use additional means to provide in-flight internet connectivity including spectrum for ATG or satellite. Obtaining such spectrum can be a lengthy and costly process. We may not be able to license or maintain the spectrum necessary to execute our business strategy.

While our 3 MHz FCC license allows us to be the exclusive provider of ATG broadband connectivity and is one of our primary competitive advantages, the FCC could auction additional ATG spectrum in the future.

The FCC may in the future decide to auction additional spectrum for ATG use that is not currently designated for that purpose, or a competitor could develop technology or a business plan that allows it to cost effectively use spectrum not specifically reserved for ATG, but on which ATG use is not prohibited, to provide broadband connectivity. Recently, one of our suppliers filed a petition with the FCC requesting that the FCC designate certain spectrum, currently designated for non-ATG use, for use by ATG devices in an amount sufficient to accommodate more than one additional ATG network, though, under rules proposed by the petition, one provider could acquire all of the spectrum. If the FCC were to grant the petition and, as a result of the petition or otherwise, decide to auction off spectrum for ATG use and we failed to adequately secure rights to such additional spectrum, the additional ATG spectrum, which may have greater capacity than our current spectrum, could be held by, or available for license to, our competitors. Additionally, a competitor currently holds rights to 1 MHz of ATG spectrum that could be made available to us or others for lease or sale, and we would be required to obtain a waiver of certain restrictions in the FCC’s rules in order to purchase or lease this spectrum. In order to remain competitive, we may have to make significant expenditures to purchase or lease spectrum that is currently held by competitors or that is newly auctioned for ATG use. The availability of additional spectrum in the marketplace that is authorized for ATG use may reduce any technological advantage we may have over current and future competitors and increase the possibility that we may be forced to compete with one or more other ATG service providers in the future.

If we fail to comply with the Communications Act and FCC regulations limiting ownership and voting of our capital stock by non-U.S. persons we could lose our FCC license.

The Communications Act and FCC regulations impose restrictions on ownership of certain FCC licensees by non-U.S. persons. These requirements generally forbid more than 20% ownership or control of an FCC licensee holding spectrum used for common carrier purposes by non-U.S. persons directly and more than 25% ownership or control of an FCC licensee indirectly (e.g. through a parent company) by non-U.S. persons. The FCC classifies our ATG spectrum license as a common carrier license. Since we serve as a holding company for our subsidiary, AC BidCo LLC, which holds the ATG spectrum license, we are effectively restricted from having more than 25% of our capital stock owned or voted directly or indirectly by non-U.S. persons, including individuals or corporations, partnerships or limited liability companies organized outside the United States or controlled by non-U.S. persons. The FCC may, in certain circumstances and upon application for approval by the FCC, authorize such persons to hold equity in a licensee’s parent in excess of the 25% cap if the FCC finds it to be in the public interest. We have established procedures to ascertain the nature and extent of our foreign ownership, and we believe that the indirect ownership of our equity by foreign persons or entities is below the benchmarks established by the Communications Act and FCC regulations. However, as a publicly traded company we may not be able to determine with certainty the exact amount of our stock that is held by foreign persons or entities at any given time. A failure to comply with applicable restrictions on ownership by non-U.S. persons could result in an order to divest the offending ownership, fines, denial of license renewal and/or license revocation proceedings against our subsidiary, AC BidCo LLC, by the FCC, any of which would likely have a material adverse effect on our results of operations.

We could be adversely affected if we suffer service interruptions or delays, technology failures or damage to our equipment.

Our brand, reputation and ability to attract, retain and serve our customers depend upon the reliable performance of our in-air website, network infrastructure, content delivery processes and payment systems. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down our website’s performance and users’ access to the internet, or made our website inaccessible, and we may experience service interruptions, service delays or technology or systems failures in the future, which may be due to factors beyond our control. In the past, service failures or delays of our website have been remedied by bypassing the payment processing step for users and directly connecting such users to the internet, leading to a loss of revenue for those sessions. If we experience frequent system or network failures, our reputation, brand and customer retention could be harmed, we may lose revenue to the extent that we have to bypass the payment processing step in order to maintain customers’ connectivity to the internet and our airline partners may have the right to terminate their contracts with us or pursue other remedies.

Our operations and services depend upon the extent to which our equipment and the equipment of our third-party network providers is protected against damage from fire, flood, earthquakes, power loss, solar flares, telecommunication failures, computer viruses, break-ins, acts of war or terrorism and similar events. Damage to our networks could cause interruptions in the services that we provide. Such interruptions in our services could have a material adverse effect on service revenue, our reputation and our ability to attract or retain customers.

We rely on single service providers for certain critical components of our network.

We currently, and may in the future, rely on single source suppliers for a number of critical components of our network and operations. For example, we purchase all of the aircards used for our ATG service from a single provider that we believe holds all of the patents for this component. If we are required to find one or more alternative suppliers for aircards or any other component for which we may rely on a single source supplier, we may not be able to contract with them on a timely basis, on commercially reasonable terms, or at all. Additionally, we purchase equipment for all of the base stations used at our cell-sites from a single provider. The base stations used at our cell-sites may require six to nine months lead time to produce and are highly integrated with other components of our network. If we needed to seek one or more alternate suppliers for our base stations, we estimate that it could take up to a year or more before any such alternate supplier could deliver a component that meets our network requirements. The lack of alternative suppliers could lead to higher prices and a failure by any of our single source providers to continue to produce the component, or to otherwise fulfill its obligations, could have a material adverse effect on our business, results of operations and financial condition.

Assertions by third parties of infringement, misappropriation or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

In recent years, there has been significant litigation involving intellectual property rights in many technology-based industries, including the wireless communications industry. We currently face, and we may face from time to time in the future, allegations that we or a supplier or customer have violated the rights of third parties, including patent, trademark and other intellectual property rights. For example, on December 19, 2011, Advanced Media Networks, L.L.C. filed suit in the United States District Court for the Central District of California against us for allegedly infringing one of its patents, seeking injunctive relief and unspecified monetary damages.

If, whether with respect to the Advanced Media Networks suit or any other claim against us for infringement, misappropriation, misuse or other violation of third party intellectual property rights, we are unable to prevail in the litigation or retain or obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices on a timely or cost-efficient basis, our business and competitive position may be materially adversely affected. Many companies, including our competitors, are devoting significant resources to obtaining patents that could potentially cover many aspects of our business. In addition, there are numerous patents that broadly claim means and methods of conducting business on the internet. We have not exhaustively searched patents relevant to our technologies and business and therefore it is possible that we may be unknowingly infringing the patents of others.

Any infringement, misappropriation or related claims, whether or not meritorious, are time-consuming, divert technical and management personnel and are costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing certain products or services, adjust our merchandizing or marketing and advertising activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. Pursuant to our contracts with our airline partners, we have agreed to indemnify our airline partners against such claims and lawsuits and, in some cases, our contracts do not cap our indemnification obligations, which, in addition to obligating us to pay defense costs, could result in significant indemnification obligations in the event of an adverse ruling in such an action. In addition, certain of our suppliers do not indemnify us for third party infringement or misappropriation claims arising from our use of supplier technology. As a result, we may be liable in the event of such claims. Any of these events could result in increases in operating expenses, limit our service offerings or result in a loss of business if we are unable to meet our indemnification obligations and our airline partners terminate or fail to renew their contracts.

If we fail to meet agreed upon minimums under certain supply agreements, such suppliers may sell critical components to third parties, leading to increased competition, or could terminate their agreements with us, which could have a material adverse effect on the expected growth of our business.

Our agreement with one of our suppliers of wireless access points includes provisions permitting such supplier to sell to third parties if we fail to meet specified minimum purchase requirements. Our agreement with our supplier of aircards provides for termination by the supplier in the event that we fail to purchase minimum quantities from such supplier. Any of these events could cause us to face increased competition, which could have a material adverse effect on our business.

We or our technology suppliers may be unable to continue to innovate and provide products and services that are useful to consumers.

The market for our services is characterized by evolving technology, changes in customer needs and frequent new service and product introductions. Our future success will depend, in part, on our and our suppliers’ ability to continue to enhance or develop new technology and services that meet customer needs on a timely and cost-effective basis. For example, the success of our technology roadmap depends in part on the ability of third parties to develop certain equipment to successfully adopt Ka-band or other satellite-based technology. If we or our suppliers fail to adapt quickly enough to changing technology, customer requirements and/or industry standards, our service offerings may fail to meet customer needs or regulatory requirements. We may have to invest significant capital to keep pace with innovation and changing technology, which could negatively impact our results of operations.

Furthermore, the proliferation of new mobile devices and operating platforms poses challenges for our research and development efforts. If we are unable to create, or obtain rights to, simple solutions for a particular device or operating platform, we will be unable to effectively attract users of these devices or operating platforms and our business will be adversely affected.

We may not be able to protect our intellectual property rights.

We regard our trademarks, service marks, copyrights, patents, trade secrets, proprietary technologies, domain names and similar intellectual property as important to our success. We rely on trademark, copyright and patent law, trade secret protection, and confidentiality agreements with our employees, vendors, airline partners, customers and others to protect our proprietary rights. We have sought and obtained patent protection for certain of our technologies in the United States and certain other countries. Many of the trademarks that we use (including marks we have applied to register) contain words or terms having a somewhat common usage, such as “In Air. Online.” and “Gogo Vision” and, as a result, we may have difficulty registering them in certain jurisdictions. We do not own, for example, the domain www.gogo.com and we have not yet obtained registrations for our most important marks in all markets in which we may do business in the future, including China and India. If other companies have registered or have been using in commerce similar trademarks for services similar to ours in foreign jurisdictions, we may have difficulty in registering, or enforcing an exclusive right to use, our marks in those foreign jurisdictions.

There can be no assurance that the efforts we have taken to protect our proprietary rights will be sufficient or effective, that any pending or future patent and trademark applications will lead to issued patents and registered trademarks in all instances, that others will not develop or patent similar or superior technologies, products or services, or that our patents, trademarks and other intellectual property will not be challenged, invalidated, misappropriated or infringed by others. Furthermore, the intellectual property laws and enforcement practices of other countries in which our service is or may in the future be offered may not protect our products and intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property from unauthorized use, our brand image may be harmed and our business and results of operations may suffer.

Our use of open source software could limit our ability to commercialize our technology.

Open source software is software made widely and freely available to the public in human-readable source code form, usually with liberal rights to modify and improve such software. Some open source licenses require as a condition of use that proprietary software that is combined with licensed open source software and distributed must be released to the public in source code form and under the terms of the open source license. Accordingly, depending on the manner in which such licenses were interpreted and applied, we could face restrictions on our ability to commercialize certain of our products and we could be required to (i) release the source code of certain of our proprietary software to the public, including competitors; (ii) seek licenses from third parties for replacement software; and/or (iii) re-engineer our software in order to continue offering our products. Such consequences could materially adversely affect our business.

The failure of our equipment or material defects or errors in our software may damage our reputation, result in claims against us that exceed our insurance coverage, thereby requiring us to pay significant damages and impair our ability to sell our service.

Our products contain complex systems and components that could contain errors or defects, particularly when we incorporate new technology. If any of our products are defective, we could be required to redesign or recall those products or pay substantial damages or warranty claims. Such events could result in significant expenses, disrupt sales and affect our reputation and that of our products. If our on-board equipment has a severe malfunction, or there is a problem with the equipment installation, which damages an airplane or impairs its on-board electronics or avionics, significant property loss and serious personal injury or death could result. Any such failure could expose us to substantial product liability claims or costly repair obligations. In particular, the passenger jets operated by our airline partners are very costly to repair and therefore the damages in any product liability claims could be material. We carry aircraft and non-aircraft product liability insurance consistent with industry norms. However, this insurance coverage may not be sufficient to fully cover the payment of any claims. A product recall or a product liability claim not covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Further, we indemnify most of our airline partners for losses due to third-party claims and in certain cases the causes for such losses may include failure of our products.

The software underlying our services is inherently complex and may contain material defects or errors, particularly when the software is first introduced or when new versions or enhancements are released. We have from time to time found defects or errors in our software, and defects or errors in our existing software may be detected in the future. Any defects or errors that cause interruptions to the availability of our services could result in:

•	termination or failure to renew contracts by our airline partners;

•	a reduction in sales or delay in market acceptance of our service;

•	sales credits or refunds to our customers and airline partners;

•	loss of existing customers and difficulty in attracting new customers;

•	diversion of development resources;

•	harm to our reputation and brand image;

•	increased insurance costs; and

•	claims for substantial damages.

The costs incurred in correcting any material defects or errors in our software may be substantial and could harm our results of operations.

Regulation by United States and foreign government agencies, including the FCC, which issued our exclusive ATG spectrum license, and the FAA, which regulates the civil aviation manufacturing and repair industries in the United States, may increase our costs of providing service or require us to change our services.

We are subject to various regulations, including those regulations promulgated by various federal, state and local regulatory agencies and legislative bodies and comparable agencies outside the United States where we may do business. The two U.S. government agencies that have primary regulatory authority over our operations are the FCC and the FAA.

The FCC regulates our use of the spectrum licensed to us and the licensing, construction, modification, operation, ownership, sale and interconnection of wireless telecommunications systems. Any breach of the terms of our ATG spectrum license or other licenses and authorizations obtained by us from time to time, or any violation of the Communications Act or the FCC’s rules, could result in the revocation, suspension, cancellation or reduction in the term of a license or the imposition of fines. From time to time, the FCC may monitor or audit compliance with the Communications Act and the FCC’s rules or with our license, including if a third party were to bring a claim of breach or non-compliance. In addition, the Communications Act, from which the FCC obtains its authority, may be amended in the future in a manner that could be adverse to us. The FCC is currently conducting rulemaking proceedings to consider the service rules for certain aeronautical services, and has before it a petition to initiate a rulemaking proceeding to further facilitate provision of broadband internet access to aircraft in fixed satellite service spectrum bands.

The commercial and private aviation industries, including civil aviation manufacturing and repair industries, are highly regulated in the United States by the FAA. FAA certification is required for all equipment we install on commercial aircraft and type certificated business aircraft, and certain of our operating activities require that we obtain FAA certification as a parts manufacturer. As discussed in more detail in the section entitled “Business—Licenses and Regulation—Federal Aviation Administration, “ FAA approvals required to operate our business include Supplemental Type Certificates (STCs) and Parts Manufacturing Authority (PMA). Obtaining STCs and PMAs is an expensive and time-consuming process that requires significant focus and resources. Any inability to obtain, delay in obtaining, or change in, needed FAA certifications, authorizations, or approvals, could have an adverse effect on our ability to meet our installation commitments, manufacture and sell parts for installation on aircraft, or expand our business and could, therefore, materially adversely affect our growth prospects, business and operating results. The FAA closely regulates many of our operations. If we fail to comply with the FAA’s many regulations and standards that apply to our activities, we could lose the FAA certifications, authorizations, or other approvals on which our manufacturing, installation, maintenance, preventive maintenance, and alteration capabilities are based. In addition, from time to time, the FAA or comparable foreign agencies adopt new regulations or amend existing regulations. The FAA could also change its policies regarding the delegation of inspection and certification responsibilities to private companies, which could adversely affect our business. To the extent that any such new regulations or amendments to existing regulations or policies apply to our activities, those new regulations or amendments to existing regulations generally increase our costs of compliance.

As a provider of telecommunications services in the BA segment, we are required to contribute a percentage of all revenue generated from interstate or international telecommunications services (or voice over internet protocol (VoIP) services, which we plan to offer) to the federal Universal Service Fund, which subsidizes telecommunications services in areas that are expensive to serve. Current FCC rules permit us to pass this contribution amount on to our customers. However, it can be difficult to determine which portion of our revenues forms the basis for this contribution, in part because our revenue is derived from both interstate and international telecommunications services, which create such contribution obligations, and intrastate telecommunications services, which do not. The FCC currently is considering a number of reforms to its Universal Service Fund mechanisms that would expand the scope of that regulatory regime to cover broadband internet access services. Such reforms may include, but are not limited to, imposing obligations on broadband internet access service providers to contribute a percentage of the revenue earned from such services to the Universal Service Fund. To the extent the FCC adopts new contribution requirements that apply to broadband internet providers or otherwise imposes additional contribution obligations, such requirements and obligations may increase the costs we incur to comply with such regulations.

As a broadband internet provider, we must comply with the Communications Assistance for Law Enforcement Act of 1994, or CALEA, which requires communications carriers to ensure that their equipment, facilities and services can accommodate certain technical capabilities in executing authorized wiretapping and other electronic surveillance. Currently, our CALEA solution is fully deployed in our network. However, we could be subject to an enforcement action by the FCC or law enforcement agencies for any delays related to meeting, or if we fail to comply with, any current or future CALEA, or similarly mandated law enforcement related, obligations. Such enforcement actions could subject us to fines, cease and desist orders, or other penalties, all of which could adversely affect our business. Further, to the extent the FCC adopts additional capability requirements applicable to broadband internet providers, its decision may increase the costs we incur to comply with such regulations.

Adverse decisions or regulations of these regulatory bodies could negatively impact our operations and costs of doing business. We are unable to predict the scope, pace or financial impact of regulations and other policy changes that could be adopted by the various governmental entities that oversee portions of our business.

If government regulation of the internet, including e-commerce or online video distribution changes, we may need to change the way we conduct our business to a manner that incurs greater operating expenses, which could harm our results of operations.

The current legal environment for internet communications, products and services is uncertain and subject to statutory, regulatory or interpretive change. Certain laws and regulations applicable to our business were adopted prior to the advent of the internet and related technologies and often do not contemplate or address specific issues associated with those technologies. We cannot be certain that we, our vendors and media partners or our customers are currently in compliance with applicable regulatory or other legal requirements in the countries in which our service is used. Our failure, or the failure of our vendors and media partners, customers and others with whom we transact business to comply with existing or future legal or regulatory requirements could materially adversely affect our business, financial condition and results of operations. Regulators may disagree with our interpretations of existing laws or regulations or the applicability of existing laws or regulations to our business, and existing laws, regulations and interpretations may change in unexpected ways. For example, the FCC recently adopted regulations regarding net neutrality that, in certain situations, limit mobile broadband providers to “network management” techniques that are reasonable. Although these rules are currently being challenged in Federal court, future guidance or precedent from the FCC regarding the interpretation of what techniques are considered “reasonable” could adversely impact our ability to monitor and manage the network to optimize our users’ internet experience. Further, as we promote exclusive content and services and increase targeted advertising with our media partners to customers of the Gogo service, we may attract increased regulatory scrutiny.

We cannot be certain what positions regulators may take regarding our compliance with, or lack of compliance with, current and future legal and regulatory requirements or what positions regulators may take regarding any past or future actions we have taken or may take in any jurisdiction. Regulators may determine that we are not in compliance with legal and regulatory requirements, and impose penalties, or we may need to make changes to the Gogo platform, which could be costly and difficult. Any of these events would adversely affect our operating results and business.

Risks Related to Our Business and Industry

If our efforts to retain and attract customers are not successful, our revenue will be adversely affected.

We currently generate substantially all of our revenue from sales of services, some of which are on a subscription basis, and equipment. We must continue to retain existing subscribers and attract new and repeat customers. If our efforts to satisfy our existing customers are not successful, we may not be able to retain them, and as a result, our revenue would be adversely affected. If consumers do not perceive the Gogo service to be reliable or valuable or if we introduce new services that are not favorably received by the market, we may not be able to retain existing subscribers or attract new or repeat customers. If our airline partners, OEMs and dealers do not view our equipment as high-quality or cost-effective or if our equipment does not keep pace with innovation, our current and potential customers may choose to do business with our competitors. If we are unable to effectively retain existing subscribers and attract new and repeat customers, our business, financial condition and results of operations would be adversely affected.

Unreliable service levels, uncompetitive pricing, lack of availability, security risk and lack of related features of our equipment and services are some of the factors that may adversely impact our ability to retain existing customers and partners and attract new and repeat customers. In our CA segment, if consumers are able to satisfy their in-flight entertainment needs through activities other than broadband internet access, at no or lower cost, they may not perceive value in our products and services. If our efforts to satisfy and retain our existing customers and subscribers are not successful, we may not be able to continue to attract new customers through word-of-mouth referrals. Any of these factors could cause our customer growth rate to fall, which would adversely impact our business, financial condition and results of operations. In addition, our contracts with certain airlines allow for termination rights if the percentage of passengers using Gogo Connectivity aboard their flights falls below certain thresholds.

The demand for in-flight broadband internet access service may decrease or develop more slowly than we expect. We cannot predict with certainty the development of the U.S. or international in-flight broadband internet access market or the market acceptance for our products and services.

Our future success depends upon growing demand for in-flight broadband internet access services, which is inherently uncertain. We have invested significant resources towards the roll-out of new service offerings, which represent a substantial part of our growth strategy. We face the risk that the U.S. and international markets for in-flight broadband internet access services may decrease or develop more slowly or differently than we currently expect, or that our services, including our new offerings, may not achieve widespread market acceptance. We may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers.

Our business depends on the continued proliferation of Wi-Fi as a standard feature in mobile devices. The growth in demand for in-flight broadband internet access services also depends in part on the continued and increased use of laptops, smartphones, tablet computers, and other Wi-Fi enabled devices and the rate of evolution of data-intensive applications on the mobile internet. If Wi-Fi ceases to be a standard feature in mobile devices, if the rate of integration of Wi-Fi on mobile devices decreases or is slower than expected, or if the use of Wi-Fi enabled devices or development of related applications decreases or grows more slowly than anticipated, the market for our services may be substantially diminished.

We have incurred operating losses in every quarter since we launched the Gogo service and may continue to incur quarterly operating losses, which could negatively affect our stock price.

We have incurred operating losses in every quarter since we launched the Gogo service in August 2008, and we may not be able to generate sufficient revenue in the future to generate operating income. We also expect our costs to increase materially in future periods, which could negatively affect our future operating results. We expect to continue to expend substantial financial and other resources on the roll-out of our technology roadmap and international expansion. The amount and timing of these costs are subject to numerous variables. Such variables include, for our technology roadmap, the availability and timing of certain next-generation technologies such as ATG-4 and Ka-band and other satellite technology, as well as costs incurred to develop and implement changes to ground and airborne software and hardware and, with respect to satellite technologies, the cost of obtaining satellite capacity. With respect to our international expansion, such variables may include, in addition to costs associated with satellite technology as discussed in the preceding sentence, costs incurred to modify our portal for international deployment, costs related to sales and marketing activities and administrative support functions and additional legal and regulatory expenses associated with operating in the international commercial aviation market. In addition, we expect to incur additional general administrative expenses, including legal and accounting expenses, related to being a public company. These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, it could adversely affect our financial condition and results of operations.

Current economic conditions may have a material adverse effect on our business.

As a result of the macro-economic challenges currently affecting the economy of the United States and other parts of the world, including the European sovereign debt and economic crisis, the current economic climate is turbulent and volatile. Unfavorable economic conditions, such as higher unemployment rates, a constrained credit market, housing-related pressures, increased focus by businesses on reducing operating costs, and lower spending by consumers can reduce expenditures on both leisure and business travel. For many travelers, air travel and spending on in-flight internet access are discretionary purchases that they can eliminate in difficult economic times. Additionally, a weaker business environment may lead to a decrease in overall business travel, which has historically been an important contributor to our Gogo service revenue. In addition, continued deteriorating conditions may place market or political pressure on the customers that are served by our BA segment to cut costs including by reducing use of private aircraft.

These conditions may make it more difficult or less likely for customers to purchase our equipment and services. If economic conditions in the United States or globally deteriorate further or do not show improvement, we may experience material adverse effects to our business, cash flow and results of operations.

Our operating results may fluctuate unexpectedly, which makes them difficult to predict and may cause us to fail to meet the expectations of investors, adversely affecting our stock price.

We operate in a highly dynamic industry and our future quarterly operating results may fluctuate significantly. Our revenue and operating results may vary from quarter to quarter due to many factors, many of which are not within our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Further, it is difficult to accurately forecast our revenue, margin and operating results, and if we fail to match our expected results or the results expected by financial analysts or investors, the trading price of our common stock may be adversely affected.

In addition, due to generally lower demand for business travel during the summer months and holiday periods, and leisure and other travel at other times during the year, our quarterly results may not be indicative of results for the full year. Due to these and other factors, quarter-to-quarter comparisons of our historical operating results should not be relied upon as accurate indicators of our future performance.

We may need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We may require additional financing in the future to execute our business plan, including our technology roadmap, international or domestic expansion plans or other changes. Our success may depend on our ability to raise such additional financing on reasonable terms. The amount and timing of our capital needs will depend in part on the extent of deployment of the Gogo service, the rate of customer penetration, the adoption of our service by airline partners and other factors set forth above that could adversely affect our business. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate additional service deployment, operations and investments or employ internal cost savings measures.

If our marketing and advertising efforts fail to generate additional revenue on a cost-effective basis, or if we are unable to manage our marketing and advertising expenses, it could harm our results of operations and growth.

Our future growth and profitability, as well as the maintenance and enhancement of our Gogo and Aircell brands, will depend in large part on the effectiveness and efficiency of our marketing and advertising expenditures. We use a diverse mix of television, print, trade show and online marketing and advertising programs to promote our CA and BA businesses. Significant increases in the pricing of one or more of our marketing and advertising channels would increase our marketing and advertising expenses or cause us to choose less expensive, but potentially less effective, marketing and advertising channels. In addition, to the extent we implement new marketing and advertising strategies, we may in the future have significantly higher expenses. We have incurred, and may in the future incur, marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses, and our marketing and advertising expenditures may not continue to result in increased revenue or generate sufficient levels of brand awareness. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace existing marketing and advertising channels with similarly effective channels, our marketing and advertising expenses could increase substantially, our customer levels could be affected adversely, and our business, financial condition and results of operations may suffer.

In addition, our expanded marketing efforts may increase our customer acquisition cost. For example, a decision to expand our international marketing and advertising efforts could lead to a significant increase in our marketing and advertising expenses. Any of these additional expenses may not result in sufficient customer growth to offset cost, which would have an adverse effect on our business, financial condition and results of operations.

Increased costs and other demands associated with our growth could impact our ability to achieve profitability over the long term and could strain our personnel, technology and infrastructure resources.

We expect our costs to increase in future periods, which could negatively affect our future operating results. We continue to experience growth in our headcount and operations, which has placed significant demands on our management, administrative, technological, operational and financial infrastructure. Anticipated future growth, including growth related to the broadening of our service offerings, the roll-out of the technology roadmap and other network enhancements and international expansion of our CA business, could require the outlay of significant operating and capital expenditures and will continue to place strains on our personnel, technology and infrastructure. Our success will depend in part upon our ability to contain costs with respect to growth opportunities. For example, if we cannot scale capital expenditures associated with our technology roadmap, we may not be able to successfully roll out these network enhancements on a timely basis or at all. The additional costs associated with improvements in our network infrastructure will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. To successfully manage the expected growth of our operations, including our network, on a timely and cost-effective basis we will need to continue to improve our operational, financial, technological and management controls and our reporting systems and procedures. In addition, as we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, and we must maintain the beneficial aspects of our corporate culture. If we fail to successfully manage our growth, it could adversely affect our business, financial condition and results of operations.

Our possession and use of personal information and the use of credit cards by our customers present risks and expenses that could harm our business. Unauthorized disclosure or manipulation of such data, whether through breach of our network security or otherwise, could expose us to costly litigation and damage our reputation.

Maintaining our network security is of critical importance because our online systems store confidential registered user, employee and other sensitive data, such as names, email addresses, addresses and other personal information. We depend on the security of our networks and, in part, on the security of the network infrastructures of our third-party telecommunications service providers, our customer support providers and our other vendors. Unauthorized use of our, or our third-party service providers’, networks, computer systems and services could potentially jeopardize the security of confidential information, including credit card information, of our customers. There can be no assurance that any security measures we, or third parties, take will be effective in preventing these activities. As a result of any such breaches, customers may assert claims of liability against us as a result of any failure by us to prevent these activities. Further, our in-cabin network operates as an open, unsecured Wi-Fi hotspot, and non-encrypted transmissions users send over this network may be vulnerable to access by users on the same plane. These activities may subject us to legal claims, adversely impact our reputation, and interfere with our ability to provide our services, all of which could have a material adverse effect on our business prospects, financial condition and results of operations.

Failure to protect confidential customer data or to provide customers with adequate notice of our privacy policies could also subject us to liabilities imposed by federal and state regulatory agencies. For example, the FCC’s Customer Proprietary Network Information rules, applicable to our satellite-based BA offerings, require us to comply with a range of marketing and privacy safeguards. The Federal Trade Commission (“FTC”) could assert jurisdiction to impose penalties related to our Gogo Connectivity service if it found our privacy policies or security measures to be inadequate under existing federal law. We could also be subject to certain state laws that impose data breach notification requirements, specific data security obligations, or other consumer privacy-related requirements. Our failure to comply with any of these rules or regulations could have an adverse effect on our business, financial condition and results of operations.

In addition, all Gogo Connectivity customers use credit cards to purchase our products and services. Problems with our or our vendors billing software could adversely affect our customer satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment services. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our subscribers’ credit cards on a timely basis or at all, our business, financial condition and results of operations could be adversely affected.

We depend upon third parties to manufacture equipment components, provide services for our network and install our equipment.

We rely on third-party suppliers for equipment components and services that we use to provide our ATG and satellite telecommunication Wi-Fi services. The supply of third party components and services could be interrupted or halted by a termination of our relationships, a failure of quality control or other operational problems at such suppliers or a significant decline in their financial condition. We also rely on a third party to provide the links between our data center and our ground network. If we are not able to continue to engage suppliers with the capabilities or capacities required by our business, or if such suppliers fail to deliver quality products, parts, equipment and services on a timely basis consistent with our schedule, our business prospects, financial condition and results of operations could be adversely affected.

In our CA segment, installation and maintenance of our ATG equipment is performed by employees of third party service providers who are trained by us and, in a number of cases, our airline partners have the right to elect to have their own employees or a third-party service provider of their choice install our equipment directly. In our BA segment, installation of our equipment is performed by the OEMs or dealers who purchase our equipment. Having third parties or our customers install our equipment reduces our control over the installation process, including the timeliness and quality of the installation. If there is an equipment failure, including due to problems with the installation process, our reputation and our relationships with our customers could be harmed. The passenger jets operated by our airline partners are very costly to repair and therefore damages in any claims related to faulty installation could be material. Additionally, we may be forced to pay significant remediation costs to cover equipment failure due to installation problems and we may not be able to be indemnified for a portion or all of these costs.

We may fail to recruit, train and retain the highly skilled employees that are necessary to remain competitive and execute our growth strategy. The loss of one or more of our key personnel could harm our business.

Competition for key technical personnel in high-technology industries such as ours is intense. We believe that our future success depends in large part on our continued ability to hire, train, retain and leverage the skills of qualified engineers and other highly skilled personnel needed to maintain and grow our ATG network and related technology and develop and successfully deploy our technology roadmap and new wireless telecommunications products and technology. We may not be as successful as our competitors at recruiting, training, retaining and utilizing these highly skilled personnel. In particular, we may have more difficulty attracting or retaining highly skilled personnel during periods of poor operating performance. Any failure to recruit, train and retain highly skilled employees could negatively impact our business and results of operations.

We depend on the continued service and performance of our key personnel, including Michael Small, our President and Chief Executive Officer. Such individuals have acquired specialized knowledge and skills with respect to Gogo and its operations. As a result, if any of these individuals were to leave Gogo, we could face substantial difficulty in hiring qualified successors and could experience a loss of productivity while any such successor obtains the necessary training and expertise. We do not maintain key man insurance on any of our officers or key employees. In addition, much of our key technology and systems are custom-made for our business by our personnel. The loss of key personnel, including key members of our management team, as well as certain of our key marketing or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business.

We believe our business depends on strong brands, and if we do not maintain and enhance our brand, our ability to gain new customers and retain customers may be impaired.

We believe that our brands are a critical part of our business. We collaborate extensively with our airline partners on the look and feel of the in-air homepage that their passengers encounter when logging into the Gogo service in flight. In order to maintain strong relationships with our airline partners, we may have to reduce the visibility of the Gogo brand or make other decisions that do not promote and maintain the Gogo brand. In addition, many of our trademarks contain words or terms having a somewhat common usage and, as a result, we may have trouble registering or protecting them in certain jurisdictions, for example, the domain www.gogo.com is not owned by us. If we fail to promote and maintain the “Gogo®” or “Aircell®” brands, or if we incur significant expenses to promote the brands and are still unsuccessful in maintaining strong brands, our business prospects, financial condition and results of operations may be adversely affected.

Businesses or technologies we acquire could prove difficult to integrate, disrupt our ongoing business, dilute stockholder value or have an adverse effect on our results of operations.

As part of our business strategy, we may engage in acquisitions of businesses or technologies to augment our organic or internal growth. We do not have any meaningful experience with integrating and managing acquired businesses or assets. Acquisitions involve challenges and risks in negotiation, execution, valuation and integration. Moreover, we may not be able to find suitable acquisition opportunities on terms that are acceptable to us. Even if successfully negotiated, closed and integrated, certain acquisitions may not advance our business strategy, may fall short of expected return-on-investment targets or may fail. Any future acquisition could involve numerous risks, including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating the operations and products of the acquired business;

•	use of cash to fund the acquisition or for unanticipated expenses;

•	limited market experience in new businesses;

•	exposure to unknown liabilities, including litigation against the companies we acquire;

•	additional costs due to differences in culture, geographical locations and duplication of key talent;

•	delays associated with or resources being devoted to regulatory review and approval;

•	acquisition-related accounting charges affecting our balance sheet and operations;

•	difficulty integrating the financial results of the acquired business in our consolidated financial statements;

•	controls in the acquired business;

•	potential impairment of goodwill;

•	dilution to our current stockholders from the issuance of equity securities; and

•	potential loss of key employees or customers of the acquired company.

In the event we enter into any acquisition agreements, closing of the transactions could be delayed or prevented by regulatory approval requirements, including antitrust review, or other conditions. We may not be successful in addressing these risks or any other problems encountered in connection with any attempted acquisitions, and we could assume the economic risks of such failed or unsuccessful acquisitions.

Difficulties in collecting accounts receivable could have a material effect on our results of operations.

The provision of equipment to our airline partners involves significant accounts receivable attributable to equipment receivables, which may not be settled on a timely basis. The large majority of our service revenue in our CA segment is generated from credit card transactions and credit card accounts receivable are typically settled between one and five business days. Service and equipment revenues in our BA segment are directly billed to customers. Difficulties in enforcing contracts, collecting accounts receivables or longer payment cycles could lead to material fluctuations in our cash flows and could adversely affect our business, operating results and financial condition.

Expenses or liabilities resulting from litigation could adversely affect our results of operations and financial condition.

From time to time, we may be subject to claims or litigation in the ordinary course of our business, including for example, claims related to employment matters. Any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our products and services, or have other adverse effects on our business. Any of the foregoing could have a material adverse effect on our results of operations and could require us to pay significant monetary damages.

Risks Relating to This Offering and Our Common Stock

Our common stock has no prior public market and the market price of our common stock may be volatile and could decline after this offering.

Prior to this offering, there has not been a public market for our common stock, and an active market for our common stock may not develop or be sustained after this offering. We will negotiate the initial public offering price per share with the representatives of the underwriters and therefore, that price may not be indicative of the market price of our common stock after this offering. We cannot assure you that an active public market for our common stock will develop after this offering or, if it does develop, it may not be sustained. In the absence of a public trading market, you may not be able to liquidate your investment in our common stock. In addition, the market price of our common stock may fluctuate significantly and fluctuations in market price and volume are particularly common among securities of technology companies. Among the factors that could affect our stock price are:

•	airline industry or general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	changes in technology or customer usage of Wi-Fi and internet broadband services;

•	any inability to timely and efficiently roll out our technology roadmap;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in or failure to meet publicly disclosed expectations as to our future financial performance;

•	changes in securities analysts’ estimates of our financial performance or lack of research and reports by industry analysts;

•	action by institutional stockholders or other large stockholders, including future sales;

•	speculation in the press or investment community;

•	investor perception of us and our industry;

•	changes in market valuations or earnings of similar companies;

•	announcements by us or our competitors of significant products, contracts, acquisitions or strategic partnerships;

•

developments or disputes concerning patents or proprietary rights, including increases or decreases in litigation expenses associated with intellectual property lawsuits we may initiate, or in which we may be named as defendants;

•	failure to complete significant sales;

•	any future sales of our common stock or other securities;

•	renewal of our FCC license; and

•	additions or departures of key personnel.

In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price. The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against such company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, operating results and financial condition.

Future sales of shares by existing stockholders could cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Based on shares outstanding as of         , upon completion of this offering, we will have          outstanding shares of common stock (or          outstanding shares of common stock, assuming exercise of the underwriters’ overallotment option in full). All of the shares sold pursuant to this offering will be immediately tradeable without restriction under the Securities Act unless held by “affiliates”, as that term is defined in Rule 144 under the Securities Act. The remaining          shares of common stock outstanding as of          will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, means of sale, holding period and other limitations of Rule 144 or pursuant to an exception from registration under Rule 701 under the Securities Act, subject to the terms of the lock-up agreements entered into among us, the underwriters and stockholders holding approximately                  shares of our common stock. Our board of directors and Morgan Stanley & Co. LLC, the representative of the underwriters, may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements entered into in connection with this offering. See “Underwriting.” Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our equity compensation plans and, as a result, all shares of common stock acquired upon exercise of stock options granted under our plans will also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. A total of 41,925 shares of common stock are reserved for issuance under our stock incentive plans. As of January 31, 2012, there were stock options outstanding to purchase a total of 38,024 shares of our common stock.

We, stockholders holding approximately              shares of common stock, including              shares held by Ripplewood and the Thorne Entities, our executive officers and directors have agreed to a “lock-up,” meaning that, subject to certain exceptions, neither we nor they will sell any shares without the prior consent of each of (i) our board of directors and (ii) only following the prior written consent of our board of directors, Morgan Stanley & Co. LLC, for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period,              shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future. In addition, certain of our significant stockholders may distribute shares that they hold to their investors who themselves may then sell into the public market following the expiration of the lock-up period. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144A. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, holders of approximately              shares, or             %, of our common stock, including              shares, or             %, of our common stock held by Ripplewood and              shares, or             %, of our common stock held by the Thorne Entities, will have registration rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders in the future. Once we register the shares for the holders of registration rights, they can be freely sold in the public market upon issuance, subject to the restrictions contained in the lock-up agreements.

In the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage or if one or more of these analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

A few significant stockholders control the direction of our business. If the ownership of our common stock continues to be highly concentrated, it could prevent you and other stockholders from influencing significant corporate decisions.

Following the completion of this offering, Ripplewood and the Thorne Entities will beneficially own approximately             % and             %, respectively, of the outstanding shares of our common stock, assuming that the underwriters do not exercise their option to purchase additional shares. As a result, either Ripplewood or the Thorne Entities alone could exercise significant influence over all matters requiring stockholder approval for the foreseeable future, including approval of significant corporate transactions, which may reduce the market price of our common stock. In addition, together, Ripplewood and the Thorne Entities would be able to exercise control over such matters following this offering, which similarly may reduce the market price of our common stock.

The interests of our existing stockholders may conflict with the interests of our other stockholders. Our Board of Directors intends to adopt corporate governance guidelines that will, among other things, address potential conflicts between a director’s interests and our interests. In addition, we intend to adopt a code of business conduct that, among other things, requires our employees to avoid actions or relationships that might conflict or appear to conflict with their job responsibilities or the interests of Gogo Inc. and to disclose their outside activities, financial interests or relationships that may present a possible conflict of interest or the appearance of a conflict to management or corporate counsel. These corporate governance guidelines and code of business ethics will not, by themselves, prohibit transactions with our principal stockholders.

Fulfilling our obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act of 2002, will be expensive and time-consuming, and any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.

We have historically operated as a private company and have not been subject to the same financial and other reporting and corporate governance requirements as a public company. After this offering, we will be required to file annual, quarterly and other reports with the Securities and Exchange Commission (“SEC”). We will need to prepare and timely file financial statements that comply with SEC reporting requirements. We will also be subject to other reporting and corporate governance requirements, under the listing standards of the              and the Sarbanes-Oxley Act of 2002, which will impose significant new compliance costs and obligations upon us. The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight which will increase our operating costs. These changes will also place significant additional demands on our finance and accounting staff, which may not have prior public company experience or experience working for a newly public company, and on our financial accounting and information systems. We may in the future hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

•	prepare and file periodic reports, and distribute other stockholder communications, in compliance with the federal securities laws and rules;

•	define and expand the roles and the duties of our Board of Directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions; and

•

evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

In particular, upon completion of this offering, the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. It will also require an independent registered public accounting firm to test our internal control over financial reporting and report on the effectiveness of such controls for the year ending December 31, 2013 and subsequent years. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of

1934, as amended (the “Exchange Act”), to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting as of December 31, 2013 and in future periods, investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common stock. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC,         , or other regulatory authorities.

If we need additional capital in the future, it may not be available on favorable terms, or at all.

We have historically relied primarily on private placements of our equity securities and cash flow from operations to fund our operations, capital expenditures and expansion. Following the offering, we may require additional capital from equity or debt financing in the future to fund our operations or respond to competitive pressures or strategic opportunities. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of additional financing may limit our financial and operating flexibility.

If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

We could be the subject of securities class action litigation due to future stock price volatility, which could divert management’s attention and adversely affect our results of operations.

The stock market in general, and market prices for the securities of technology companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In several recent situations in which the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a similar lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

Anti-takeover provisions in our charter documents and Delaware law, and certain provisions in our existing and any future credit facility could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, we anticipate that, prior to the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•	authorize the issuance of “blank check” preferred stock that could be issued by our Board of Directors to thwart a takeover attempt;

•

establish a classified Board of Directors, as a result of which our board will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at an annual meeting;

•	require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

•	provide that vacancies on the Board of Directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders; and

•	require supermajority stockholder voting to effect certain amendments to our amended and restated certificate of incorporation and amended and restated bylaws.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future. In addition, our current credit facility with Alaska Airlines has, and other credit facilities we may enter into in the future may have, covenants that restrict our rights to engage in certain change of control transactions. See “Description of Capital Stock—Certain Certificate of Incorporation, By-Law and Statutory Provisions.”

Our amended and restated certificate of incorporation and amended and restated bylaws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on the judgment of our management regarding the use of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, products, services or technologies, as well as international expansion. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

Investors purchasing common stock in this offering will experience immediate and substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share will significantly exceed the net tangible book value per share of our common stock outstanding. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $         a share, based on an initial public offering price of $        , which is the midpoint of the price range set forth on the cover page of this prospectus. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing shares of common stock in this offering will contribute approximately         % of the total amount we have raised since our inception, but will own only approximately         % of our total common stock immediately following the completion of this offering. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their over-allotment option, or if we issue additional equity securities, investors purchasing common stock in this offering will experience additional dilution.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to declare and pay dividends on our capital stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. In addition, the operations of Gogo Inc. are conducted almost entirely through its subsidiaries. As such, to the extent that we determine in the future to pay dividends on our common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends.

Our corporate charter and bylaws include provisions limiting ownership by non-U.S. citizens, including the power of our board of directors to redeem shares of our common stock from non-U.S. citizens.

The Communications Act and FCC regulations impose restrictions on foreign ownership of FCC licensees, as described in the above risk factor, “If we fail to comply with the Communications Act and FCC regulations limiting ownership and voting of our capital stock by non-U.S. persons we could lose our FCC license.” Our corporate charter and bylaws include provisions that permit our board of directors to take certain actions in order to comply with FCC regulations regarding foreign ownership, including but not limited to, a right to redeem shares of common stock from non-U.S. citizens at prices at or below fair market value. Non-U.S. citizens should consider carefully the redemption provisions in our certificate of incorporation prior to investing in our common stock.

These restrictions may also decrease the liquidity and value of our stock by reducing the pool of potential investors in our company and making the acquisition of control of us by third parties more difficult. In addition, these restrictions could adversely affect our ability to attract additional equity financing in the future or consummate an acquisition of a foreign entity using shares of our capital stock. See “Description of Capital Stock—Limited Ownership by Foreign Entities.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These forward-looking statements include, without limitation, statements regarding our industry, business strategy, plans, goals and expectations concerning our market position, international expansion, future operations, margins, profitability, future efficiencies, capital expenditures, liquidity and capital resources and other financial and operating information. When used in this discussion, the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “future” and the negative of these or similar terms and phrases are intended to identify forward-looking statements in this prospectus.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give you no assurance these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties and other factors. Although it is not possible to identify all of these risks and factors, they include, among others, the following:

•	the loss of, or failure to realize benefits from, agreements with our airline partners;

•	any inability to timely and efficiently roll out our technology roadmap or the failure by our airline partners to roll out equipment upgrades in order to support increased network capacity demands;

•	the loss of relationships with original equipment manufacturers or dealers;

•	our ability to develop capacity sufficient to accommodate growth in consumer demand;

•	unfavorable economic conditions in the airline industry and economy as a whole;

•	the effects, if any, on our business of the American Airlines bankruptcy filing;

•

our ability to expand our domestic or international operations including to grow our business with current and potential future airline partners or successfully partner with satellite service providers, including Inmarsat;

•	an inability to compete effectively;

•	a diminution in the competitive advantage we believe our ATG network currently provides us;

•	our reliance on third-party satellite service providers and equipment and other suppliers, including single source providers and suppliers;

•	a revocation of, or reduction in, our right to use licensed spectrum or grant of a license to use air-to-ground spectrum to a competitor;

•	our use of open source software and licenses;

•	the effects of service interruptions or delays, technology failures, material defects or errors in our software or damage to our equipment;

•	the limited operating history of our CA segment;

•	our, or our technology suppliers’, inability to effectively innovate;

•	costs associated with defending pending or future intellectual property infringement and other litigation or claims;

•	our ability to protect our intellectual property;

•	fluctuation in our operating results;

•	our ability to attract and retain customers and to capitalize on revenue from our platform;

•	the demand for in-flight broadband internet access services or market acceptance for our products and services;

•	changes or developments in the regulations that apply to us, our business and our industry;

•	the attraction and retention of qualified employees and key personnel;

•	the effectiveness of our marketing and advertising and our ability to maintain and enhance our brands;

•	our inability to manage our growth in a cost-effective manner and integrate and manage acquisitions;

•	difficulties in collecting accounts receivable; and

•	other risks and factors listed under “Risk Factors” and elsewhere in this prospectus.

Any one of these factors or a combination of these factors could materially affect our financial condition or future results of operations and could influence whether any forward-looking statements contained in this prospectus ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and you should not place undue reliance on them. All forward-looking statements speak only as of the date made and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering of approximately $         million, after deducting estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us of $         million. See “Underwriting.”

We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders in this offering.

We intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes, including costs associated with international expansion. We will have broad discretion over the way that we use the net proceeds of this offering received by us. See “Risk Factors—Risks Relating to This Offering and Our Common Stock—Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.”

A $1.00 increase or decrease in the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the front cover of this prospectus) would increase or decrease the net proceeds to us from this offering by $        , assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us. An increase or decrease of          shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $         million, assuming the initial public offering price of $         per share (the mid-point of the price range set forth on the front cover of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We do not currently expect to declare or pay dividends on our common stock for the foreseeable future. Instead, we intend to retain earnings to finance the growth and development of our business and for working capital and general corporate purposes. Any payment of dividends will be at the discretion of our Board of Directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our Board of Directors may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures.”

CAPITALIZATION

The following table sets forth our total cash and cash equivalents and capitalization as of September 30, 2011:

•	on an actual basis;

•	on a pro forma basis to reflect:

•	the filing of an amended and restated certificate of incorporation to authorize shares of common stock and shares of undesignated preferred stock;

•	a for 1 stock split of our shares of common stock; and

•	the conversion of all of our outstanding shares of convertible preferred stock into shares of common stock; and

•

on a pro forma as adjusted basis to reflect the pro forma adjustments above and our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds to us from this offering as described in “Use of Proceeds.”

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial offering price and other terms of this offering determined at pricing. The table below should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of September 30, 2011
	Actual	Pro Forma	Pro Forma (as adjusted)(1)
	(unaudited)
	(amounts in thousands, except for share numbers)
Cash and cash equivalents	$53,031	$53,031	$

Long term obligations, including current portion	$2,711	$2,711	$
Convertible preferred stock, $0.01 par value:
Class A Senior Convertible Preferred Stock, 15,000 shares authorized; 14,126 shares issued and outstanding actual; no shares issued and outstanding, pro forma and pro forma as adjusted	$148,090	$—		$—
Class B Senior Convertible Preferred Stock, 30,000 shares authorized; 22,488 shares issued and outstanding actual; no shares issued and outstanding, pro forma and pro forma as adjusted	243,539	—		—
Junior Convertible Preferred Stock, 20,000 shares authorized; 19,070 shares issued and outstanding actual; no shares issued and outstanding, pro forma and pro forma as adjusted	146,501	—		—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value, 1,000,000 shares authorized, 73,975 shares issued and 66,000 shares outstanding, actual; shares authorized, and shares issued and outstanding, pro forma and pro forma as adjusted(2)	—	—
Additional paid-in capital	63,707	640,537
Accumulated deficit	(425,834)	(425,834)

Total stockholders’ deficit	(362,127)	214,703

Total capitalization	$178,714	$217,414	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our pro forma as adjusted cash and cash equivalents, additional paid-in capital and stockholders equity by $             million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of shares in the number of shares offered by us would increase or decrease, as applicable our pro forma as adjusted cash and cash equivalents, additional paid-in capital and stockholders equity by $ million, assuming the assumed initial public offering price of $ per share (the mid-point of the price range set forth on the front cover page of this prospectus) remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	The difference between the number of shares of common stock issued (actual) and the number of shares of common stock outstanding (actual) is attributable to the 7,975 shares of our common stock that are held by AC Management LLC, which is consolidated into our consolidated financial statements. For further discussion of the consolidation of AC Management LLC, see Note 2 to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus.

The share information as of September 30, 2011 shown in the table above excludes:

•	26,925 shares of common stock issuable upon exercise of options outstanding as of September 30, 2011 at a weighted average exercise price of $935.18 per share; and

•	552 shares of common stock reserved for future issuance under our stock option plan.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of              was $             , and our pro forma net tangible book value per share was $            . Pro forma net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding at .

After giving effect to the sale of shares of our common stock sold by us in this offering at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at              would have been $             million, or $             per share. This represents an immediate increase in net tangible book value per share of $             to the existing stockholders and dilution in net tangible book value per share of $             to new investors who purchase shares in this offering. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2011	$
Increase in net tangible book value per share attributable to new investors in this offering	$
Pro forma net tangible book value per share after this offering		$

Dilution of net tangible book value per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by $             million, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of              million shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $             million, assuming the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of             , the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering (amounts in thousands, except percentages and per share data):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

The foregoing table does not reflect proceeds to be realized by existing stockholders in connection with the sales by them in this offering, options outstanding under our stock option plans or stock options to be granted after this offering. As of January 31, 2012, there were options to purchase 38,024 shares of our common stock outstanding with an average exercise price of $1,200.33 per share, and 3,901 shares remained available for grant.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected historical financial data as of and for the periods indicated. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The consolidated statement of operations data and other financial data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data and other financial data for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2010 and 2011 and the consolidated balance sheet data as of September 30, 2011 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement as to results for those periods. Our historical results are not necessarily indicative of our results to be expected in any future period, and the unaudited interim results for the nine months ended September 30, 2011 are not necessarily indicative of results that may be expected for the full year ended December 31, 2011.

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data(1):
Revenue:
Service revenue	$—	$3,838	$6,019	$15,626	$58,341	$35,556	$72,923
Equipment revenue	—	30,041	30,771	21,216	36,318	24,544	40,850

Total revenue	—	33,879	36,790	36,842	94,659	60,100	113,773

Total operating expenses	237	80,285	145,898	147,678	171,620	126,524	140,250

Operating loss	(237)	(46,406)	(109,108)	(110,836)	(76,961)	(66,424)	(26,477)
Other (income) expense:
Interest expense	1,060	4,895	14,176	30,067	37	9	200
Fair value derivative adjustments	—	—	—	—	33,219	47,991	(29,680)
Loss on extinguishment of debt	—	—	—	1,577	—	—	—
Other	—	(2,418)	(905)	(214)	(98)	(84)	(17)

Total other (income) expense	1,060	2,477	13,271	31,430	33,158	47,916	(29,497)

Income (loss) before income tax provision	(1,297)	(48,883)	(122,379)	(142,266)	(110,119)	(114,340)	3,020
Income tax provision	—	—	—	—	3,260	3,035	650

Net income (loss)	(1,297)	(48,883)	(122,379)	(142,266)	(113,379)	(117,375)	2,370
Class A and Class B senior convertible preferred stock return	—	—	—	—	(18,263)	(13,401)	(20,571)
Accretion of preferred stock	—	—	—	—	(8,501)	(6,226)	(7,619)

Net loss attributable to common stock(2)	$(1,297)	$(48,883)	$(122,379)	$(142,266)	$(140,143)	$(137,002)	$(25,820)

Net loss per share attributable to common stock(3):
Basic	$(324.25)	$(1,110.98)	$(1,973.85)	$(2,155.55)	$(2,123.38)	$(2,075.79)	$(391.21)
Diluted	$(324.25)	$(1,110.98)	$(1,973.85)	$(2,155.55)	$(2,123.38)	$(2,075.79)	$(391.21)
Weighted average shares used in computing net loss per share attributable to common stock:
Basic	4	44	62	66	66	66	66
Diluted	4	44	62	66	66	66	66

	As of December 31,					As of September 30, 2011
	2006	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,204	$12,253	$24,072	$68,452	$18,883	$53,031
Working capital(4)	8,146	898	773	52,162	12,459	41,310
Total assets	41,747	128,082	172,471	274,849	236,940	277,232
Indebtedness and long-term capital leases, net of current portion(5)	33,918	99,815	202,043	—	2,000	2,265
Total liabilities	34,979	128,921	247,099	61,126	113,928	101,229
Convertible preferred stock	—	—	—	405,567	453,385	538,130
Total stockholders’ equity (deficit)(2)	6,768	(839)	(74,628)	(191,844)	(330,373)	(362,127)

(1)	Prior to December 31, 2009, we operated as a limited liability company under the name AC HoldCo LLC. AC HoldCo LLC was formed as a Delaware limited liability company on March 20, 2006. During 2006, Aircell, Inc. and AC HoldCo LLC entered into a series of agreements to pursue the FCC license governing our ATG spectrum and to provide capital to develop and operate our ATG network. On January 31, 2007, Aircell, Inc. converted to a limited liability company (Aircell LLC) and was acquired by AC HoldCo LLC. As a result, AC HoldCo LLC had no sales or revenue during 2006 as what is now our BA segment was not acquired until January 31, 2007.
(2)	Prior to December 31, 2009, we operated as a limited liability company under the name AC HoldCo LLC. The net loss was attributable to members of AC HoldCo LLC for the years ended December 31, 2006, 2007, 2008 and 2009. Total equity (deficit) as of December 31, 2006, 2007 and 2008 was attributable to members of AC HoldCo LLC.
(3)	Does not reflect 7,975 shares of common stock issued to AC Management LLC, an affiliate of the Company whose units are owned by members of our management. Gogo Inc. is the managing member of AC Management LLC, and thereby controls AC Management LLC, and as a result AC Management LLC is consolidated into our consolidated financial statements. As a result of such consolidation, the common shares held by AC Management LLC are not considered outstanding for purposes of our consolidated financial statements, including net loss per share attributable to common stock.
(4)	We define working capital as total current assets less current liabilities.
(5)	Includes long-term accrued interest of $1.0 million, $6.3 million and $15.8 million as of December 31, 2006, 2007 and 2008, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to help the reader understand our business, financial condition, results of operations, liquidity and capital resources. It should be read in conjunction with “Selected Consolidated Financial Data,” and is qualified in its entirety by reference to our consolidated financial statements and related notes beginning on page F-1 of this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward Looking Statements.”

Company Overview

Gogo Inc. is the world’s leading provider of in-flight connectivity with the largest number of internet-connected aircraft in service, and a pioneer in wireless in-cabin digital entertainment solutions. We operate our business through our two operating segments: commercial aviation, or CA, and business aviation, or BA. Our CA business provides “Gogo®” branded in-flight connectivity and wireless digital entertainment solutions to commercial airline passengers, using our nationwide network of cell towers and airborne equipment (the “ATG network”), and our exclusive nationwide air-to-ground (“ATG”) spectrum. Our BA business sells equipment for in-flight telecommunications and provides in-flight internet connectivity and other voice and data communications products and services to the business aviation market. BA services include Gogo Biz, our in-flight broadband service that utilizes both our ATG network and our ATG spectrum, and satellite-based voice and data services through our strategic alliance with Iridium. The following is a timeline of significant events in our company’s history:

•	Our business aviation operations were formed in 1991 as Air-cell, Inc. for the purpose of providing in-flight telecommunication service to customers in the business aviation market.

•

In 1997, Aircell, Inc. (formerly Air-cell, Inc.) installed its first in-flight analog phone system and, in 2002, partnered with Iridium satellite to provide in-flight voice and data services to our business aviation customers.

•	In June 2006, our subsidiary AC BidCo LLC won and purchased an exclusive ten-year 3 MHz FCC license for ATG spectrum.

•	In January 2007, we acquired Aircell LLC (formerly Aircell, Inc.).

•	In January 2008, we completed construction of our initial nationwide ATG network.

•	In August 2008, we launched our Gogo service for commercial aircraft.

•	In June 2009, we began providing ATG service to our business aviation customers.

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On December 31, 2009, we underwent a corporate restructuring whereby our predecessor company was converted from a limited liability company into a corporation (Aircell Holdings Inc.). As a result of the conversion, our capitalization structure changed as all outstanding convertible debt was converted into one of three classes of preferred stock.

•	On June 15, 2011, we officially changed our name from Aircell Holdings Inc. to Gogo Inc.

Consolidated revenue increased to $94.7 million for the year ended December 31, 2010 as compared with $36.8 million during the prior year and increased to $113.8 million for the nine month period ended September 30, 2011 as compared with $60.1 million for the comparable prior year period. As of September 30, 2011, our CA segment had 1,177 commercial aircraft equipped to provide the Gogo service as compared with 1,019 as of September 30, 2010. As of September 30, 2011, our BA segment had 4,601 aircraft in operation with Iridium satellite communications systems and 744 Gogo Biz systems in operation as compared with 4,481 and 230 as of September 30, 2010, respectively. In addition, our BA segment had sold more than 100 Inmarsat SwiftBroadband systems to business aviation customers as of September 30, 2011.

Factors and Trends Affecting Our Results of Operations

We believe our operating and business performance is driven by various factors that affect the commercial airline and business aviation industries, including trends affecting the travel industry and trends affecting the customer bases that we target, as well as factors that affect wireless internet service providers and general macroeconomic factors. Key factors that may affect our future performance include:

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the costs associated with implementing our technology roadmap, including the need for additional cell sites in our ATG network, and implementing improvements to our network and operations as technology changes and we experience increased network capacity constraints;

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the costs associated with our international expansion, including modification to our network to accommodate satellite technology, compliance with applicable foreign regulations and expanded operations outside of the U.S.;

•	the number of aircraft in service in our markets, including consolidation of the airline industry or changes in fleet size by one or more of our airline partners;

•	the economic environment and other trends that affect both business and leisure travel;

•	the extent of customers’ adoption of our products and services, which is affected by, among other things, willingness to pay for the services that we provide and changes in technology;

•	the continued demand for connectivity and proliferation of Wi-Fi enabled devices, including smartphones, tablets and laptops; and

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regulatory changes, including those affecting our ability to maintain our ten-year 3 MHz license for ATG spectrum in the U.S., obtain sufficient rights to use additional ATG spectrum and/or other sources of broadband connectivity to deliver our services, and expand our service offerings.

Recent Developments

On November 29, 2011, we announced the signing of a memorandum of understanding with Inmarsat S.A. to bring its Global Xpress satellite service to the commercial airline market. Assuming that we enter into a definitive agreement with Inmarsat, we would be one of two providers of Inmarsat’s Ka-band satellite service bringing in-flight broadband internet access to international fleets. We expect that we will be able to offer commercial airlines a connectivity solution on certain international routes after the launch of the first Inmarsat-5 satellite, which is currently scheduled for mid-2013.

On November 29, 2011, American Airlines filed for reorganization under Chapter 11 of the United States Bankruptcy Code. While American Airlines has announced that it will continue to operate its business and fly normal flight schedules, there can be no assurance that the filing will not have an adverse affect on our revenue or results of operations in the short- or long-term. See “Risk Factors—Risks Related to our CA Business—The recent bankruptcy filing of American Airlines could have a material adverse affect on our revenue and results of operations.”

On December 19, 2011, Advanced Media Networks, L.L.C. filed suit in the United States District Court for the Central District of California against us for allegedly infringing one of its patents, seeking injunctive relief and unspecified monetary damages. See “Risk Factors—Assertions by third parties of infringement, misappropriation or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.’’

Key Business Metrics

Our management regularly reviews a number of financial and operating metrics, including the following key operating metrics for our CA and BA segments to evaluate the performance of our business and our success in executing our business plan, make decisions regarding resource allocation and corporate strategies and evaluate forward-looking projections.

Commercial Aviation

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
Aircraft online	30	692	1,056	1,019	1,177
Gross passenger opportunity (in thousands)	624	59,804	152,744	109,731	141,991
Total average revenue per passenger	$0.74	$0.15	$0.32	$0.26	$0.41

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Aircraft online. We define aircraft online as the total number of commercial aircraft on which our ATG network equipment is installed and Gogo service has been made commercially available as of the last day of each period presented.

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Gross passenger opportunity (“GPO”). We define GPO as the estimated aggregate number of passengers who board commercial aircraft on which Gogo service has been made available for the period presented. We calculate passenger estimates by taking the maximum capacity of flights with Gogo service, which is calculated by multiplying the number of flights flown by Gogo-equipped aircraft, as published by Air Radio Inc. (ARINC), by the number of seats on those aircraft, and adjusting the product by a passenger load factor for each airline, which represents the percentage of seats on aircraft that are occupied by passengers. Load factors are provided to us by our airline partners and are based on historical data.

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Total average revenue per passenger (“ARPP”). We define ARPP as revenue from Gogo Connectivity, Gogo Vision, Gogo Signature Services and other service revenue for the period, divided by GPO for the period.

Business Aviation

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
Aircraft online
Satellite	4,097	4,311	4,553	4,481	4,601
ATG	—	49	318	230	744
Average monthly service revenue per aircraft online
Satellite	$123	$124	$127	$126	$131
ATG	—	488	1,530	1,340	1,813
Units shipped
Satellite	1,112	460	574	424	459
ATG	—	139	374	227	465
Average equipment revenue per unit shipped (in thousands)
Satellite	$27	$32	$34	$34	$42
ATG	—	36	42	41	44

•	Satellite aircraft online. We define satellite aircraft online as the total number of business aircraft on which we have satellite equipment in operation as of the last day of each period presented.

•	ATG aircraft online. We define ATG aircraft online as the total number of business aircraft on which we have ATG network equipment in operation as of the last day of each period presented.

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Average monthly service revenue per aircraft online. We define average monthly service revenue per aircraft online as the aggregate BA service revenue from all sources for the period, divided by the number of aircraft online during the period (expressed as an average of the month end figures for each month in such period).

•	Units shipped. We define units shipped as the number of satellite and ATG network equipment units, respectively, shipped during the period.

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Average equipment revenue per unit shipped. We define average equipment revenue per unit shipped as the aggregate equipment revenue earned for all BA shipments during the period, divided by the number of units shipped.

Key Components of Consolidated Statements of Operations

We conduct our business through two operating segments, our CA segment and our BA segment. The following briefly describes certain key components of revenue and expenses as presented in our consolidated statements of operations for each of our operating segments.

Revenue:

We generate two types of revenue through each of our operating segments: service revenue and equipment revenue.

Commercial Aviation:

Service revenue. Service revenue for the CA segment, which currently represents substantially all of the CA segment revenue, is derived primarily from Gogo Connectivity related revenue from purchases of individual sessions, monthly renewable subscriptions and multiple session packages, as well as fees paid by third parties who sponsor free or discounted access to Gogo Connectivity to passengers. Our CA business also generates revenue through third-party advertising fees and e-commerce revenue share arrangements which we refer to as our Gogo Signature Services. Additionally, we generate revenue from fees paid by passengers for access to content on Gogo Vision, which we recently commenced on aircraft operated by Delta Air Lines and American Airlines. Under the terms of agreements with each of our airline partners, we provide our Gogo service directly to airline passengers and set the pricing for the service. Gogo Connectivity customers remit payment directly to us and we remit a share of the revenue to the applicable airline. Although we expect to continue to derive a substantial majority of our CA service revenue from Gogo Connectivity related revenue, we expect our revenue from Gogo Signature Services and Gogo Vision to increase in future periods.

Equipment revenue. We currently have three types of connectivity agreements with our airline partners. Equipment transactions under one form of agreement, which we have used with only one airline partner, qualify for sale treatment due to the specific provisions of the agreement. Equipment revenue generated under this one agreement accounted for less than 2% of our CA segment’s revenue for the year ended December 31, 2010 and the nine months ended September 30, 2011, and we do not expect it to be a material portion of our CA segment revenue going forward. The remaining two types of connectivity agreements are treated as operating leases of space for our equipment on the aircraft. See “—Cost of Service Revenue” below for further information regarding accounting for equipment transactions under these other two forms of connectivity agreements.

Business Aviation:

Service revenue. Service revenue for the BA segment is principally derived from subscription fees paid by aircraft owners and operators for telecommunication and data services that we provide by means of satellite-based services that we resell or our Gogo Biz in-flight broadband internet access using our ATG network. In 2010, revenue derived from subscription fees for satellite based services that we resell and for our Gogo Biz service was 68% and 32%, respectively, of our BA segment’s total service revenue.

Equipment revenue. Equipment revenue for the BA segment is derived from the sale of satellite-based and ATG telecommunication equipment to original equipment manufacturers of aircraft (“OEMs”) and a network of aftermarket dealers who are FAA certified to install avionics on business aircraft, including aircraft used in the fractional jet market. In 2010, revenue derived from sales of satellite-based telecommunications equipment and from ATG telecommunication equipment was 55% and 45%, respectively, of our BA segment’s equipment revenue.

Cost of Service Revenue:

Commercial Aviation:

Cost of service revenue for the CA segment includes network operations, revenue share, and transactional costs.

Network operations represent the costs to operate and maintain our ATG network, including backhaul, site leases, cell site operations, data centers, network operations center, network technical support, aircraft operations, component assembly and portal maintenance. Our network operations costs include a significant portion of costs that are relatively fixed in nature and do not fluctuate directly with revenue.

Revenue share consists of payments made to our airline partners under our connectivity agreements. Under the significant majority of our connectivity agreements as of September 30, 2011, we maintain legal title to our equipment and no payments in respect of such equipment are made to us by our airline partners. Under these agreements the initial revenue share percentage earned by our airline partners are below our standard rates. Upon the occurrence of stipulated triggering events, such as the passage of time or the achievement of certain revenue or installation thresholds, the revenue share percentage increases to a contractually agreed upon rate in line with our standard rates. We also have connectivity agreements pursuant to which our airline partners make an upfront payment for our ATG equipment and take legal title to such equipment. Under these agreements, the revenue share percentage earned by our airline partners is set at a fixed percentage of service revenue at our standard rates throughout the term of the agreement. Upfront payments made pursuant to these agreements are accounted for as deferred airborne lease incentives which are amortized on a straight-line basis as a reduction of cost of service revenue over the term of the agreement. We expect the share of our connectivity agreements under which our airline partners make an upfront payment for our ATG equipment to increase going forward as this type of connectivity agreement is the primary type we are currently offering to prospective North American airline partners and to existing airline partners that wish to expand the Gogo service into additional fleets.

Transactional costs include billing costs and transaction fees charged by third-party service providers.

Business Aviation:

Cost of service revenue for the BA segment primarily consists of satellite provider service costs and also includes related transactional costs. Starting in July 2010, we began allocating a portion of the CA segment’s network costs to the BA segment as BA’s customers’ usage of the ATG network expanded beyond an immaterial amount. This allocation to BA is made based on a per megabyte charge.

Cost of Equipment Revenue:

Our cost of equipment, for both the CA and BA segments, primarily consists of the purchase costs for component parts used in the manufacture of our equipment as well as production costs associated with the equipment sales.

Engineering, Design and Development Expenses:

Commercial Aviation:

Engineering, design and development expenses for the CA segment include activities related to the development of ground and airborne systems, including customization of network and airborne equipment, design of airborne system installation processes, design and development of next generation technologies and costs associated with obtaining FAA certifications.

Business Aviation:

Engineering, design and development expenses for the BA segment include activities related to the enhancement of existing products, the design and development of next generation products and costs associated with obtaining FAA certifications.

Sales and Marketing Expenses:

Commercial Aviation:

Sales and marketing expenses for the CA segment consist primarily of costs associated with cultivating our relationships with our airline partners and attracting additional Gogo customers. Sales and marketing activities related to the airlines include contracting with new airlines to offer Gogo service on their aircraft, contracting to add additional aircraft operated by our existing airline partners to the Gogo-installed fleet, joint marketing of the Gogo service with our airline partners and program management related to Gogo service launches and trade shows. Sales and marketing activities related to our Gogo customers include advertising and marketing campaigns and promotions as well as customer service related activities to our Gogo customers.

Business Aviation:

Sales and marketing expenses for the BA segment consist of costs associated with activities related to customer sales, advertising and promotions, trade shows, and customer service and technical support related activities. Customer service and technical support teams provide support to the manufacturers, dealers, installers, and end users.

General and Administrative Expenses:

For both the CA and BA segments, general and administrative expenses include staff and related operating costs of the business support functions, including finance and accounting, legal, human resources, administrative, information technology and executive groups. Certain corporate office operating expenses included within the CA segment that are shared by both of our segments are not allocated to the BA segment.

Upon the completion of this offering, we will be required to comply with new accounting, financial reporting and corporate governance standards as a public company that we expect will cause our general and administrative expenses to increase. Such costs will include, among others, increased auditing and legal fees, board of director fees, investor relations expenses, and director and officer liability insurance costs. We do not believe that these costs will be material.

Depreciation and Amortization:

Depreciation expense for both the CA and BA segment includes depreciation expense associated with our office equipment, furniture, fixtures and leasehold improvements. Additionally the depreciation expense for the CA segment includes depreciation of our airborne and network related equipment. We depreciate these assets on a straight-line method over their estimated useful lives that range from 3-25 years, depending on the assets being depreciated.

Amortization expense for both the CA and BA segment includes the amortization of our finite lived intangible assets on a straight-line basis over the estimated useful lives that range from 3-10 years, depending on the items being amortized.

Segment Profit (Loss)

We measure our segments’ performance on the basis of segment profit (loss), which is calculated internally as net income (loss) attributable to common stock before interest expense, interest income, income taxes, depreciation and amortization, and certain non-cash charges (including amortization of deferred airborne lease incentives, stock compensation expense, fair value derivative adjustments, Class A and Class B senior convertible preferred stock return, accretion of preferred stock, and loss on extinguishment of debt).

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of our consolidated financial statements and related disclosures require us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related exposures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. In some instances, we could reasonably use different accounting estimates, and in some instances results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates. For a discussion of our significant accounting policies to which many of these critical estimates relate, see Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus.

Long-Lived Assets:

Our long-lived assets (other than goodwill and indefinite-lived assets which are separately tested for impairment) are evaluated for impairment whenever events indicate that the carrying amount of such assets may not be recoverable. We evaluate long-lived assets for impairment by comparing the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. If the future net undiscounted cash flows are less than the carrying value, we then calculate an impairment loss. The impairment loss is calculated by comparing the long-lived assets carrying value with the estimated fair value, which may be based on estimated future discounted cash flows. We would recognize an impairment loss by the amount the long-lived asset’s carrying value exceeds the estimated fair value. If we recognize an impairment loss, the adjusted balance becomes the new cost basis and is depreciated (amortized) over the remaining useful life of the asset.

Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flows and long-lived asset fair values, including forecasting useful lives of the long-lived assets and selecting discount rates.

We do not believe there is a reasonable likelihood that there will be a material change in the nature of the estimates or assumptions we use to calculate our long-lived asset impairment losses. However, if actual results are not consistent with our assumptions used, we could experience an impairment triggering event and be exposed to losses that could be material.

During 2008, based on then-current market conditions and assumptions, our BA segment recorded a $6.0 million impairment charge to our Aircell Axxess technology, which is our Iridium-based cabin communications system that provides global voice service and narrowband data capabilities for business aircraft, and a $0.7 million impairment charge to the Aircell trade name/trademark.

Indefinite-Lived Asset:

We have one indefinite-lived intangible asset, our FCC license. Indefinite-lived intangible assets are not amortized but are reviewed for impairment at least annually or whenever events indicate that the carrying amount of such assets may not be recoverable. We perform our annual impairment test during the fourth quarter of each fiscal year. In determining which approach was most appropriate, we considered the cost approach, market approach and income approach. We determined that the income approach, specifically the Relief from Royalty Method, was most appropriate for analyzing our indefinite-lived asset. This method is based on the assumption that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of this asset class. The Relief from Royalty Method involves two steps: (i) estimation of reasonable royalty rates for the assets and (ii) the application of these royalty rates to a net sales stream and discounting the resulting cash flows to determine a value. We multiplied the selected royalty rate by the forecasted net sales stream to calculate the cost savings (relief from royalty payment) associated with the asset. The cash flows are then discounted to present value by the selected discount rate and compared to the carrying value of the asset.

Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future projected results and estimated respective growth rates, royalty rates, and discount rates. In our 2010 and previous annual impairment assessments, we used a 5% to 6% range for our estimated royalty rates. Estimates used in connection with the discounted cash flow analysis were consistent with the plans and estimates that we used to manage the business, although there was inherent uncertainty in these estimates. The discount rate used in the calculation was consistent with the discount rate used to discount the CA segment cash flows in the discounted cash flow analysis described below under “Derivative Liabilities and Fair Value Derivative Adjustments.” We determined that using a consistent rate was appropriate given the critical nature of the FCC spectrum license to the operations of the CA segment.

We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate the fair value of our indefinite-lived intangible asset. However, if actual results are not consistent with our assumptions used, we could be exposed to losses that could be material. At the 2010 annual impairment test date, our conclusion that there was no indication of impairment would not have changed had the test been conducted assuming: 1) a 100 basis point increase in the discount rate used to discount the aggregated estimated cash flows of the asset to their net present value in determining the asset’s estimated fair value (without any change in the aggregate estimated cash flows), 2) a 100 basis point decrease in the terminal growth rate (without a change in the discount rate used), or 3) a 100 basis point decrease in the royalty rate applied to the forecasted net sales stream of the FCC spectrum license.

Derivative Liabilities and Fair Value Derivative Adjustments:

Our Class A Preferred Stock and Junior Preferred Stock include features that qualify as embedded derivatives. The embedded derivatives were bifurcated from the host contract and separately accounted for as derivative liabilities. As derivative liabilities, these features are required to be initially recorded at the fair value on date of issuance and marked to fair value at the end of each reporting period. The fair value of the Company’s preferred stock, common stock and embedded derivatives has historically been determined, on a quarterly basis by management with input from an independent third-party valuation specialist. We determined the fair value of the embedded derivatives utilizing methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. The fair value of the derivatives was estimated using a probability-weighted expected return method (“PWERM”). Under the PWERM, the value of all of our various equity securities, including the embedded derivatives, was estimated based upon an analysis of expected future values at the time of a liquidity event, including an IPO and a sale of the Company. The estimated fair value of the embedded derivatives was based upon the probability-weighted present value of the expected value of our various equity securities at the time of a future IPO or sale of the Company, as well as the rights of each class of security. The scenarios included in the PWERM analysis reflect the possible different levels of financial performance as a result of varying the timing and pace of market acceptance for our Gogo service, as well as overall market conditions and varying the timing of any potential IPO or sale of the Company. For each scenario of the PWERM our value at the time of the future liquidity event was estimated under the income approach using a discounted cash flow analysis. The business assumptions underlying each of the discounted cash flow scenarios were consistent with the plans and estimates that we used at the time to manage the business, although there was inherent uncertainty in these estimates.

Our derivative liabilities contain uncertainties because they require management to make assumptions and to use its judgment to estimate our projected future cash flows, the timing of potential liquidity events and their probability of occurring, the discount rate used to calculate the present-value of the prospective cash flows, and a discount for the lack of marketability of our preferred and common stock. The PWERM and the discounted cash flow analyses underlying each scenario represent Level 3 unobservable inputs. The PWERM and the income approach were deemed to best represent the valuation models investors would likely use in valuing us.

Our derivative liabilities will typically decrease, resulting in other income in our statement of operations, when our enterprise value increases, and will typically increase, resulting in other expense, when our enterprise value declines. Our current derivative liabilities stem from features in our Class A Senior Convertible Preferred Stock (the “Class A Preferred Stock”) and Junior Convertible Preferred Stock (the “Junior Preferred Stock”) that are tied to our enterprise valuation. For example, the Class A Preferred Stock contains a liquidation preference feature that provides for a minimum cumulative return to the holder of the Class A Preferred Stock if a Deemed Liquidation Event occurs. As our total enterprise value increases, the value of that special liquidation preference declines as eventually the increase in our total enterprise value will reach a level where the holders of the Class A Preferred Stock will convert to common stock in order to receive a cumulative return larger than the minimum levels defined in the liquidation preference, thus making such liquidation preference worthless. Upon consummation of this offering, at our election, all of our outstanding shares of convertible preferred stock will convert into shares of our common stock. As a result, we will not have, and our financial statements will not reflect, such derivative liabilities after the consummation of this offering.

For the year ended December 31, 2010 we recorded $33.2 million of other expense associated with fair value derivative adjustments. The expense recorded during the year ended December 31, 2010 was primarily due to a negative change in our projections, compared to our prior projections, that occurred in mid-2010, based on an updated assessment of market conditions and the pace of market acceptance for our Gogo service, which resulted in a reduction of our estimated enterprise value. For the nine month period ended September 30, 2011, we recorded $29.7 million of other income associated with the fair value derivative adjustments as our estimated enterprise value increased during 2011 due to the growth in our BA segment, reduced projection risk in our CA business, and more clarity as to the timing of this contemplated offering. The income recorded during the nine month period ended September 30, 2011 primarily related to our Junior Preferred Stock as our enterprise value increased to a point where the embedded derivative in the Junior Preferred Stock has no value as of September 30, 2011. Should our enterprise value decrease in future periods, we will likely incur other expense as the value of the embedded derivatives would likely increase, and future increases in our enterprise value will likely result in other income as the value of the Class A Preferred Stock embedded derivative would likely decline. Such fluctuations could be material to our financial position and results of operations for any single period.

Share-Based Compensation:

We account for stock-based compensation based on the grant date fair value of the award. We recognize this cost as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are estimated based on our historical analysis of attrition levels, and such estimates are generally updated annually for actual forfeitures or when any significant changes to attrition levels occur. We use the Black-Scholes option-pricing model to determine the estimated fair value of stock options. Critical inputs into the Black-Scholes option-pricing model include: the estimated grant date fair value of our common stock; the option exercise price; the expected term of the option in years; the annualized volatility of the stock; the risk-free interest rate; and the annual rate of quarterly dividends on the stock, which are estimated as follows:

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Fair Value of Our Common Stock. Our common stock has not yet been publicly traded, therefore we estimate the fair value of the common stock underlying our stock options. The fair value of our common stock has historically been determined on a quarterly basis by management with input from an independent third-party valuation specialist in connection with the valuation discussed above related to our embedded derivative liabilities. Please refer to “—Common Stock Valuations” below for a detailed discussion about assumptions used in estimating the grant date fair value of the common stock underlying our stock options.

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Option Exercise Price. The exercise price of stock options is determined by the Compensation Committee of our Board of Directors with the input of the same independent third-party valuation specialist. The table, as set forth in “—Common Stock Valuations” below, summarizes our option grants under the Aircell Holdings Inc. Stock Option Plan during 2010 and 2011, including the number of options granted, the option exercise price, the estimated fair value of our common stock on the grant date, and the fair value of the options granted.

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Expected Term. The expected term of the stock options is determined based upon the simplified approach, allowed under SEC Staff Accounting Bulletin No. 110, which assumes that the stock options will be exercised evenly from vesting to expiration, as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. As we obtain data associated with future exercises, the expected term of future grants will be adjusted accordingly.

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Volatility. Expected volatility is calculated as of each grant date based on reported data for a peer group of publicly traded companies for which historical information is available. We intend to continue to use peer group volatility information until our historical volatility can be regularly measured against an open market. While we are not aware of any news or disclosure by our peers that may impact their respective volatility, there is a risk that peer group volatility may increase, thereby increasing any prospective future compensation expense that will result from future option grants.

•	Risk-free Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously. The inputs that create the most sensitivity in our option valuation model are the estimated grant date fair value of our common stock and volatility. The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	2011	2010
Approximate risk-free interest rate	1.2%	2.6%
Average expected life	6.25 years	6 years
Dividend yield	N/A	N/A
Volatility	44.7%	73.8%
Weighted average grant date fair value of common stock underlying options granted	$1,756.36	$457.14
Weighted average grant date fair value of stock options granted	$572.21	$240.41

Common Stock Valuations

We determined the estimated fair value of our common stock utilizing methodologies, approaches, and assumptions consistent with the AICPA Practice Aid. The estimated fair value of the common stock underlying our stock options has been valued using an income approach and a PWERM using Level 3 unobservable inputs, as the income approach and PWERM were deemed to best represent the valuation models investors would likely use in valuing us. Estimates used in connection with the discounted cash flow analysis were consistent with the plans and estimates that we used to manage the business, although there was inherent uncertainty in these estimates.

In the absence of a public trading market, our management exercised significant judgment and considered numerous objective and subjective factors to determine the estimated fair value of our common stock as of the date of each option grant. Such factors include:

•	our operating and financial performance;

•	current business conditions and projections;

•	the hiring of key personnel;

•	the market performance of comparable publicly-traded companies;

•	the U.S. and global capital market conditions;

•	our stage of development and related discount rate;

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	timing of potential liquidity events and their probability of occurring; and

•	any adjustment necessary to recognize a lack of marketability of our common stock.

We granted stock options under the Aircell Holdings, Inc. Stock Option Plan with the following exercise prices during 2010 and 2011:

Option Grant	Number of Options Granted	Exercise Price	Estimated Fair Value of Common Stock	Gross Fair Value of Options
June 2010	21,985	$935.18	$443.27	$5,211,865
September 2010	2,615	$935.18	$523.22	$795,802
October 2010	2,000	$935.18	$523.22	$531,145
March 2011	250	$935.18	$838.81	$93,944
April 2011	600	$935.18	$838.81	$225,467
December 2011	10,455	$1,830.96	$1,515.60	$6,149,382

Significant factors that affected the fair value of our common stock at these grant periods include:

Options Granted in June 2010

In December 2009, at the time of our C-Corp conversion, based on our then current financial projections, expectation as to the timing of a liquidity event, the terms and preferences of our various classes of capital stock, and the valuation implied by the Class A Preferred Stock investment by new investors, we estimated the value of our common stock at $876.68 per share. Between such date and June 30, 2010, the estimated fair value of our common stock declined to $443.27 per share. The decrease in fair value was driven primarily by changes in the underlying financial projections related to our CA segment resulting from a slower pace of installations driven by a slowdown in the post-recession economic recovery as well as airline consolidations, and changes in the underlying financial projections in our BA segment due primarily to the negative effect of the economic downturn on the business aviation industry. Given the depressed business environment and lack of visibility in the economic recovery, we also delayed our liquidity event timing assumptions by 6-9 months, thereby increasing the discount for lack of marketability from 20% to 25%. We granted options to purchase 21,985 shares of common stock in June 2010 with an exercise price of $935.18 per share.

Options Granted in September 2010 and October 2010

The estimated fair value of our common stock increased to $523.22 per share from June 2010 to September 2010. The increase in value was primarily driven by the time value of money as we executed well against the revised projections and moved one quarter closer to the anticipated timing of the liquidity event. As a result, the discount for lack of marketability of our common stock was adjusted from 25% to 20%. We granted options to purchase 4,615 shares of common stock in September and October 2010 with an exercise price of $935.18 per share.

Options Granted in March 2011 and April 2011

The estimated fair value of our common stock increased to $838.81 per share from September 2010 to March 2011. The increase in value was driven by strong operating results during the second half of 2010 as compared to the revised forecast and an improved outlook for the CA segment. In addition, the discount for lack of marketability declined from 20% to 10% as we moved closer to a potential liquidity event. Such increases in fair value were offset to some extent by dilution resulting from the issuance of additional Class A Preferred Stock. We granted options to purchase 850 shares of common stock in March and April of 2011 at an exercise price of $935.18 per share.

Options Granted in December 2011

The estimated fair value of our common stock increased to $1,515.60 from March 2011 to December 2011. The increase in fair value was driven by strong operating and financial performance by our CA and BA segments, increased sales forecasts of BA, a lower discount rate that the Company applied to its future cash flows in light of increased confidence in our ability to achieve future projections, and lower time value of money as the time to a potential liquidity event shortened. We granted options to purchase 10,455 shares of common stock in December of 2011 at an exercise price of $1,830.96 per share.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) update No. 2009-13, Revenue Recognition (“ASU 2009-13”), which addresses the accounting for multiple deliverable arrangements to enable vendors to account for products and/or services (deliverables) separately rather than as a combined unit. Specifically, the guidance amends the criteria in ASC 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple deliverable arrangements. The guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence, (b) third-party evidence, or (c) estimates. The guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, the guidance significantly expands required disclosures related to a vendor’s multiple deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and as such we adopted the provisions of ASU 2009-13 on January 1, 2011. The adoption of ASU 2009-13 did not have a material impact on our financial position, results of operations or cash flows.

In May 2011, FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. We will adopt this guidance as of January 1, 2012. Adoption of this guidance is not expected to have a material impact on our financial position, results of operations or cash flows.

In June 2011, FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220) (“ASU 2011-05”) which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, Comprehensive Income (“ASC 220”), and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the statement of operations format used today, and the second statement would include components of other comprehensive income (“OCI”). ASU 2011-05 does not change the items that must be reported in OCI. In October 2011, the FASB tentatively decided to indefinitely defer the provisions to require entities to present the adjustment of items reclassified from OCI to net income in both net income and OCI. The remaining provisions of ASU 2011-05 are effective for fiscal years beginning after December 15, 2011 and must be applied retrospectively for all periods presented in the financial statements. As ASU 2011-05 impacts only financial statement presentation and since we currently do not have any items that qualify as OCI, the adoption of ASU 2011-05 is not expected to have a material impact on our financial position, results of operations or cash flows.

On September 15, 2011, the FASB issued ASU 2011-08, Intangibles-Goodwill and Other (Topic 350) (“ASU 2011-08”) which amends the guidance in ASC 350-20 on testing goodwill for impairment for fiscal years beginning after December 15, 2011. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, the two-step impairment test would be required. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, ASU 2011-08 does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. As ASU 2011-08 only impacts how goodwill is tested for impairment, it is not expected to have a material impact on our financial position, results of operations or cash flows.

Results of Operations

The following table sets forth, for the periods presented, certain data from our consolidated statement of operations. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes.

Condensed Statements of Operations Data

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
Consolidated Statements of Operations Data:
Revenue:
Service Revenue	$6,019	$15,626	$58,341	$35,556	$72,923
Equipment Revenue	30,771	21,216	36,318	24,544	40,850

Total Revenue	36,790	36,842	94,659	60,100	113,773

Operating expenses:
Cost of service revenue (exclusive of items shown below)	33,267	36,945	45,485	32,095	38,012
Cost of equipment revenue (exclusive of items shown below)	17,652	9,874	14,919	9,760	16,738
Engineering, design and development	24,810	22,859	20,217	15,478	17,302
Sales and marketing	23,076	27,762	23,624	18,006	17,714
General and administrative	24,935	28,340	36,384	28,511	26,054
Depreciation and amortization	22,158	21,898	30,991	22,674	24,430

Total operating expenses	145,898	147,678	171,620	126,524	140,250

Operating loss	(109,108)	(110,836)	(76,961)	(66,424)	(26,477)
Total other (income) expense	13,271	31,430	33,158	47,916	(29,497)

Net income (loss) before income tax provision	(122,379)	(142,266)	(110,119)	(114,340)	3,020
Income tax provision	—	—	3,260	3,035	650

Net income (loss)	(122,379)	(142,266)	(113,379)	(117,375)	2,370
Class A and Class B senior convertible preferred stock return	—	—	(18,263)	(13,401)	(20,571)
Accretion of preferred stock	—	—	(8,501)	(6,226)	(7,619)

Net loss attributable to common stock	$(122,379)	$(142,266)	$(140,143)	$(137,002)	$(25,820)

Nine Months Ended September 30, 2010 and 2011

Revenue:

Revenue by segment and percent change for the nine months ended September 30, 2010 and 2011 was as follows:

	For the Nine Months Ended September 30,		% Change
	2010	2011	2011 Over 2010
	(in thousands)
Service Revenue:
CA	$28,864	$58,577	102.9%
BA	6,692	14,346	114.4%

Total Service Revenue	$35,556	$72,923	105.1%

Equipment Revenue:
CA	$910	$1,177	29.3%
BA	23,634	39,673	67.9%

Total Equipment Revenue	$24,544	$40,850	66.4%

Total Revenue:
CA	$29,774	$59,754	100.7%
BA	30,326	54,019	78.1%

Total Revenue	$60,100	$113,773	89.3%

Commercial Aviation:

CA revenue increased for the nine month period ended September 30, 2011 as compared with the comparable prior year period primarily due to an increase in service revenue. The increase in CA service revenue was primarily due to an increase in GPO to 142.0 million as of September 30, 2011, from 109.7 million as of September 30, 2010, which in turn was driven by an increase in aircraft online to 1,177 as of September 30, 2011, from 1,019 as of September 30, 2010, and an increase in ARPP. ARPP increased to $0.41 for the nine month period ended September 30, 2011 as compared with $0.26 for the comparable prior year period. The increase in ARPP was primarily due to an increase in Connectivity take rate and average revenue per session, or ARPS, which is Gogo Connectivity revenue divided by the total number of times an individual passenger used Gogo Connectivity during the period. Connectivity take rate, the number of times passengers used Gogo Connectivity during the period expressed as a percentage of GPO, increased as the expansion of our footprint across a larger number of aircraft led to increased passenger awareness of our Gogo service and a higher level of confidence that it would be on their next flight. Connectivity take rate was further increased by various marketing campaigns and sponsorships that took place during the period. The increase in ARPS was primarily due to changes in product mix reflecting an increased number of subscriptions and other high revenue products as well as fewer discounts being offered.

A summary of the components of CA’s service revenue for the nine month periods ended September 30, 2010 and 2011 is as follows:

	For the Nine Months Ended September 30,
	2010	2011
	(in thousands)
Gogo Connectivity revenue(1)	$28,257	$57,494
Gogo Vision, Gogo Signature Services and other service revenue(2)	607	1,083

Total service revenue	$28,864	$58,577

(1)	Gogo Connectivity revenue includes sponsorship revenue. We earn sponsorship revenue under agreements with various third parties who sponsor free or discounted access to our Gogo service in exchange for promotion on our platform. Sponsorship revenue accounted for 4.0% of Gogo Connectivity revenue for the nine months ended September 30, 2011 as compared with 4.1% for the comparable prior year period. We expect sponsorship revenue to decline as a percentage of total service revenue in future periods.
(2)	Other service revenue includes content filtering and VoIP access for airlines’ flight crews.

Business Aviation:

BA revenue increased for the nine month period ended September 30, 2011, as compared with the comparable prior year period due to increases in both equipment and service revenue. BA service revenue increased for the nine month period ended September 30, 2011 as compared with the comparable prior year period primarily due to more customers subscribing to our Gogo Biz service. The number of ATG aircraft online increased to 744 as of September 30, 2011 as compared with 230 as of September 30, 2010.

BA equipment revenue increased 67.9% to $39.7 million for the nine month period ended September 30, 2011, as compared with $23.6 million for the comparable prior year period primarily due to increased demand for our ATG product line and to a lesser extent an increase in demand for our traditional satellite product lines. ATG equipment revenue increased to $20.2 million for the nine month period ended September 30, 2011, from $9.4 million for the comparable prior year period. The increase in ATG equipment revenue was primarily due to a 104.8% increase in the number of ATG units shipped for the nine month period ended September 30, 2011, as compared with the comparable prior year period as demand for our ATG equipment offerings increased due to heightened demand for our Gogo Biz service. BA’s traditional satellite equipment revenue increased to $19.4 million for the nine month period ended September 30, 2011, from $14.2 million for the comparable prior year period primarily due to a change in our product mix to higher priced equipment, as the number of satellite equipment units shipped increased 8.3%.

Cost of Service Revenue:

Cost of service revenue by segment and percent change for the nine month periods ended September 30, 2010 and 2011 were as follows:

	For the Nine Months Ended September 30,		% Change
	2010	2011	2011 Over 2010
	(in thousands)
CA	$28,772	$33,783	17.4%
BA	3,323	4,229	27.3%

Total	$32,095	$38,012	18.4%

The increase in cost of service revenue for the CA segment for the nine month period ended September 30, 2011, as compared with the comparable prior year period was primarily due to an increase in the amount of revenue share earned by our airline partners. The revenue share increase was driven primarily by the increase in CA service revenue for the period. CA cost of service revenue also increased due to increased network operations, billing and transactional related expenses as the result of an increase in the number of Gogo Connectivity sessions.

The increase in cost of service revenue for the BA segment for the nine month period ended September 30, 2011 as compared with the comparable prior year period was primarily due to the $0.6 million increase in the allocation of CA’s network costs to BA. In July 2010 we began allocating a portion of CA’s network costs to BA as their customers’ usage of the ATG network expanded beyond an immaterial amount as a result of an increase in the number of Gogo Biz subscribers, which use our ATG network. Our satellite service fees also increased for the period ended September 30, 2011 as compared with the prior year period as the number of subscribers to our satellite services increased from 4,481 to 4,601.

We expect cost of service revenue to increase as our revenue share, billing and transaction expenses increase as our service revenue increases. We also expect revenue share expense to increase as the revenue share percentage increases under certain of our connectivity agreements due to the occurrence of contractually stipulated triggering events by the end of 2012, we currently estimate that such increase will amount to approximately 10% of our CA service revenue. In addition, revenue share expense and percentage may increase in future periods driven by growth in Gogo Vision and Gogo Signature Services and to the extent (if any) that future connectivity agreements provide for increased revenue share percentages in favor of our airline partners. We believe our network related expenses will increase to support the projected increased use and expansion of our network. Additionally, due to the relatively young age of our ATG network, maintenance expense for the first nine months of 2010 and 2011 were relatively low compared to what we expect our maintenance costs will be in future periods. However, as noted above, a significant portion of our network operations costs is relatively fixed in nature and does not fluctuate directly with revenue. As such, we expect network expenses as a percentage of service revenue will decline as we achieve economies of scale in our business. We expect cost of service revenue to decline as a percentage of total service revenue in future periods as we realize efficiencies inherent in the scalability of our business.

Cost of Equipment Revenue:

Cost of equipment revenue by segment and percent change for the nine month periods ended September 30, 2010 and 2011 were as follows:

	For the Nine Months Ended September 30,		% Change
	2010	2011	2011 Over 2010
	(in thousands)
CA	$647	$799	23.5%
BA	9,113	15,939	74.9%

Total	$9,760	$16,738	71.5%

Cost of equipment revenue increased for the nine month period ended September 30, 2011 as compared with the comparable prior year period primarily due to the increase in BA’s equipment revenues as noted above. BA’s cost of equipment revenue increased due to an increase in equipment shipments to 924 units for the nine month period ended September 30, 2011, as compared with 651 units for the comparable prior year period. Additionally, the increase in equipment revenue due to shifts in product mix to higher priced products also affects cost of equipment revenue as there is a related shift in product mix to higher cost products. We expect that our cost of equipment revenue will vary with changes in equipment revenue and our ability to effectively manage inventory in response to changes in our customers’ demands.

Engineering, Design and Development Expenses:

Engineering, design and development expenses increased 11.8% to $17.3 million for the nine month period ended September 30, 2011 as compared with $15.5 million for the comparable prior year period primarily due to a 76.0% increase in spending in our BA segment partially offset by a 6.2% decrease in spending in our CA segment. The increase in engineering, design and development expenses for the BA segment for the nine month period ended September 30, 2011 was due to an increase in spending on next generation products including our handsets (Aircell Smartphone). The decline in engineering, design and development expenses for the CA segment for the nine month period ended September 30, 2011 was primarily due to a decline in the number of Supplemental Type Certifications (“STC”) that were in process due to fewer aircraft types remaining for which we had not previously obtained an STC. We obtained STCs for nearly all aircraft types currently under contract during 2009 and 2010.

Sales and Marketing Expenses:

Sales and marketing expenses declined 1.6% to $17.7 million for the nine month period ended September 30, 2011 as compared with $18.0 million for the comparable prior year period primarily due to an 11.9% decrease in spending within the CA segment, partially offset by a 30.9% increase in spending in the BA segment. Consolidated sales and marketing expenses as a percentage of total consolidated revenue decreased to 15.6% for the nine month period ended September 30, 2011, as compared with 30.0% for the comparable prior year period. The decline in the CA segment was primarily due to the refocusing of our marketing efforts to decrease the use of “gate teams” dedicated to promoting the availability of our Gogo service on individual flights and the decline in the use of marketing agencies. These declines were partially offset by an increase in personnel and contractor expenses as we transitioned from marketing agencies, an increase in television advertising as we promoted Gogo Connectivity and an increase in customer service expenses to support the increase in number of Gogo Connectivity sessions. We anticipate marketing related activities for the CA segment to increase in the fourth quarter of 2011 due primarily to an increase in marketing activities implemented to promote our new company name, logo and the Gogo service as well as other marketing initiatives. The increase in BA’s sales and marketing expenses was primarily due to an increase in personnel related expenses, which includes commissions earned on equipment sales, to support the sales growth within the BA segment. Personnel related expenses for BA increased to $4.2 million for the nine month period ended September 30, 2011 from $3.3 million for the comparable prior year period.

We expect our sales and marketing expenses to increase in future periods as we increase advertising and promotional initiatives to attract new customers and launch and expand programs to retain our existing users. Additionally, the BA segment sales and marketing expenses will fluctuate with BA’s equipment revenues. However, we expect sales and marketing expenses to decline as a percentage of consolidated revenues.

General and Administrative Expenses:

General and administrative expenses decreased 8.6% to $26.1 million for the nine month period ended September 30, 2011 as compared with $28.5 million for the comparable prior year period primarily due to a 13.0% decline within the CA segment partially offset by a 42.3% increase within BA segment. The decline in the CA segment’s general and administrative expenses was primarily due to the absence of litigation related expenses for the nine month period ended September 30, 2011 as compared with $4.1 million of expense for the prior year period associated with successfully defending a patent infringement lawsuit. CA’s general and administrative expenses for the nine month period ended September 30, 2010 also includes a loss on disposal of $2.4 million as we changed the scope of an internally developed software project that was in the application development stage. These declines were partially offset by an increase in personnel related expenses as we expanded our workforce to support the growth of the business and an increase in bonuses earned by our employees. The increase in the BA segment’s general and administrative expenses was primarily due to an increase in personnel related expenses to support the growth of the business and an increase in bonuses earned by our employees. Consolidated general and administrative expenses as a percentage of total consolidated revenue decreased to 22.9% for the nine month period ended September 30, 2011 as compared with 47.4% for the comparable prior year period.

Depreciation and Amortization:

Depreciation and amortization expense increased 7.7% to $24.4 million for the nine month period ended September 30, 2011 as compared with $22.7 million for the comparable prior year period. The increase in depreciation and amortization expense was primarily due to the increase in the number of aircraft outfitted with our equipment within our CA segment. As noted above, we had 1,177 and 1,019 aircraft online as of September 30, 2011 and 2010, respectively. Depreciation and amortization in the CA segment also increased due to our network and data center expansion during 2010. These increases were partially offset by a decline in the amortization expense as certain of our software intangible assets became fully amortized during 2011.

Other (Income) Expense:

Other (income) expense and percent change for the nine month periods ended September 30, 2010 and 2011 were as follows:

	For the Nine Months Ended September 30,		% Change
	2010	2011	2011 Over 2010
	(in thousands)
Interest income	$(84)	$(57)	(32.1)%
Interest expense	9	200	2,122.2%
Fair value derivative adjustment	47,991	(29,680)	(161.8)%
Other expense	—	40	n/a

Total	$47,916	$(29,497)	(161.6)%

Other income was $29.5 million for the nine month period ended September 30, 2011 as compared with other expense of $47.9 million in the comparable prior year period. The substantial majority of other (income) expense in the periods presented relates to fluctuations associated with the recording of our derivative liabilities at fair value at each reporting date. For the nine month period ended September 30, 2011, we recorded $29.7 million of income associated with the fair value derivative adjustments as our estimated enterprise value increased for 2011 due to the growth in our BA segment, reduced projection risk in our CA business, and more clarity as to the timing of this contemplated offering. The income recorded for the nine month period ended September 30, 2011 primarily related to our Junior Preferred Stock as our enterprise value increased to a point where the embedded derivative in the Junior Preferred Stock has no value as of September 30, 2011. For the nine month period ended September 30, 2010 we recorded $48.0 million of expense associated with fair value derivative adjustments. The expense recorded for the nine month period ended September 30, 2010 primarily related to a negative change in our projections, versus our prior projections, that occurred in mid-2010, based on an updated assessment of market conditions and the pace of market acceptance for our Gogo service, which resulted in a reduction of our estimated enterprise value. See Note 12, “Fair Value of Financial Assets and Liabilities,” in our unaudited consolidated financial statements for additional discussion related to our derivative liabilities.

Income Taxes:

The income tax provision decreased to $0.7 million for the nine month period ended September 30, 2011 from $3.0 million for the comparable prior year period. The decline was due to an out of period valuation allowance adjustment of $2.5 million that was recorded in 2010, but should have been recorded in 2009, and which management believes does not have a material effect on the financial statements.

The effective income tax rate for the nine month period ended September 30, 2011 was 21.5%, as compared with (2.7)% for the comparable prior year period. The difference between our effective tax rates and the U.S. federal statutory rate of 34% for the nine month period ended September 30, 2011, was primarily due to the recording of a valuation allowance against our net deferred tax assets and the effect of the fair value adjustments to our derivative liabilities, which are excluded from taxable income (loss).

We expect our income tax provision to increase in future periods if, and when, we become profitable.

Segment Profit (Loss):

CA’s segment loss decreased 59.0% to $20.8 million for the nine month period ended September 30, 2011, as compared with $50.8 million for the prior year. The decline in CA’s segment loss was due to the significant increase in service revenue, and decreases in sales and marketing and general and administrative expenses, partially offset by an increase in cost of service revenue, as discussed above.

BA’s segment profit increased 137.6% to $19.1 million for the nine month period ended September 30, 2011, as compared with $8.0 million for the prior year. The increase in BA’s segment profit was due to the significant increases in service and equipment revenue partially offset by increases in cost of equipment revenue, engineering, design and development and sales and marketing expenses, as discussed above.

Years ended December 31, 2009 and 2010

Revenue:

Revenue by segment and percent change for the years ended December 31, 2009 and 2010 were as follows:

	For the Years Ended December 31,		% Change
	2009	2010	2010 Over 2009
	(in thousands)
Service Revenue:
CA	$9,269	$48,318	421.3%
BA	6,357	10,023	57.7%

Total Service Revenue	$15,626	58,341	273.4%

Equipment Revenue:
CA	$1,552	$1,072	(30.9)%
BA	19,664	35,246	79.2%

Total Equipment Revenue	$21,216	$36,318	71.2%

Total Revenue:
CA	$10,821	$49,390	356.4%
BA	26,021	45,269	74.0%

Total Revenue	$36,842	$94,659	156.9%

Commercial Aviation:

CA revenue increased for the year ended December 31, 2010 as compared with the prior year primarily due to an increase in service revenue. The increase in CA service revenue was primarily due to an increase in GPO to 152.7 million as of December 31, 2010, from 59.8 million as of December 31, 2009, which in turn was driven by an increase in aircraft online to 1,056 as of December 31, 2010, from 692 as of December 31, 2009, and an increase in ARPP. ARPP increased to $0.32 for the year ended December 31, 2010 as compared with $0.15 for the prior year. The increase in ARPP was primarily due to the increase in connectivity take-rate and sponsorship revenue as well as the decline in the use of discounts offered on Gogo Connectivity. During the fourth quarter of 2010 we had a large sponsorship which increased our connectivity take-rates during the year. We did not have a sponsorship of similar magnitude during 2009.

A summary of the components of CA’s service revenue for the years ended December 31, 2009 and 2010 is as follows:

	For the Years Ended December 31,
	2009	2010
	(in thousands)
Gogo Connectivity revenue(1)	$8,957	$47,413
Gogo Signature Services and other service revenue(2)(3)	312	905

Total service revenue	$9,269	$48,318

(1)	Gogo Connectivity revenue includes sponsorship revenue. We earn sponsorship revenue under agreements with various third parties who sponsor free or discounted access to our Gogo service in exchange for promotion on our platform. Sponsorship revenue accounted for 18.7% of Gogo Connectivity revenue for the year ended December 31, 2010 as compared with 10.6% for the prior year. As noted above, during the fourth quarter of 2010 we had a large sponsorship which increased our connectivity take-rates during the year. We did not have a sponsorship of similar magnitude during 2009.
(2)	Gogo Vision was launched in August 2011.
(3)	Other service revenue includes content filtering and VoIP access for airlines’ flight crews.

Business Aviation:

BA revenue increased for the year ended December 31, 2010 as compared with the prior year due to increases in both equipment and service revenue. BA service revenue increased for the year ended December 31, 2010, as compared with the prior year primarily due to more users subscribing to Gogo Biz. The number of ATG aircraft online increased to 318 as of December 31, 2010 as compared with 49 as of December 31, 2009. Satellite service revenue increased to a lesser extent as the number of active aircraft online increased from 4,311 as of December 31, 2009 to 4,553 aircraft as of December 31, 2010.

BA equipment revenue increased 79.2% to $35.2 million for the year ended December 31, 2010 as compared with $19.7 million for the prior year primarily due to increased demand for our equipment as the global economy showed signs of improvement during 2010, in particular for our ATG equipment as we introduced the ATG equipment to the BA segment during 2009. ATG equipment revenue increased to $15.8 million for the year ended December 31, 2010, its first full year of sales, as compared with $5.0 million for the prior year. The number of ATG units shipped increased 169.1% from 139 units to 374 units for the year ended December 31, 2010 as compared with the prior year. BA’s traditional satellite equipment revenue increased to $19.4 million for the year ended December 31, 2010 as compared with $14.6 million for the prior year primarily due to a 24.8% increase from 460 to 574 in the number of units shipped.

Cost of Service Revenue:

Cost of service revenue by segment and percent change for the years ended December 31, 2009 and 2010 were as follows:

	For the Years Ended December 31,		% Change
	2009	2010	2010 Over 2009
	(in thousands)
CA	$32,820	$40,935	24.7%
BA	4,125	4,550	10.3%

Total	$36,945	$45,485	23.1%

Cost of service revenue increased for the year ended December 31, 2010 as compared with the year ended December 31, 2009 primarily due to the increase in service revenue as noted above.

The increase in cost of service revenue for the CA segment for the year ended December 31, 2010 as compared with the prior year was primarily due to an increase in the revenue share earned by our airline partners. The revenue share increase was driven primarily by the increase in CA service revenue during the period. CA cost of service revenue also increased due to increased network operations, billing and transactional related expenses due primarily to an increase in the number of Gogo Connectivity sessions.

The increase in cost of service revenue for the BA segment for the year ended December 31, 2010 as compared with the prior year was primarily due to the allocation of $0.2 million of CA network costs to BA. In July 2010 we began allocating a portion of CA’s network costs to BA as their customers’ usage of the ATG network expanded beyond an immaterial amount as a result of an increase in the number of BA subscribers using our ATG network. Our satellite service fees also increased for the year ended December 31, 2010 as compared with the prior year as we had more subscribers using satellite services.

Cost of Equipment Revenue:

Cost of equipment revenue by segment and percent change for the years ended December 31, 2009 and 2010 were as follows:

	For the Years Ended December 31,		% Change
	2009	2010	2010 Over 2009
	(in thousands)
CA	$1,403	$737	(47.5)%
BA	8,471	14,182	67.4%

Total	$9,874	$14,919	51.1%

Cost of equipment revenue increased for the year ended December 31, 2010 as compared with the prior year primarily due to the increase in BA’s equipment revenue as noted above, partially offset by a decrease in the CA segment. BA shipped 948 and 599 units for the years ended December 31, 2010 and 2009, respectively. The decline in the CA segment cost of equipment revenue was primarily due to the decline in equipment sales to our one airline partner under whose connectivity agreement we record equipment revenue as a result of the fact that installations for that airline partner were substantially completed in 2009.

Engineering, Design and Development Expenses:

Engineering, design and development expenses decreased 11.6% to $20.2 million for the year ended December 31, 2010 as compared with $22.9 million for the prior year primarily due to a 21.5% decline in engineering, design and development expenses for the CA segment due to a decline in the number of STCs that were in process during 2010 as compared with 2009. The decline in the number of STCs in process was primarily due to the completion of STCs for the majority of aircraft types that require an STC during 2009. The decrease in CA engineering, design and development expenses was partially offset by a 43.6% increase in engineering, design and development spending in our BA segment primarily due to delayed, reduced and/or terminated engineering, design and development related activity during 2009 as a result of the global economic downturn, as well as expenses associated with two major projects developing next generation products that we began in 2010.

Sales and Marketing Expenses:

Sales and marketing expenses decreased 14.9% to $23.6 million for the year ended December 31, 2010 as compared with $27.8 million for the prior year primarily due to a 23.8% decrease in spending within the CA segment primarily due to the launch and other promotional activities associated with the start of our service offerings to numerous airline partners during 2009. Our first airline partnership commenced in the August 2008 and by the end of 2009 we had seven, as compared with nine by the end of 2010. As a result, 2009 included numerous launch and promotional activities as compared with 2010. The decrease in CA sales and marketing expenses was partially offset by a 24.3% increase in BA’s sales and marketing expenses primarily due to an increase in personnel related expenses, which includes sales commissions earned on equipment sales, to support sales growth within the BA segment. Personnel related expenses for BA increased to $4.6 million for the year ended December 31, 2010 from $3.6 for the comparable prior year. The increase within the BA segment was also attributable to delayed, reduced and/or terminated sales and marketing related activities during 2009 as a result of the global economic downturn.

General and Administrative Expenses:

General and administrative expenses increased 28.4% to $36.4 million for the year ended December 31, 2010, as compared with $28.3 million for the prior year primarily due to an increase in personnel related expenses, primarily bonus and stock option expense in both CA and BA and an increase in personnel expense within CA due to headcount increases. CA’s general and administrative expenses for the year ended December 31, 2010 includes a loss on disposal of $2.4 million as we changed the scope of an internally developed software project that was in the application development stage. General and administrative expenses for CA the years ended December 31, 2010 and 2009 also included legal and other expenses associated with the Ambit litigation in the amount of $4.2 million for the year ended December 31, 2010 as compared with $3.0 million for the prior year. Consolidated general and administrative expenses as a percentage of total consolidated revenue decreased to 38.4% for the year ended December 31, 2010, as compared with 76.9% for the prior year.

Depreciation and Amortization:

Depreciation and amortization expense increased 41.5% to $31.0 million for the year ended December 31, 2010 as compared with $21.9 million for the prior year primarily due to the increase in the number of aircraft outfitted with our equipment within our CA segment. As noted above, we had 1,056 and 692 aircraft online as of December 31, 2010 and 2009, respectively. Depreciation and amortization in the CA segment also increased due to the continued network build-out activities and continued development of our platform throughout the years ended December 31, 2010 and 2009.

Other (Income) Expense:

Other (income) expense and percent change for the years ended December 31, 2009 and 2010 were as follows:

	For the Years Ended December 31,		% Change
	2009	2010	2010 Over 2009
	(in thousands)
Interest income	$(214)	$(98)	(54.2)%
Interest expense	30,067	37	(99.9)%
Fair value derivative adjustment	—	33,219	n/a
Loss on extinguishment of debt	1,577	—	n/a

Total	$31,430	$33,158	5.5%

Other expense activity for the year ended December 31, 2010 substantially related to activity associated with recording our derivative liabilities at fair value at each reporting date, while the substantial majority of other expense activity for the prior year related to interest expense and loss on extinguishment of debt. For the year ended December 31, 2010 we recorded $33.2 million of expense associated with fair value derivative adjustments. The expense recorded for the year ended December 31, 2010 primarily related to a negative change in our projections, compared to our prior projections, that occurred in mid-2010, based on an updated assessment of market conditions and the pace of market acceptance for our Gogo service, which resulted in a reduction of our estimated enterprise value. Other than our capital leases, all of our outstanding debt was converted to convertible preferred stock as part of our corporate restructuring on December 31, 2009, and as a result we did not incur interest expense in 2010 associated with the debt that was converted to preferred stock. Additionally, as the preferred stock was not outstanding prior to December 31, 2009, we did not incur any derivative liability fair value adjustments for the year ended December 31, 2009. See Note 3, “Preferred Stock, Common Stock, and Member Units,” to our consolidated financial statements for additional discussion on the corporate restructuring.

Additionally, for the second quarter of 2009, we extinguished a portion of our debt outstanding which included a write-off of a portion of our unamortized deferred financing fees, resulting in a loss on extinguishment of debt of $1.6 million. Other than our capital leases, all remaining debt was extinguished by December 31, 2009, as part of the corporate restructuring.

Income Taxes:

The income tax provision was $3.3 million for the year ended December 31, 2010 primarily due to an out of period valuation allowance adjustment of $2.5 million that was recorded in 2010, but should have been recorded in 2009 upon our corporate restructuring, and which management believes did not have a material effect on the financial statements. We operated as a limited liability company treated as a partnership for U.S. federal income tax purposes prior to our conversion into a corporation on December 31, 2009 and prior periods were reported in the income tax returns of our members and no provision for federal or state income taxes has been recorded in the accompanying consolidated financial statements, as any tax expense for periods prior to our corporate restructuring on December 31, 2009 was considered immaterial.

The effective income tax rate for the year ended December 31, 2010 was (3.0)%. The difference between our effective tax rate as compared with the U.S. federal statutory rate of 34% for the year ended December 31, 2010, was primarily due to the recording of a valuation allowance against our net deferred tax assets and the effect of the fair value adjustments to our derivative liabilities, which are excluded from taxable income (loss).

Segment Profit (Loss):

CA’s segment loss decreased 37.8% to $56.9 million for the year ended December 31, 2010, as compared with $91.4 million for the prior year. The decline in CA’s segment loss was due to the significant increase in service revenue, and decreases in engineering, design and development and sales and marketing expenses, partially offset by increases in cost of service revenue and general and administrative expenses, as discussed above.

BA’s segment profit increased 332.1% to $12.0 million for the year ended December 31, 2010, as compared with $2.8 million for the prior year. The increase in BA’s segment profit was due to the significant increases in service and equipment revenue partially offset by increases in cost of equipment revenue, engineering, design and development, sales and marketing, and general and administrative expenses, as discussed above.

Years ended December 31, 2008 and 2009

Revenues:

Revenue by segment and percent change for the years ended December 31, 2008 and 2009 were as follows:

	For the Years Ended December 31,		% Change
	2008	2009	2009 Over 2008
	(in thousands)
Service Revenue:
CA	$462	$9,269	1,906.3%
BA	5,557	6,357	14.4%

Total Service Revenue	$6,019	$15,626	159.6%

Equipment Revenue:
CA	$733	$1,552	111.7%
BA	30,038	19,664	(34.5)%

Total Equipment Revenue	$30,771	$21,216	(31.1)%

Total Revenue:
CA	$1,195	$10,821	805.5%
BA	35,595	26,021	(26.9)%

Total Revenue	$36,790	$36,842	0.1%

Commercial Aviation:

CA revenue increased for the year ended December 31, 2009 as compared with the prior year primarily due to an increase in service revenue. The increase in CA service revenue was primarily due to an increase in the number of aircraft outfitted with our ATG equipment and because our Gogo service was available for the full year in 2009. The number of aircraft online increased to 692 as of December 31, 2009, as compared with 30 as of December 31, 2008 as our first equipment installation occurred during August 2008 and we did not recognize any CA service revenue for the first seven months of 2008.

A summary of the components of CA’s service revenue for the years ended December 31, 2008 and 2009 is as follows:

	For the Years Ended December 31,
	2008	2009
	(in thousands)
Gogo Connectivity service revenue(1)	$438	$8,957
Gogo Signature Services and other service revenue(2)(3)	24	312

Total service revenue	$462	$9,269

(1)	Gogo Connectivity revenue includes sponsorship revenue. We earn sponsorship revenue under agreements with various third parties who sponsor free or discounted access to Gogo service in exchange for promotion on our platform. Sponsorship revenue accounted for 10.6% of Gogo Connectivity revenue for the year ended December 31, 2009. We had no sponsorship revenue for the year ended December 31, 2008.
(2)	Gogo Vision was launched in August 2011.
(3)	Other service revenue includes content filtering and VoIP access for airlines’ flight crews.

Business Aviation:

BA revenue decreased for the year ended December 31, 2009 as compared with the prior year primarily due a decrease in equipment revenue partially offset by an increase in service revenue. BA equipment revenue decreased for the year ended December 31, 2009 as compared with the prior year primarily due to decreased demand for our traditional satellite equipment as the global economy slowed during 2009, partially offset by the introduction of the ATG equipment to the BA segment during 2009. BA’s traditional satellite equipment revenue decreased to $14.6 million for the year ended December 31, 2009 as compared with $30.0 million for the prior year primarily due to a 58.6% decline in the number of units shipped. ATG equipment revenue increased to $5.0 million for the year ended December 31, 2009 as compared with no ATG equipment revenue for the prior year as the ATG equipment was first sold by the BA segment during 2009.

BA service revenue increased for the year ended December 31, 2009 as compared with the prior year primarily due to more users subscribing to our satellite services as we had more aircraft online.

Cost of Service Revenue:

Cost of service revenue by segment and percent change for the years ended December 31, 2008 and 2009 were as follows:

	For the Years Ended December 31,		% Change
	2008	2009	2009 Over 2008
	(in thousands)
CA	$30,024	$32,820	9.3%
BA	3,243	4,125	27.2%

Total	$33,267	$36,945	11.1%

Cost of service revenue increased for the year ended December 31, 2009 as compared with the year ended December 31, 2008 primarily due to the increase in service revenue as noted above.

The increase in cost of service revenue for the CA segment for the year ended December 31, 2009 as compared with the prior year was primarily due to an increase in the revenue share earned by our airline partners. Revenue share increased due to the increase in service revenue as noted above. CA cost of service revenue also increased due to increased billing and transactional related expenses as the result of an increase in the number of passenger sessions using Gogo Connectivity. Total network related expenses remained relatively consistent year-over-year, as backhaul, cell site related, and personnel expenses increased for the year ended December 31, 2009 to support the growth of the network and use of the network as our service was launched in August 2008, which was offset by a decline in testing activities which were incurred during 2008 to test the network prior to the launch of our service.

The increase in cost of service revenue for the BA segment for the year ended December 31, 2009 as compared with the prior year was primarily due to an increase in satellite service fees as we had more subscribers using our satellite services.

Cost of Equipment Revenue:

Cost of equipment revenue by segment and percent change for the years ended December 31, 2009 and 2010 were as follows:

	For the Years Ended December 31,		% Change
	2008	2009	2009 Over 2008
	(in thousands)
CA	$1,586	$1,403	(11.5)%
BA	16,066	8,471	(47.3)%

Total	$17,652	$9,874	(44.1)%

Cost of equipment revenue decreased for the year ended December 31, 2009 as compared with the prior year primarily due to the decrease in BA’s equipment revenue as noted above. BA’s equipment revenue decreased for the year ended December 31, 2009 as compared with the prior year due to due to the decrease in equipment shipments. Aircell shipped 599 and 1,112 units for the year ended December 31, 2009 and 2008, respectively. Additionally BA’s cost of equipment revenue included an impairment charge related to the Aircell Axxess technology of $6.0 million during 2008 while 2009 included no such impairment charges.

Engineering, Design and Development Expenses:

Engineering, design and development expenses decreased 7.9% to $22.9 million for the year ended December 31, 2009 as compared with $24.8 million for the prior year primarily due to a 48.4% decrease in spending in our BA segment due to delayed, reduced and/or terminated engineering, design and development related activity during 2009 as a result of the global economic downturn. This decrease was partially offset by a 7.3% increase in engineering, design and development expenses for the CA segment primarily due to an increase in the number of STCs that were in process during 2009 as compared with 2008. The increase in STCs was primarily due to numerous aircraft types that required a STC during 2009 as five airline partners initiated Gogo Connectivity during the year ended December 31, 2009.

Sales and Marketing Expenses:

Sales and marketing expenses increased 20.3% to $27.8 million for the year ended December 31, 2009 as compared with $23.1 million for the prior year primarily due to a 36.1% increase in spending in the CA segment primarily due to launch initiatives and promotional activities associated with the commencement of many airline partnerships and Gogo service offerings during 2009. We had 692 aircraft online from seven different airline partnerships as of December 31, 2009 as compared with 30 aircraft online from three airline partnerships as of December 31, 2008. In addition, the first airline partnership commenced in the August 2008 and, as a result, 2008 included only a small portion of launch and promotional activities as compared with 2009. The increase in CA sales and marketing expenses was partially offset by a 20.2% decrease in sales and marketing expenses in our BA segment primarily due to an impairment charge related to the Aircell trade name/trademark of $0.7 million during 2008 while 2009 included no such impairment charges. As noted above, the decrease in sales and marketing activity in BA was also due to delayed, reduced and/or terminated sales and marketing related activities during 2009 as a result of the global economic downturn.

General and Administrative Expenses:

General and administrative expenses increased 13.7% to $28.3 million for the year ended December 31, 2009, as compared with $24.9 million for the prior year primarily due to legal and other expenses associated with the Ambit litigation in the amount of $3.0 million for the year ended December 31, 2009, while 2008 included no such expenses. The increase in general and administrative expenses was also due to an increase in personnel related expenses across both BA and CA. Consolidated general and administrative expenses as a percentage of total consolidated revenue increased to 76.9% for the year ended December 31, 2009, as compared with 67.8% for the prior year.

Depreciation and Amortization:

Depreciation and amortization expense decreased 1.2% to $21.9 million for the year ended December 31, 2009 as compared with $22.2 million for the prior year primarily due to a decline in the BA segment’s amortization expense partially offset by an increase in the CA segment amortization expense. The decrease in the BA segment amortization expense was primarily due to the lower amortization basis of the Aircell Axxess technology and Aircell trade name/trademark as a result of their impairments during 2008. The increase in the CA segment amortization expense was primarily due to the increase in the number of aircraft equipped with our equipment and due to the continued network build-out activities throughout the year ended December 31, 2009. In addition, depreciation and amortization for the year ended December 31, 2008 in the CA segment included $12.0 million related to the amortization of the FCC license spectrum abatement paid to Verizon Airfone, Inc., while 2009 included no such amortization.

Other (Income) Expense:

Other (income) expense and percent change for the years ended December 31, 2008 and 2009 were as follows:

	For the Years Ended December 31,
	2008	2009	% Change
	(in thousands)
Interest income	$(905)	$(214)	(76.4)%
Interest expense	14,176	30,067	112.1%
Loss on extinguishment of debt	—	1,577	—

Total	$13,271	$31,430	136.8%

Other expense increased for the year ended December 31, 2009 as compared with the prior year primarily due an increase in interest expense. Interest expense increased due to additional debt outstanding during 2009 as compared with 2008. We had an average balance of approximately $298 million of debt outstanding during 2009 as compared with approximately $153 million outstanding during 2008. Additionally, for the second quarter of 2009, we extinguished a portion of our debt outstanding which included a write-off of a portion of our unamortized deferred financing fees, resulting in a loss on extinguishment of debt of $1.6 million. We incurred no such charges during 2008.

Segment Profit (Loss):

CA’s segment loss increased 5.3% to $91.4 million for the year ended December 31, 2009, as compared with $86.8 million for the prior year. The increase in CA’s segment loss was due to increases in sales and marketing, general and administrative, cost of service revenue, and engineering, design and development expenses, partially offset by the increase in service revenue, as discussed above.

BA’s segment profit increased 434.2% to $2.8 million for the year ended December 31, 2009, as compared with $0.5 million for the prior year. The increase in BA’s segment profit was due to decreases in cost of equipment revenue, engineering, design and development, sales and marketing, and general and administrative expenses, partially offset by the decline in equipment revenue, as discussed above.

Liquidity and Capital Resources

Our overall financial condition improved over the last three years, particularly for the first nine months of 2011 as our operating and investing cash flows improved. The following table presents a summary of our cash flow activity for the periods set forth below:

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
Net cash provided by (used in) operating activities	$(86,219)	$(88,556)	$(42,293)	$(42,883)	$4,810
Net cash used in investing activities	(52,028)	(74,687)	(37,674)	(32,118)	(26,603)
Net cash provided by financing activities	150,066	207,623	30,398	28,455	55,941

Net increase (decrease) in cash and cash equivalents	11,819	44,380	(49,569)	(46,546)	34,148
Cash and cash equivalents at the beginning of period	12,253	24,072	68,452	68,452	18,883

Cash and cash equivalents at the end of period	$24,072	$68,452	$18,883	$21,906	$53,031

We have historically financed our growth and cash needs primarily through the issuance of senior convertible preferred stock, convertible debt and common stock. In addition, from time to time, we financed our operating cash needs through credit facilities.

We believe that our near and long term liquidity needs will increase and that our sources of cash will be able to support our anticipated capital expenditures and upgrades of technology, as well as increased general and administrative costs in connection with our expansion and becoming a public company. Despite experiencing net losses for the years ended December 31, 2009 and December 31, 2010 and the nine months ended September 30, 2011, we generated positive cash flow from operating activities for the nine months ended September 30, 2011. We currently believe that we will continue to generate positive cash flow from operating activities in the near term based on the recent and expected growth of revenues outpacing growing expenses, particularly in the CA segment, and increased certainty with respect to our ongoing sources of revenue, achieved through increasing numbers of aircraft online in the CA segment and aircraft online in the BA segment. Although we can provide no assurances, we currently believe that cash and cash equivalents on hand and anticipated cash generated from operating activities should be sufficient to meet our working capital and capital expenditure requirements for the next twelve months, including upgrading certain aircraft operated by our airline partners to our ATG-4 service. We currently expect to fund costs related to international expansion with net proceeds from this offering and, if necessary, cash generated through additional equity or debt offerings. While our ability to generate positive cash flows from operating activities and the timing of certain capital and other necessary expenditures are subject to numerous variables, such as the availability and costs associated with certain next-generation technologies, including ATG-4 and Ka-band and other satellite technology, and costs related to international expansion, we currently believe that increased cash generated from operating activities and, if necessary, additional equity or debt offerings, will be sufficient to meet our liquidity needs in the long-term, including our anticipated international expansion.

Our authorized capital consists of three classes of convertible preferred stock and one class of common stock. All classes of our preferred stock have voting rights proportionate to their ownership interest and participate in any dividends issued on the common stock. As of September 30, 2011 we had 14,126 shares of our Class A Preferred Stock outstanding, 22,488 shares of our Class B Senior Convertible Preferred Stock (the

“Class B Preferred Stock”) outstanding, 19,070 shares of our Junior Preferred Stock outstanding and 66,000 shares of Common Stock outstanding. Upon the consummation of this offering, at our election, all of our outstanding convertible preferred stock will convert into common stock. Immediately prior to our corporate restructuring on December 31, 2009, we had a principal balance of $164.0 million of Senior Convertible Notes (the “Senior Convertible Notes”) and a principal balance of $237.8 million of Senior Subordinated Secured Convertible Promissory Notes (the “Bridge Notes”) outstanding. Additionally we had accrued and unpaid interest outstanding on December 31, 2009 associated with Senior Convertible Notes and Bridge notes of $26.7 million and $7.9 million, respectively. On December 31, 2009, in connection with our corporate restructuring, all of our outstanding Senior Convertible Notes and Bridge Notes, including accrued and unpaid interest, converted into shares of our convertible preferred stock. See Note 3, “Preferred Stock, Common Stock, and Member Units,” to our consolidated financial statements for additional discussion of the corporate restructuring.

The table below illustrates the timing, the amount, and the type of financing we received from our investors:

	For the Years Ended December 31,			For the Nine Months Ended September 30,
Type of Financing	2008	2009	2010	2011
	(in thousands)
6% Senior Secured Convertible Notes	$70,654	$—	$—	$—
Bridge Notes	30,000	207,794	—	—
Class A Senior Convertible Preferred Stock	—	36,322	28,500	55,386
Class A Units	17,442	—	—	—

Total	$118,096	$244,116	$28,500	$55,386

Cash flows provided by (used in) Operating Activities:

The following table presents a summary of our cash flows from operating activities for the periods set forth below:

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
Net income (loss)	$(122,379)	$(142,266)	$(113,379)	$(117,375)	$2,370
Non-cash charges and credits (including non-cash accrued interest)	42,581	51,558	72,409	77,765	(2,773)
Changes in operating assets and liabilities (excluding non-cash accrued interest)	(6,421)	2,152	(1,323)	(3,273)	5,213

Net cash provided by (used in) operating activities	$(86,219)	$(88,556)	$(42,293)	$(42,883)	$4,810

For the nine months ended September 30, 2011 operating cash flows improved $47.7 million as compared with the comparable prior year period. The improvement in operating cash flows was due to a $39.2 million improvement in net income (loss) adjusted for non-cash charges and credits and an $8.5 million increase in cash flows related to funding our operating assets and liabilities. The improvement to net income (loss) adjusted for non-cash charges and credits was primarily due to the significant increase in consolidated revenue, as noted in “—Results of Operations,” partially offset by an increase in cash related operating expenses. Cash operating expenses increased primarily within cost of service revenue and cost of equipment revenue as noted above in “—Results of Operations.” The increase in cash flows from changes in operating assets and liabilities was due primarily to a decrease in accounts receivable for the nine month period ended September 30, 2011 resulting from the payment of one large receivable within our CA segment of $7.2 million that made up approximately 48.7% of our consolidated accounts receivable balance as of December 31, 2010. Cash flows from changes in operating assets and liabilities also increased due to changes in accrued liabilities principally due to the timing of vendor payments. These increases were partially offset by higher accounts receivable and inventory balances in our BA segment due to higher sales volume and to support anticipated future sales growth.

For the year ended December 31, 2010, operating cash flows improved $46.3 million as compared with the prior year. The improvement in operating cash flows was due to a $49.7 million improvement in net loss adjusted for non-cash charges and credits partially offset by a $3.5 million decline in cash flows related to funding our operating assets and liabilities. The improvement to net loss adjusted for non-cash charges and credits was primarily due to the significant increase in consolidated revenue as noted above in “—Results of Operations” partially offset by an increase in cash related operating expenses. Cash operating expenses increased primarily within cost of service revenue, cost of equipment revenue and general and administrative expenses, partially offset by a decrease in sales and marketing expenses, as noted above in “-Results of Operations.” The decrease in cash flows from changes in operating assets and liabilities was primarily due to a decrease in accounts payable and an increase in accounts receivable partially offset by an increase in deferred airborne lease incentives and a decrease in inventory. As noted above, the increase in our accounts receivable balance primarily related to one large receivable within our CA segment of $7.2 million at the end of 2010. Additionally, accounts receivable increased within the BA segment due to sales volume increases. The decrease in accounts payable was primarily due to the timing of payments as we extended vendor payment terms at the end of 2009 due to our limited cash position prior to new funding received on December 31, 2009. The increase in deferred airborne lease incentives was primarily due to equipment installations under contracts where we received an upfront payment commencing in 2010 that did not exist in prior years. The decrease in inventory was primarily due to the timing of BA’s inventory purchases leading to lower inventory balances.

For the year ended December 31, 2009 operating cash flows declined $2.3 million as compared with the prior year. The decline in operating cash flows was due to a $10.9 million decline in net loss adjusted for non-cash charges and credits partially offset by an $8.6 million improvement in cash flows related to funding our operating assets and liabilities. The decrease in net loss adjusted for non-cash charges and credits was primarily due to an increase in cash related operating expenses. Cash operating expenses increased primarily within sales and marketing and for costs related to the Ambit litigation as noted above in “-Results of Operations.” The increase in cash flows from changes in our operating assets and liabilities was due primarily to the increase in accounts payable and accrued expenses, partially offset by an increase in prepaid and other current assets, versus a prior year decrease, and a decrease in deferred revenue. Accounts payable and accrued expenses increased as we extended vendor payment terms at the end 2009 as compared with 2008. The increase in prepaid and other current assets was primarily due to the timing of certain payments to our vendors. The decline in deferred revenue was primarily due to the timing of payments from our customers for equipment in advance of our providing such equipment.

Cash flows used in Investing Activities:

Cash used in investing activities is primarily for capital expenditures related to airborne equipment, cell site construction, software development, and data center upgrades. See “—Capital Expenditures” below.

Cash flows provided by Financing Activities:

Cash provided by financing activities for the nine month period ended September 30, 2011, was $55.9 million primarily due to $55.4 million of proceeds from two issuances of Class A Preferred Stock totaling 5,539 shares to existing investors on terms consistent with our prior issuances of Class A Preferred Stock and $0.5 million from additional borrowings on our Alaska Facility (defined below).

Cash provided by financing activities for the year ended December 31, 2010 was $30.4 million primarily due to $28.5 million of proceeds from two issuances of Class A Preferred Stock totaling 2,850 shares to existing investors and $2.0 million from borrowings on our Alaska Facility.

Cash provided by financing activities for the year ended December 31, 2009 was $207.6 million primarily due to $207.8 million from the issuance of Bridge Notes and $36.3 million for the issuance of Class A Preferred Stock as part of our corporate restructuring on December 31, 2009. While most of the new financing for the year ended December 31, 2009 was from existing investors, new investors provided $25.0 million of the $36.3 million for the issuance of Class A Preferred Stock. This was partially offset by debt payments, capital lease payments and equity financing costs, of $36.5 million. All of our Senior Convertible Notes and Bridge Notes were converted into shares of senior convertible preferred stock in connection with the corporate restructuring.

Cash provided by financing activities for the year ended December 31, 2008 was $150.1 million primarily due to the issuance of $99.7 million of senior convertible and bridge notes to existing investors, $35.0 million from the issuance of a senior term loan, $17.4 million from the issuance of Class A units to existing investors, partially offset by debt payments, capital leases payments and equity financing costs, of $3.0 million. All of our Senior Convertible Notes and Bridge Notes were converted into shares of senior convertible preferred stock in connection with the corporate restructuring.

Alaska Financing:

On November 2, 2010, we entered into a $4.1 million standby credit facility agreement (the “Alaska Facility”) with Alaska Airlines, Inc. (“Alaska Airlines”) to finance the construction of ATG network sites in Alaska. The Alaska Facility has a six-year term and an interest rate of 10% per annum, compounded and payable quarterly. As of September 30, 2011, we had $2.5 million outstanding under the Alaska Facility. No further draws can be made under the Alaska Facility. All principal amounts outstanding as of November 12, 2011 are payable in quarterly installments over a five-year period or can be prepaid at any time without premium or penalty at our option. The Alaska Facility is secured by a first-priority interest in our cell tower leases and other personal property located at the cell sites in Alaska.

The Alaska Facility contains representations and warranties, and affirmative and negative covenants customary for financings of this type. There are no financial covenants, however, other covenants include limitations on liens on the collateral assets as well as mergers, consolidations, and similar fundamental corporate events, and a requirement that we continue as the in-flight connectivity service provider to Alaska Airlines.

Pursuant to our connectivity agreement with Alaska Airlines, the share of service revenue we pay Alaska Airlines increases as long as any amounts are outstanding under the Alaska Facility. Alaska Airlines revenue share increases by 500 basis points for the one-year period following the first date on which our Gogo service is used on the ATG network in Alaska, and 300 basis points thereafter, until the principal and all accrued interest is paid in full. This incremental Alaska Airlines’ revenue share was an amount less than $0.1 million for the nine month period ended September 30, 2011 and is included in our financial statements as part of interest expense.

Letters of Credit:

We maintain several letters of credit with total balances of $0.7 million and $2.4 million as of September 30, 2011 and December 31, 2010, respectively. The letters of credit are issued for the benefit of the landlords at our office locations in Itasca, Illinois; Bensenville, Illinois; and Broomfield, Colorado; and for the benefit of certain vendors in the ordinary course of business.

Capital Expenditures

Our operations continue to require significant capital expenditures for technology, equipment, capacity expansion and upgrades. A substantial portion of the capital expenditures of our CA business is associated with installation and the supply of airborne equipment to our airline partners, which correlates directly to the roll out of service to the airline fleets. Capital spending is also associated with the expansion of our ATG network and data centers. Our network capital expenditures, including site acquisition, design, permitting, network equipment and construction costs, support development of new cell sites and upgrades of current sites. Capital expenditures related to data centers primarily relate to our servers, IP routers and authentication, authorization and accounting functions. We also capitalize software development costs related to network technology solutions, the Gogo platform and new product/service offerings.

Capital expenditures for the nine month periods ended September 30, 2011 and 2010, was $28.2 million and $33.7 million, respectively. The decline in capital expenditures for the nine month period ended September 30, 2011 as compared with the comparable prior year period was primarily due to a decline in the number of airborne equipment installations within our CA segment. This decline in equipment installations was primarily due to unanticipated delays in scheduling installations with our airline partners. Additionally, the decline in capital expenditures was primarily due to the timing of network related investment activities. These declines were partially offset by a slight increase in capitalized software as we enhanced our Gogo service and created new offerings.

We anticipate an increase in spending for the fourth quarter of 2011 as we increase the number of airborne equipment installations, further expand our network, and continue software development initiatives.

Capital expenditures were $39.8 million for the year ended December 31, 2010, compared to $77.3 million for the year ended December 31, 2009. Capital expenditures for these years were primarily funded through financing activities. The decline in capital expenditures for the year ended December 31, 2010 as compared with the comparable prior year period was primarily due to a decline in the number of airborne equipment installations within our CA segment. The decline in airborne equipment installations was due to the fact that we did not commence as many airline partnerships during 2010 as compared with 2009. As noted above, we had two airline partnerships at the end of 2008, as compared with seven at the end of 2009, and nine at the end of 2010. The decline in capital expenditures was also due to a decline in network related investment activities. Capitalized software expenditures remained relatively constant year over year.

Capital expenditures were $77.3 million for the year ended December 31, 2009, compared to $47.3 million for the year ended December 31, 2008. The increase in capital expenditures for the year ended December 31, 2009 as compared with the prior year was primarily due to an increase in the number of airborne equipment installations within our CA segment. The number of aircraft installed with our airborne equipment increased to 692 as of December 31, 2009 as compared with 30 as of December 31, 2008. The increase was partially offset by a decline in capital expenditures related to network build-out and capitalized software development. Much of the initial build-out of the initial 92 cell sites were completed before the initial launch in August 2008. Capitalized software activities were at a higher rate during 2008 as compared with 2009 as we were developing software related to the initial launch of our services in August 2008.

Capital expenditures were $47.3 million for the year ended December 31, 2008, and were funded primarily through cash from financing activities. Capital expenditures for the year ended December 31, 2008 consisted primarily of network build-out activities and software development activities for our airline portal.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations that require us to make future cash payments as of December 31, 2010. The future contractual requirements include payments required for our operating leases and contractual purchase agreements.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Capital lease obligations(1)	$—	$—	$—	$—	$—
Operating lease obligations	50,679	9,651	14,458	7,259	19,311
Purchase obligations(2)	20,339	20,339	—	—	—
Alaska financing(3)	2,000	—	800	800	400
Interest on Alaska financing	736	194	336	177	29
Deferred revenue arrangements	2,376	2,322	45	9	—
Deferred airborne lease incentives(4)	10,159	1,079	2,158	2,158	4,764
Other long-term liabilities(5)	7,783	—	—	—	7,783

Total	$94,072	$33,585	$17,797	$10,403	$32,287

(1)	Commencing in March 2011, we began leasing certain computer equipment. These leases are capital leases and interest has been imputed with an annual interest rate of 10.0%. As of September 30, 2011 these leases were classified as part of office equipment, furniture, and fixtures at a gross cost of $0.2 million.
(2)	As of September 30, 2011, our outstanding purchase obligations represented obligations to vendors to meet operational requirements as part of the normal course of business and related to information technology, research and development, sales and marketing and production related activities.
(3)	During January 2011, we drew an additional $0.5 million for a total of $2.5 million outstanding under the Alaska Facility as of September 30, 2011.
(4)	As of September 30, 2011, our total deferred airborne lease incentive balance was $14.8 million, of which $1.7 million was classified as a current liability and $13.1 million was classified as a non-current liability.
(5)	Other long-term liabilities primarily consist of estimated payments (undiscounted) for our asset retirement obligations. Other long-term liabilities do not include $62.4 million related to our derivative liabilities and $3.2 million related to our deferred tax liabilities due to the uncertainty of their timing.

Contractual Commitments: We have an agreement with a third party under which the third party develops software that is used in providing in-flight connectivity services. Cash obligations under this agreement include the payment of $1.5 million on each of the first three anniversary dates of the final developmental milestone date in the agreement for a total of $4.5 million in milestone payments. As of September 30, 2011 all milestone payments had been made, with the final payment of $1.5 million being made in September 2011. On April 11, 2011, we entered into an additional contractual agreement under which the same third party will develop second generation software that will be used to support our Gogo Connectivity service. Cash obligations under this agreement include three milestone installment payments of $1.9 million each for total consideration of $5.6 million. We made the first milestone payment of $1.9 million in May 2011. We anticipate the remaining $1.9 million milestone payments will be made in January and August 2012.

During 2008 and 2009, we upgraded our ATG network, and in lieu of paying the vendor $0.4 million for a portion of the upgrade, we signed an agreement with the vendor to purchase approximately $5.1 million of equipment during a 24-month period commencing on June 15, 2010. During August 2011 we renegotiated with this vendor and the $0.4 million potential liability under the agreement was waived.

In the CA business, two airline contracts allow the airline to terminate the contract should the percentage of passengers using the Gogo service on the airline’s flights not meet certain thresholds as defined in the contract. We currently experience connectivity take rates in excess of the thresholds specified in such contracts.

Leases and Cell Site Contracts: We have lease agreements relating to certain facilities and equipment, which are considered operating leases as per ASC 840-20, Leases—Operating Leases (“ASC 840-20”). Rent expense for such operating leases was $4.6 million, $4.1 million, and $2.8 million for the years ended December 31, 2010, 2009, and 2008, respectively. Additionally, we have operating leases with wireless service providers for tower space and base station capacity on a volume usage basis (“cell site leases”), some of which provide for minimum annual payments. Our cell site leases generally provide for an initial non-cancelable term of up to five years with up to four five-year renewal options. Total cell site rental expense was $5.2 million, $4.4 million, and $4.0 million for the year ended December 31, 2010, 2009, and 2008, respectively.

The revenue share paid to our airline partners represents operating lease payments and is deemed to be contingent rental payments, as the payments due to each airline are based on a percentage of our CA service revenue generated from that airline’s passengers, which is unknown until realized. As such, we cannot estimate the lease payments due to an airline at the commencement of our contract with such airline. Rental expense related to the arrangements with our airline partners, included in cost of service revenue, is primarily comprised of these revenue share payments, offset by the amortization of the deferred airborne lease incentives, and totaled $4.6 million, $0.9 million and $0.1 million in 2010, 2009 and 2008, respectively.

Indemnifications and Guarantees: In accordance with Delaware law, we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under this indemnification is uncertain and may be unlimited, depending upon circumstances. However, our Directors’ and Officers’ insurance does provide coverage for certain of these losses.

In the ordinary course of business we may occasionally enter into agreements pursuant to which we may be obligated to pay for the failure of performance of others, such as the use of corporate credit cards issued to employees. Based on historical experience, we do not believe that any material loss related to such guarantees is likely.

We have entered into a number of agreements, including our agreements with commercial airlines, pursuant to which we indemnify the other party for losses and expenses suffered or incurred in connection with any patent, copyright, or trademark infringement or misappropriation claim asserted by a third party with respect to our equipment or services. The maximum potential amount of future payments we could be required to make under these indemnification agreements is uncertain and is typically not limited by the terms of the agreements.

Off-Balance Sheet Arrangements

We do not have any obligations that meet the definition of an off-balance sheet arrangement, other than operating leases, which have or are reasonably likely to have a material effect on our results of operations. See Note 9, “Leases,” to our unaudited condensed consolidated financial information contained elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is currently confined to our cash and cash equivalents. We have not used derivative financial instruments for speculation or trading purposes. The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments through a variety of securities, including commercial paper, certificates of deposit, money market funds and corporate debt securities. Our cash and cash equivalents as of September 30, 2011, December 31, 2010 and December 31, 2009 included amounts in bank checking account and liquid certificates of deposit with short term maturities. We believe that a change in average interest rates would not adversely affect our interest income and results of operations by a material amount.

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from interest rates as discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on the overall economic activity, nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Interest: Our earnings are affected by changes in interest rates due to the impact those changes have on interest income generated from our cash and cash equivalents. Our cash and cash equivalents through September 30, 2011, included amounts in bank checking accounts and liquid certificates of deposit. As a result, we believe we have minimal interest rate risk; a 10% decrease in the average interest rate on our portfolio, would have reduced interest income for the nine month period ended September 30, 2011, by an immaterial amount.

Fixed Rate Debt: On September 30, 2011, we had $2.5 million aggregate principal amount of Alaska Financing which approximated fair value. If interest rates were 10% higher than the stated rate, the fair value of the Alaska Financing would have changed by an immaterial amount as of September 30, 2011.

Inflation: We do not believe that inflation has had a material effect on our results of operations. However, there can be no assurance that our business will not be affected by inflation in the future.

Seasonality: Our results of operations for any interim period are not necessarily indicative of those for any other interim period of for the entire year because the demand for air travel, including business travel, is subject to significant seasonal fluctuations. We generally expect overall passenger opportunity to be greater in the second and third quarters compared to the rest of the year with business travel decreasing during the summer months and holidays. We expect seasonality of the air transportation business to continue, which may affect our results of operations in any one period.

BUSINESS

Mission

Our mission is to make Gogo everyone’s favorite part of flying.

We transform the in-cabin experience for airline passengers by delivering ground-breaking and branded in-flight internet connectivity and an array of digital entertainment solutions. We enable our commercial airline partners to differentiate their service offerings, increase customer satisfaction and unlock new revenue streams. We provide our media partners with access to an attractive and undistracted audience. We provide our business aviation customers with a full suite of in-flight internet connectivity and other voice and data communications products and services, allowing discerning private jet passengers the ability to stay connected in flight. Our goal is to enable the connected lifestyle of today’s business and leisure travelers in the air.

Who We Are

Gogo is the world’s leading provider of in-flight connectivity with the largest number of internet-connected aircraft in service, and a pioneer in wireless in-cabin digital entertainment solutions. Through our proprietary platform and dedicated air-to-ground, or ATG, network, and a variety of in-cabin offerings, we provide turnkey solutions that make it easy and convenient for passengers to extend their connected lifestyle to the aircraft cabin.

We operate our business through our two operating segments: commercial aviation, or CA, and business aviation, or BA.

Our CA business provides in-flight connectivity and digital entertainment solutions to commercial airline passengers through their personal Wi-Fi enabled devices. Through our Gogo platform, passengers can access an array of services including:

•	Gogo Connectivity. Allows passengers to connect to the internet through various purchase options.

•	Gogo Vision. Offers passengers the ability to watch a broad selection of on-demand movies and television shows on a pay-per-view basis.

•

Gogo Signature Services. Includes a variety of entertainment and informational content and services customized for each airline, such as destination-based event ticketing, e-commerce, flight tracker and access to travel sites and weather.

We provide Gogo Connectivity to passengers on nine of the ten North American airlines that provide internet connectivity to their passengers. We provide Gogo Connectivity to passengers on Delta Air Lines, American Airlines, Virgin America, Alaska Airlines, US Airways, Frontier Airlines, and Air Tran Airways pursuant to long-term agreements with these airlines. We also provide Gogo Connectivity to passengers on a small number of aircraft operated by United Airlines and Air Canada pursuant to trial agreements. As of September 30, 2011, we had equipped 1,177 commercial aircraft, representing approximately 85% of internet-enabled North American commercial aircraft at such date, which were operated on more than 4,200 daily flights. From September 30, 2011 through December 31, 2011, we have an additional 168 aircraft online. From the inception of our service in August 2008 to September 30, 2011, passengers have logged in to the Gogo service over 15 million times. As of September 30, 2011, we have signed contracts with airlines to install Gogo on an additional approximately 525 aircraft, and we currently expect to complete a significant portion of those installations by the end of 2012. Gogo-equipped planes representing approximately 42% of our consolidated revenue for the nine months ended September 30, 2011 are contracted under ten-year agreements, the earliest of which expires in 2018.

Our BA business sells equipment and provides services for in-flight internet connectivity and other voice and data communications under our Gogo Biz and Aircell branded products and services. BA’s customers include original equipment manufacturers of private jet aircraft such as Gulfstream, Cessna, Hawker Beechcraft,

Bombardier, Dassault and Embraer, leading aftermarket dealers and all of the largest fractional jet operators including NetJets, Flexjets, Flight Options and CitationAir. We sell equipment for three of the primary connectivity network options in the business aviation market: Gogo Biz, through which we deliver broadband internet connectivity over our ATG network, and the Iridium and Inmarsat SwiftBroadband satellite networks. As of September 30, 2011, we had more than 700 Gogo Biz systems in operation and more than 4,600 aircraft with Iridium satellite communications systems in operation, and we have sold more than 100 Inmarsat SwiftBroadband systems. We are the only provider of ATG broadband connectivity in the business aviation market through our Gogo Biz service, and we are the largest reseller of Iridium satellite services to the business aviation market.

We provide in-flight broadband connectivity across the contiguous United States and portions of Alaska via 3 MHz of FCC-licensed ATG spectrum and our proprietary network of cell sites. We believe that the reliability of Gogo’s in-flight connectivity is unmatched. Our customized airborne network allows us to actively manage data traffic in order to maintain the speed and quality of the Gogo service through sophisticated bandwidth management. We are implementing a technology roadmap that will allow us to significantly increase our network capacity utilizing a combination of the best available and developing technology, including the next generation of ATG, or ATG-4, and Ka-band and other satellite-based solutions.

Our CA business generates revenue primarily from fees paid for Gogo Connectivity and from products and services available through Gogo Vision and Gogo Signature Services. We generate Gogo Connectivity related revenue from purchases by airline passengers of individual sessions, monthly renewable subscriptions and multiple session packages, as well as from fees paid by third parties who sponsor free or discounted access to Gogo Connectivity to passengers in exchange for a promotional presence on our in-air website. We generate Gogo Vision related revenue from fees paid by passengers for access to content on Gogo Vision, a service that we recently launched on aircraft operated by Delta Air Lines and American Airlines. We generate Gogo Signature Services related revenue from advertising fees and e-commerce revenue share arrangements. Our BA business generates revenue from the sale of satellite and ATG equipment and from subscriptions for in-flight internet connectivity and other voice and data communications products and services.

We have grown significantly since the launch of Gogo Connectivity in August 2008. We increased the number of Gogo equipped commercial aircraft from 30 to 1,177 between December 31, 2008 and September 30, 2011, and the aggregate number of passengers on flights with Gogo Connectivity, or our gross passenger opportunity, increased from approximately 624,000 in 2008 to approximately 152,744,000 in 2010. From January 1, 2006 through September 30, 2011, our BA business has sold approximately 6,000 ATG and satellite-based communications systems for private aircraft and signed agreements with all of the largest fractional jet operators. Our consolidated revenue increased 157% from $36.8 million in 2009 to $94.7 million in 2010 and over the same period our net loss decreased from $142.3 million to $113.4 million, our consolidated Adjusted EBITDA increased from $(88.6) million to $(44.9) million and consolidated net loss attributable to common stock decreased from $(142.3) million to $(140.1) million. For the nine months ended September 30, 2011 as compared with the nine months ended September 30, 2010, consolidated revenue increased 89.3% to $113.8 million from $60.1 million, net income increased to $2.4 million from a net loss of $117.4 million, consolidated Adjusted EBITDA increased to $(1.8) million from $(42.7) million and consolidated net loss attributable to common stock decreased from $(137.0) million to $(25.8) million.

We Are Enabling the Connected Lifestyle In-Cabin

Given widespread availability and use of Wi-Fi enabled devices, connectivity is an integral part of peoples’ daily lives. Passengers on commercial and business aircraft are increasingly seeking to remain connected in flight. Airlines are under pressure to remain competitive and must attract passengers by improving services while simultaneously reducing costs. We believe the intersection of these trends creates a meaningful opportunity for Gogo.

Large, Underserved Air Travel Market

In 2010, there were approximately 2.7 billion scheduled passengers on commercial aircraft worldwide, including approximately 630 million in the U.S., and according to International Air Transport Association, or IATA, the number of passengers worldwide is expected to grow to nearly 3 billion by 2012. Commercial airline passengers are typically categorized as either business travelers or leisure travelers. Business travel currently represents approximately 23% of air travel, with business travelers historically flying approximately 5.4 times per year. Business travelers earn on average 50% more than the average family household based on 2010 U.S. census data, making them an attractive demographic to both our airline partners and media partners. In addition, over the past 20 years, leisure travel has become more accessible and cost effective, resulting in approximately 1.5 billion leisure trips taken in 2010. With only approximately 16% of commercial aircraft in the North American market and approximately 6% in the global market equipped to provide connectivity to passengers in 2010, we believe there is significant opportunity for us to continue to expand into this underserved market.

In 2010, according to JetNet, the business jet market was comprised of approximately 18,000 business jets worldwide, with nearly 12,000 business jets in North America. By the end of 2015, the number of business aircraft is projected to grow to over 21,000 aircraft worldwide according to JetNet, with more than 13,000 in North America. With only a minority of North American business jets equipped with broadband internet access, we believe that the potential for expansion of our Gogo Biz service in the North American market is significant. We further believe that the projected increase in business jets internationally represents a significant opportunity for us to grow our satellite-based equipment and services in the international market.

Emergence of the Connected Lifestyle

The proliferation of mobile devices and the wide availability of terrestrial Wi-Fi and mobile broadband services have led consumers to expect connectivity wherever they may be. According to eMarketer, in 2011 approximately 74% of the U.S. population were internet users. The number of U.S. mobile internet users grew 30% between 2008 and 2010, and global mobile data traffic has grown at an annual rate of over 200% over the last three years. The growth of portable Wi-Fi enabled devices is expected to continue, with projected compound annual growth rates, or CAGRs, of smartphone, laptop and tablet users of 24%, 42% and 105%, respectively, between 2010 and 2015. We believe that both business and leisure travelers are committed to maintaining their connected lifestyles when flying and that passengers are increasingly willing to pay for in-flight connectivity and entertainment.

The need for mobile connectivity among business professionals to access corporate email and VPNs has increased significantly. According to an online survey conducted by Forrester Research, Inc., approximately 88% of U.S. business travelers owned a laptop or notebook in 2010, and approximately three-quarters of all senior executives surveyed for a report published by Forbes and Google in 2009 said that internet access is a very valuable information resource, ranking above contacts at work, outside work contacts, outside advisors and consultants, other media, and personal networks. In addition, according to a survey conducted by Egencia, 48% of business travelers were willing to pay for in-flight Wi-Fi over other amenities such as extra leg room and avoiding the middle seat.

Leisure travelers are also looking for ways to stay connected and on-line at all times. According to Forrester Research, Inc., in 2010, approximately 79% of U.S. leisure travelers owned a laptop or notebook. Demand for the connected lifestyle is driven in part by the proliferation of new social and commercial internet applications. Social networking applications such as Facebook are experiencing rapid increases in usage. The number of active Facebook members grew to 750 million as of June 2011, and in 2010, over $225 billion was spent through e-commerce channels in the U.S.

Commercial Aviation Industry Focused on New Revenue Sources, Cost Management and Passenger Experience

In the competitive airline industry, airlines are being forced to balance various, and at times contradictory, market dynamics. The growth of low-cost carriers has created a more competitive environment for airlines. Airline expenses, such as fuel costs, are rapidly increasing and airlines have generally been unable to increase ticket prices enough to generate revenues sufficient to offset these increasing expenses. According to IATA, system-wide global commercial airline expenses were $525 billion in 2010 and are expected to increase to $620 billion in 2012, a CAGR of 8.7%. Fuel costs alone are expected to grow from $139 billion in 2010 to $201 billion in 2012. To address the need for increased revenue and to offset growing expenses, airlines are increasingly asking passengers to pay for formerly complimentary services such as in-flight entertainment offerings and meals. Passenger revenue from sources other than passenger ticketing, including paid amenities, represented 29% of total airline passenger revenue in 2010 compared with 16% in 2000.

We believe that it is imperative for airlines to compete more effectively for airline passengers and to differentiate their in-cabin experience, which is a driving force behind the deployment of next generation in-flight entertainment systems that leverage the Wi-Fi enabled devices that passengers now routinely carry on board. By offering cost-effective in-flight connectivity and entertainment solutions that passengers can access through such devices, we provide our airline partners with new revenue streams and a way to attract passengers by enhancing the in-cabin experience, which we believe gives us with a significant opportunity to grow our business.

The Gogo Advantage

We believe the following strengths provide us competitive advantages in realizing the potential of our opportunity.

Compelling User Experience

The Gogo service helps the airline create a compelling in-cabin experience for its passengers. According to a 2011 Gogo customer satisfaction survey of 5,090 Gogo customers and 624 randomly selected air travelers at Hartsfield-Jackson Atlanta International Airport, 17% of our users have specifically changed their flight plans to be on a flight with in-flight internet. In addition, according to a 2011 Gogo-commissioned survey conducted by Murphy Research of 968 Gogo customers and 805 randomly selected travelers who had flown at least four times in the past twelve months and owned a portable Wi-Fi device, 78% of our users are likely to recommend Gogo Connectivity to others and 33% of our users have indicated that they are likely to switch airlines to be on a Gogo-equipped flight. We believe that enthusiastic support for the Gogo service is driven by:

•	Gogo’s nationwide coverage, which provides users with reliable, in-flight broadband internet connectivity;

•	access to Gogo Vision, including on-demand movies and television shows;

•	access to Gogo Signature Services, such as e-commerce and destination-based information;

•	our easy-to-use, intuitive interface, which allows users to enjoy an enhanced in-cabin experience using the Gogo service;

•	our 24-hour customer support, including the only live chat service offered by a North American in-flight connectivity provider, which is available even while in-flight; and

•	a variety of pricing alternatives that permit users to utilize Gogo Connectivity in a way that fits their needs.

Leading Brand

For Gogo, market leadership means establishing a must-have brand for which passengers are willing to pay a premium, becoming an invaluable part of our airline partners’ in-flight offerings, and operating an exclusive platform where leading brands are willing to pay a premium to maintain a presence. We believe that Gogo has strong brand equity in the marketplace, with nearly 80% of Gogo users indicating they would use Gogo again on their next flight according to the Gogo-commissioned survey described above. Gogo is continually redefining and transforming the category and, in doing so, becoming increasingly associated with in-flight connectivity in our customers’ minds. According to the same Gogo-commissioned survey, 27% of leisure travelers and 54% of business travelers are aware of Gogo, and more than 80% of Gogo users have indicated that their travel experience was made more satisfying because of Gogo. This survey also indicates that Gogo has 18 times the top of mind unaided awareness as our nearest competitor. Within the realm of social media, a recent analysis of Facebook by aggregator Fan Page List ranked Gogo as first for having the most engaged fans.

Compelling Offering for Airlines

Our services allow our airline partners to delight their passengers with a co-branded in-flight experience that can be customized for each airline. Through the Gogo platform, we make Gogo Connectivity, Gogo Vision and Gogo Signature Services available to our airline partners’ passengers, who represent an attractive consumer demographic. Through these services, which are co-branded with our airline partners, we provide access to connectivity, entertainment and a suite of engaging products and services including e-commerce and destination-based information. We believe that by making these services available on a co-branded basis, an airline can enhance its brand appeal, increase customer loyalty and earn additional revenue. Among Gogo users, 17% have specifically changed their flight plans to be on a plane with internet access, according to an internal Gogo study.

From equipment, to installation, to customer service, to billing, we provide turnkey solutions to our airline partners, saving them time, money and expenses related to training. Our in-flight connectivity and entertainment systems, which can be installed on any commercial aircraft, are the lowest weight among competitive offerings, reducing drag and incremental fuel consumption. Our expert teams can generally provide overnight equipment installations limiting the amount of time an aircraft is out of service. We believe we are the only provider of in-flight broadband internet connectivity that can cost-effectively equip an airline’s entire North American fleet. Our ATG equipment and installation is less expensive, can be installed overnight so that an aircraft does not have to be taken out of service and has less weight and drag as compared with the satellite equipment used by our competitors and, as such, it is more economical to put on smaller aircraft such as regional jets. This unique ability enables our airline partners to provide a seamless experience to passengers throughout their itinerary. Through our chat service, we can help passengers get and stay connected in-flight without waiting until they get back to the ground, reducing the time airline personnel spend assisting passengers and obviating the need to provide their own back office support for our service.

Strong Incumbent Position

We are the world’s leading provider of in-flight connectivity to the commercial aviation market with the largest number of internet connected aircraft in service, and a leading provider of in-flight internet connectivity and other voice and data communications equipment and services to the business aviation market. We believe that our technological and operational know-how, evidenced by nearly 6,400 business and commercial aircraft online, the creation of our ATG network, and the development of our robust customer and supplier relationships represent significant assets not easily replicated.

Currently, North America represents approximately 75% of the worldwide in-flight internet connectivity market, and we provide Gogo Connectivity to passengers on nine of the ten North American airlines that provide internet connectivity to their passengers, including Delta Air Lines and American Airlines. As of September 30, 2011, Gogo-equipped planes represented approximately 85% of North American aircraft that provide internet connectivity to their passengers. Further, approximately 95% of Gogo-equipped planes, representing approximately 42% of our consolidated revenue for the nine months ended September 30, 2011, are contracted under ten-year agreements.

We believe our market position is strengthened by our ability to cost-effectively equip an airline’s entire North American fleet and our industry-leading customer care. Our market-leading position also benefits from the exclusive nature of a number of our contracts and the significant expense and inefficiencies that an airline would incur by switching to another provider, including the capital investment required, the lost service time associated with re-equipping an aircraft for a different in-flight connectivity service and the additional weight and drag of non-ATG equipment. Our FCC spectrum license combined with our proprietary network make us the only connectivity provider capable of providing ATG-based broadband internet connectivity in the United States. We believe that our nationwide ATG network, customized network management processes and other proprietary intellectual property would take significant time and capital to replicate.

In our BA business, we have nearly two decades of experience, and we sell equipment for three of the primary network options, Gogo Biz, Iridium and Inmarsat SwiftBroadband, to all of the largest OEMs of business aircraft and leading aftermarket dealers. In the business aviation market, we sell Gogo Biz and Iridium services to owners and operators of private aircraft, we are the only provider of ATG broadband internet connectivity, via Gogo Biz, and we are the largest reseller of Iridium satellite services. As of December 31, 2010, we had over 4,700 aircraft with Iridium satellite communications systems and Gogo Biz systems in operation, including over 3,500 North American aircraft, which represented approximately 31% of business aircraft in North America. Our existing relationships with satellite providers, including our recently announced memorandum of understanding with Inmarsat, also represent significant opportunities for the growth of our satellite-based equipment and services in the global business aviation market. In 2010, NetJets announced that it would add Gogo Biz to more than 250 aircraft in its fleet, which we believe was the largest single order of in-flight connectivity systems in business aviation history. In addition to NetJets, we have agreements to provide Gogo Biz to all of the other largest fractional jet fleets.

Efficient, Reliable and Expandable Proprietary Technology

We believe Gogo has the most cost-efficient and scalable network providing in-flight connectivity and entertainment to passengers. Our current network provides in-flight connectivity at a high level of both speed and reliability. We monitor every node of our network from the ground to the cabin. We actively manage data traffic through sophisticated bandwidth management to maintain the speed and quality of the Gogo service. Our technology approach and architecture provide us with the flexibility to utilize the best available technologies to serve our customers now and going forward. We believe our lightweight and compact equipment make us the only internet connectivity provider capable of equipping an airline’s entire North American fleet, including regional jets, with in-flight broadband internet connectivity on a cost-effective basis. In addition, our technology approach and architecture will facilitate our transition to the next-generation ATG-4 and the planned execution of our technology roadmap to Ka-band and other satellite-based solutions, which will expand our network capacity in the United States and facilitate our planned future international expansion.

Growth Strategy

Our mission is to make Gogo everyone’s favorite part of flying, and we intend to execute the following strategies:

Expand Commercial Aircraft Footprint

We are focused on making our services accessible to more passengers on more commercial flights. To expand our footprint, we intend to:

•

Continue Deploying the Gogo Service on Our Airline Partners’ Fleets. As of September 30, 2011, we had approximately 525 additional aircraft contracted to be installed on fleets of our existing airline partners, and we currently expect to complete a significant portion of these installations by the end of 2012.

•

Target Full-Fleet Availability of the Gogo Service. We plan to leverage our unique ability to cost-effectively equip each commercial aircraft type in an airline’s fleet to increase the number of Gogo-equipped aircraft, targeting full-fleet availability of the Gogo service for all of our airline partners.

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Enter Into New Airline Partnerships. By offering co-branded customized Gogo services, we demonstrate to potential airline partners that we can help them create a point of differentiation from, and gain a potential competitive advantage over, other airlines.

Drive Consumer Adoption and Monetization

We are focused on improving and expanding our consumer reach by increasing product offerings available on the Gogo platform to drive Gogo adoption and usage. To this end, we will continue to:

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Promote Our Brand and Services and Target New Users. We intend to increase brand loyalty and further penetrate our core demographics by increasing our branded offerings and our targeted marketing efforts. We intend to encourage new user adoption by offering sponsored access promotions through which media partners will subsidize user access costs to the Gogo service in exchange for advertising opportunities. Additionally, in order to appeal to a broader spectrum of travelers, we intend to tailor our pricing and access options to address a wider range of consumer preferences.

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Grow Sales Through Existing and New Distribution Channels. We plan to continue to grow sales through our existing channels, which are predominately direct-to-consumer and through our airline partners. We also plan to develop new distribution channels and methods, including, for example, offering corporations the ability to purchase access to Gogo products for the benefit of their employees, offering our service for purchase through promotion in airport lounges and continuing to expand our offerings into existing ticket-purchasing pathways such as airline partners’ websites.

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Offer Compelling Content. We are working to make our Gogo Vision product widely available on Gogo-equipped fleets and to increase the number of on-demand movies and television shows and the variety of other content available through Gogo Vision and the Gogo platform generally.

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Expand E-Commerce Opportunities and Destination-Specific Offerings. We are creating a robust suite of services that allow passengers to take advantage of in-flight shopping opportunities not available anywhere else and destination-specific offerings developed with our content and advertising partners.

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Leverage Full Fleet Deployment. We are working to provide passengers with predictable availability and a seamless connectivity experience as we pursue full-fleet deployment of the Gogo service which we believe will encourage new user adoption and generate additional subscriptions.

Innovate and Evolve Our Technology

We will continue to innovate and evolve our technology platform to support capacity demands, facilitate the roll-out of new service offerings, expand internationally and improve the performance and reliability of our existing offering. We will continue to:

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Execute Our Technology Roadmap. We plan to roll out our next generation ATG-4 network and Ka-band and other satellite-based technology, which are designed to increase network capacity and bandwidth and to provide the foundation for our international growth.

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Maintain Technical Flexibility. We intend to retain technological network flexibility to facilitate the efficient and cost-effective development and further deployment of our network and to allow us to employ new and innovative technologies across both our own ATG network and third party satellite networks using either Ka-band or other satellite-based solutions.

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Collaborate with Airlines. We will continue to work with our airline partners to ensure the development of the services and technical applications they believe will most effectively help them achieve their goals.

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Continue Rapid Installs. We plan to enhance our ability to rapidly upgrade our installed equipment and software through our strategically located installation teams or, with respect to software, remotely, with minimal disruption to our partners and customers.

Grow Business Aviation

We are focused on growing sales of our in-flight internet connectivity and other voice and data communications products and services and leveraging our established market position and relationships with OEMs, aftermarket dealers and fractional jet fleet owners to take advantage of the significant growth opportunities that we believe exist in the business aviation market. To grow our BA business, we intend to:

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Increase Penetration of Gogo Biz. We plan to capitalize on growing awareness of in-flight broadband internet availability in all segments of the North American business aviation market, the superior performance and lower cost of the Gogo Biz system compared to other broadband systems and private jet passengers’ commitment to remaining connected to increase sales of ATG equipment and the Gogo Biz service.

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Offer Additional Revenue-Generating Services Over the ATG Network. We are developing new service offerings that we believe will help increase adoption rates and penetration of Gogo Biz and increase service revenue, including high-quality voice services over the ATG network.

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Develop New and Innovative Equipment and Services. To meet the evolving demands of our customers, we will continue to develop new and innovative equipment offerings, including in-flight streaming video, moving maps and the Aircell Smartphone, which we expect to be the first smartphone developed for the aeronautical market.

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Provide Superior Customer Care. By giving our customers the ability to choose from a full suite of in-cabin digital solutions, wrapped in award-winning customer service, we intend to remain a leader in our market.

Expand Internationally

We believe we are well positioned to capitalize on the large transoceanic and international in-flight opportunity given our strong commercial aviation partnerships and flexible technology. We believe Gogo’s existing domestic relationships, which represent each of the major global airline alliances, will favorably position us to partner with members of these alliances outside North America. In addition, we believe that the strength of our platform offering and proven track record in North America will position us favorably to partner with airlines outside these alliances. On November 29, 2011, we announced the execution of a memorandum of understanding with Inmarsat S.A., a leading provider of global mobile satellite communications services, pursuant to which we and one other company will have the right to bring Inmarsat’s Global Xpress satellite service to the commercial airline market. Assuming that we enter into a definitive agreement with Inmarsat, we expect that we will be able to offer commercial airlines a connectivity solution on certain international routes after the launch of the first Inmarsat-5 satellite, which is currently scheduled for mid-2013. We intend to initially focus on longer-haul transoceanic flights and then expand within international geographies. Additionally, under the expected terms of our partnership with Inmarsat, our BA segment will also become a reseller of Inmarsat SwiftBroadband satellite service.

Gogo Service and Product Offerings

We have organized our business to effectively serve our three customer groups by providing:

•	commercial airline passengers with engaging, branded in-flight connectivity and digital entertainment solutions;

•	media partners with access to an attractive and undistracted audience; and

•	BA customers with in-flight internet connectivity, other voice and data communications products and services, and a full suite of equipment offerings.

The following chart illustrates our operating structure, including an overview of our current primary equipment and service offerings.

Providing Engaging Experiences for Airline Passengers

Through our Gogo platform, we provide passengers with a convenient and easy way to access the internet, view video content, send and receive email and instant messages, and access corporate VPNs on Gogo-equipped commercial aircraft. We provide high-speed internet access through Gogo Connectivity, on-demand streaming video offerings through Gogo Vision and access to a variety of free entertainment and service offerings, customized for each airline, through Gogo Signature Services. Passengers with a Wi-Fi enabled device are able to access our system once their aircraft reaches 10,000 feet.

Connecting to our service is quick and easy. To enjoy the Gogo in-cabin experience, a passenger first must enable Wi-Fi connectivity on his or her own device. Once so enabled and connected to the Gogo Wi-Fi network, the passenger’s internet browser is automatically re-routed to the Gogo in-air home page where he or she can access certain of our free Gogo Signature Services. From the in-air homepage, with nothing more than an email address and credit card, the passenger can register and pay for in-flight connectivity through Gogo Connectivity or purchase individual on-demand movies and television programs through Gogo Vision. The Gogo service is compatible with a broad range of Wi-Fi enabled devices, including tablets, laptops, notebooks, smart phones and readers. The following table summarizes our current Gogo Connectivity retail offerings and representative prices.

Retail Gogo Connectivity Offering	Description	Sample Pricing
Quick Pass	15 minutes of in-flight connectivity (only offered on flights under 650 miles in length.	$1.95

Segment Pass	In-flight connectivity for the entire time the aircraft is above 10,000 feet on one flight. Pricing varies by length of flight.	$4.95-$14.95

Day Pass	In-flight connectivity on any airline for all flights taken within a 24 hour period.	$12.95

Traveler Pass	Single airline monthly subscription with automatic renewal each month.	$34.95

Gogo Unlimited	Monthly subscription across all airlines with automatic renewal each month.	$39.95

Annual Pass	Annual subscription for in-flight connectivity across all airlines.	$399.95

Gogo Connectivity can also be made available to passengers who do not pay Gogo directly through a number of non-retail channels, including:

•	Sponsored Access. Through the sponsorship channel, our advertising partners provide passengers with connectivity access for free or at reduced prices through paid promotional sponsorships.

•

Enterprise Sales. Through the enterprise channel, Gogo sells connectivity packages to companies for the benefit of their employees or to travel management companies who sell directly to their customers.

•	Roaming Partners. Through the roaming channel, ground-based Wi-Fi internet providers purchase connectivity access from Gogo to resell to their customers directly.

•

Wholesale Purchases. Through the wholesale channel, Gogo sells connectivity access at wholesale to companies who in turn make the service available through customer loyalty programs or as incentives for their direct customers.

The following table summarizes the other offerings available to airline passengers through the Gogo Platform, Gogo Vision and Gogo Signature Services:

Service	User Experience	Sample Pricing
Gogo Vision	• Onboard on-demand streaming video • Broad array of movies and TV shows	• TV Episode: $0.99-$2.99 • Movie: $3.99-$5.99

Gogo Signature Services

•   Access to a number of free entertainment and informational services and products

•   Includes travel sites, flight tracker, destination-based information and event ticketing, weather information and e-commerce

• Free to the user; Gogo generates revenue through placement fees, affiliate fees, revenue sharing arrangements and cost-per-click among others

We obtain the content we offer on Gogo Vision through license agreements or other arrangements with content providers, such as movie or television studios, under which we obtain a license to distribute such content in exchange for a license fee.

The image below shows an example of our in-air homepage, when accessed by an airline passenger:

Offering Media Partners Access to an Attractive Audience

Airline passengers who fly on Gogo-equipped aircraft represent an attractive audience for our media partners. As consumers spend increasing amounts of time and money online, advertisers have increasingly turned to the internet to market their products and services. Through Gogo Signature Services, we provide our media partners with direct and cost-effective access to an attractive, targeted, and undistracted audience. We believe that our media partners can leverage this access to earn an effective return on investment by offering services, delivering messages and selling products to these passengers. Gogo has the capabilities to offer an array of partnering solutions, including:

Media Partner Solutions	Feature	Examples	Gogo Recognizes Revenue
Traditional or Integrated Marketing	• Enables partners to reach targeted audiences via splash page / pop-up banners • Non-traditional campaigns, including sweepstakes, retail, and online occasion-focused promotions	• T-Mobile • Ford • Hewlett Packard • MSN • Wall Street Journal	Over the period of time in which the advertiser pays for marketing campaign

Usage Sponsorships	• Sponsored Gogo Connectivity access • Premium direct advertisements on platform	• American Express • Google • Visa • Coke	Over the period of time in which the sponsor pays Gogo for connectivity on either a usage basis or a campaign wide basis

E-Commerce	• Full or limited access for users to third party e-commerce sites • High value audience	• Gilt • StubHub • Hotel Tonight • OpenTable • Amazon • eBay	Over the period of time in which the platform partners pay for placement on Gogo platform; Additional revenue share is earned on transactions made through Gogo platform

Providing a Full Range of In-flight Equipment and Services to our Business Aviation Customers

We are a leading provider of equipment for in-flight telecommunications and provider of in-flight internet connectivity and other voice and data communications products and services to the business aviation market. Most in-flight connectivity systems sold in the business aviation industry today operate over one of three networks: Iridium, Inmarsat, or Gogo Biz. Our BA business is the only provider of business aviation equipment for all three of these network options to its customers. As of September 30, 2011, we had more than 700 Gogo Biz systems in operation and more than 4,600 aircraft with Iridium satellite communication systems in operation, and we have sold more than 100 Inmarsat SwiftBroadband systems. Our customer base includes most segments of the business aviation market (turbine aircraft, fixed and rotary wing), and today our products are offered by all major OEMs as either standard or optional equipment on most of their aircraft.

Our ATG equipment, through which we provide our Gogo Biz service, is small and lightweight enough to install on almost every aircraft type offered today. We provide our Gogo Biz broadband service over our ATG network, and we plan to launch Gogo Biz Voice, our voice over internet protocol service, as an add-on to Gogo

Biz starting in 2012. We are the largest provider of aeronautical Iridium services with over 4,600 aircraft online as of September 30, 2011. We are an official Iridium equipment manufacturer and reseller of Iridium satellite services. Currently we sell Inmarsat-based equipment and have executed a memorandum of understanding with Inmarsat pursuant to which we expect to enter into an agreement to become a reseller of Inmarsat satellite service in 2012.

Business Aviation Service Offerings
Gogo Biz - Mobile Broadband Network		Aircell Iridium Satellite Services
Product Plan	Monthly Service Fee	Product Plan	Monthly Service Fee
Gogo Biz 40	$395 (40MB)	Bronze Service	$69.95 (20 minutes)
Gogo Biz 100	$895 (100MB)	Silver Service	$119.95 (60 minutes)
Gogo Biz Unlimited	$1,995 (Unlimited usage)	Gold Service	$219.95 (120 minutes)
		Platinum Service	$519.95 (360 minutes)
		Corporate Service	$999.95 (1,000 minutes)

We are also in the process of expanding our business aviation product offerings by adding the Aircell Smartphone to our product offerings in 2012. The Aircell Smartphone will mark the first smartphone developed specifically for the aeronautical market, allowing passengers to make and receive calls over our ATG network or Inmarsat SwiftBroadband connections. The Aircell Smartphone will utilize the Android OS operating system and feature a 3.7 inch touch screen, a 3.5mm headset jack, Bluetooth connectivity and various pre-loaded apps. Additionally, the Smartphone will incorporate numerous technologies to attain the highest audio quality available in the market, including toll-quality digital audio, packet loss concealment, noise-canceling microphones, active noise-cancellation speakers via digital signal processing and adaptive voice processing algorithms. Smartphone prototypes have been developed and are being tested and refined, with production units currently expected late in 2012.

A list of our hardware products along with associated pricing can be seen in the following table.

ATG		Satellite Offerings		Next Generation(1)
Gogo Biz	$56,000-$88,000	Aircell Iridium SatCom	$24,000-$47,000	Aircell Smartphone
		Inmarsat SwiftBroadband	$61,000-$97,000	Gogo Biz Voice

(1)	Price to be determined upon commercial launch.

Gogo Customers

Commercial airline passengers increasingly look to stay connected, with today’s airline passenger spending approximately 5.2 hours on average per day online, according to a Gogo-commissioned survey, relative to the general population which spends approximately 1.9 hours online on average per day. The rapid proliferation of Wi-Fi enabled smartphones, laptops, tablets and other mobile devices has led to an expectation of always available connectivity among a significant portion of airline passengers today. An online survey conducted by Forrester Research, Inc. indicates that 88% of business travelers own a laptop or notebook, and in-flight internet usage is expected to increase rapidly over the next five years according to In-Stat, from approximately 15.6 million North American sessions in 2011 to 96.9 million by 2015. Additionally, as passengers experience high fares and crowded planes, they increasingly seek ways to enhance the travel experience.

In 2009, we commissioned Directive Analytics to conduct an online survey of commercial air travelers to better understand the market characteristics of and potential interest in and uses for in-flight internet connectivity. The survey consisted of 1,517 Gogo customers and 1,505 randomly selected travelers who had flown at least once in the previous twelve months, had engaged in at least one specified online activity in the previous seven days and brought specified Wi-Fi devices on board flights. The randomly selected traveler population was further subdivided into three groups based on responses to a variety of questions, including travel frequency, career goals and potential in-flight internet uses. We believe the key characteristics of the travelers identified in this survey, as set forth in the table below, suggest a strong potential for growth of the Gogo service among varied passenger types.

	Connected Business Travelers	Connected Leisure Travelers	Selective Connectors	Average Gogo Customer	Average Traveler
Description	Desire connectivity to be productive when traveling; Career focused; Most engaged with internet; Love technology	Internet is primary source of entertainment; Focused on work/life balance; Like entertainment variety	Have basic internet needs; Most likely to enjoy flying; Enjoy the “me time”; Family focused	Average Gogo User	Average U.S. Traveler (flew at least once in previous year)

Segment Size	41%	37%	22%	n/a	n/a

Average Domestic Business Flights / Year	2.9	1.4	4.6	14.2	2.8

Average Domestic Leisure Flights / Year	2.2	2.7	2.2	4.4	2.4

Average Hours Online per Day	6.1	4.4	5.0	7.7	5.2

Top 3 Online Uses	Personal email; Work email; News & Weather	Personal email; News & weather; Read magazine	Personal email; Work email; News & weather	Personal email; Work email; News & weather	Personal email; News & weather; Work email

Source: Gogo-commissioned survey.

By providing both user-paid in-flight connectivity and entertainment as well as subsidized access to certain content, we offer commercial airline passengers the option to take advantage of our services based on their own needs and agenda. Whether it is the connected business traveler who has a Gogo Unlimited subscription, the connected leisure traveler taking advantage of a single segment pass to keep up with email and social networking or the selective connector using Gogo Vision to purchase a movie and browsing the free destination-based information and other services offered by Gogo Signature Services, Gogo’s diverse offerings and pricing packages appeal to all types of air travelers.

In our BA segment, our products are offered as standard or optional equipment by all major business aircraft OEMs. Cessna, Gulfstream and Bombardier together accounted for approximately 33% of our BA segment’s revenue for the year ended December 31, 2010 and approximately 18% of revenue was generated through our agreement with Gulfstream in the same period. Our contracts with business aircraft OEMs, including Cessna, Gulfstream and Bombardier, are terminable at will by either party and outline the terms and conditions for the purchase and installation of our equipment, but do not require any minimum quantity of our equipment to be purchased.

Airline Partners and Contracts

In our CA business we enter into connectivity agreements with our airline partners that allow our ATG equipment to be installed, and the Gogo service provided, on aircraft operated by our partners. Under these agreements, the airlines commit to have our equipment installed on some or all of the aircraft they operate in our network area, and we commit to provide Gogo Connectivity on such aircraft and to remit to the airlines a specified percentage of the service revenue that we generate. We have the exclusive right to provide passenger internet connectivity services on Gogo installed aircraft throughout the term of the agreement in contracts with airline partners from which we derive a substantial majority of our CA revenue. Our contracts with our airline partners generally have 10-year terms, with the exception of one three-year contract and two pilot agreements under which we have installed our equipment and provide Gogo service on a limited number of aircraft for a limited term.

Depending on the contract, installation, maintenance and deinstallation services may be performed by Gogo and/or the airline. The agreements also vary as to who pays for installation, maintenance and deinstallation that is performed by Gogo.

The connectivity agreements require that Gogo and the airline engage in independent and joint marketing efforts intended to increase awareness and usage of the Gogo services. As of September 30, 2011, under two of the agreements, the scope of the services provided by Gogo has been expanded to include Gogo Vision, our new on-demand video product, and we are discussing with our other airline partners the possibility of providing Gogo Vision on their installed fleets. Other services provided by Gogo under certain agreements include content filtering and airline operational applications such as electronic flight bag and voice services on the flight deck.

Our contract with Delta Airlines accounted for approximately 24% of our consolidated revenue for the year ended December 31, 2010 and approximately 23% for the nine months ended September 30, 2011. Our contract with Delta expires, with respect to each of the mainline and regional jet installed fleets of aircraft, on the 10-year anniversary of specified installation milestones. The mainline fleet expiration date will occur in 2019, and the installation trigger date for the regional jet fleet has not yet occurred. Our contract with American Airlines accounted for approximately 10% of our consolidated revenue for the year ended December 31, 2010 and approximately 10% for the nine months ended September 30, 2011. Our contract with American Airlines expires, with respect to each installed fleet of aircraft, on the 10-year anniversary of the date on which 90% of such fleet has been installed with our ATG equipment, with the first expiration date occurring in 2018. No other contract accounted for more than 10% of our consolidated revenue for the year ended December 31, 2010 and the nine months ended September 30, 2011. If our contract with Delta or American were to be terminated for any reason, it would have a material adverse effect on our CA segment.

On November 29, 2011, American Airlines filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Under the Bankruptcy Code, American Airlines may reject or attempt to renegotiate its connectivity agreement with us. While American Airlines has announced that it will continue to operate its business and fly normal flight schedules, there can be no assurance that the filing will not have an adverse affect on our revenue or results of operations in the short- or long-term. See “Risk Factors –Risks Related to our CA Business –The recent bankruptcy filing of American Airlines could have a material adverse affect on our revenue and results of operations.”

Marketing and Strategic Relationships

Commercial Aviation

We believe that continued investment in marketing and strategic relationships is important in making Gogo a global, enduring consumer brand that is synonymous with in-flight connectivity and entertainment. Since 2008, we have built up our sales, marketing and product organization to 45 full time employees. Our marketing efforts and strategic relationships are focused on three primary goals:

•	to become every passenger’s favorite part of flying;

•	to help airlines deliver a customizable platform that offers exceptional services to their passengers; and

•	to collaborate with our media partners to bring Gogo users the most powerful media platform “not on earth”.

Passengers

Our passenger marketing efforts aim to position Gogo as an essential part of air travel that grants users access to exclusive in-flight experiences, connecting them to life at home, at work and at play. The three primary objectives of our passenger marketing are customer acquisition, customer retention and brand awareness. Our primary method to achieve all three objectives is partnering with airlines to promote the Gogo service. We work with our airline partners to market our service using a variety of approaches including integration into the ticket purchase path, product bundling, leveraging airline sales forces and point of sale brand placement.

To promote our brand, we also employ additional marketing channels. Our direct to consumer channel employs a number of broad-reach strategies including television advertising, social media and flexible pricing levels. Additional channels that we utilize to attract and retain customers include affiliations with travel management companies, sales to enterprise customers and wholesale purchases.

Airlines

Our goals in marketing to airlines are to increase the number of installed aircraft with our current airline partners and to establish relationships with new airline partners. We aim to be viewed by airlines as a critical partner in enhancing their passengers’ in-cabin experiences. We believe the best strategy to increase the number of installed aircraft with our current partners is to provide high-quality, reliable service and equipment that can give our partners a competitive differentiator and increase their ancillary revenue streams. To increase the number of airlines on which the Gogo service is available, our airline sales team actively communicates with airlines who are not currently our partners and we regularly respond to requests for proposal for in-flight entertainment and in-flight connectivity.

Media Partners

To continue to grow our business and enrich the services offered to our users, we enter into strategic relationships with content providers, e-commerce platforms and advertisers. As we expand Gogo Vision and Gogo Signature Services, our strategic relationships with content providers and e-commerce merchants will allow us to offer exclusive access, offers and services on our in-air website. The strength of our brand and our access to a high-value and highly targetable group of travelers make us an attractive promotion and advertising partner to advertisers, which also raises awareness of the Gogo brand.

Business Aviation

Our BA business focuses its marketing efforts on OEMs and after-market dealers as well as the fractional jet and charter markets. We have a distribution network of more than 150 independent certified dealers that serve locations in the U.S., Europe, Africa, South America and Asia. These include Gulfstream, Bombardier, Cessna and Duncan Aviation in the U.S., Avionics Services in South America, Navicom in Japan, and DAC International in Europe, Asia and Africa. In addition to working with our existing dealers, we actively participate in industry trade shows and advertise in both industry-specific publications and publications that appeal to our target market more generally.

Customer Care

We recognize that it is important for passengers to have access to customer care in-flight before and after the registration process rather than relying on flight attendants for assistance. Gogo customer care is available to provide real-time support and customer service to passengers in-flight and customers on the ground 24 hours a day, 365 days a year. Our care contact center provides support for passengers, consumers, enterprise customers and airlines via real-time chat or email. We are currently the only North American in-flight connectivity provider with real-time live chat customer care capabilities. Our service is provided by customer care agents located in our Itasca, Illinois facility and a third-party provider located in Colorado.

One of the most important drivers of business in our BA segment is our ability to provide superior customer service to both our dealers and end-users. In addition to employees in our Broomfield, Colorado, facility, we support our dealers and customers with offsite OEM account managers, regional sales managers for product support, and support staff in the U.S. and Europe. In 2011, our BA business was the #1 Cabin Electronics Manufacturer as awarded by Aviation International News. By partnering with business aviation management companies in the fractional jet market, including NetJets, we are able to both serve our current fractional jet customers and showcase our best in class equipment and customer service to potential future customers.

Technology Infrastructure

Gogo’s proprietary network and technology platform, consisting of both hardware and software in the aircraft and on the ground, have been designed and developed to create highly compelling user experiences and enable future domestic and international Gogo service and product growth, while managing the bandwidth, data and regulatory constraints associated with in-flight media and content delivery. Over nearly two decades, we have developed sophisticated custom software and hardware that optimizes the air-to-ground communications link and traffic through the ability to monitor end-to-end network performance from the ground. Most of the airborne unit’s hardware and software were custom-designed and developed based on our requirements and specifications. Our ground network hardware contains certain custom-developed base station components and its software consists of many custom-designed components, including traffic compression and optimization tools, base stations and base station controller software, portal and associated back-end systems, which were designed and developed based on our requirements and specifications.

Our network and systems architecture is designed to be technology-neutral so that it has the flexibility to evolve with best of breed technologies and employ new technological innovations across our own ATG network as well as third party satellite networks using either Ka-band or other satellite-based solutions to further improve the quality, speed and reliability of the products and services we provide to our users and partners.

The key components of our domestic broadband technology platform are described below:

Our Air-to-Ground (ATG) Network

We hold an exclusive spectrum license that allows us to be the sole provider of in-flight broadband services in the United States based on a direct aircraft to ground link using spectrum reserved for ATG services. After winning the FCC auction for the broadband (3 MHz) portion of the ATG spectrum in 2006, we staffed our Gogo broadband services organization in Itasca, Illinois and started deployment of the network.

Our domestic broadband network is based on a direct link to the aircraft from cell site towers located on the ground, which are similar to a terrestrial cellular network. ATG antennas, radios and associated equipment located at our cell sites communicate with and provide continuous coverage to aircraft at 10,000 feet or above in the contiguous U.S. and parts of Alaska. Each cell site is typically divided into six sectors for additional coverage and capacity. As an aircraft travels across the U.S., it is automatically switched, and a hand-off is made, to the sector or cell site with the clearest signal.

Currently, we use the EvDO Rev A (Evolution-Data Only), the current CDMA-based 3G protocol, to transmit information over our 3 MHz of spectrum. The EvDO protocol uses asymmetric communications, allocating more bandwidth for downloads than for uploads. This technology offers peak data rates of 3.1 Mbps on the ground-to-air direction, per sector, and 1.8 Mbps on the air-to-ground direction, per sector.

Today, the ATG network consists of 135 cell sites (over 750 sectors) located throughout the U.S. We expect to develop additional cell sites in each of the next several years to maintain efficient delivery of our growing mobile broadband services.

These sites are connected to our data centers, which are in turn connected to the internet. This connectivity is provided by a state-of-the-art Multi-protocol Label Switching IP-based virtual private network and a flexible and scalable IP-based infrastructure. As of September 30, 2011, 27 of our sites were located on mountain tops or other locations where the public switched telephone network (PSTN) cannot be directly accessed. In those instances, we employ microwave equipment and services (generally from third parties) to link to the nearest point of presence of our backhaul network carrier.

Our Ground Network (Data Center and NOC)

Our primary data center has been operational since early 2008, with redundant telecommunications connections to the internet. The data center consists of networked routers, switches, servers and firewall security devices. The data center also contains the servers associated with hosting our in-flight and ground portals and the network nodes that enable the rich set of features offered through the Gogo platform. In 2011, we established a second data center that will allow us to use it as a backup to continue to provide our service without interruption should the first data center be unavailable for any reason.

The NOC (Network Operations Center), located in our Itasca, Illinois facility, serves as the central location that monitors daily network operation, conducts network diagnostics and coordinates responses to any performance issues on the ground or in the air. The NOC provides 24 hours a day, 365 days a year management and surveillance of network performance and activities through the use of network management and reporting systems that interface with all network elements and have the ability to track the progress and status of all Gogo-equipped aircraft in-flight.

Our Airborne Network

Onboard the aircraft, data is distributed through the local Wi-Fi network that is created by our installed airborne system. Our airborne system was designed to be light, modular and easy to install, maintain and repair. Each system weighs approximately 125 pounds (of which the majority is cabling that varies from aircraft to aircraft), and consists of custom developed and modified equipment. We leverage standard technology and components in our system where available and design our system by selecting, assembling and packaging components that can withstand temperature, pressure and vibration on aircraft in-flight. Prior to installation on any aircraft, we must obtain, for all of our airborne components, an FAA-issued STC for each aircraft type on which our components are installed.

Our customized airborne network allows us to actively manage data traffic in order to mitigate capacity constraints through sophisticated bandwidth management, including by placing cached content directly on the airborne network, which increases the speed and quality of our Gogo service.

Our Business Aviation Satellite Technology

We also have significant experience with satellite-based technology as it served as the foundation for our business aviation voice and data services. Our Iridium-based systems are supported by a network of 66 satellites in low-earth orbit. In addition, we offer SwiftBroadband satellite-based high-speed data communications equipment, which is supported by three geostationary (Inmarsat I-4) satellites in orbit approximately 22,000 miles above the earth. We believe our knowledge of satellite technology serves as an advantage as we continue to innovate and adopt new technologies such as Ka-band satellite technology.

Our Technology Roadmap

In March 2011, we unveiled an expanded technology roadmap that includes, in addition to our current ATG technology, plans to utilize a next generation version of ATG (ATG-4) as well as Ka-band satellite technology that will enable us to improve our service and expand our coverage territory while increasing our network capacity. ATG-4 can offer peak speeds of up to 9.8 Mbps to an aircraft. This improvement will be achieved through three major improvements to our current ATG network—migration to EvDO Rev B from Rev A, use of dual modems and directional (higher gain) antenna on aircraft with ATG-4. We expect ATG-4 to be available for production installation in 2012. Beyond ATG-4, in addition to further improvements to the ATG link, Gogo plans to use Ka-band and other satellite technology on aircraft in order to provide additional capacity to supplement our ATG-4 capacity.

We believe that our flexible technology will allow us to implement the roadmap for each of our airline partners on a timeline that is consistent with the airline’s desires, our capacity needs and the configuration of the airline’s fleet. While we have not yet entered into any definitive agreements regarding technology upgrades for the domestic fleets of our current airline partners, we expect to generally recommend that certain mainline aircraft be upgraded from ATG to ATG-4 when ATG-4 becomes commercially available and that ATG be retained on other mainline aircraft as well as regional jets. We are contractually obligated, under certain of our contracts with airline partners, to bear costs of upgrading certain aircraft from ATG to ATG-4. Should any such partner elect to proceed with upgrades of such aircraft, our associated costs would be material. When our Ka-band or other satellite technology becomes commercially available, we expect to recommend that such technology be installed on certain mainline aircraft with significant capacity needs. We expect to offer new domestic airline partners a combination of technologies based upon the composition of their fleets and the status of our roadmap at the time of installation. As noted above, we intend to continue to make further improvements to our ATG network in conjunction with our development of new technologies.

We currently anticipate that the upgrade from ATG to ATG-4 will require the replacement of certain airborne equipment, the addition of other airborne equipment and the upgrading of equipment for the base stations used at our cell sites. We also currently anticipate that the upgrade from ATG or ATG-4 to satellite will require the addition of certain airborne equipment. All of these upgrades will require related software updates.

For aircraft serving transoceanic and international routes, the next generation of Ka-band or other satellite technology is expected to offer a significant per gigabyte cost advantage and capacity improvements over current alternatives for providing broadband connectivity. We expect that Gogo’s airborne network combined with its sophisticated bandwidth management capabilities and feature-rich Gogo platform will be readily compatible with Ka-band and other satellite technology and/or any other new air-to-ground technology, offering customers a unified user experience on international routes.

Manufacturing, Installation and Maintenance

We have two manufacturing and assembly facilities and have fostered manufacturing, installation and maintenance relationships to provide quality service in our product offerings. Our approach has been to take proven ground technologies and adapt them to work on aircraft.

Our CA and BA manufacturing activities take place at FAA-certified manufacturing and production facilities in Bensenville, Illinois and Broomfield, Colorado respectively. The facilities are FAA-certificated repair stations and are operating in accordance with FAA-issued ratings, their FAA-approved quality control systems, and the Federal Aviation Regulations. The repair stations’ authorized activities include receiving, inspection, equipment and system testing, kitting, inspection and completion of regulatory and shipping documentation. Our manufacturing operations are also responsible for participating in FAA conformity inspections, obtaining Parts Manufacturing Authority, or PMA, where required by the FAA and providing approval tags for all shipped equipment.

The Bensenville facility is fully operational and complete for equipment and system testing and is capable of testing 25 systems simultaneously. The plant has a current capacity of up to 200 shipsets per month, and we can expand its capacity to support an increase in aircraft installations. Shipsets include all of the necessary parts and equipment to be installed on one aircraft.

The Broomfield facility is fully operational and complete for equipment and system testing and is capable of testing all the various systems Aircell manufactures. Approximately eight ATG and eight Iridium systems can be tested in a single shift in a day. The plant has a current capacity of up to 300 shipsets per month on a single shift. More can be assembled with multiple shifts. Shipsets include all of the necessary parts and equipment to be installed on one aircraft.

We work with our airline partners and third-party vendors to install and maintain our equipment. Some of our airline partners choose to use their own mechanics to provide installation and maintenance services, in which case we provide training and on-site installation support and logistics. Other airlines look to us for these services as all of our installation and maintenance vendors meet the certification requirements established by the airlines. We are generally able to install our equipment in an overnight shift or, if circumstances require, in two overnight shifts with the aircraft able to return to service during the day.

Our supply chain function works closely with our airline program managers and relies on their installation forecasts to determine expected demand for equipment and to obtain engineering specifications and drawings for distribution to vendors. Contractual requirements and lead times are taken into account in ordering equipment and components.

Competition

Commercial Aviation:

We are a leading provider of in-flight connectivity and digital entertainment solutions. With nearly 1,200 commercial aircraft equipped as of September 30, 2011, we maintain a strong competitive position in terms of installed aircraft and contracted airline partners. Within our North American market, we provide Gogo Connectivity to passengers on aircraft operated by nine of the ten North American airlines with internet connectivity and Gogo-equipped planes represented approximately 85% of internet-enabled North American aircraft as of September 30, 2011.

Our key competitors include Panasonic Avionics, Row 44, OnAir, LiveTV and Thales, all of which provide different technologies and strategies to provide in-flight connectivity or entertainment. We believe the key differentiating factors between competitors operating in our industry include: ATG or satellite based in-flight internet access, other in-flight entertainment offerings, such as live television and traditional hard-wired in-flight entertainment systems, the ability to cost-effectively provide offerings across an entire North American fleet, including regional jets, as well as the current or expected ability to provide services in both North America and internationally.

In-flight broadband remains a nascent market and we believe that new competitors and technologies will emerge as the industry continues to evolve. We believe our existing relationships with airlines, flexible technology platform and brand awareness with travelers will enable us to maintain and extend our dominant market share domestically and expand internationally.

Business Aviation:

We are a market leader in providing in-flight internet connectivity and other voice and data communications products and services to the business aviation market. As of December 31, 2010, we had over 4,700 aircraft with Iridium satellite communications systems and Gogo Biz Systems in operation, including over 3,500 North American aircraft which represented approximately 31% of the North American business aircraft industry, and had an additional 395 aircraft with Iridium satellite communications systems and Gogo Biz Systems in operation by September 30, 2011. Our well-positioned brand, Aircell, has been a market leader for over a decade and is recognized by the industry as a provider of reliable and efficient equipment and services.

We compete against both equipment and telecommunications service providers to the business aviation market, including International Communications Group and True North Avionics for Iridium based business and Rockwell Collins, Honeywell and Cobham for Inmarsat Swiftbroadband hardware business.

As more private jet travelers demand connectivity, we believe that our strong working relationships with OEMs and business aircraft dealers will provide us with a first-mover advantage to offer products and services on new aircraft in the future. In addition, we have established a technology-neutral platform that enables us to offer broadband services across various technologies globally.

Licenses and Regulation

Federal Aviation Administration

The civil aviation manufacturing and repair industries are highly regulated in the United States by the FAA to ensure that civil aviation manufactured products and repair services meet stringent safety and performance standards. The FAA prescribes standards and certification requirements for the manufacturing of aircraft and aircraft components, and certifies and rates repair stations to perform aircraft maintenance, preventive maintenance, and alterations, including the installation and maintenance of aircraft components. Each type of aircraft operated in the United States under an FAA-issued standard airworthiness certificate must possess an FAA Type Certificate, which constitutes approval of the design of the aircraft type based on applicable airworthiness standards. When a party other than the holder of the Type Certificate develops a major modification to an aircraft already type-certificated, that party must obtain an FAA-issued STC approving the design of the modified aircraft type. We regularly obtain an STC for each aircraft type operated by each airline partner on whose aircraft our equipment will be installed and separate STCs typically are required for different configurations of the same aircraft type, such as when they are configured differently for different airlines. We anticipate the need to obtain additional STCs so that we can expand the services we provide and the airline partners we serve, and believe we will be able to obtain such certificates as the need arises.

After obtaining an STC, a manufacturer desiring to manufacture components to be used in the modification covered by the STC must apply for a Parts Manufacturing Authority, or PMA, from the FAA, or a supplement to an existing PMA, which permits the holder to manufacture and sell components manufactured in conformity with the PMA and its approved design and data package. In general, each initial PMA is an approval of a manufacturing or modification facility’s production quality control system. Each PMA supplement authorizes the manufacture of a particular part in accordance with the requirements of the pertinent PMA, including its production quality control system. We routinely apply for and receive such PMAs.

In order for us to perform maintenance, preventive maintenance, or alteration on the aircraft, our repair facilities must be certified by the FAA as an FAA-authorized repair station and rated by the FAA to do the relevant work. We currently have two FAA-certificated repair stations. We also employ FAA-certified professionals.

Certain of our FCC licenses are also dependent upon our ability to obtain from the FAA a “No Hazard Determination” for our cell sites that a proposed structure will not, if built as specified, create a hazard to air navigation. When proposing to build or alter certain of our cell sites we may be required to obtain a “No Hazard Determination” before we can obtain required FCC licensing.

Our business depends on our continuing access to, or use of, these FAA certifications, authorizations and other approvals, and our employment of, or access to, FAA-certified individual engineering and other professionals.

In accordance with these certification, authorizations and other approvals, the FAA requires that we maintain, review and document our quality assurance processes. The FAA also visits the facility in question to ensure that the physical elements are consistent with the documentation. In addition, we are responsible for informing the FAA of significant changes to our organization and operations, product failures or defects, and any changes to our operational facilities or FAA-approved quality control systems. Other FAA requirements include training procedures and drug and alcohol screening for safety-sensitive employees working at our facilities.

Federal Communications Commission

Under the Communications Act of 1934, as amended (the “Communications Act”) the FCC licenses the spectrum that we use and regulates the construction, operation, acquisition and sale of our wireless operations. The Communications Act and FCC rules also require the FCC’s prior approval of the assignment or transfer of control of an FCC license, or the acquisition, directly or indirectly, of more than 25% of the equity or voting control of Gogo by non-U.S. individuals or entities. See “Description of Capital Stock—Limited Ownership by Foreign Entities.” The FCC has established several regulatory frameworks that apply to services that use licensed spectrum and to providers of these and other communications services. The services provided by our BA and CA segments are subject to different FCC regulatory frameworks.

Our BA business provides voice and data services by reselling the telecommunications services of a satellite operator. As such, we are regulated as a provider of commercial mobile radio services, which the FCC classifies as telecommunications services. Because we provide these telecommunications services on a common carrier basis, we are subject to the provisions of Title II of the Communications Act. These provisions require, among other things, that the charges and practices of common carriers be just, reasonable and non-discriminatory, and that the service be made available on stated terms and conditions to any person upon request. The FCC does not, however, set or regulate specific rates for commercial mobile radio services, such as our BA satellite-based service. States are legally preempted from regulating such rates or entry into the market, although they may regulate other terms and conditions of service. In addition, our BA division plans to launch a VoIP service. The FCC applies many, but not all, of the same regulatory requirements to VoIP service as it does to telecommunications services.

We provide broadband internet access to commercial airlines and passengers as Gogo Connectivity and to our Business Aviation customers as Gogo Biz. We offer this service through our own facilities, using a nationwide Commercial Air-Ground Radiotelephone license that operates in the 800 MHz band (the “ATG license”). We obtained and paid for this spectrum through an auction conducted by the FCC. See “–ATG License Terms and Conditions.” Our ATG license is the only FCC license that we hold that is material to our business.

In accordance with a decision of the U.S. Supreme Court and FCC orders, mobile wireless broadband internet access services, including Gogo Connectivity, are classified as information services, and not as a commercial mobile (or telecommunications) service. Therefore, Gogo Connectivity is not subject to FCC common carrier regulation, although other regulations do apply. For example, the FCC’s recent net neutrality regulations (which are currently being challenged in Federal court) require broadband internet access providers to provide detailed customer disclosures regarding network management practices, performance levels and commercial terms of the service. Moreover, under these regulations, providers may not block consumers from accessing lawful websites, subject to reasonable network management, and once our Business Aviation division launches its VoIP service, it will be prohibited from blocking competing VoIP services. The FCC has not yet provided adequate guidance to determine if our current network management practices would be deemed “reasonable” if challenged by a customer complaint.

Our Gogo service is also covered by the FCC’s data roaming rules, which require commercial mobile data service (“CMDS”) providers like Gogo to negotiate roaming arrangements with any requesting facilities-based, technologically compatible providers of CMDS. The rules do not give other providers the right to install equipment on Gogo-equipped aircraft, and do not require the Gogo service to be provided on a discounted basis, although the arrangement must be “commercially reasonable.” The rules allow us to take reasonable measures to safeguard the quality of our service against network congestion that may result from roaming traffic.

In addition to the ATG license, we hold other FCC licenses, including microwave licenses that are used for backhaul in our terrestrial network, an experimental license used for testing equipment, and a non-exclusive license at 3650 MHz, which currently does not authorize operational use, and would require registration with the FCC of transmitter site locations prior to commencing use.

ATG License Terms and Conditions

The FCC issued our ATG license on October 31, 2006 for an initial ten-year term. The ATG license requires us to provide substantial service to aircraft by October 31, 2011; if we had not met that deadline our license would have been subject to cancellation by the FCC. In December 2008, we filed our substantial service showing, which was accepted by the FCC. Upon the expiration of the initial term of our license in October 2016, we may renew our license for additional ten-year terms at no additional cost. At the end of each term, to renew the license, we are required to file an application for renewal. If that application is challenged, the FCC will apply a preference, which is commonly referred to as a renewal expectancy, if we can demonstrate that we have both provided substantial service during the past license term and substantially complied with applicable FCC rules and policies and the Communications Act. In 2010, the FCC proposed to amend its license renewal rules to require more detailed renewal showings. That proposal remains pending.

Our ATG license contains certain conditions that require us to comply with all applicable FCC and FAA rules as well as all bilateral agreements between the U.S. and Canada and the U.S. and Mexico regarding the frequencies in the 800 MHz band that are used for ATG services. These agreements apply to our use of the spectrum in areas adjacent to the United States’ northern and southern borders and in and out of Canadian and Mexican airspace.

A bilateral ATG spectrum coordination agreement between the U.S. and Canada has been negotiated and approved, pending certain formalities, and a similar agreement between the U.S. and Mexico is in the process of being negotiated. Prior to spectrum coordination with ATG licensees in Canada and Mexico, the new agreements could affect our ability to provide our broadband internet service in the border areas using our current cell sites at current operating power levels, and could affect our ability to establish or maintain ATG service in the border areas as aircraft fly into and out of Canadian and Mexican airspace. Industry Canada (the Canadian governmental agency that licenses radio frequency spectrum) has licensed a company to provide ATG service in Canada and Gogo has entered into a lease and coordination agreement with that company that will provide seamless connectivity on flights between Canada and the U.S. Gogo is in the process of seeking Industry Canada approval for the lease agreement. Once a provider of air-ground services is licensed in Mexico, we hope to negotiate a similar arrangement that will provide seamless connectivity on flights between Mexico and the U.S.

Equipment Certification

We may not lease, sell, market or distribute any radio transmission equipment used in the provision of BA or CA services unless such equipment is certified by the FCC as compliant with the FCC’s technical rules. We have obtained all certifications required for equipment currently used in the provision of our services.

Privacy and Data Security-Related Regulations

Our satellite-based BA offerings are subject to the FCC’s Customer Proprietary Network Information rules, which require carriers to comply with a range of marketing and privacy safeguards. These obligations focus on carriers’ access, use, storage and disclosure of customer proprietary network information. We comply with these rules and obligations, and we certify annually, as required, that we have established operating procedures adequate to ensure our compliance.

We are also subject to other federal and state consumer privacy and data security requirements. For example, Section 5 of the Federal Trade Commission (“FTC”) Act prohibits “unfair methods of competition in or affecting commerce, and unfair or deceptive acts or practices in or affecting commerce.” The FTC does not have jurisdiction over common carriers, and its authority to regulate the non-common carrier services offered by common carriers has not been clearly delineated, but FTC officials have publicly stated that they view the FTC as having jurisdiction over internet service providers’ non-common carrier services. Some of our services, such as Gogo Connectivity, are non-common carrier services. With respect to online activity, the FTC has brought enforcement actions under the FTC Act against companies that, inter alia: (1) collect, use, share, or retain personal information in a way that is inconsistent with the representations, commitments, and promises that they make in their privacy policies; (2) have privacy policies that do not adequately inform consumers about the company’s actual practices; and (3) fail to protect the security, privacy, and confidentiality of nonpublic consumer information.

We are also subject to state “mini-FTC Acts” along with data security breach notification laws requiring entities holding certain personal data to provide notices in the event of a breach of the security of that data. A few states have also imposed specific data security obligations. These state mini-FTC Acts, data security breach notification laws, and data security obligations may not extend to all of our services and their applicability may be limited by various factors, such as whether an affected party is a resident of a particular state.

Truth in Billing and Consumer Protection

The FCC’s Truth in Billing rules generally require full and fair disclosure of all charges on customer bills for telecommunications services. These rules apply to our satellite-based BA services. This disclosure must include brief, clear, and non-misleading plain language descriptions of the services provided. States also have the right to regulate wireless carriers’ billing; however, we are not currently aware of any states that impose billing requirements on ATG services.

CALEA

The FCC has determined that facilities-based broadband internet access providers, which include Gogo, are subject to the Communications Assistance for Law Enforcement Act, or CALEA, which requires covered service providers to build certain law enforcement surveillance assistance capabilities into their communications networks and to maintain CALEA-related system security policies and procedures. Our network has been confirmed as compliant with CALEA by a third-party tester as of May 18, 2011.

Intellectual Property

We rely on a combination of intellectual property rights, including trade secrets, patents, copyrights, trademarks and domain names, as well as contractual restrictions to protect intellectual property and proprietary technology owned or used by us.

We have patented certain of our technologies in the United States and certain countries outside of the United States. As of December 13, 2011, our United States patents will expire at dates ranging from October 2012 to October 2028 while our patents outside of the United States expire at dates ranging from August 2017 to September 2027. We do not believe our business is dependent to any material extent on any single patent or group of patents that we own. We also have a number of patent applications pending both in and outside of the United States and we will continue to seek patent protection in the United States and certain other countries to the extent we believe such protection is appropriate and cost-effective.

We consider our brands to be important to the success of our business and our competitive position. We rely on both trademark registrations and common law protection for trademarks. Our registered trademarks in the United States and certain other countries include, among others, “Gogo” and “Aircell,” although we have not yet obtained registrations for our most important marks in all markets in which we intend to do business in the future. In addition, we currently have applications pending in the United States for the registration of “Gogo Vision” and “In Air. Online.” Generally, the protection afforded for trademarks is perpetual life, if they are renewed on a timely basis, if registered, and continue to be used properly as trademarks.

We license or purchase from third parties technology, software and hardware that are critical to providing our products and services. Much of this technology, software and hardware is customized for our use and would be difficult or time-consuming to obtain from alternative vendors. We also license our proprietary technology and software to third parties to enable them to integrate such technology and software into the products they provide to us. Many of our agreements with such third parties are renewable for indefinite periods of time unless either party chooses to terminate, although some of our agreements expire after fixed periods and would require renegotiation prior to expiration in order to extend the term. Among the most material of our technology-related agreements are those for aircards, base stations and antennas. Our agreements for aircards and base stations do not renew automatically, but will require renegotiation. Such agreements as well as certain licenses to commercially available software are material to our business.

We have developed certain ideas, processes, and methods that contribute to our success and competitive position that we consider to be trade secrets. We protect our trade secrets by keeping them confidential through the use of internal and external controls, including contractual protections with employees, contractors, customers, vendors, and airline partners. Trade secrets can be protected for an indefinite period so long as their secrecy is maintained.

Privacy

We collect personally identifiable information, including name, address, e-mail address and credit card information, directly from our users when they register to use our service. We also may obtain information about our users from third parties. We use the information that we collect to consummate their purchase transaction, to customize and personalize advertising and content for our users and to enhance the entertainment options when using our service. Our collection and use of such information complies with our privacy policy, which is posted on our website, our contractual obligations with third parties and industry standards, such as the Payment Card Industry Data Security Standard.

We have implemented commercially reasonable physical and electronic security measures to protect against the loss, misuse and alteration of personally identifiable information.

Corporate Culture

A core component to our success is the Gogo corporate culture. A strong corporate culture fosters innovation, encourages teamwork and encourages creativity. We have and continue to invest significant time, energy and resources in building a highly collaborative team. The ability to attract and retain competent and effective employees will be of paramount importance moving forward as a public company. The innovative, data intensive and consumer and partner focused nature of our business requires collaboration and communication to ensure consistency and productivity.

Employees

As of September 30, 2011, we had 428 employees, including 95 in engineering, 110 in network operations, 84 in sales and marketing and 80 in general and administrative. Of such employees, 109 were located in our Broomfield, Colorado facility, which houses our BA operations. None of our employees are represented by a labor union.

Facilities

We currently lease approximately 84,749 square feet for our Commercial Aviation business and corporate headquarters in Itasca, Illinois under a lease agreement that expires in February 29, 2020, 21,725 square feet for our Commercial Aviation manufacturing facility in Bensenville, Illinois under a lease agreement that expires in August 31, 2014 and 49,503 square feet for our Business Aviation facility in Broomfield, Colorado under a lease agreement that expires on September 30, 2015. We believe our current facilities will be adequate for the foreseeable future.

Legal Proceedings

On December 19, 2011, Advanced Media Networks, L.L.C. filed suit in the United States District Court for the Central District of California against us for allegedly infringing one of its patents and seeking injunctive relief that would affect both our CA business and BA business and unspecified monetary damages. Based on currently available information, we believe that we have strong defenses and intend to defend against this lawsuit vigorously, but the outcome of this matter is inherently uncertain and may be materially adverse.

In addition to the matter discussed above, from time to time we may become involved in legal proceedings arising in the ordinary course of our business. We cannot predict with certainty the outcome of any litigation or the potential for future litigation. Regardless of the outcome of any particular litigation and the merits of any particular claim, litigation can have a material adverse impact on our company due to, among other reasons, any injunctive relief granted, which could inhibit our ability to operate our business, amounts paid as damages or in settlement of any such matter, diversion of management resources and defense costs.

MANAGEMENT

Set forth below is certain information regarding our directors and our executive officers as of January 31, 2012.

Name	Age	Position

Ronald T. LeMay	66	Executive Chairman; Chairman of the Board

Michael J. Small	54	President and Chief Executive Officer; Director

Norman Smagley	53	Executive Vice President and Chief Financial Officer

Ash A. ElDifrawi	45	Executive Vice President and Chief Marketing Officer

John B. Happ	56	Executive Vice President, Airlines

John Wade	48	Executive Vice President and General Manager, Business Aviation

Anand K. Chari	44	Senior Vice President, Engineering and Chief Technology Officer

Jonathan B. Cobin	38	Senior Vice President, Project Operations and Management

Marguerite M. Elias	57	Senior Vice President, General Counsel and Secretary

Mark Malosh	42	Senior Vice President, Network Operations

Rama Prasad	53	Senior Vice President and Chief Information Officer

David Russell	47	Senior Vice President and General Manager, Europe and the Middle East

Joe M. Cruz	65	Chief Scientist

Thomas E. McShane	56	Vice President, Controller and Chief Accounting Officer

Jack W. Blumenstein	68	Director

Robert L. Crandall	76	Director

Lawrence N. Lavine	60	Director

Christopher Minnetian	43	Director

Oakleigh Thorne	54	Director

Charles C. Townsend	62	Director

Harris N. Williams	42	Director

Executive Officers

Ronald T. LeMay, Executive Chairman, Chairman of the Board, is a 38-year veteran of the communications industry, having served as an officer of Southwestern Bell, AT&T and Sprint. His Sprint career spanned 18 years and included serving as Chief Executive Officer of Sprint PCS. Mr. LeMay also served as President and Chief Operating Officer of Sprint Corporation from July 1996 until April 2003, when he became and continues to serve as Industrial Partner for Ripplewood Holdings, a private equity firm and one of our investors. He also served as Representative (Chief) Executive Officer of Japan Telecom, a Ripplewood portfolio company, from November 2003 until the sale of the company in July 2004. Mr. LeMay also served as Chief Executive Officer of Last Mile Connections, Inc. from October 2006 to August 2009. Mr. LeMay has served as Chairman of October Capital and Razorback Capital, both private investment companies, since February 2001 and August 2006, respectively, and as a Managing Director of OpenAir Equity Partners, a venture capital firm, since September 2008. Mr. LeMay has also served as a director of Allstate Corporation, since 1999, and as a director of Imation Corporation, from July 1996 to August 1997 and from December 1997 to the present. Mr. LeMay has served as the Executive Chairman of our Board of Directors since July 2006, except for the period from July 2009 to February 2010, during which he served as our Chief Executive Officer.

Specific qualifications, experience, skills and expertise include:

•	Operating and management experience;

•	Core business skills, including financial and strategic planning; and

•	Deep understanding of our company, its history and culture.

Michael J. Small, President and Chief Executive Officer, Director, has served as our President and Chief Executive Officer since February 2010. Mr. Small has over 29 years of experience in the communications industry. From January 1999 until November 2009, Mr. Small served as the Chief Executive Officer and Director of then-public Centennial Communications Corporation, a regional telecom service provider, where he was responsible for the strategic direction, financial well-being, and operational performance of the organization. From 1995 to 1998, Mr. Small served as Executive Vice President and Chief Financial Officer of 360 Degrees Communications Company. Prior to 1995, he served as President of Lynch Corporation, a diversified acquisition-oriented company with operations in telecommunications, manufacturing and transportation services. Mr. Small received his Master’s Degree in Business Administration from University of Chicago and holds a Bachelor of Arts degree from Colgate University. Mr. Small has served as a member of our Board since 2010. Mr. Small served on the board of directors of First Midwest Bancorp. since 2010, and previously served on the board of directors of Centennial Communications from 1999 to 2009.

Specific qualifications, experience, skills and expertise include:

•	Operating and management experience;

•	Core business skills, including financial and strategic planning; and

•	Deep understanding of our company and the telecommunications industry.

Norman Smagley, Executive Vice President and Chief Financial Officer, has served as our Chief Financial Officer since September 2010. Mr. Smagley brings 18 years of experience as a chief financial officer for both public and private companies across many industries, including technology, financial services, pharmaceutical, retail, industrial and publishing companies. Most recently, Mr. Smagley served as Senior Vice President and Chief Financial Officer of Rand McNally, a publisher of maps, atlases and other reference materials, from May 2002 to March 2010. Mr. Smagley received both his Master’s Degree in Finance and his Bachelor’s degree in Economics from The Wharton School of the University of Pennsylvania.

Ash A. ElDifrawi, Executive Vice President and Chief Marketing Officer, joined us in October 2010. Prior to joining Gogo, from April 2008 to October 2010, he served as Chief Marketing Officer of Hayneedle Inc., a leading online retailer of home products. From May 2007 to March 2008, Mr. ElDifrawi was a Director of Brand Advertising at Google Inc., responsible for all CPM-based revenue. From January 2004 to February 2007, he was a Managing Director, Global Enjoyment Platform, at Wrigley Company, where he oversaw a $1 billion portfolio of brands globally. Prior to his tenure at Wrigley, Mr. ElDifrawi was a management consultant at McKinsey & Company. Mr. ElDifrawi earned both his Bachelor’s degree in Biology and Master’s degree in Sociology from the University of Chicago, and went on to gain his doctorate in Clinical Psychology from the Chicago School of Psychology. In May of 2008 Mr. ElDifrawi entered into a settlement agreement with the U.S. Department of Health and Human Services in settlement of alleged civil violations of the Social Security Act relating to alleged fraudulent claims by Mr. ElDifrawi’s former psychology practice prior to April 30, 2003. Mr. ElDifrawi agreed to pay a settlement amount and to be excluded from participation in any Federally funded health care programs and similar state programs, with eligibility for reinstatement beginning five years after the settlement date. The settlement agreement contained no findings of wrongdoing on the part of Mr. ElDifrawi, nor did it contain any admission of wrongdoing by Mr. ElDifrawi, nor was his license suspended or revoked.

John B. Happ, Executive Vice President, Airlines, joined us in April 2008. Mr. Happ has more than 20 years of airline industry experience, most recently serving as Senior Vice President of Marketing and Planning at

Frontier Airlines, from August 2005 to January 2008. Mr. Happ has also worked in executive capacities at ATA, Hawaiian, Continental and Singapore Airlines. He earned a Bachelor of Science degree from San Diego State University.

John Wade, Executive Vice President and General Manager, Business Aviation, joined us in November 2008. Prior to joining Gogo, Mr. Wade served as Chief Technical Officer and General Manager of in-flight mobile phone and internet provider OnAir, from February 2005 to November 2008. He was responsible for all of OnAir’s internet business, including sales, strategy, customer relationship management and product development. Mr. Wade has more than 20 years of experience in the avionics and in-flight communications industries, having also held positions at in-flight internet and connectivity services provider Tenzing Communications, as well as PRIMEX Aerospace Company and GEC Marconi In-Flight Systems. Mr. Wade received his education at the University of Brighton, U.K., where he earned a First Class B Engineering Honors Degree in Electronic Engineering.

Anand Chari, Senior Vice President, Engineering and Chief Technical Officer, joined Aircell, Inc. in 2003 as a consultant. From July 2006 to July 2011, he served as Vice President of Engineering. In July 2011, he became our Chief Technical Officer and Senior Vice President, Engineering. He brings over 20 years of experience in the wireless communications and telecom industry with him to this position. Prior to joining Aircell, Mr. Chari founded and served as President of Simma Technologies Inc., a technology and management consulting company. He also served as Vice President of Sales and Business Development at ISCO International, Director of Business Development at 3Com, Director of Advanced Technology at Ameritech, and Manager at Telephone and Data Systems. Mr. Chari received his Master of Business Administration degree from University of Chicago, his Master of Science degree in Computer Engineering from Iowa State University, and a Bachelor of Science degree in Electronics and Communications Engineering from National Institutes of Technology, Trichy, India.

Jonathan B. Cobin, Senior Vice President, Project Operations and Management, joined us in April 2010. From September 2003 to January 2010, Mr. Cobin was employed by Centennial Communications, a regional telecom service provider, principally in the role of Vice President Strategic Planning. Previously, Mr. Cobin held positions of increasing responsibility as a strategy consultant at Dean & Company and also worked in the investment banking group at J.P. Morgan. He received his Master’s degree in Business Administration from the Stanford University Graduate School of Business and a Bachelor of Arts from Dartmouth College.

Marguerite M. Elias, Senior Vice President, General Counsel and Secretary, joined us in September 2007. From June 2004 until July 2007, Ms. Elias served as Senior Vice President and General Counsel of eCollege.com, a publicly traded provider of outsourced eLearning solutions where she was responsible for all legal and compliance issues, managed the human resources function and was a member of senior management. Ms. Elias was in private practice for 15 years at Skadden, Arps, Slate, Meagher & Flom and Katten Muchin Rosenman, where she specialized in federal securities law, corporate finance, and mergers and acquisitions for clients across a broad spectrum of industries. Ms. Elias is a member of the American Law Institute. Ms. Elias received a Bachelor of Arts degree in Economics from Northwestern University and a Juris Doctor from Loyola University of Chicago School of Law.

Mark Malosh, Senior Vice President, Network Operations, joined us in August 2006 as Vice President. He has served as Senior Vice President since July 2011. Mr. Malosh has 20 years of wireless experience, including as Senior Director, Field Operations with Sprint-Nextel Corp. and Field Engineer with Nortel Networks Corp. Mark received his Master of Business Administration degree from the University of Chicago, Master of Science in Electrical Engineering degree from the University of Illinois at Chicago and his Bachelor of Science in Electrical Engineering degree from Michigan Technological University.

Rama Prasad, Senior Vice President and Chief Information Officer, joined us in 2010. Rama joined Gogo with over twenty years of experience leading IT functions. From December 2008 to June 2010, Mr. Prasad served as the Senior Director of Application Development at U.S. Cellular Corp., a wireless telecommunications operator. From December 2006 to December 2008, Mr. Prasad was the Vice President of Information Technology at Hewitt Associates. He also served as Vice President of Information Technology for Orbitz Worldwide from November 2003 to December 2006. Mr. Prasad received his Master of Business Administration degree from Rockhurst University, his Master of Science degree in Computer Science from University of Missouri, and his Bachelor of Science degree in Engineering from Osmania University, Hyderabad, India.

David Russell, Senior Vice President and General Manager, Europe and the Middle East, joined us in January 2012. Mr. Russell has more than 20 years of management experience at leading aviation IT services and telecommunications companies. From July 2009 to January 2011, Mr. Russell was Vice President of Strategic Programmes for the SITA Group, a leading provider of IT solutions and communications services to the air transport industry. From January 2007 to June 2009, he served as Chief Operating Officer of OnAir, an in-flight passenger communications provider. Mr. Russell is a Chartered Engineer, having attained a BSc at University of Strathclyde, and earned his MBA at Imperial College, University of London.

Joe M. Cruz, Chief Scientist, joined Aircell, Inc. in 2003 as Chief Technology Officer. Mr. Cruz has held senior executive roles in the aviation, satellite and terrestrial communications industries with companies including Ameritech Cellular and LG Electronics. In addition, he has co-founded several technology development companies including Airfone, Railfone, Personal Guardian, Med-Net and Intelli-Sens. He also is one of the founding partners of the CDMA Development Group and the CDPD Consortium of companies. Mr. Cruz earned his degree in Electrical Engineering from the University of the Philippines.

Thomas McShane, Vice President, Controller and Chief Accounting Officer, joined us in September 2011. From July 2010 to September 2011, Mr. McShane was a self-employed, financial consultant, during which period he served as Interim Corporate Controller for Pregis Corporation. From April 2003 to July 2010, he was Vice President, Corporate Controller at Pliant Corporation, an international manufacturer and distributor of plastic film and flexible packaging materials to the food, personal care, industrial and agricultural markets. Prior to that, Mr. McShane was with Arthur Andersen for 25 years, where most recently he was a Partner and Director of Global Financial Planning and Analysis. Mr. McShane is a Registered Certified Public Accountant and received his Economics degree from DePauw University.

Directors

Jack W. Blumenstein is the President and co-Founder of Blumenstein / Thorne Information Partners, L.L.C., a private equity investment firm. Mr. Blumenstein served as the CEO of Aircell, Inc. from 2002 to 2005, President of Aircell from 2005 to 2007, and President of Gogo from 2007 to 2008. Mr. Blumenstein previously served as President and CEO of Ardis, a joint venture of Motorola and IBM. Prior to his tenure at Ardis, Mr. Blumenstein served in various senior management positions at Rolm Corporation and IBM. Mr. Blumenstein also served as a director of eCollege.com from 1998 until 2007. He currently serves as a director of Datamark, MachineryLink, Inc., and ShopperTrak, Inc., and serves as a director, Chairman of the Audit Committee, and member of the Governance and Compensation Committee of Consolidated Communications Holdings Inc. Mr. Blumenstein has been a member of our Board of Directors since June 2006 and served as the Chairman of Aircell from 2002 until 2005 and member of the Board of Directors of Aircell from 1997 until January 2007.

Specific qualifications, experience, skills and expertise include:

•	Operating and management experience;

•	Core business skills, including financial and strategic planning; and

•	Deep understanding of our company and of the telecommunications and airline industries.

Robert L. Crandall is the former chairman and CEO of AMR Corporation and American Airlines. Mr. Crandall is currently a director of Celestica Inc. and is a director of, or a consultant to, several non-public companies. Mr. Crandall has been a member of our Board of Directors since June 2006 and served as a member of the Board of Directors of Aircell from 2003 until January 2007.

Specific qualifications, experience, skills and expertise include:

•	Operating and management experience;

•	Core business skills, including financial and strategic planning; and

•	Deep understanding of the airline industry.

Lawrence N. Lavine is a Senior Managing Director of Ripplewood Holdings LLC, having joined Ripplewood in July 2004 after a 28-year career in investment banking that included heading up the Healthcare and Real Estate practice for Credit Suisse’s Mergers and Acquisitions Group. Mr. Lavine started his career on Wall Street at Kidder, Peabody & Co. Mr. Lavine has served as a director of 3W Power Holdings Ltd., since February 2011, and also serves as a director of other private and non-profit organizations. Mr. Lavine has been a member of our Board of Directors since 2006.

Specific qualifications, experience, skills and expertise include:

•	Core business skills, including financial and strategic planning; and

•	Expertise in finance and financial reporting.

Chris Minnetian joined Ripplewood LLC in 2001 as General Counsel and also serves Ripplewood as a Managing Director. Previously, Mr. Minnetian was an attorney with the law firm of Piper Rudnick LLP where his practice focused on domestic and international mergers and acquisitions, venture capital transactions, and private equity. Mr. Minnetian currently serves as a director of 3W Power Holdings Ltd., a position he has held since February 2011, as well as other private and non-profit organizations, and served as a director of RSC Holdings Inc. from 2006 to 2009. Mr. Minnetian has been a member of our Board of Directors since 2006.

Specific qualifications, experience, skills and expertise include:

•	Operating and risk management experience, relevant to the oversight of operational risk management; and

•	Core business skills, including financial reporting, compliance and internal controls.

Oakleigh Thorne serves as the CEO of Thorndale Farm, LLC, which oversees investment of Thorne family assets. From 1996 to 2009, served as the Co-President of Blumenstein / Thorne Information Partners, LLC, a private equity and venture capital firm. From 2000 to 2007, Mr. Thorne served as Chairman and CEO of eCollege.com, a provider of outsourced eLearning solutions, and he previously served as CEO of Commerce Clearing House. Mr. Thorne currently serves as a director of Datamark Inc., Machinery Link, Inc. and ShopperTrak, in addition to various charitable organizations. Mr. Thorne has been a member of our Board of Directors since June 2006 and served as a member of the Board of Directors of Aircell from 2003 until January 2007.

Specific qualifications, experience, skills and expertise include:

•	Core business skills, including financial and strategic planning;

•	Finance, financial reporting, compliance and controls expertise; and

•	Deep understanding of our company and industry.

Charles C. Townsend founded Aloha Partners LP in 2001 and serves as its Managing General Partner. Mr. Townsend has also served as President and Chief Executive Officer of Aloha Partners II since March 2006 and from 2002 to 2008, served as President and Chief Executive Officer of Aloha Partners LP. Since January 2004, Mr. Townsend has also served as President of Pac 3, LLC. Mr. Townsend has been a member of our Board of Directors since January 2010.

Specific qualifications, experience, skills and expertise include:

•	Core business skills, including financial and strategic planning; and

•	Deep understanding of the telecommunications industry.

Harris N. Williams serves as Managing Director of Ripplewood Holdings LLC. Prior to joining Ripplewood in 2005, Mr. Williams was in the Investment Banking division of Credit Suisse, primarily focused on mergers and acquisitions and leveraged buyouts. Mr. Williams executed transactions across a range of industries at Credit Suisse, including aerospace technology, healthcare and real estate. Mr. Williams has also served on the Board of Directors of 3W Power Holdings Ltd. since February 2011, where he has also served as the Chairman of the Audit Committee since November 2011, and previously served as a director of Reader’s Digest Association Inc. from March 2007 to August 2009. Mr. Williams has been a member of our Board of Directors since March 2010.

Specific qualifications, experience, skills and expertise include:

•	Core business skills, including financial and strategic planning; and

•	Expertise in financial management and financial reporting.

Composition of our Board of Directors

Our Board is currently composed of nine directors, including Michael Small, our Chief Executive Officer. The exact number of members of our Board may be modified from time to time exclusively by resolution of our Board. Our amended and restated bylaws will also provide that our Board will be divided into three classes whose members will serve three-year terms expiring in successive years.

The terms of office of members of our board of directors will be divided into three classes:

•	Class I directors, whose terms will expire at the annual meeting of stockholders to be held in ;

•	Class II directors, whose terms will expire at the annual meeting of stockholders to be held in ; and

•	Class III directors, whose terms will expire at the annual meeting of stockholders to be held in .

Our Class I directors will be         , our Class II directors will be         , and our Class III directors will be         . At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election. Any vacancies in our classified board of directors will be filled by the remaining directors and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Committees of the Board of Directors

Our board of directors has three principal committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee’s primary duties and responsibilities will be to:

•

appoint, compensate, retain and oversee the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and review and appraise the audit efforts of our independent accountants;

•	establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters;

•	engage independent counsel and other advisers, as necessary;

•	determine funding of various services provided by accountants or advisers retained by the committee;

•	serve as an independent and objective party to oversee our internal controls and procedures system; and

•	provide an open avenue of communication among the independent accountants, financial and senior management and the board.

Upon completion of this offering, the Audit Committee will consist of          and will have at least          independent director(s) and at least one Audit Committee financial expert. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the Audit Committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and         , will be available on our web site.

Compensation Committee

The purpose of the Compensation Committee is to review and approve the compensation of our executives. The Compensation Committee approves compensation objectives and policies as well as compensation plans and specific compensation levels for all executive officers. Upon completion of this offering, the Compensation Committee will consist of                  and will have at least                  independent director(s). Prior to the consummation of this offering, our board of directors will adopt a written charter under which the Compensation Committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and                 , will be available on our web site.

The Compensation Committee retained Deloitte Consulting LLP in October 2011 to advise how our current executive compensation programs compare with the executive compensation programs and practices of typical post-IPO companies. Affiliates of Deloitte Consulting, Deloitte & Touche LLP and Deloitte Tax LLP, also performed audit and tax services for us in 2011. The aggregate fees paid to Deloitte Consulting LLP by the Company for its services provided in connection with our executive and compensation programs during 2011 was $22,000. The aggregate fees incurred with Deloitte & Touche LLP by the Company for audit services provided in 2011 were $1,167,459. The aggregate fees incurred with Deloitte Tax LLP by the Company for its tax services for 2011 were $322,405. We also incurred subscription fees with Deloitte & Touche Products Company LLC of $2,200 in 2011 for its online accounting research tool. The decision to engage Deloitte & Touche LLP and Deloitte Tax LLP for audit and tax services was recommended by management and approved by the Audit Committee. The decision to engage Deloitte Consulting LLP for executive compensation services was recommended by management and approved by the Compensation Committee and the engagement of an affiliate of Deloitte & Touche LLP to provide other non-audit services was approved by the Audit Committee.

Nominating and Corporate Governance Committee

Upon completion of this offering, the Nominating and Corporate Governance Committee of our board of directors will consist of                  and will have at least                  independent director(s). The Nominating and Corporate Governance Committee will be responsible for recruiting and retention of qualified persons to serve on our board of directors, including proposing such individuals to the board of directors for nomination for election as directors, for evaluating the performance, size and composition of the board of directors and for oversight of our compliance activities. Prior to the consummation of this offering, our board of directors will adopt a written charter under which the Nominating and Corporate Governance Committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and                 , will be available on our web site.

Code of Ethics

Effective upon completion of this offering, our Board will adopt a new written Code of Ethics and Conduct applicable to our directors, chief executive officer, chief financial officer, controller and all other officers and employees of Gogo and its subsidiaries. Copies of the Code of Ethics will be available without charge on the investor relations portion of our website upon completion of this offering or upon request in writing to Gogo Inc., 1250 N. Arlington Heights Rd., Suite 500, Itasca, IL 60143, Attention: Corporate Secretary.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

In this Compensation Discussion and Analysis, we provide an overview of the Company’s executive compensation program, including a discussion of the compensation philosophy of the Compensation Committee of our Board of Directors (the “Compensation Committee”). We also review the material elements of compensation earned by or paid to our named executive officers in 2011, and discuss and analyze the compensation decisions made by the Compensation Committee in 2011.

Our named executive officers discussed in this Compensation Discussion and Analysis and the related compensation tables are the officers listed in the table below.

Name	Title

Michael Small	President and Chief Executive Officer

Norman Smagley	Executive Vice President and Chief Financial Officer

Ash ElDifrawi	Executive Vice President and Chief Marketing Officer

John Wade	Executive Vice President and General Manager, Business Aviation

Anand Chari	Senior Vice President, Engineering and Chief Technology Officer

The Compensation Committee has overall responsibility for approving the compensation program for our named executive officers and makes all final compensation decisions regarding our named executive officers. The Compensation Committee works to ensure that our compensation policies and practices are consistent with our values and support the successful recruitment, development and retention of executive talent so we can achieve our business objectives and optimize our long-term financial returns.

Executive Summary

Our compensation programs are intended to align our named executive officers’ interests with those of our stockholders by rewarding performance that meets or exceeds the goals the Compensation Committee establishes with the objective of increasing stockholder value and to support the shorter term business goals we believe are necessary to effect such an increase. In line with our pay for performance philosophy, the total compensation received by our named executive officers will vary based on individual and corporate performance. Our named executive officers’ total compensation is comprised of a mix of base salary, annual incentive compensation and long-term equity awards.

During 2011, our shorter term financial goals were growing our revenues and increasing our available cash reserves and working capital. Our overall corporate performance objectives were focused on building a world-class organization, evaluating global expansion, going down an IPO path, implementing a technology plan, improving operational intensity and achieving budget targets, making Gogo synonymous with in-flight connectivity enabled experiences and achieving aircraft installation goals at BA and CA.

During 2011, we made compensation decisions and adjustments to elements of our compensation programs to further encourage our pay-for-performance culture, including:

•

The Compensation Committee established the 2011 annual bonus plan and set targeted performance levels for two key financial metrics (revenue and EBITDA less capital expenditures) and individual performance metrics in order to incent our management team to strive to attain our critical business imperatives; and

•

The Company made additional grants under our stock option plan to provide meaningful incentives for our executive team to create long-term value, to further align the interests of our executives and our equity holders and to attract and retain valuable members of management.

We also employ a number of practices that reflect the Company’s compensation philosophy:

•	We do not maintain any change in control-related severance or tax gross-up arrangements;

•	We do not provide special retirement benefits designed solely for executive officers;

•	Our performance-based compensation arrangements for executive officers use a variety of performance measures;

•	We do not provide “perquisites” or other executive benefits based solely on rank; and

•	We have adopted stock ownership policies for each of our executive officers.

Establishing and Evaluating Executive Compensation

Executive Compensation Philosophy and Objectives. The Compensation Committee’s executive compensation program has been designed to provide a total compensation package that will accomplish the following objectives:

•	Attract, retain and motivate high performing executive talent;

•	Emphasize incentive pay with a focus on equity compensation;

•	Directly align executive compensation elements with both short-term and long-term Company performance; and

•	Align the interests of our executives with those of our stockholders.

These objectives guided the decisions made by the Compensation Committee with respect to 2011 executive compensation.

Role of Compensation Consultants. We did not use a compensation consultant to advise us with respect to setting executive salaries and bonus levels for 2011. The Compensation Committee retained Deloitte Consulting LLP in October 2011 to advise how our current executive compensation programs compare with the executive compensation program/practices of typical post-IPO companies. Affiliates of Deloitte also performed audit and tax services for us in 2011. See “Management—Committees of the Board of Directors—Compensation Committee” for a discussion of such other services.

Role of Executive Officers. Our Executive Chairman and Chief Executive Officer occasionally participate in Compensation Committee meetings and make recommendations to our Compensation Committee with respect to the setting of components of compensation, compensation levels and performance targets for our other executives. The Committee also meets formally and informally without executive management to discuss compensation philosophy and approach. The Executive Chairman and the Chief Executive Officer do not participate in discussions regarding their own compensation.

Market Comparisons. Our Compensation Committee has from time to time used market data as one factor in assessing how our base salary, target short-term incentives, target total cash compensation, actual total cash compensation, target long-term incentives and target total direct compensation compares to other companies in our peer group. The Compensation Committee has not targeted compensation to any peer group percentile data but instead has used peer group data with a goal of providing total direct compensation opportunities for the named executive officers at a level that is competitive with our peer group for executives in similar positions with similar responsibilities at companies included in our peer market data and that fairly compensates our executives. The Compensation Committee last used peer group data provided by Mercer in 2010. The peer group used at that time was developed jointly by the Compensation Committee and Mercer and included the following 16 companies: MetroPCS Communications, Inc.; Global Crossing Limited; Leap Wireless International, Inc.; PAETEC Holding Corp.; tw telecom inc.; Vonage Holdings Corp.; Premiere Global Services, Inc.; NTELOS Holdings Corp.; iPCS, Inc.; Syniverse Holdings, Inc.; Alaska Communications Systems Group, Inc.; USA Mobility, Inc.; Cbeyond, Inc.; AboveNet, Inc.; Cogent Communications Group, Inc.; and Atlantic Tele-Network, Inc. The Compensation Committee did not use peer group data to make decisions regarding named executive officer compensation in 2011.

Elements of Compensation

Base Salary

We provide a base salary to our named executive officers to compensate them in a fixed and liquid form for services rendered on a day-to-day basis during the year. We strive to set base salaries at a level that is competitive with our peer group for executives in similar positions with similar responsibilities at companies included in our peer market data. The base salaries of all named executive officers are reviewed annually and adjusted when necessary to reflect individual roles and performance as well as market conditions.

2011 Base Salaries. Each of our named executive officers received the base salary set forth in the Summary Compensation Table under “Salary.” For 2011, the Compensation Committee initially set base salaries for Messrs. Small, Smagley, ElDifrawi, Wade and Chari at $600,000, $323,000, $360,000, $250,000 and $230,000, respectively. Messrs. Small and ElDifrawi’s base salaries for 2011 were set at the amount required pursuant to their respective employment agreements. Pursuant to the terms of each employment agreement, the base salaries are reviewed at least annually. For a more detailed description of the terms of these employment agreements, see “Narrative to Summary Compensation Table and Grants of Plan Based Awards Table—Employment Agreements.” The Compensation Committee determined to make adjustments to the salaries of several of our named executive officers in 2011. Most adjustments effected a modest adjustment of 5% or less. Mr. Wade’s annual salary was increased from $230,000 per annum to $250,000 per annum to appropriately compensate him for his performance in carrying out his duties and responsibilities. Mr. Chari’s annual salary was increased, effective July 2011, to $250,000 per annum, in light of his promotion to Senior Vice President.

Annual Bonus Plan

We use annual cash incentive bonuses to reward our named executive officers for the achievement of company performance goals, as well as measurable individual objectives. These performance-based bonuses are tied to our operating results in order to motivate the executive to focus on particular performance measures chosen by the Committee. The Committee chooses performance measures that are aligned with our strategic goals, thereby providing incentives to accomplish objectives that the Committee believes should improve long-term stockholder value over time.

2011 Bonuses. At the beginning of 2011, the Compensation Committee established the performance objectives for the 2011 annual bonus plan. The 2011 bonus plan includes two components, one based on achievement of specified financial objectives, which we refer to as the financial component, and the other based upon achievement of certain measurable individual objectives, which we refer to as the individual component.

The financial component accounts for 80% of the bonus opportunity and includes the following financial targets: (1) the attainment of a pre-established revenue target of approximately $92.0 million for CA and $53.9 million for BA; and (2) the attainment of a pre-established EBITDA minus capital expenditures target of approximately negative $60.4 million for CA and positive $12.7 million for BA. Each financial target is weighted equally at 40%. Employees other than corporate employees are paid based on their business unit’s performance. Corporate-level employees, including each of our named executive officers (other than Mr. Wade), are paid based on the sum of 75% of the CA bonus payout rate plus 25% of the BA bonus payout rate, reflecting the relative size of the units at the time the goals were established. Mr. Wade’s bonus is based solely on BA performance because of his role as General Manager of the BA business unit. The Compensation Committee adopted these targets and weightings in order to focus management on continuing to increase our working capital but with a metric that is easier to measure and that reduces incentives to increase current revenue at the expense of future revenue, while aligning a portion of the bonus with individual performance. The Committee also determined to increase the percentage of target below which no payout is made and reduce the upside payout rate to mitigate incentives to increase current revenue at the expense of future revenue. Accordingly, there is no payout for performance below 90% of target and the maximum bonus level will be achieved at between 120% and 150% of target. Different payment percentages apply for revenue-based targets and EBITDA minus capital expenditure targets and for CA and BA targets reflecting differences in those businesses. Bonus payout levels range from 50% at 90% of target to 200% at 130% of target for the CA portion of the bonus and 25% at 90% of target to 250% at 150% of target for the BA portion of the bonus.

The individual component is weighted at 20%, and includes certain individual performance objectives established for each named executive officer by the Compensation Committee or, in the case of named executive officers other than the Chief Executive Officer, the Chief Executive Officer. The individual performance objectives for our named executive officers were based on our overall corporate performance objectives (building a world-class organization, evaluating global expansion, going down an IPO path, implementing a technology plan, improving operational intensity and achieving budget targets, making Gogo synonymous with in-flight connectivity enabled experiences and increasing aircraft visibility in our commercial aviation business) and the actions within the executive’s area of responsibility necessary to achieve those objectives. The range of payment for achievement of those objectives above and below target levels is within the discretion of the Compensation Committee.

Each of our named executive officers employed by the Company in 2011 is party to an employment agreement that provides for a minimum target bonus based on a specified percentage of their base salary. The Compensation Committee set the percentage of salary to be paid for performance at target level for Messrs. Small, Smagley, and ElDifrawi, at 100%, 75%, and 75%, respectively, which corresponds to the minimum target bonuses provided in their respective employment agreements. The percentage of salary to be paid for performance at target level for Mr. Wade was set at 50%, a 10% increase from 2010, in light of his role and level of responsibility at the Company and to appropriately compensate him for his performance in carrying out his duties and responsibilities. Mr. Chari’s percentage of salary to be paid for performance at target level for 2011 was initially set at 30% (as provided in his employment agreement) and increased to 40%, effective July 2011, in light of his promotion to Senior Vice President.

Bonuses for 2011 have not yet been determined.

2008 Cash Bonus Plan

In 2009, the Company adopted a cash bonus plan to provide executives who were employed by the Company during 2008 with the payment of a cash bonus when the Company’s free cash flow (defined as EBITDA less capital expenditures) first becomes positive for a fiscal quarter to provide an incentive to replace bonuses forgone when we did not have positive cash flow. Mr. Chari is eligible to participate in the plan. He is eligible to receive a bonus amount equal to 125% of his proportionate amount of the aggregate bonus pool remaining after payout to other senior executives, as determined by management. Because free cash flow has not yet been positive for a fiscal quarter, no payments have been made under the plan.

2011 Stock Option Grants

We believe that equity-based awards align the interests of our named executive officers with the interests of our equity holders and encourage our named executive officers to focus on the long-term performance of our business. Additionally, we believe equity awards provide an important retention tool for our named executive officers, as they are subject to multi-year vesting.

In furtherance of these objectives, we adopted the Aircell Holdings Inc. Stock Option Plan (as the same may be amended from time to time, the “Stock Option Plan”) in June 2010. The Stock Option Plan provides for the grant of incentive stock options and non-statutory stock options. The Compensation Committee granted options to each of our named executive officers in December 2011. At the time of the grants, we increased the number of options available for grant under the plan to 41,925 shares. Messrs. Small, Smagley, ElDifrawi, Wade and Chari received grants of 1,000, 800, 500, 800 and 700 shares, respectively. The Compensation Committee determined that 25% of the options would vest at the first anniversary of the grant date with the remainder vesting ratably on the three following anniversaries of such date. The Compensation Committee determined the number of options to be provided to each of the named executive officers by reference to the value and percentage of equity the Compensation Committee considered appropriate to incentivize the officer based on the position and responsibilities of each of the named executive officers and in light of the value of equity previously granted to the named executive officers under the Stock Option Plan and the Company’s original equity program, which was adopted in 2007. Our Compensation Committee determined that the exercise price for the options would be set at a premium to the fair market value of our stock at the time of grant as determined by an independent valuation firm to give management a greater incentive to increase share value. The options granted in December 2011 and any future grants will be subject to the Company’s new stock ownership guidelines. Additional information regarding these grants is found in the Summary Compensation Table and the Grants of Plan-Based Awards Table.

Employment Agreements with Named Executive Officers

We have entered into employment agreements with each of our named executive officers which include the specific terms set forth below. We believe that having employment agreements with our executives is beneficial to us because it provides retentive value, subjects the executives to key restrictive covenants, and generally gives us a competitive advantage in the recruiting process over a company that does not offer employment agreements. See “Narrative to Summary Compensation Table and Grants of Plan Based Awards Table —Employment Agreements with Named Executive Officers” for detail regarding these agreements.

Perquisites

We do not generally provide perquisites or personal benefits to our named executive officers, although included in the employment agreements we have entered into with each of Messrs. Small and ElDifrawi is a commitment to provide relocation benefits under certain circumstances.

Other Benefits

Our full time named executive officers are eligible to participate in our 401(k) benefit plan and our health and welfare plans on the same basis as our other employees.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

New Plans

The Company expects to adopt a new omnibus equity incentive plan and an annual incentive bonus plan prior to the completion of this offering to enable the Company to better align our compensation programs with those typical of companies with publicly traded securities.

Other Compensation Practices and Policies

Stock ownership guidelines. We have adopted stock ownership guidelines that will become effective upon completion of this offering. Under the guidelines, each of our executive officers will be required to maintain a minimum equity stake in the Company, determined as a multiple of the executive officer’s base salary (3 times salary for our CEO and 2 times salary for each of our other named executive officers) and converted to a fixed number of shares. Additionally, each executive officer will be required to retain 50% of the net shares received through exercise of stock options, restricted stock or other stock-based compensation, granted on or after December 12, 2011, until the executive officer reaches the minimum required level of stock ownership. “Net shares” are those shares that remain after shares are sold or netted to pay the exercise price of stock options (if applicable) and withholding taxes.

Policy regarding the timing of equity awards. As a privately owned company, there has been no market for our common stock. Accordingly, in 2011, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. We expect to consider implementing such a program, plan or practice after becoming a public company.

Policy regarding restatements. We do not currently have a formal policy requiring a fixed course of action with respect to compensation adjustments following later restatements of financial results. Under those circumstances, the board of directors or compensation committee thereof would evaluate whether compensation adjustments were appropriate based upon the facts and circumstances surrounding the restatement. The Company is awaiting regulatory guidance regarding claw backs of compensation under the Dodd-Frank Act and expects to implement a claw back policy after that guidance is published. Our new compensation plans will include provisions allowing the Company to claw back compensation to the extent required by applicable law or stock exchange regulations.

Tax deductibility. Our board of directors has considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our named executive officers. Section 162(m) places a limit of $1 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and each of the next three most highly compensated executive officers (other than its chief financial officer). In general, certain performance-based compensation approved by stockholders is not subject to this deduction limit. As we are not currently publicly traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in making compensation decisions. We expect that following this offering, the compensation committee of our board of directors will adopt a policy that, where reasonably practicable, will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m). However, we may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

2011 Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers during the fiscal year ended December 31, 2011.

Name and Principal Position	Year	Salary($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Michael Small President and Chief Executive Officer	2011 2010	600,000 525,000	300,000	588,180 1,979,706	257,589	9,800 101,000	1,197,980 3,163,295
Norman Smagley Executive Vice President and Chief Financial Officer	2011 2010	322,250 101,948	80,000	470,544 318,687	851	— —	792,794 501,486
Ash ElDifrawi Executive Vice President and Chief Marketing Officer	2011 2010	360,000 66,922	210,000	294,090 531,145	—	6,000 19,704	660,090 827,771
John Wade Executive Vice President and General Manager—Business Aviation Services	2011	245,000		470,544		7,802	723,346
Anand Chari Senior Vice President, Engineering and Chief Technology Officer	2011	237,500		411,726		8,282	657,508

(1)	Amounts for 2010 reflect the portion of Messrs. Small’s, Smagley’s and ElDifrawi’s annual bonuses that were guaranteed pursuant to their employment agreements with the Company, as well as a sign-on bonus paid to Mr. ElDifrawi.
(2)	The amounts reported in this column are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 11, “Share-Based Compensation,” to the Consolidated Financial Statements included in this Prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Share-Based Compensation” for a discussion of the relevant assumptions used in calculating these amounts.
(3)	Amounts awarded under the performance-based 2011 bonus plan are not calculable because bonuses under the plan have not yet been determined. Bonuses are expected to be determined prior to March 15, 2012.
(4)	Amounts for 2011 reflect matching contributions under our 401(k) plan.

2011 Grants of Plan-Based Awards

Set forth below is information regarding plan-based awards granted to our named executive officers during 2011.

	Grant Date	Estimated Future Potential Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Option Awards ($)(2)
Name		Threshold $	Target $	Maximum $
Michael Small		356,250	600,000	1,125,000
	12/14/2011				1,000	1,830.96	588,180
Norman Smagley		143,836	242,250	454,219
	12/14/2011				800	1,830.96	470,544
Ash ElDifrawi		160,313	270,000	506,250
	12/14/2011				500	1,830.96	294,090
John Wade		74,219	125,000	281,250
	12/14/2011				800	1,830.96	470,544
Anand Chari		51,953	87,500	164,063
	12/14/2011				700	1,830.96	411,726

(1)	Represents threshold, target and maximum payout levels under our 2011 bonus plan for performance during the year ended December 31, 2011. See “Compensation Discussion and Analysis—Elements of Compensation—Annual Bonus Plan—2011 Bonuses” for a description of the plan. With respect to the portion of awards payable with respect to achievement of individual performance criteria, threshold and maximum payout levels were based on the same percentage payout levels as achievement of financial performance measures. The threshold numbers set forth above are based on achieving 0.1% above the measure for which no payment would be made.
(2)	The amounts reported in this column are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 11, “Share-Based Compensation,” to the Consolidated Financial Statements included in this Prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Share-Based Compensation” for a discussion of the relevant assumptions used in calculating these amounts.

Narrative to Summary Compensation Table and Grants of Plan Based Awards Table

Option Awards

During 2011, we granted options to purchase shares of our common stock to all of our named executive officers in accordance with the terms of the Stock Option Plan. See “Compensation Discussion and Analysis—Elements of Compensation—2011 Stock Option Grants.” Consistent with our Stock Option Plan, the Compensation Committee determined to set the exercise price for stock options granted to the named executive officers at a premium to the fair market value of our stock at the time of grant. The options have a ten-year term. The options vest ratably 25%, starting on the first anniversary of the grant date and continuing on each of the three following anniversaries of such date. See “Potential Payments Upon Termination or Change of Control” including the discussion under “Potential Payments Upon Termination or Change of Control—Effect of Termination or Change in Control on Options” for a discussion of the effect of termination and change in control on option vesting.

Employment Agreements

We have entered into employment agreements with each of our named executive officers. Information regarding such agreements is set forth below:

Michael Small. In July 2010, we entered into an employment agreement with Mr. Small, pursuant to which he agreed to serve as our President and Chief Executive Officer. The employment agreement set Mr. Small’s annual base salary at $600,000, which salary shall be reviewed at least annually. Mr. Small’s salary shall not be reduced other than as part of an overall compensation reduction at the Company that impacts the salaries of all executives, and in such case the reduction shall not exceed 10% of his then-current base salary. The employment agreement specifies that Mr. Small is eligible for an annual bonus with a target of 100% of base salary, with the amount of such bonus to be determined by the Board of Directors. The bonus is based upon the achievement of both personal and corporate performance objectives. The employment agreement also provided for a grant to Mr. Small of options to purchase 8,357 shares of Common Stock on the terms set forth in the Stock Option Plan and Mr. Small’s option agreement. Mr. Small’s employment agreement also provides that he is eligible to participate in all normal company benefits, including the Company’s 401(k), retirement, medical, dental and life and disability insurance plans and programs in accordance with the terms of such arrangements.

Mr. Small’s employment is for no specific term and either the Company or Mr. Small may terminate Mr. Small’s employment at any time, with or without cause. If Mr. Small’s employment is terminated by the Company without cause or if Mr. Small resigns for good reason, Mr. Small will be entitled to (i) continuation of his base salary for 12 months following his termination, (ii) reimbursement for COBRA premiums due to maintain substantially equivalent health insurance coverage for 12 months following his termination, (iii) continued vesting of the options and any other equity awards then held by Mr. Small on the schedule set forth in the applicable option or other equity award agreement for 12 months following his termination, (iv) continued exercisability of any vested options and other equity awards then held by Mr. Small for 12 months following his termination, (v) payment of any earned but unpaid salary and accrued but unused paid time off, (vi) payment of any business expenses incurred but not reimbursed and (vii) payment of any approved but unpaid bonus award. The payment of (i) above shall be contingent on Mr. Small executing a general release of all claims against the Company. Mr. Small is subject to non-competition and non-solicitation covenants for one year after leaving the employment of the Company.

Norman Smagley. In September 2010, we entered into an employment agreement with Mr. Smagley, pursuant to which he agreed to serve as our Executive Vice President and Chief Financial Officer. The employment agreement set Mr. Smagley’s annual base salary at $320,000, which salary shall be reviewed at least annually. Mr. Smagley’s salary shall not be reduced by more than 10% of his then-current base salary unless as part of an overall compensation reduction at the Company that impacts the salaries of all executives, and shall not be reduced more than once during the term of his employment with the Company. The employment agreement specifies that Mr. Smagley is eligible for an annual bonus with a target of 75% of base salary, with the amount of such bonus to be determined by the Chief Executive Officer, subject to the approval of the Board of Directors. The bonus is based upon the achievement of both personal and corporate performance objectives. The employment agreement also provided for a grant to Mr. Smagley of options to purchase 1,200 shares of Common Stock on the terms set forth in the Stock Option Plan and Mr. Smagley’s option agreement. Mr. Smagley’s employment agreement also provides that he is eligible to participate in all normal company benefits, including the Company’s 401(k), retirement, medical, dental and life and disability insurance plans and programs in accordance with the terms of such arrangements.

Mr. Smagley’s employment is for no specific term and either the Company or Mr. Smagley may terminate Mr. Smagley’s employment at any time, with or without cause. If Mr. Smagley’s employment is terminated by the Company without cause or if Mr. Smagley resigns for good reason, Mr. Smagley will be entitled to (i) continuation of his base salary for 12 months following his termination, (ii) reimbursement for COBRA premiums due to maintain substantially equivalent health insurance coverage for 12 months following his termination, (iii) payment of any earned but unpaid salary and accrued but unused paid time off, (iv) payment of any business expenses incurred but not reimbursed and (v) payment of Mr. Smagley’s guaranteed bonus in 2010 and any other award under the annual bonus program referred to in Mr. Smagley’s employment agreement that has been approved by the Chief Executive Officer and the Company’s Board of Directors, but not paid prior to termination. The payment of (i) above shall be contingent on Mr. Smagley executing a separation agreement containing a general mutual release. Mr. Smagley is subject to non-competition and non-solicitation covenants for one year after leaving the employment of the Company.

Ash ElDifrawi. In October 2010, we entered into an employment agreement with Mr. ElDifrawi, pursuant to which he agreed to serve as our Executive Vice President and Chief Marketing Officer. The employment agreement set Mr. ElDifrawi’s annual base salary at $360,000, which salary shall be reviewed at least annually. Mr. ElDifrawi’s salary shall not be reduced by more than 10% of his then-current base salary unless as part of an overall compensation reduction at the Company that impacts the salaries of all executives, and shall not be reduced more than once during the term of his employment with the Company. The employment agreement specifies that Mr. ElDifrawi is eligible for an annual bonus with a target of 75% of base salary, with the amount of such bonus to be determined by the Chief Executive Officer and subject to the approval of the Board of Directors. The bonus is based upon the achievement of both personal and corporate performance objectives. The employment agreement also provided for a grant to Mr. ElDifrawi of options to purchase 2,000 shares of Common Stock on the terms set forth in the Stock Option Plan and Mr. ElDifrawi’s option agreement. Mr. ElDifrawi’s employment agreement provides that he is eligible to participate in all normal company benefits, including the Company’s 401(k), retirement, medical, dental and life and disability insurance plans and programs in accordance with the terms of such arrangements. Mr. ElDifrawi’s employment agreement provides that the Company will provide relocation benefits; however, such relocation benefits shall expire on the first anniversary of the date of the employment agreement. The Company will give Mr. ElDifrawi a cash gross-up for any expenses covered by the company that are not excludable from taxable income or have no offsetting tax deduction.

Mr. ElDifrawi’s employment is for no specific term and either the Company or Mr. ElDifrawi may terminate Mr. ElDifrawi’s employment at any time, with or without cause. If Mr. ElDifrawi’s employment is terminated by the Company without cause or if Mr. ElDifrawi resigns for good reason, Mr. ElDifrawi will be entitled to (i) continuation of his base salary for 12 months following his termination, (ii) reimbursement for COBRA premiums due to maintain substantially equivalent health insurance coverage for 12 months following his termination, (iii) continued vesting of the options awarded to Mr. ElDifrawi pursuant to the employment agreement on the schedule set forth in the applicable option agreement for 12 months following his termination, (iv) continued exercisability of the vested options awarded pursuant to the employment agreement then held by Mr. ElDifrawi for 12 months following his termination, (v) payment of any earned but unpaid salary and accrued but unused paid time off, (vi) payment of any business expenses incurred but not reimbursed, (vii) payment of Mr. ElDifrawi’s guaranteed bonus for 2010 and any other award under the annual bonus program referred to in his employment agreement that has been approved by the Chief Executive Officer and the Company’s Board of Directors, but not paid prior to termination and (viii) the costs of senior-executive level outplacement services for one year following termination; provided that such costs shall not exceed $15,000. The payment of (i) above shall be contingent on Mr. ElDifrawi executing a separation agreement containing a general mutual release of all claims. Mr. ElDifrawi is subject to non-competition and non-solicitation covenants for one year after leaving the employment of the Company.

John Wade. We entered into an employment agreement with Mr. Wade in October 2008 and amended the agreement, effective January 1, 2009, pursuant to which he agreed to serve as our Senior Vice President and General Manager of Business Aviation Services. The employment agreement set Mr. Wade’s annual base salary at $190,000, which salary shall be reviewed at least annually. Mr. Wade’s salary shall not be reduced by more than 10% of his then-current base salary unless as part of an overall compensation reduction at the Company that impacts the salaries of all executives. The employment agreement specifies that Mr. Wade is eligible for an annual bonus with a target of 30% of base salary, with the amount of such bonus to be determined by the Chief

Executive Officer and subject to the approval of the Board of Directors. The employment agreement also provides for a grant to Mr. Wade of profit units under the terms set forth in the AC Management LLC Plan. 1/16th of the units vest upon grant, with the balance vesting in fifteen equal quarterly installments beginning on February 10, 2009 and ending on November 10, 2012. Such units are subject to full acceleration upon a change in control. Mr. Wade’s employment agreement provides that he is eligible to participate in all normal company benefits, including the Company’s 401(k), retirement, medical, dental and life and disability insurance plans and programs in accordance with the terms of such arrangements.

Mr. Wade’s employment is for no specific term and either the Company or Mr. Wade may terminate Mr. Wade’s employment at any time, with or without cause. If Mr. Wade’s employment is terminated by the Company without cause, Mr. Wade will be entitled to (i) continuation of his base salary for 6 months following his termination, (ii) reimbursement for COBRA premiums due to maintain substantially equivalent health insurance coverage for 6 months following his termination, (iii) payment of any earned but unpaid salary and accrued but unused paid time off, (iv) payment of any business expenses incurred but not reimbursed, and (v) payment of an award under the annual bonus program that has been approved by the Chief Executive Officer and the Company’s Board of Directors, but not paid prior to termination. The payment of (i) and (ii) above shall be contingent on Mr. Wade executing a separation agreement containing a general release of all claims against the Company. Mr. Wade is subject to non-competition and non-solicitation covenants for six months after leaving the employment of the Company.

Anand Chari. We entered into an employment agreement with Mr. Chari in July 2006, and amended the agreement effective January 1, 2009, pursuant to which he agreed to serve as our Vice President of ABS Engineering. The employment agreement set Mr. Chari’s annual base salary at $185,000, which salary shall be reviewed at least annually. Mr. Chari’s salary shall not be reduced by more than 10% of his then-current base salary unless as part of an overall compensation reduction at the Company that impacts the salaries of all executives. The employment agreement, as amended, specifies that Mr. Chari is eligible for an annual bonus with a target of 30% of base salary, with the amount of such bonus to be determined by the Chief Executive Officer and subject to the approval of the Board of Directors. Mr. Chari’s employment agreement provides that he is eligible to participate in all normal company benefits, including the Company’s 401(k), retirement, medical, dental and life and disability insurance plans and programs in accordance with the terms of such arrangements.

Mr. Chari’s employment is for no specific term and either the Company or Mr. Chari may terminate Mr. Chari’s employment at any time upon 30 days written notice (or pay in lieu thereof) for any reason other than cause or immediately for cause. If Mr. Chari’s employment is terminated by the Company without cause, Mr. Chari will be entitled to be paid an amount equal to his net base salary at time of termination for a period of 9 months (the “Severance Payment Period”). The payment is conditioned on Mr. Chari executing a separation agreement containing a general release of all claims against the Company. In addition, during the Severance Payment Period, Mr. Chari will receive (i) reimbursement for COBRA premiums due to maintain substantially equivalent health insurance coverage, (ii) any salary earned but unpaid prior to termination and all accrued but unused personal time, (iii) any business expenses incurred but not reimbursed as of the date of termination, and (iv) any award under the annual bonus program that has been approved by the Chief Executive Officer and the Company’s Board of Directors, but not paid prior to termination. Mr. Chari is subject to non-competition and non-solicitation covenants for one year after leaving the employment of the Company.

Each of the employment agreements define “cause” as the executive’s (i) willful gross misconduct or gross or persistent negligence in the discharge of his duties, (ii) act of dishonesty or concealment, (iii) breach of the executive’s fiduciary duty or duty of loyalty to the Company, (iv) a material breach of the confidentiality restrictions or covenants not to compete contained in the employment agreement, (v) any other material breach of the employment agreement that is not cured within 30 days, (vi) commission of repeated acts of substance abuse which are materially injurious to the Company, (vii) commission of a criminal offense involving money or other property of the Company (excluding traffic or other similar violations) or (viii) commission of a criminal offense that would constitute a felony under the laws of the state of Illinois (for Messrs. Small, Smagley and ElDifrawi) and Colorado (for Messrs. Wade and Chari) or the United States. Each of Messrs. Small’s, Smagley’s and

ElDifrawi’s employment agreements define “good reason” as (i) a reduction by the Company in the executive’s base salary beyond that permitted under the terms of the employment agreement or a reduction in his target bonus, (ii) a material diminution in the executive’s duties or responsibilities, (iii) the executive ceasing to report to the Board of Directors, in the case of Mr. Small, or ceasing to report to the Company’s Chief Executive Officer, in the case of Mr. Smagley, (iv) the relocation of the executive’s principal place of employment to a geographic location greater than 30 miles from the Company’s headquarters, in the case of Mr. Small, or to a geographic location other than the metropolitan Chicago area, in the case of Mr. Smagley, or (v) any material, uncured breach by the Company of its obligations to the executive under the employment agreement.

Outstanding Equity Awards at 2011 Year-End

The following table summarizes the outstanding equity awards held by each of our named executive officers as of December 31, 2011:

	Option Awards								Unit Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date	Number of Units That Have Not Vested (#)		Market Value of Units That Have Not Vested ($)
Michael Small	6/2/2010	(2)	2,785	(1)	5,572		935.18	6/2/2020
	12/14/11				1,000	(3)	1,830.96	12/14/2021
Norman Smagley	9/7/2010	(5)	300	(4)	900		935.18	9/7/2020
	12/14/11				800	(3)	1,830.96	12/14/2021
Ash ElDifrawi	11/21/2010	(5)	500	(6)	1,500		935.18	11/21/2020
	12/14/11				500	(3)	1,830.96	12/14/2021
John Wade	11/10/2008								31,250	(9)	22,262
	6/2/2010	(8)	320	(7)	480		935.18	6/2/2020
	12/14/11				800	(3)	1,830.96	12/14/2021
Anand Chari	6/2/2010	(8)	210	(7)	315		935.18	6/2/2020
	12/14/11				700	(3)	1,830.96	12/14/2021

(1)	The shares underlying these options vested on February 16, 2011.
(2)	1/3 of the shares underlying these options will vest on each of February 16, 2012 and February 16, 2013.
(3)	The shares underlying these options vest 25% on the first anniversary of the grant date and an additional 25% on each of the three following anniversaries of such date.
(4)	The shares underlying these options vested on September 7, 2011.
(5)	The shares underlying these options vest 25% at each anniversary of the employee’s date of hire (September 7, 2010 for Mr. Smagley and October 25, 2010 for Mr. ElDifrawi) over the four years following the date of grant.
(6)	The shares underlying these options vested on October 25, 2011.
(7)	The shares underlying these options vested on June 2, 2010 and June 2, 2011.
(8)	The shares underlying these options vest 20% on the grant date and an additional 20% on each of the four following anniversaries of such date.
(9)	The shares underlying these units will vest in four quarterly installments in 2012, beginning on February 1, 2012. Each unit represents a proportionate interest in our common stock (approximately 0.00047 shares of common stock per unit).

Option Exercises and Stock Vested Table

The table below provides information on the named executive officers’ unit awards under the AC Management LLC Plan that vested in 2011. No options were exercised in 2011.

Unit Awards (1)
Name	Number of Units Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael Small	—	—
Norman Smagley	—	—
Ash ElDifrawi	—	—
John Wade	31,250	13,811
Anand Chari	—	—

(1)	As of the vesting date, each outstanding unit represented a proportionate interest in 7,975 shares of our common stock (approximately 15 shares of our common stock for Mr. Wade). The value realized at vesting is based on a value of our common stock on the vesting date. See “—Incentive Plans—AC Management LLC Plan” below for additional information regarding the units.

Potential Payments Upon Termination or Change of Control

The following table describes the payments and benefits that each named executive officer would have been entitled to receive upon a hypothetical termination of employment or change in control as of December 31, 2011. None of our executive officers is entitled to any additional severance or other benefits upon termination of employment following a change in control.

For a description of the potential payments upon a termination pursuant to the employment agreements with our named executive officers, see “Narrative to Summary Compensation Table and Grants of Plan Based Awards Table—Employment Agreements with Named Executive Officers.” For a description of the consequences of a termination of employment or a change-in-control for the stock options granted to named executive officers under our Stock Option Plan, see the disclosure that follows the tables.

Element	Involuntary Termination Without Cause ($)	Termination for Good Reason ($)	Death or Disability	Voluntary Resignation/ Retirement	Change in Control
Severance(1)
Michael Small	600,000	600,000	—	—	—
Norman Smagley	323,000	323,000	—	—	—
Ash ElDifrawi	360,000	360,000	—	—	—
John Wade	125,000	—	—	—	—
Anand Chari	187,500	—	—	—	—
Benefits(2)
Michael Small	16,336	16,336	—	—	—
Norman Smagley	16,336	16,336	—	—	—
Ash ElDifrawi	31,336	31,336	—	—	—
John Wade	6,777	—	—	—	—
Anand Chari	12,252	—	—	—	—

Element	Involuntary Termination Without Cause ($)	Termination for Good Reason ($)	Death or Disability	Voluntary Resignation/ Retirement	Change in Control
Value of Accelerated Stock Options(3)
Michael Small	1,616,470	1,616,470	—	—	3,234,100
Norman Smagley	—	—	—	—	522,378
Ash ElDifrawi	290,210	290,210	—	—	870,630
John Wade	—	—	—	—	278,602
Anand Chari	—	—	—	—	182,832
Value of Accelerated Units(4)
Michael Small	—	—	—	—	—
Norman Smagley	—	—	—	—	—
Ash ElDifrawi	—	—	—	—	—
John Wade	—	—	—	—	22,262
Anand Chari	—	—	—	—	—
Total
Michael Small	2,232,806	2,232,806	—	—	3,234,100
Norman Smagley	339,336	339,336	—	—	522,378
Ash ElDifrawi	681,546	681,546	—	—	870,630
John Wade	131,777	—	—	—	301,384
Anand Chari	199,752	—	—	—	182,832

(1)	Includes continuation of executive’s salary pursuant to each executive’s employment agreement as described in “Narrative to Summary Compensation Table and Grants of Plan Based Awards Table —Employment Agreements with Named Executive Officers.” In each case, because there were no approved but unpaid bonuses at December 31, 2011, no bonus payment is reflected in the severance amount.
(2)	Includes the cost of COBRA premiums to maintain health insurance coverage that is substantially equivalent to that which the executive received immediately prior to termination and assumes that the executive elects COBRA coverage for the full period for which he is entitled to payment or reimbursement and, for Mr. ElDifrawi, the maximum cost of outplacement services to which he is entitled, in each case, pursuant to the executive’s employment agreement as described in “Narrative to Summary Compensation Table and Grants of Plan Based Awards Table —Employment Agreements with Named Executive Officers.”
(3)	The value of vesting of stock options is calculated by multiplying the number of unvested option shares that would accelerate by the excess of the estimated fair value of our common stock on December 31, 2011 over the applicable exercise price per share. In case of a change in control, assumes that all options were accelerated as a result of the transaction. See “— Effect of Termination or Change in Control on Options” below for a description of the circumstances that would trigger accelerated vesting upon a change in control. The fair value of a share of common stock on December 31, 2011 is estimated to be $1,515.60.
(4)	The value of vesting of units under the AC Management LLC Plan is calculated by multiplying the number of unvested units that would accelerate by the proportionate interest of each unit in our common stock (approximately 0.00047 shares of common stock per unit) by the estimated fair value of our common stock on December 31, 2011. Only Mr. Wade has unvested units which would accelerate after a change in control pursuant to the terms of his employment agreement. See “Narrative to Summary Compensation Table and Grants of Plan Based Awards Table —Employment Agreements with Named Executive Officers” for a description of his employment agreement. The estimated fair value of a share of common stock on December 31, 2011 is $1,515.60.

Effect of Termination or Change in Control on Options. Unless the terms of an optionee’s option agreement provide otherwise, if an optionee’s service relationship with us ceases for any reason other than disability, death or cause, the optionee may exercise the vested portion of any option for three months after the date of termination. If an optionee’s service relationship with us terminates by reason of disability or death, the optionee or the optionee’s representative generally may exercise the vested portion of any option for 12 months after the date of such termination. In no event, however, may an option be exercised beyond the expiration of its term. If an optionee’s service relationship with us terminates for cause, the option will terminate immediately. If Mr. Small’s or Mr. ElDifrawi’s employment is terminated by the Company without cause or if the executive resigns for good reason, the executive will be entitled to continued vesting of the options awarded pursuant to his employment agreement on the schedule set forth in the applicable option agreement for 12 months following his termination and continued exercisability of any vested options for 12 months following his termination.

Mr. Small’s unvested options, granted on June 2, 2010 pursuant to his employment agreement, become immediately vested and exercisable upon a change in control. With respect to the option grants to the other named executive officers, as well as Mr. Small’s December 2011 grant of options, in the event that a change in control occurs, the acquiring or surviving entity in the transaction may assume or substitute similar options for the outstanding options granted under the Stock Option Plan, in which case the vesting of the options is not accelerated. In such case, all of the options will become immediately vested and exercisable if an optionee’s service relationship with us terminates without cause or due to death or disability after the change in control. Mr. ElDifrawi’s options, granted pursuant to his employment agreement, also become vested and exercisable if he resigns for good reason following the change in control or his employment agreement is not assigned to and adopted by any successor employer. If the acquiring or surviving entity does not assume or substitute similar options for outstanding options granted under the Stock Option Plan or our common stock is exchanged solely for cash in such change in control transaction, options will generally accelerate in full in connection with the change in control and the optionee will generally receive a cash payment equal to the number of shares of common stock then subject to such option, whether or not vested and exercisable, multiplied by the excess, if any, of the greater of (A) the highest per share price offered to holders of common stock in any transaction whereby the change in control takes place or (B) the fair market value of a share of common stock on the date of occurrence of the change in control, over the exercise price per share of common stock subject to the option.

Compensation Risk Assessment

Management and the Compensation Committee assessed the risks associated with the Company’s compensation practices and policies for employees, including a consideration of risk-mitigating factors in the Company’s compensation practices and policies. Following this assessment, the Compensation Committee concluded that the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

Director Compensation

Our non-employee directors did not earn any compensation for their services during 2011, other than the grant of options to Mr. Crandall in December 2011 under our Stock Option Plan. The Company is considering implementing a director compensation program in 2012.

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our non-employee directors for services rendered to us during 2011.

Name	Fees Earned or Paid in Cash($)	OptionAwards(1) ($)	All Other Compensation ($)	Total ($)
Jack W. Blumenstein	—	—	—	—
Robert L. Crandall	—	176,454	—	176,454
Lawrence N. Lavine	—	—	—	—
Christopher Minnetian	—	—	—	—
Oakleigh L. Thorne	—	—	—	—
Charles C. Townsend	—	—	—	—
Harris N. Williams	—	—	—	—

(1)	The amounts reported in this column are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 11, “Share-Based Compensation,” to the Consolidated Financial Statements included in this Prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Share-Based Compensation” for a discussion of the relevant assumptions used in calculating these amounts. The following table sets forth, by grant date, the number of options held by each director as of December 31, 2011 and the grant date fair value of each award with respect to service as a director in 2011. The options granted in 2011 vest ratably 25% starting on the first anniversary of the grant date and an additional 25% on each of the three following anniversaries of such date. The options granted in 2010 vest ratably 20% starting on the date of grant and continuing on each of the four anniversaries following the date of grant. None of our directors held stock awards as of December 31, 2011.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Priceof Option Awards ($/share)	Grant Date Fair Value of Option Awards ($)(1)
Jack W. Blumenstein	6/2/2010	300	935.18	—
Robert L. Crandall	6/2/2010 12/14/2011	300 300	935.18 1,830.96	— 176,454

Incentive Plans

The following are summaries of the short- and long-term incentive compensation plans applicable to our executive officers: our Stock Option Plan and AC Management LLC Plan. Prior to completion of this offering, we also expect to adopt an annual incentive bonus plan and omnibus equity incentive plan. The following summaries are qualified by reference to the full text of the respective plans, which have been filed as exhibits to this registration statement.

Aircell Holdings Inc. Stock Option Plan

Our Board adopted, and our shareholders approved, the Aircell Holdings Inc. Stock Option Plan, which we refer to as the Stock Option Plan. The Stock Option Plan became effective on June 2, 2010 and will terminate 10 years after its effective date unless earlier terminated by the Board. The purpose of our stock option plan is to

(i) to align the interests of the Company’s shareholders and the recipients of options under the plan by providing a means to increase the proprietary interest of the optionees in the Company’s growth and success, (ii) to advance the interests of the Company by increasing its ability to attract and retain highly competent officers, other employees, directors, consultants, agents and independent contractors and (iii) to motivate those persons to act in the long-term best interests of the Company and its shareholders.

An aggregate of 41,925 shares of our common stock were made available for grants of options under the Stock Option Plan. As of January 31, 2012, options to purchase 38,024 shares of our common stock were outstanding under the Stock Option Plan with a weighted average exercise price of $1,200.33 per share, and 3,901 shares remained available for future issuance pursuant to options to be granted under the Stock Option Plan. Shares subject to an option that are not issued due to expiration, termination, cancellation or forfeiture of an option are again available for reissuance under the Plan.

The Stock Option Plan is administered by our Compensation Committee. The Compensation Committee has the power to interpret the Plan and its application as well as establish rules and regulations for the administration of the Plan. The Compensation Committee may delegate some or all of its power to the Board, to the president and chief executive officer or to any other executive officers of the company.

In the event of any stock split, reverse stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any extraordinary distribution to holders of our common stock, the Compensation Committee may appropriately adjust the number and class of securities available under the plan, the number and class of securities subject to each outstanding option and the purchase price per security, but in the case of outstanding options without an increase in the aggregate purchase price.

Participants in the plan consist of those officers, persons expected to become officers, directors, consultants, independent contractors, agents and other employees of the Company and its subsidiaries as the Compensation Committee may select from time to time, including agents and independent contractors. Options may be incentive stock options or nonqualified stock options. An “incentive stock option” is an option that meets the requirements of Section 422 of the Code, and a “non-qualified stock option” is an option that does not meet those requirements.

The number of shares of common stock subject to an option, whether the option is an incentive stock option or a nonqualified stock option, the purchase price payable on exercise, the vesting schedule, if any, the period during which an option may be exercised and the other terms and provisions of the options are determined by the Compensation Committee. Options under the plan are subject to terms and provisions of an option agreement signed by the Company and the optionee. All options granted under the Stock Option Plan expire not more than ten years (five years in the case of an incentive stock option granted to a ten percent stockholder) after the date of grant and have an exercise price that is determined by the Compensation Committee, but which in no event is less than 100% (110% in the case of incentive stock options granted to a ten percent stockholder) of the fair market value of our common stock on the date of grant. If our common stock is not listed on an established stock exchange, payment for shares of common stock purchased on the exercise of an option must be made at the time of such exercise in cash. If our common stock is listed on such an exchange, payment may be made in cash, or unless otherwise disapproved by the Company, (i) by delivery of common stock of the Company, (ii) by withholding shares which would otherwise be delivered on exercise, (iii) in cash by a broker-dealer acceptable to the Company, or (iv) as otherwise determined by the Compensation Committee, in each case to the extent set forth in the option agreement.

All of the terms relating to the exercise, cancellation or other disposition of any option upon a termination of employment with or service to the Company of the recipient of such option, whether due to disability, death or under any other circumstances, are determined by the Compensation Committee. Options granted under the Stock Option Plan may not be transferred by the participant other than by will or pursuant to the laws of descent and distribution unless otherwise determined by the Compensation Committee.

As set forth in the applicable option agreement, upon a change in control (as defined in the Stock Option Plan), the Board may provide that: (a) some or all outstanding options shall become exercisable in full or in part, either upon the consummation of the change in control or upon a termination of employment following the change in control; (b) the option may be assumed or a substantially equivalent option may be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), with an appropriate and equitable adjustment to the number of shares subject to such option and the exercise price per share subject to such option, as determined by the Board in accordance with the Stock Option Plan; or (c) the option shall be surrendered to the Company and shall be immediately cancelled by the Company, and the optionee shall receive a cash payment from the Company in an amount equal to the number of shares of common stock then subject to such option, whether or not vested and exercisable, multiplied by the excess, if any, of the greater of (A) the highest per share price offered to holders of common stock in any transaction whereby the change in control takes place or (B) the fair market value of a share of common stock on the date of occurrence of the change in control, over the exercise price per share of common stock subject to the option.

The Board may amend or terminate the Stock Option Plan at any time, except that no amendment shall be made without shareholder approval if the amendment would (a) increase the maximum number of shares of common stock available under the Stock Option Plan, (b) effect any change inconsistent with Section 422 of the Code or (c) extend the term of the Stock Option Plan.

AC Management LLC Plan

AC Management LLC is a separate limited liability company, of which Gogo Inc. is the managing member, established solely for the purpose of granting ownership interests to our officers, other key employees and certain directors. The AC Management LLC Plan is a long-term incentive plan, under which certain directors, officers and other key employees received profit participation units in AC Management LLC. Units issued under the plan generally vest over a four-year period. There is no limit to the period of time over which participants may hold the units, although upon termination of employment, any unvested units held by the participant are forfeited. As of December 31, 2011, there were 16,966,667 authorized and 16,573,152 outstanding units under the plan represents a proportionate interest in 7,975 shares of common stock of the Company (or approximately 0.00097 shares of common stock per unit). Following completion of this offering, all participants in the plan will receive a proportionate distribution of common stock of the Company with respect to the number of vested units that they hold, and common stock attributable to forfeited units will be allocated among participants then currently employed by or serving as a director of the Company in amounts determined by the Compensation Committee. Common stock in respect of unvested units will be retained in escrow until the units vest, after which they will be also be paid out in common stock of the Company. Mr. Chari holds fully vested AC Management LLC units. As of December 31, 2011, Mr. Wade holds 93,750 vested and 31,250 unvested AC Management LLC Units, which are expected to vest in four quarterly installments in 2012, beginning on February 10, 2012. None of the other named executive officers participate in the AC Management LLC Plan.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is an officer or employee of our Company. None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table summarizes the beneficial ownership of our common stock as of January 31, 2012 for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all directors and executive officers as a group; and

•	each selling stockholder.

In accordance with SEC rules, beneficial ownership includes sole or shared voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of the determination date, which in the case of the following table is January 31, 2012. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. Under these rules, one or more persons may be a deemed beneficial owner of the same securities and a person may be deemed a beneficial owner of securities to which such person has no economic interest. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

The percentage of beneficial ownership prior to this offering is based on 660,583 shares of common stock outstanding as of January 31, 2012, (i) assuming the conversion of all outstanding shares of our Class A Senior Convertible Preferred Stock, Class B Senior Convertible Preferred Stock and Junior Convertible Preferred Stock (including Class A and Class B senior convertible preferred stock return) to common stock in connection with this offering and (ii) including 7,975 shares of common stock issued to AC Management LLC, an affiliate of the Company whose units are owned by members of our management. The percentage of beneficial ownership following this offering is based on              shares of common stock outstanding after the closing of this offering.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of more than 5% of the shares of our common stock. Except as otherwise noted below, the address for each individual listed on the table is c/o Gogo Inc. 1250 N. Arlington Heights Rd., Suite 500, Itasca, IL 60143.

	Shares Beneficially Owned Prior to the Offering and after the Offering (Assuming No Exercise of the Overallotment Option)				Shares Beneficially Owned After the Offering (Assuming the Overallotment Option is Exercised in Full)
Name of Beneficial Owner	Number	Percentage before the Offering	Number	Percentage after the Offering	Number	Percentage
5% Stockholders
Entities affiliated with Ripplewood Holdings(1)	251,555	38.1%
Oakleigh Thorne and affiliated entities(2)	222,009	33.6%
AC Partners LLLP(3)	39,768	6.0%

Directors and Named Executive Officers
Ronald T. LeMay(4)(7)(8)	19,055	2.9%
Michael Small(8)	6,047	0.9%
Norman Smagley(8)	300	*
Ash ElDifrawi(8)	500	*
John Wade(7)(8)	240	*
Anand Chari(7)(8)	320	*
Jack W. Blumenstein(5)(7)(8)	7,854	1.2%
Robert L. Crandall(7)(8)	120	*
Lawrence N. Lavine(6)	—	—
Christopher Minnetian(6)	—	—
Oakleigh Thorne(2)	222,009	33.6%
Charles C. Townsend	12,705	1.9%
Harris N. Williams(6)	—	—
All directors and executive officers as a group (21 persons)(7)(8)	270,492	40.3%

Other Selling Stockholders:

*	Less than 1%
(1)

Represents shares of our common stock held by AC Acquisition I LLC and AC Acquisition II LLC, collectively the Ripplewood Holdings funds. Excludes shares of common stock owned by other parties to the current stockholders’ agreement prior to the offering of which Ripplewood Holdings may be deemed to share beneficial ownership. The address for each of the Ripplewood entities is c/o Ripplewood Holdings Inc., One Rockefeller Plaza, 32nd Floor, New York, NY 10020.

(2)	Includes 5,697 shares of our common stock held by the Oakleigh B. Thorne 2009 3 Year Annuity Trust.

Includes 3,980 shares of our common stock held by the Caroline A. Wamsler Trust created under the Honore T. Wamsler September 11, 1984 Trust, 3,956 shares of our common stock held by the Irene W. Banning Trust created under the Honore T. Wamsler September 11, 1984 Trust, 11,479 shares of common stock held by the Oakleigh L. Thorne Trust Under Agreement dated 12/15/76 and 3,701 shares of our common stock held by the Pauline W. Joerger Trust created under the Honore T. Wamsler September 11, 1984 Trust. Mr. Thorne is a co-trustee of each of the foregoing trusts and each of the trusts have entered into a service agreement with Thorndale Farm, LLC, of which Mr. Thorne is the CEO. As such, Mr. Thorne may be deemed to have beneficial ownership of the shares held by each such trust. Mr. Thorne disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Includes 27,062 shares of our common stock held by the Trust Under Will of O.L. Thorne FBO Charlotte T. Bordeaux, 24,040 shares of our common stock held by the Trust Under Will of O.L. Thorne FBO Oakleigh B. Thorne, 7,908 shares of our common stock held by the Oakleigh L. Thorne Trust Under Agreement FBO Oakleigh B. Thorne, 9,328 shares of our common stock held by the Oakleigh L. Thorne Trust Under Agreement FBO Charlotte T. Bordeaux, 5,257 shares of our common stock held by the Oakleigh B. Thorne Dynasty Trust 2011, 2,751 shares of our common stock held by the 2007 Restatement of the Oakleigh B. Thorne Trust dated October 12, 1995 and 2,150 shares of our common stock held by the Charlotte Bordeaux Dynasty Trust 2011. Mr. Thorne is the co-trustee of each of the foregoing trusts and as such may be deemed to have beneficial ownership of the shares held by such trusts. Mr. Thorne disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Includes 3,348 shares of our common stock held by the Oakleigh B. Thorne 2011 3 Year Annuity Trust and 6,148 shares of our common stock held by the 2005 Restatement of the Oakleigh Thorne Trust dated June 23, 1997. Mr. Thorne is the trustee of each of the foregoing trusts and as such may be deemed to have beneficial ownership of the shares held by such trusts. Mr. Thorne disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Includes 52,088 shares of our common stock held by TACA Thorne LLC and 51,460 shares of our common stock held by TACA II Thorne LLC. The shares owned directly by each of TACA Thorne LLC and TACA II Thorne LLC are beneficially owned indirectly by OTAC (Thorne) LLC, the managing member of TACA Thorne LLC and TACA II Thorne LLC. Mr. Thorne is the manager and sole member of OTAC LLC and as such may be deemed to have beneficial ownership of the shares held by TACA Thorne LLC and TACA II Thorne LLC. Mr. Thorne disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Includes 81 shares of our common stock held by Irene Banning, 279 shares held by Pauline Joerger and 1,296 shares held by the Oakleigh Thorne GST Trust III. Each of the foregoing holders has entered into a service agreement with Thorndale Farm, LLC, of which Mr. Thorne is the CEO. As such, Mr. Thorne may be deemed to have beneficial ownership of the shares held by such entities. Mr. Thorne disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Excludes shares of our common stock held by AC Partners LLLP of which Mr. Thorne may be deemed to share beneficial ownership. Blumenstein/Thorne Information Partners II, L.P. and Blumenstein/Thorne Aircell Partners, L.P. are each the general partner of AC Partners LLLP and as such may be deemed to have beneficial ownership of the shares held by AC Partners LLLP. Blumenstein/Thorne Information Partners L.L.C. is the general partner of Blumenstein/Thorne Information Partners II, L.P., Blumenstein/Thorne Aircell Partners, L.P. and BTIP II 2008, L.P. Mr. Thorne holds a 50% voting interest in Blumenstein/Thorne Information Partners L.L.C. and as such may be deemed to share beneficial ownership. Mr. Thorne disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Excludes shares of common stock owned by other parties to the current stockholders’ agreement prior to the offering of which the Thorne Entities may be deemed to share beneficial ownership. Mr. Thorne is a director of Gogo and co-Founder of Blumenstein/Thorne Information Partners, L.L.C.

The address of each of the foregoing persons or entities is c/o Thorndale Farm, LLC, PO Box 258, Millbrook, NY 12545.

(3)	Excludes shares of our common stock held by parties to the current stockholders’ agreement of which AC Partners LLLP may be deemed to share beneficial ownership. The address for AC Partners LLLP is c/o Blumenstein/Thorne Information Partners II, L.P., 270 East Westminster Avenue, Lake Forest, IL 60045.

(4)	Excludes shares of our common stock held by parties to the current stockholders’ agreement of which Mr. LeMay may be deemed to share beneficial ownership. Mr. LeMay disclaims beneficial ownership of the shares held by the parties to the current stockholders’ agreement.

(5)	Excludes 39,768 shares of our common stock held by AC Partners LLLP, but includes 5,035 shares of our common stock held by Blumenstein/Thorne Information Partners II, L.P. and includes 2,487 shares of our common stock held by BTIP II 2008, L.P. of which Mr. Blumenstein may be deemed to share beneficial ownership. Blumenstein/Thorne Information Partners II, L.P. and Blumenstein/Thorne Aircell Partners, L.P. are each the general partner of AC Partners LLLP and as such may be deemed to have beneficial ownership of the shares held by AC Partners LLLP. Blumenstein/Thorne Information Partners L.L.C. is the general partner of Blumenstein/Thorne Information Partners II, L.P., Blumenstein/Thorne Aircell Partners, L.P. and BTIP II 2008, L.P. Mr. Blumenstein is the managing member of Blumenstein/Thorne Information Partners L.L.C. and as such may be deemed to have beneficial ownership of the shares beneficially owned by Blumenstein/Thorne Information Partners L.L.C. Mr. Blumenstein is a director of Gogo and President and co-Founder of Blumenstein/Thorne Information Partners, L.L.C. Mr. Blumenstein disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Excludes 10,354 shares of our common stock held by Thorne AC Affiliates, LLC and 5,731 shares of our common stock held by Thorne AC Affiliates II, LLC. Mr. Blumenstein is the managing member of Thorne AC Affiliates, LLC and Thorne AC Affiliates II, LLC. and as such may be deemed to have beneficial ownership of the shares held by Thorne AC Affiliates LLC and Thorne AC Affiliates II, LLC. Mr. Blumenstein disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(6)	Excludes shares of our common stock held by the Ripplewood Holdings funds, each an affiliate of Ripplewood Holdings, of which they may be deemed to share beneficial ownership. Messrs. Lavine, Minnetian and Williams are directors of Gogo and managing directors of Ripplewood Holdings L.L.C. Such persons disclaim beneficial ownership of the shares held by the Ripplewood Holdings funds.

(7)	Excludes the director or officer’s proportionate interest in the following number of shares held by AC Management LLC: Mr. LeMay, 2,742 shares; Mr. Blumenstein, 2,742 shares; Mr. Crandall, 78 shares; Mr. Chari, 196 shares; Mr. Wade, 48 shares; all directors and officers as a group, 6,418 shares.

(8)	Includes shares of common stock issuable upon the exercise of options granted pursuant to our Stock Option Plan, which were unexercised as of January 31, 2012 but were exercisable within a period of 60 days from such date. These amounts include the following number of shares of common stock for the following individuals: Mr. LeMay 1,672; Mr. Small 5,516; Mr. Smagley 300; Mr. ElDifrawi 500; Mr. Chari 210; Mr. Wade 320; Mr. Blumenstein 120; Mr. Crandall 120; all executive officers and directors as a group 10,076.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and Approval of Transactions with Related Persons

Upon completion of this offering, we intend to adopt a related person transactions policy pursuant to which our executive officers, directors and principal stockholders, including their immediate family members, will not be permitted to enter into a related person transaction with us without the consent of our Audit Committee, another independent committee of our Board or the full Board. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members, in which the amount involved exceeds $120,000, will be required to be presented to our Audit Committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our Audit Committee any such related person transaction. In approving or rejecting the proposed transaction, our Audit Committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person’s interest in the transaction and, if applicable, the impact on a director’s independence. Under the policy, if we should discover related person transactions that have not been approved, our Audit Committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction. A copy of our related person transactions policy will be available on our website.

Related Party Transactions

In addition to the registration rights agreement described elsewhere in this prospectus (see “Description of Capital Stock”), the following is a description of each transaction and series of transactions since January 1, 2009 and each currently proposed transaction to which we were a party or will be a party in which:

•	the amounts involved exceed or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our common stock or our preferred stock, or any member of their immediate family or person sharing their household, had or will have a direct or indirect material interest.

Employment Agreements and Indemnification Agreements

The Company is party to various employment agreements with its directors and executive officers. See “Executive Compensation—Compensation Discussion and Analysis—Employment Agreements” for more information regarding these employment agreements.

Prior to the completion of this offering, we plan to enter into indemnification agreements with each of our directors and executive officers and certain other key employees. See “Description of Capital Stock—Limitations on Liability and Indemnification” for more information regarding these agreements.

Current Stockholders’ Agreement

All owners of shares of our company’s stock are parties to the current stockholders’ agreement, dated as of December 31, 2009, as subsequently amended. The current stockholders’ agreement contains, among other things, provisions relating to the company’s governance, transfer restrictions, tag-along rights, drag-along rights, preemptive rights, related party transaction procedures and confidentiality restrictions. The current stockholders’ agreement also provides that certain stockholders have the right to appoint certain members of the company’s board of directors, provided that those stockholders maintain minimum ownership requirements of the company’s common stock. The current stockholders’ agreement will terminate in accordance with its terms upon the closing of this offering.

Bridge Notes

During fiscal year 2009, we issued $207.8 million of Senior Subordinated Secured Convertible Promissory Notes, which we refer to as our Bridge Notes, primarily to parties that are members, or whose affiliates are members, of our Board of Directors. Such Bridge Notes were converted into preferred stock as part of our corporate restructuring on December 31, 2009.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of          shares of common stock, par value $0.0001 per share and          shares of undesignated preferred stock, par value $         per share. The following descriptions of our capital stock, Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are intended as summaries only and are qualified in their entirety by reference to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which will become effective upon the completion of this offering and are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Holders of common stock will be entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•

to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

•

upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Any dividends declared on the common stock will not be cumulative.

The holders of our common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by us. Except as otherwise required by law, holders of the common stock will not be entitled to vote on any amendment or certificate of designation relating to the terms of any series of preferred stock if the holders of the affected series are entitled to vote on such amendment or certificate of designation under the certificate of incorporation.

Before the date of this prospectus, there has been no public market for our common stock.

Preferred Stock

Upon completion of this offering, under our Amended and Restated Certificate of Incorporation, our Board of Directors will have the authority, without further action by our stockholders, except as described below, to issue up to          shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon completion of the offering, no shares of our authorized preferred stock will be outstanding. Because the Board of Directors will have the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Registration Rights

On December 31, 2009, we entered into a registration rights agreement, or the “Registration Rights Agreement,” with certain of our stockholders party thereto. The following description of the terms of the

Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement filed as an exhibit to the registration statement of which this prospectus is a part. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions and certain counsel or advisor fees as described therein, of the shares registered pursuant to the demand and piggyback registrations described below.

The demand and piggyback registration rights described below will commence 180 days after the closing of this offering and with respect to shareholders who held our Class A Senior Convertible Preferred Stock prior to it being converted into our common stock will be in effect for the following eighteen months, while the registration rights for our other stockholders with such rights shall continue perpetually. We are not required to effect more than two demand registrations in any 12-month period or any demand registration within 180 days following the date of effectiveness of any other Registration Statement. If the Board of Directors (or an authorized committee thereof), in its reasonable good faith judgment determines that the filing of a Registration Statement will materially affect a significant transaction or would force the company to disclose confidential information which is adverse to the Company’s interest, then the Board of Directors may delay a required Registration Filing for periods of up to 90 days, so long as the periods do not aggregate to more than 120 days in a twelve-month period. Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights. Under the terms of the Registration Rights Agreement, the holders of                  shares of our common stock may, under certain circumstances and provided they meet certain thresholds described in the Registration Rights Agreement, make a written request to us for the registration of the offer and sale of all or part of the shares subject to such registration rights, or Registrable Securities. If we are eligible to file a registration statement on Form S-3 or any successor form with similar “short-form” disclosure requirements, the holders of Registrable Securities may make a written request to us for the registration of the offer and sale of all or part of the Registrable Securities provided that the Registrable Securities to be registered under such short-form registration have an aggregate market value, based upon the offering price to the public, equal to at least $15.0 million.

Piggyback Registration Rights. If we register the offer and sale of any of our securities (other than a registration statement relating to an initial public offering or on Form S-4 or S-8 or any successor form for securities to be offered in a transaction of the type referred to in Rule 145 under the Securities Act or to employees of the Company pursuant to any employee benefit plan, respectively) either on our behalf or on the behalf of other security holders, the holders of the Registrable Securities under the Registration Rights Agreement are entitled to include their Registrable Securities in the registration subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The managing underwriters of any underwritten offering may limit the number of Registrable Securities included in the underwritten offering if the underwriters believe that including these shares would have a materially adverse effect on the offering. If the number of Registrable Securities is limited by the managing underwriter, the securities to be included first in the registration will depend on whether we or certain holders of our securities initiate the Piggyback registration. If we initiate the Piggyback registration, we are required to include in the offering (i) first, the securities we propose to sell and (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder. If the holder of Registrable Securities initiates the Piggyback registration, it is required to include in the offering (i) first, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder and (ii) second, the securities we propose to sell.

Certain Certificate of Incorporation, By-Law and Statutory Provisions

The provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of their terms.

Classified Board of Directors. Upon completion of this offering, in accordance with the terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, our Board of Directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Our Amended and Restated Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least a majority of our voting stock, and that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled only by vote of a majority of our directors then in office. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Special Meetings of Stockholders. Our Amended and Restated Bylaws will provide that a special meeting of stockholders may be called only by the chairman of our Board of Directors or by a resolution adopted by a majority of our Board of Directors. Stockholders will not be permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our Board request the calling of a special meeting of stockholders, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

No Stockholder Action by Written Consent. Our Amended and Restated Certificate of Incorporation will provide that stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent in lieu of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the Board of Directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Stockholder Advance Notice Procedure. Our Amended and Restated Bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The Amended and Restated Bylaws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to or mailed and received by us not less than 90 days nor more than 120 days before the anniversary date of the preceding annual meeting, except that if the annual meeting is set for a date that is not within 30 days before or 60 days after such anniversary date, we must receive the notice not later than the close of business on the fifth day following the day on which we provide the notice or public disclosure of the date of the meeting. The notice must include the following information:

•	the name and address of the stockholder who intends to make the nomination and the name and address of the person or persons to be nominated or the nature of the business to be proposed;

•

a representation that the stockholder is a holder of record of our capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

•

if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by the stockholder;

•

such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed under the SEC’s proxy rules if the nominee had been nominated, or intended to be nominated, or the matter had been proposed, or intended to be proposed, by the board of directors;

•	if applicable, the consent of each nominee to serve as a director if elected; and

•	such other information that the board of directors may request in its discretion.

Limited Ownership by Foreign Entities

The Communications Act and FCC regulations impose restrictions on foreign ownership of FCC licensees. These requirements generally forbid more than 20% ownership or control of an FCC licensee by non-U.S. citizens directly and more than 25% ownership of a licensee indirectly (e.g., through a parent company) by non-U.S. citizens. Since we serve as a holding company for our FCC licensee subsidiary, AC BidCo LLC, we are effectively restricted from having more than 25% of our stock owned or voted directly or indirectly by foreign individuals or entities, including corporations, partnerships or limited liability companies. The FCC may, in certain circumstances and upon application for prior approval by the FCC, authorize foreign ownership in the licensee’s parent in excess of these percentages if the FCC finds it to be in the public interest. Our corporate charter and bylaws include provisions that permit our board of directors to take certain actions in order to comply with FCC regulations regarding foreign ownership, including but not limited to, a right to redeem shares of common stock from non-U.S. citizens.

To the extent necessary to comply with the Communications Act and FCC rules and policies, our board of directors may (i) redeem shares of our common stock sufficient to eliminate any violation of FCC rules and regulations on the terms and conditions set forth in our Amended and Restated Certificate of Incorporation; (ii) take any action it believes necessary to prohibit the ownership or voting of more than 25% of our outstanding capital stock in the aggregate by or for the account of non-United States citizens or their representatives or by a foreign government or representative thereof or by any entity organized under the laws of a foreign country (collectively, “Aliens”), or by any other entity (a) that is subject to or deemed to be subject to control by Aliens on a de jure or de facto basis or (b) owned by, or held for the benefit of Aliens in a manner that would cause Gogo Inc. or AC BidCo LLC to be in violation of the Communications Act or FCC regulations; (iii) prohibit any transfer of our stock which we believe could cause more than 25% of our outstanding capital stock in the aggregate to be owned or voted by or for persons or entities identified in the foregoing clause (i); and (iv) prohibit the ownership, voting or transfer of any portion of our outstanding capital stock to the extent the ownership, voting or transfer of such portion would cause Gogo Inc. or AC BidCo LLC to violate or would otherwise result in violation of any provision of the Communications Act or FCC regulations.

Limitations on Liability and Indemnification

Our Amended and Restated Certificate of Incorporation will contain provisions permitted under Delaware General Corporation Law relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the Delaware General Corporation Law. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our Amended and Restated Certificate of Incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our Amended and Restated Bylaws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law and other applicable law, except in the case of a proceeding instituted by the director without the approval of our Board. Our Amended and Restated Bylaws will provide that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Prior to the completion of this offering, we expect to enter into an indemnification agreement with each of our directors and executive officers. The indemnification agreement will provide our directors and executive officers with contractual rights to the indemnification and expense advancement rights provided under our bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Market Listing

We will apply for listing our common stock on the          under the symbol “GOGO.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             .

SHARES AVAILABLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Some shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale some of which are described below. Sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Securities

After this offering,          shares of our common stock will be outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining          shares of our common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Lock-up Agreements

All of our directors and executive officers and the holders of substantially all of our securities have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of each of (i) our board of directors and (ii) only following the prior written consent of our board of directors, Morgan Stanley & Co. LLC for a period of 180 days, subject to possible extension under certain circumstances, after the date of this prospectus. These agreements are described below under “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Approximately          shares of our common stock that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the closing of this offering.

Beginning 90 days after the date of this prospectus, and subject to the lock up agreements described above, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering, assuming an initial public offering price of $             per share (which is the mid-point of the price range set forth on the cover page of this prospectus); and

•

the average weekly trading volume in our common stock on the              during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Equity Incentive Plans

Prior to completion of this offering, we had two employee share-based incentive plans: AC Management LLC Plan and The Aircell Holdings Inc. Stock Option Plan. We expect to adopt a new omnibus equity incentive plan, prior to the completion of this offering, to enable the Company to better align our compensation programs with those typical of companies with publicly traded securities

As of January 31, 2012, we had outstanding 38,024 options to purchase shares of common stock, of which 9,174 options to purchase shares of common stock were vested, and 7,975 shares were held under the AC Management LLC Plan. Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issuable upon exercise of outstanding options as well as all shares of our common stock reserved for future issuance under our equity plans. Please see “Executive Compensation—Incentive Plans” for additional information regarding these plans. Shares of our common stock issued under the S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of approximately              shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” If these shares are registered, they will be freely tradable without restriction under the Securities Act.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase our common stock pursuant to this offering and hold such common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on the Code, the U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, brokers, dealers or traders in securities, commodities or currencies or other Non-U.S. Holders that mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, controlled foreign corporations, passive foreign investment companies, tax-exempt entities, certain former citizens or residents of the United States, persons deemed to sell our common stock under the constructive sale provisions of the Code, or Non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift or alternative minimum tax considerations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	an individual who is neither a citizen nor a resident of the United States;

•	a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business within the United States; or

•

a trust unless (i) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our common stock, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner and upon certain determinations made at the partner level. Any such entity should consult its own tax advisor regarding the U.S. federal tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our common stock.

PERSONS CONSIDERING AN INVESTMENT IN OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE, GIFT AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

As described in the section entitled “Dividend Policy,” we do not currently expect to declare or pay dividends on our common stock for the foreseeable future. Subject to the discussion below under “—Payments to Foreign Financial Institutions and Non-financial Foreign Entities” and “—Information Reporting and Backup Withholding”, if we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of a share of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in such share of our common stock, and then as gain realized on the sale or other disposition of the common stock and will be treated as described under the section entitled “—Sale, Exchange or Other Disposition of Common Stock” below.

Distributions treated as dividends on our common stock that are paid to or for the account of a Non-U.S. Holder and are not effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally, Internal Revenue Service (“IRS”) Form W-8BEN) required to claim benefits under such tax treaty to the applicable withholding agent prior to the payment of the dividends. Non-U.S. Holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder (and, if required by an applicable tax treaty that a Non-U.S. Holder relies upon, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), such dividend generally will not be subject to the 30% U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is a corporation may be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion below under “—Payments to Foreign Financial Institutions and Non-financial Foreign Entities” and “—Information Reporting and Backup Withholding”, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on the sale, exchange or other disposition of our common stock unless:

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five year period ending on the date of such sale, exchange or disposition and (ii) such Non-U.S. Holder’s holding period with respect to our common stock, and certain other conditions are met;

•

such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty) and, if it is a corporation, may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty) on all or a portion of its effectively connected earnings and profits for the taxable year, subject to certain adjustments; or

•	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange or disposition and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not believe that we are, and we do not presently anticipate that we will become, a United States real property holding corporation.

Payments to Foreign Financial Institutions and Non-financial Foreign Entities

Payments of any dividend on, or any gross proceeds from the sale, exchange or other disposition of, our common stock to a Non-U.S. Holder that is a “foreign financial institution” or a “non-financial foreign entity” (to the extent such dividend or any gain from such sale, exchange or disposition is not effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder) generally will be subject to the U.S. federal withholding tax at the rate of 30% unless such Non-U.S. Holder complies with certain additional U.S. reporting requirements or an exception otherwise applies.

For this purpose, a foreign financial institution includes, among others, a non-U.S. entity that (i) is a bank, (ii) holds, as a substantial portion of its business, financial assets for the account for others or (iii) is engaged (or holds itself out as being engaged) primarily in the business of investing, reinvesting or trading in securities, partnership interests, commodities or any interest in securities, partnership interests or commodities (as such terms are defined in the Code). A foreign financial institution generally will be subject to this 30% U.S. federal withholding tax unless it (i) enters into an agreement with the IRS pursuant to which such foreign financial institution agrees (x) to comply with certain information, verification, due diligence, reporting, and other procedures established by the IRS with respect to “United States accounts” (generally depository or custodial accounts maintained by a foreign financial institution (as well as non-traded debt or equity interests in such foreign financial institution) held by one or more “specified United States persons” or foreign entities with one or more “substantial United States owners” (as such terms are defined in the Code) and (y) to withhold on (1) its account holders that either fail to comply with reasonable requests for certain information as specified in the Code or fail to provide certain permissible waivers and (2) its account holders that are foreign financial institutions that do not enter into such an agreement with the IRS or (ii) is otherwise exempted by the IRS in future guidance.

A non-financial foreign entity generally will be subject to this 30% U.S. federal withholding tax unless such entity (i) provides the applicable withholding agent with either (x) a certification that such entity does not have any “substantial United States owners” (as defined in the Code) or (y) information regarding the name, address and taxpayer identification number of each “substantial United States owner” of such entity or (ii) is otherwise exempted by the IRS in future guidance. These reporting requirements generally will not apply to certain specified types of entities, including, but not limited to, a corporation the stock of which is regularly traded on an established securities market and certain affiliated corporations, foreign governments and international organizations.

Although this legislation currently applies to applicable payments made after December 31, 2012, the IRS has recently issued proposed Treasury regulations providing that the withholding provisions described above will generally apply to payments of dividends on our common stock made on or after January 1, 2014, and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2015.

Non-U.S. Holders should consult their own tax advisor regarding the application of these withholding and reporting rules.

Information Reporting and Backup Withholding

Generally, the amount of dividends on our common stock paid to a Non-U.S. Holder, the name and address of the recipient and the amount of any tax withheld from such dividends must be reported annually to the IRS and to the Non-U.S. Holder. In addition, separate information reporting and backup withholding rules that apply to payments to certain U.S. persons generally will not apply to payments with respect to our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

In the case of an individual Non-U.S. Holder, shares of our common stock owned or treated as owned at such time by such individual will be included in his or her gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and UBS Securities LLC are acting as joint bookrunners and Morgan Stanley & Co. LLC is acting as the representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
UBS Securities LLC
Allen & Company LLC
Evercore Group L.L.C.
William Blair & Company, L.L.C.
Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior contract for sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or, in the case of a default with respect to the shares covered by the underwriters’ over-allotment described below, the underwriting agreement may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $        a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $        a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional        shares of common stock.

Total
	Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses being paid by us, exclusive of the underwriting discounts and commissions, are approximately $            .

We have applied to list our common stock on              under the trading symbol “GOGO.”

We and all directors and officers and the holders of substantially all of our outstanding stock, and stock options have agreed that, without the prior written consent of each of (i) our board of directors and (ii) only following the prior written consent of our board of directors, Morgan Stanley & Co. LLC on behalf of the underwriters, and subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of each of (i) our board of directors and (ii) only following the prior written consent of our board of directors, Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•

transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the initial offering of the shares of common stock, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift, by will or by intestacy;

•	distributions of shares of common stock or any security convertible into common stock to general or limited partners, members or stockholders of those persons subject to such restrictions;

•

transfers of shares of common stock or any security convertible into common stock to partnerships or limited liability companies for the benefit of the immediate family of those subject to a lock-up agreement and the partners and members of which are only such persons and the immediate family of such persons;

•	transfers of shares of common stock or any security convertible into common stock to affiliates of those subject to a lock-up agreement;

•

distributions of shares of common stock or any security convertible into common stock to any trust for the direct or indirect benefit of those subject to a lock-up agreement or the immediate family of such persons or to a trustor or beneficiary of such trust;

•

dispositions of shares of common stock to us (A) to satisfy tax withholding obligations in connection with the exercise of options to purchase common stock or (B) in connection with our rights to redeem or cause the disposition of shares of common stock in order to ensure our compliance with the Communications Act;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of us or any person subject to such restrictions; or

•

transfers of shares pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control of us, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by such person shall remain subject to the restrictions contained in the lock-up agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own accounts. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters may from time to time in the future provide us with investment banking, financial advisory or other services for which they may receive customary compensation.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative. Among the factors to be considered in determining the initial public offering price will be the future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. We cannot assure you that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. Various legal matters related to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, District of Columbia.

EXPERTS

The consolidated financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto because some parts have been omitted in accordance with the rules and regulations of the SEC. You will find additional information about us and the common stock being sold in this offering in the registration statement and the exhibits thereto. For further information with respect to the Company and the common stock being sold in this offering, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. Copies of the registration statement, including the exhibits and schedules thereto, are also available at your request, without charge, from Gogo Inc., 1250 North Arlington Heights Rd., Suite 500, Itasca, IL 60143.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent registered public accounting firm, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. Upon completion of this offering, you will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through our websites (www.aircell.com and www.gogoair.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. None of the information contained on, or that may be accessed through our websites or any other website identified herein is part of, or incorporated into, this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

Gogo Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except share and per share data)

	September 30, 2011	Pro forma September 30, 2011 (Note 1)
Assets
Current assets:
Cash and cash equivalents	$53,031	$53,031
Restricted cash	213	213
Accounts receivable, net of allowances of $87	13,942	13,942
Inventories	7,473	7,473
Prepaid expenses and other current assets	4,227	4,227

Total current assets	78,886	78,886

Non-current assets:
Property and equipment, net	145,346	145,346
Intangible assets, net	50,628	50,628
Goodwill	620	620
Long-term restricted cash	495	495
Other non-current assets	1,257	1,257

Total non-current assets	198,346	198,346

Total assets	$277,232	$277,232

Liabilities and Stockholders’ deficit
Current liabilities:
Accounts payable	$8,916	$8,916
Accrued liabilities	22,596	22,596
Deferred revenue	3,924	3,924
Deferred airborne lease incentive	1,693	1,693
Current portion of long-term notes payable and capital leases	447	447

Total current liabilities	37,576	37,576

Non-current liabilities:
Derivative liabilities	38,700	—
Deferred airborne lease incentive	13,142	13,142
Deferred rent	3,565	3,565
Deferred tax liabilities	3,787	3,787
Long-term notes payable	2,142	2,142
Asset retirement obligations	2,044	2,044
Other non-current liabilities	273	273

Total non-current liabilities	63,653	24,953

Total liabilities	101,229	62,529

Commitments and contingencies

Redeemable preferred stock
Class A senior convertible preferred stock, par value $0.01 per share; 15,000 shares authorized at September 30, 2011; 14,126 shares issued and outstanding at September 30, 2011	148,090	—
Class B senior convertible preferred stock, par value $0.01 per share; 30,000 shares authorized at September 30, 2011; 22,488 shares issued and outstanding at September 30, 2011	243,539	—
Junior convertible preferred stock, par value $0.01 per share; 20,000 shares authorized at September 30, 2011; 19,070 shares issued and outstanding at September 30, 2011	146,501	—

Total preferred stock	538,130	—

Stockholders’ deficit
Common stock, par value $0.0001 per share; 1,000,000 shares authorized at September 30, 2011 and pro forma September 30, 2011; 73,975 and 652,562 shares issued at September 30, 2011 and pro forma September 30, 2011, respectively; and 66,000 and 644,587 shares outstanding at September 30, 2011 and pro forma September 30, 2011, respectively	—	—
Additional paid-in-capital	63,707	640,537
Accumulated deficit	(425,834)	(425,834)

Total stockholders’ equity (deficit)	(362,127)	214,703

Total liabilities and stockholders’ equity (deficit)	$277,232	$277,232

See the Notes to Unaudited Condensed Consolidated Financial Statements

Gogo Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	For the Nine Months Ended September 30,
	2011	2010
Statements of Operations
Revenues:
Service revenue	$72,923	$35,556
Equipment revenue	40,850	24,544

Total revenues	113,773	60,100
Operating expenses
Cost of service revenue (exclusive of items shown below)	38,012	32,095
Cost of equipment revenue (exclusive of items shown below)	16,738	9,760
Engineering, design and development	17,302	15,478
Sales and marketing	17,714	18,006
General and administrative	26,054	28,511
Depreciation and amortization	24,430	22,674

Total operating expenses	140,250	126,524

Operating loss	(26,477)	(66,424)

Other (income) expense:
Interest income	(57)	(84)
Interest expense	200	9
Fair value derivative adjustment	(29,680)	47,991
Other expense	40	—

Total other (income) expense	(29,497)	47,916

Income (loss) before incomes taxes	3,020	(114,340)
Income tax provision	650	3,035

Net income (loss)	2,370	(117,375)
Class A and Class B senior convertible preferred stock return	(20,571)	(13,401)
Accretion of preferred stock	(7,619)	(6,226)

Net loss attributable to common stock	$(25,820)	$(137,002)

Net loss attributable to common stock per share—basic	$(391.21)	$(2,075.79)

Net loss attributable to common stock per share—diluted	$(391.21)	$(2,075.79)

Weighted average number of shares—basic	66	66

Weighted average number of shares—diluted	66	66

Pro forma net loss attributable to common stock per share—basic	$(46.21)

Pro forma net loss attributable to common stock per share—diluted	$(46.21)

Pro forma weighted average number of shares—basic	591

Pro forma weighted average number of shares—diluted	591

See the Notes to Unaudited Condensed Consolidated Financial Statements

Gogo Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	For the Nine Months Ended September 30,
	2011	2010
Operating activities:
Net income (loss)	$2,370	$(117,375)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	24,430	22,674
Fair value derivative adjustment	(29,680)	47,991
Loss on asset disposals/abandonments	647	2,765
Deferred income taxes	577	3,035
Stock compensation expense	1,253	1,300
Changes in operating assets and liabilities:
Accounts receivable	765	(1,414)
Inventories	(1,624)	239
Prepaid expenses and other current assets	(1,469)	(1,218)
Other non-current assets	(73)	(425)
Accounts payable	(1,405)	(7,564)
Accrued liabilities	3,383	(1,346)
Deferred revenue	1,602	1,921
Deferred airborne lease incentive	4,226	6,672
Other non-current liabilities	(192)	(138)

Net cash provided by (used in) operating activities	4,810	(42,883)

Investing activities:
Proceeds from the sale of property and equipment	—	22
Purchases of property and equipment	(21,063)	(27,425)
Acquisition of intangible assets—capitalized software	(7,130)	(6,264)
Decrease in investing restricted cash	1,590	1,549

Net cash used in investing activities	(26,603)	(32,118)

Financing activities:
Proceeds from issuance of preferred stock	55,386	28,500
Proceeds from credit facility	520	—
Payment of debt including capital leases	(22)	(45)
Decrease in financing restricted cash	57	—

Net cash provided by financing activities	55,941	28,455

Increase (decrease) in cash and cash equivalents	34,148	(46,546)
Cash and cash equivalents at beginning of period	18,883	68,452

Cash and cash equivalents at end of period	$53,031	$21,906

Supplemental Cash Flow Information:
Cash paid for interest	$181	$—
Noncash Investing and Financing Activities:
Purchases of property and equipment in current liabilities	$7,387	$4,773
Purchases of property and equipment paid by commercial airlines	450	1,275
Purchases of property and equipment under capital leases	214	—
Acquisition of intangible assets—capitalized in current liabilities	699	875
Asset retirement obligation incurred	133	403
Class A and Class B senior convertible preferred stock return	20,571	13,401
Accretion of preferred stock	7,619	6,226

See the Notes to Unaudited Condensed Consolidated Financial Statements

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

1. Basis of Presentation

The Business—Gogo Inc. (“we, us, our,” etc.) is a holding company, which through two wholly owned operating subsidiaries, is a provider of in-flight connectivity and wireless in-cabin digital entertainment solutions. We operate our business through our two operating segments: commercial aviation, or CA, and business aviation, or BA. Our CA business provides “Gogo®” branded in-flight connectivity and wireless digital entertainment solutions to commercial airline passengers, using our nationwide network of cell towers (the “ATG network”), our airborne equipment, and our exclusive nationwide air-to-ground (“ATG”) spectrum. Our BA business provides equipment for in-flight connectivity along with voice and data services to the business aviation market. BA services include Gogo Biz, our in-flight broadband service that utilizes both our ATG network and our ATG spectrum, and satellite-based voice and data services through strategic alliances with satellite companies.

On June 15, 2011 we officially changed our name from Aircell Holdings Inc. to Gogo Inc. to enhance brand awareness with our customers.

Basis of Presentation—The accompanying unaudited condensed consolidated financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and in conformity with Article 10 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, they do not include all the information and notes required by GAAP for complete financial statements.

In the opinion of management, all adjustments considered necessary for a fair presentation of the results of interim periods have been made. All adjustments are of a normal, recurring nature, except as otherwise disclosed. All inter-company transactions and balances have been eliminated. The unaudited condensed consolidated financial statements presented herein include the financial statements of our wholly-owned subsidiaries and of our affiliate, AC Management LLC (“ACM”).

We are the managing member of ACM, an affiliate whose units are owned by members of management. ACM was established for the sole purpose of providing an ownership stake in us to members of management, and ACM’s transactions effectively represent a share-based compensation plan. Since we are the managing member of ACM and thereby control ACM, including controlling which members of management are granted ownership interests, ACM is included in our consolidated financial statements.

The results of operations and cash flows for the nine month period ended September 30, 2011 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2011.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates the significant estimates and bases such estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. However, actual results could differ materially from those estimates.

Unaudited Pro Forma Condensed Consolidated Balance Sheet—Upon the consummation of our initial public offering, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The September 30, 2011 unaudited pro forma condensed consolidated balance sheet data has been prepared assuming the conversion of the convertible preferred stock outstanding into 578,587 shares of common stock. The conversion of our convertible preferred stock into common stock also results in the reclassification of our $38.7 million derivative liability into additional paid-in capital.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

2. Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) update No. 2009-13, Revenue Recognition (“ASU 2009-13”), which addresses the accounting for multiple deliverable arrangements to enable vendors to account for products and/or services (deliverables) separately rather than as a combined unit. Specifically, the guidance amends the criteria in ASC 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple deliverable arrangements. The guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence, (b) third-party evidence, or (c) estimates. The guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, the guidance significantly expands required disclosures related to a vendor’s multiple deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and as such we adopted the provisions of ASU 2009-13 on January 1, 2011. The adoption of ASU 2009-13 did not to have a material impact on our financial position, results of operations or cash flows.

In May 2011, FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. We will adopt this guidance as of January 1, 2012. Adoption of this guidance is not expected to have a material impact on our financial position, results of operations or cash flows.

In June 2011, FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220) (“ASU 2011-05”) which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, Comprehensive Income (“ASC 220”), and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the statement of operations format used today, and the second statement would include components of other comprehensive income (“OCI”). ASU 2011-05 does not change the items that must be reported in OCI. In October 2011, the FASB tentatively decided to indefinitely defer the provisions to require entities to present the adjustment of items reclassified from OCI to net income in both net income and OCI. The remaining provisions of ASU 2011-05 are effective for fiscal years beginning after December 15, 2011 and must be applied retrospectively for all periods presented in the financial statements. As ASU 2011-05 impacts only financial statement presentation and since we currently do not have any items that qualify as OCI, the adoption of ASU 2011-05 is not expected to have a material impact on our financial position, results of operations or cash flows.

On September 15, 2011, the FASB issued ASU 2011-08, Intangibles-Goodwill and Other (Topic 350) (“ASU 2011-08”) which amends the guidance in ASC 350-20 on testing goodwill for impairment for fiscal years beginning after December 15, 2011. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that it is more-likely-than-not that the fair value of the reporting unit is less than the carrying amount, the two-step impairment test would be required. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

does it revise the requirement to test goodwill annually for impairment. In addition, ASU 2011-08 does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. As ASU 2011-08 only impacts how goodwill is tested for impairment, it is not expected to have a material impact on our financial position, results of operations or cash flows.

3. Net Loss Per Share

Basic and diluted net loss per share have been calculated in accordance with ASC 260, Earnings Per Share (“ASC 260”), using the weighted-average number of common shares outstanding for the period. Our Class A Senior Convertible Preferred Stock (“Class A Preferred Stock”), Class B Senior Convertible Preferred Stock (“Class B Preferred Stock”) and Junior Convertible Preferred Stock (“Junior Preferred Stock”) are all considered participating securities requiring the two-class method to calculate basic and diluted earnings per share. In periods of a net loss attributable to common stock, the three classes of preferred stock are excluded from the computation of basic earnings per share due to the fact that they are not required to fund losses or the redemption amount is not reduced as a result of losses.

For the nine month periods ended September 30, 2011 and 2010 all outstanding ACM units, stock options, and convertible preferred stock were excluded from the computation of diluted shares outstanding because they were anti-dilutive.

The following table sets forth the computation of basic and diluted earnings per share using the two-class method (in thousands, except per share amounts):

	For the Nine Months Ended September 30,
	2011	2010
Net income (loss)	$2,370	$(117,375)
Less: Preferred stock return	20,571	13,401
Less: Accretion of preferred stock	7,619	6,226

Undistributed losses	$(25,820)	$(137,002)

Allocation of undistributed losses to participating security:
Common stock undistributed losses	$(25,820)	$(137,002)
Class A Preferred Stock undistributed losses	—	—
Class B Preferred Stock undistributed losses	—	—
Junior Preferred Stock undistributed losses	—	—

Undistributed losses	$(25,820)	$(137,002)

Weighted-average common shares outstanding—basic	66	66

Weighted-average common shares outstanding—diluted	66	66

Net loss attributable to common stock per share—basic	$(391.21)	$(2,075.79)

Net loss attributable to common stock per share—diluted	$(391.21)	$(2,075.79)

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

4. Inventories

Inventories consist primarily of telecommunications systems and parts and are recorded at the lower of cost (average cost) or market. We evaluate the need for write-downs associated with obsolete, slow-moving, and nonsalable inventory by reviewing net realizable inventory values on a periodic basis.

Inventories as of September 30, 2011 all of which were included within the BA segment were as follows (in thousands):

September 30, 2011
Work-in-process component parts	$6,372
Finished goods	1,101

$7,473

5. Composition of Certain Balance Sheet Accounts

Property and equipment as of September 30, 2011 were as follows (in thousands):

September 30,
2011
Office equipment, furniture, and fixtures	$10,223
Leasehold improvements	5,451
Airborne equipment	116,194
Network equipment	66,978

198,846
Accumulated depreciation	(53,500)

Property and equipment, net	$145,346

Accrued Liabilities as of September 30, 2011 consist of the following (in thousands):

September 30,
2011
Employee benefits	$7,518
Airline revenue share	2,023
Property, use, sales, and income tax	2,646
Airborne installation costs	1,150
Other	9,259

Total accrued liabilities	$22,596

6. Goodwill and Other Intangible Assets

Our intangible assets are comprised of both indefinite and finite-lived intangible assets. Intangible assets with indefinite lives and goodwill and are not amortized, but are reviewed for impairment at least annually or whenever events or circumstances indicate the carrying value of the asset may not be recoverable. We perform our annual impairment tests of our indefinite-lived intangible assets and goodwill during the fourth quarter of each fiscal year. We reevaluate the useful life of the Federal Communications Commission (the “FCC”) License

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

each reporting period to determine whether events and circumstances continue to support an indefinite useful life. The results of our annual indefinite-lived impairment and goodwill assessments in the fourth quarter of 2010 indicated no impairment.

Our finite-lived intangible assets, other than software, relate exclusively to our BA segment. We amortize our finite-lived intangible assets over their estimated useful lives. Our Intangible Assets, other than goodwill, as of September 30, 2011, were as follows (in thousands, except for weighted average remaining useful life):

		As of September 30, 2011
	Weighted Average Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Software	2.7	$41,978	$(27,409)	$14,569
Trademark/trade name	0.3	2,852	(2,690)	162
Aircell Axxess technology	3.3	4,129	(3,202)	927
OEM and dealer relationships	5.3	6,724	(3,138)	3,586
Service customer relationships	0.3	981	(916)	65

Total amortized intangible assets	2.9	56,664	(37,355)	19,309

Unamortized intangible assets:
FCC License		31,319	—	31,319

Total unamortized intangible assets		31,319	—	31,319

Total intangible assets		$87,983	$(37,355)	$50,628

Amortization expense for the nine month periods ended September 30, 2011 and 2010 were $8.2 million and $8.4 million, respectively.

Amortization expense for the next five years and for the periods thereafter is estimated to be as follows (in thousands):

Years ending December 31,	Amortization Expense
2011 (period from October 1 to December 31)	$1,814
2012	$6,477
2013	$4,720
2014	$2,913
2015	$1,610
Thereafter	$1,775

Actual future amortization expense could differ from the estimated amount as the result of future investments and other factors.

7. Warranties

Our BA segment provides warranties on parts and labor of our sealed systems. Our warranty terms range from two to five years. Warranty reserves are established for costs that are estimated to be incurred after the sale, delivery, and installation of the products under warranty. The warranty reserves are determined based on known

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

product failures, historical experience, and other available evidence, and are included in accrued liabilities in our unaudited condensed consolidated balance sheets. Our warranty balance was $0.6 million as of September 30, 2011.

8. Long-Term Debt and Other Liabilities

Alaska Financing—On November 2, 2010, we entered into a $4.1 million standby credit facility agreement (the “Alaska Facility”) with Alaska Airlines, Inc. (“Alaska Airlines”) to finance the construction of ATG network sites in Alaska. The Alaska Facility has a six-year term and an interest rate of 10% per annum, compounded and payable quarterly. As of September 30, 2011 we had $2.5 million outstanding under the Alaska Facility, leaving us with $1.6 million unused. No further draws can be made under the Alaska Facility after November 12, 2011 and principal amounts outstanding on such date will be payable in quarterly installments over a five-year period commencing on November 12, 2011, or can be prepaid at any time without premium or penalty at our option. The Alaska Facility is secured by a first-priority interest in our cell tower leases and other personal property located at the cell sites in Alaska.

The Alaska Facility contains representations and warranties and affirmative and negative covenants customary for financings of this type. There are no financial covenants; however, other covenants include limitations on liens on the collateral assets as well as mergers, consolidations, and similar fundamental corporate events, and a requirement that we continue as the in-flight connectivity service provider to Alaska Airlines.

Pursuant to our equipment and revenue agreement with Alaska Airlines, the share of service revenue (“revenue share”) we pay Alaska Airlines increases as long as any amounts are outstanding under the Alaska Facility. Alaska Airlines revenue share increases by 500 basis points for the one-year period following the first date on which our Gogo® service is used on the ATG network in Alaska, and 300 basis points thereafter, until the principal and all accrued interest is paid in full. This incremental Alaska Airlines’ revenue share was an amount less than $0.1 million for nine month period ended September 30, 2011 and is included in our unaudited condensed consolidated statements of operations as part of our interest expense.

Principal payments of our long-term debt over the next five years and thereafter are as follows (in thousands):

Long-Term
Years ending December 31,	Debt
2011 (period from October 1 to December 31)	$—
2012	$504
2013	$504
2014	$504
2015	$504
Thereafter	$504

Letters of Credit—We maintain several letters of credit with total balances of $0.7 million as of September 30, 2011. The letters of credit are issued for the benefit of the landlords at our office locations in Itasca, Illinois; Bensenville, Illinois; and Broomfield, Colorado; and for the benefit of certain vendors in the ordinary course of business.

9. Leases

Arrangements with Commercial Airlines—Pursuant to contractual agreements with most of our airline partners, we place our equipment on commercial aircraft operated by the airlines for the purpose of delivering the

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Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Gogo® service to passengers on the aircraft. We are generally responsible for the costs of installing and deinstalling the equipment. For the majority of the currently installed aircraft we maintain legal title to our equipment; however, some of our airline partners make an upfront payment and take legal title to such equipment. The majority of the equipment transactions where legal title transfers are not deemed to be sales transactions for accounting purposes because the risks and rewards of ownership are not fully transferred due to our continuing involvement with the equipment, the length of the term of our agreements with the airlines and restrictions in the agreements regarding the airlines’ use of the equipment. We account for these equipment transactions as operating leases of space for our equipment on the aircraft. The assets are recorded as Airborne Equipment on our balance sheets, as noted in Note 5 “Composition of Certain Balance Sheet Accounts.” Any upfront equipment payments are accounted for as a lease incentive and recorded as Deferred Airborne Lease Incentive on our balance sheets and are recognized as a reduction of the Cost of Service Revenue on a straight-line basis over the term of the agreement with the airline. We recognized $0.9 million and $0.3 million for the nine month periods ended September 30, 2011 and 2010, respectively, as a reduction to our Cost of Service Revenue in our unaudited condensed consolidated statements of operations. The Deferred Airborne Lease Incentive of $1.7 million as of September 30, 2011 is included in current liabilities, and $13.1 million as of September 30, 2011 is included in non-current liabilities, in our unaudited condensed consolidated balance sheets. We had no similar upfront payments prior to 2010.

The revenue share paid to the airlines represents the operating lease payment and is deemed to be contingent rental payments, as the payments due to each airline are based on a percentage of our CA service revenue generated from that airline’s passengers, which is unknown until realized. As such, we cannot estimate the lease payments due to an airline at the commencement of our contract with such airline. Rental expense related to the arrangements with commercial airlines, included in Cost of Service Revenue, is primarily comprised of these revenue share payments, offset by the amortization of the Deferred Airborne Lease Incentive discussed above, and totaled $5.7 million and $2.2 million for the nine month periods ended September 30, 2011 and 2010, respectively.

Leases and Cell Site Contracts—We have lease agreements relating to certain facilities and equipment, which are considered operating leases. Rent expense for such operating leases was $3.2 million and $3.6 million for the nine month periods ended September 30, 2011 and 2010, respectively. Additionally, we have operating leases with wireless service providers for tower space and base station capacity on a volume usage basis (“cell site leases”), some of which provide for minimum annual payments. Our cell site leases generally provide for an initial noncancelable term of up to five years with up to four five-year renewal options. Total cell site rental expense was $4.1 million and $3.9 million for the nine month periods ended September 30, 2011 and 2010, respectively.

Annual future minimum obligations for operating leases, other than the arrangements we have with our commercial airline partners, as of September 30, 2011, are as follows (in thousands):

Years ending December 31,	Operating Leases
2011 (period from October 1 to December 31)	$1,869
2012	$8,967
2013	$6,150
2014	$4,399
2015	$3,417
Thereafter	$19,531

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Equipment Leases—Commencing in 2011, we began leasing certain computer equipment. These leases are capital leases and interest has been imputed with an annual interest rate of 10.0%. As of September 30, 2011 these leases were classified as part of office equipment, furniture, and fixtures in our unaudited condensed consolidated balance sheets at a gross cost of $0.2 million. Annual future minimum obligations under capital leases, as of September 30, 2011, are as follows (in thousands):

Years ending December 31,	Capital Leases
2011 (period from October 1 to December 31)	$21
2012	85
2013	85
2014	27
2015	—
Thereafter	—

Total minimum lease payments	218
Less: Amount representing interest	(27)

Present value of net minimum lease payments	$191

The $0.2 million present value of net minimum lease payments as of September 30, 2011 has both a current portion and a non-current portion of $0.1 million.

10. Commitments and Contingencies

Contractual Commitments—We have an agreement with a third party under which the third party develops software that is used in providing in-flight connectivity services. Cash obligations under this agreement include the payment of $1.5 million on each of the first three anniversary dates of the final developmental milestone date in the agreement for a total of $4.5 million in milestone payments. As of September 30, 2011 all milestone payments had been made, with the final payment of $1.5 million being made in September 2011. On April 11, 2011, we entered into an additional contractual agreement under which the same third party will develop second generation software that will be used in providing our in-flight connectivity services. Cash obligations under this agreement include three milestone installment payments of $1.9 million each for total consideration of $5.6 million. We made the first milestone payment of $1.9 million in May 2011. We anticipate making the two remaining $1.9 million milestone payments in January and August 2012.

During 2008 and 2009, we upgraded our ATG network, and in lieu of paying the vendor for a portion of the upgrade, we signed an agreement with the vendor to purchase approximately $5.1 million of equipment during a 24-month period commencing on June 15, 2010. If we did not purchase $5.1 million of equipment during the 24-month period, we would then have had to pay approximately $0.4 million related to the portion of the upgrade waived by the signing of the equipment purchase agreement. During August 2011, we renegotiated with this vendor and the $0.4 million potential liability was waived.

In the CA business, two airline contracts allow the airline to terminate the contract should the percentage of passengers using the Gogo service on the airline’s flights, which we define as the take rate, not meet certain thresholds as defined in the contract. We currently experience take rates in excess of the take rate percentage specified in the two airline contracts.

On July 27, 2011 we entered into a spectrum manager lease agreement (“Spectrum Agreement”) with SkySurf Canada Communications Inc. (“SkySurf”). The Spectrum Agreement, which is subject to regulatory approvals, provides for our exclusive rights to use SkySurf’s Air-Ground Spectrum Licenses in Canada. The

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Spectrum Agreement has an initial term of ten years, which commences when regulatory approval is obtained. The Spectrum Agreement is renewable at our option for ten years and subsequently further for five years. The terms of the Spectrum Agreement calls for us to pay SkySurf an initial deposit of 0.2 million Canadian Dollars, which is equivalent to approximately U.S. $0.2 million, upon the execution of the agreement. Once regulatory approval has been obtained we are to pay SkySurf a one-time payment of 3.3 million Canadian Dollars, which is equivalent to approximately U.S. $3.1 million, less the initial deposit. We are to pay SkySurf 0.1 million Canadian Dollars, which is equivalent to U.S. $0.1 million, monthly upon the commencement of the initial ten-year term. Additionally, we are to pay 2 thousand Canadian Dollars, which is equivalent to approximately U.S. $2 thousand, per month per cell site in the Spectrum Agreement territory once the cell site has been completed and 100 Canadian Dollars, which is equivalent to approximately U.S. $96, per month per Canadian commercial aircraft to which we provide our service at any time during the month.

As the Spectrum Agreement is for our exclusive use of a license, which is considered an indefinite-lived intangible asset and thus not property, plant, or equipment, the agreement is not considered a lease for accounting purposes. As such, we will record the one-time payment of 3.3 million Canadian Dollars as an asset in our condensed consolidated balance sheets at the time of payment. The 3.3 million Canadian Dollar one-time payment will then be amortized on a straight-line basis over the estimated term of the agreement. The monthly payments will be expensed as incurred.

Indemnifications and Guarantees—In accordance with Delaware law, we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under this indemnification is uncertain and may be unlimited, depending upon circumstances. However, our Directors’ and Officers’ insurance does provide coverage for certain of these losses.

In the ordinary course of business we may occasionally enter into agreements pursuant to which we may be obligated to pay for the failure of performance of others, such as the use of corporate credit cards issued to employees. Based on historical experience, we do not believe that any material loss related to such guarantees is likely.

We have entered into a number of agreements, including our agreements with commercial airlines, pursuant to which we indemnify the other party for losses and expenses suffered or incurred in connection with any patent, copyright, or trademark infringement or misappropriation claim asserted by a third party with respect to our equipment or services. The maximum potential amount of future payments we could be required to make under these indemnification agreements is uncertain and is typically not limited by the terms of the agreements.

11. Equity

Preferred and Common Stock—Please refer to Note 3, “Preferred Stock, Common Stock, and Members Units” in our financial statements for the year ended December 31, 2010 for further information regarding our Preferred Stock and Common Stock.

Preferred Stock Activity

January 28, 2011 Funding—On January 28, 2011, we issued 3,554 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $35.5 million to existing investors on terms consistent with prior issuances of Class A Preferred Stock. The preferred stock was recorded at its estimated fair value on the date of issuance. The proceeds will be used to fund operations.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

June 30, 2011 Funding—On June 30, 2011, we issued 1,985 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $19.8 million to existing investors on terms consistent with prior issuances of Class A Preferred Stock. The preferred stock was recorded at its estimated fair value on the date of issuance. The proceeds will be used to fund operations.

A summary of our preferred stock activity during the nine month period ended September 30, 2011 is as follows (in thousands):

	Preferred Stock
	Class A	Class B	Junior	Total
Balance at January 1, 2011	$80,278	$231,559	$141,548	$453,385
January 28, 2011 funding	38,095	—	—	38,095
June 30, 2011 funding	24,478	—	—	24,478
Allocation of embedded derivative upon issuance of preferred stock	(6,018)	—	—	(6,018)
Preferred stock return(1)	9,835	10,736	—	20,571
Accretion of preferred stock	1,422	1,244	4,953	7,619

Balance at September 30, 2011	$148,090	$243,539	$146,501	$538,130

(1)	For 2011, we recorded an out of period preferred stock return adjustment of $1.6 million, which reduced preferred stock return, that should have been recorded in 2010, and which management does not believe has a material effect on the financial statements. The adjustment is composed of an increase to the Class A Preferred Stock return for $0.8 million and a decrease to the Class B Preferred Stock return for $2.4 million.

If the Class A Preferred Stock and Class B Preferred Stock could be redeemed as of September 30, 2011, the aggregate redemption value of the shares would be $151.6 million and $249.6 million, respectively, which represents the stated capital of such shares plus any accrued and unpaid preferred return. Additionally, if the Junior Preferred Stock could be redeemed as of September 30, 2011, the aggregate redemption value of the shares would be $190.7 million, which represents the stated capital of such shares.

12. Fair Value of Financial Assets and Liabilities

A three-tier fair value hierarchy has been established which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1—defined as observable inputs such as quoted prices in active markets;

•

Level 2—defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of September 30, 2011 our carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, and short-term debt are representative of fair value because of the short-term nature of these instruments. The fair value of our long-term notes payable is not materially different than carrying value.

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

The following table presents assets and liabilities measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy as of September 30, 2011 (in thousands):

As of September 30, 2011	Level 1	Level 2	Level 3	Total
Derivative liabilities	$—	$—	$38,700	$38,700

The following table presents the fair value reconciliation of Level 3 Derivative Liabilities measured at fair value on a recurring basis for the nine month period ended September 30, 2011 (in thousands):

	Class A Preferred Stock	Junior Preferred Stock	Total
Balance at January 1, 2011	$29,272	$33,090	$62,362
Included in other (income) expense	3,410	(33,090)	(29,680)
Allocation of Class A Preferred Stock upon issuance	6,018	—	6,018

Balance at September 30, 2011	$38,700	$—	$38,700

The following table presents the fair value reconciliation of Level 3 Derivative Liabilities measured at fair value on a recurring basis for the nine month period ended September 30, 2010 (in thousands):

	Class A Preferred Stock	Junior Preferred Stock	Put/Call Options(1)	Total
Balance at January 1, 2010	$2,587	$18,595	$515	$21,697
Included in other (income) expense	22,322	24,827	842	47,991
Allocation of Class A Preferred Stock upon issuance	8,803	—	—	8,803
Reclassification upon exercise of put/call options	—	—	(1,357)	(1,357)

Balance at September 30, 2010	$33,712	$43,422	$—	$77,134

(1)	During 2010 we had put/call option agreements with certain investors, which enabled us to issue, or the investors to buy, up to an aggregate 2,500 shares of Class A Preferred Stock at any time between April 1, 2010 and September 30, 2010. In June 2010, we elected to exercise our put option, thus requiring the investors to fund the entire amount, and we received approximately $3.9 million of proceeds on June 30, 2010 and approximately $21.1 million of proceeds on July 1, 2010.

As discussed in Note 3, “Preferred Stock, Common Stock, and Members Units,” in our financial statements for the year ended December 31, 2010, our Class A Preferred Stock and Junior Preferred Stock include features that qualified as embedded derivatives. The embedded derivatives were bifurcated from the host contract and separately accounted for as a derivative liability. As derivative liabilities, these features are required to be initially recorded at the fair value on date of issuance and marked to fair value at the end of each reporting period, resulting in a noncash charge to other (income) expense in our unaudited condensed consolidated statements of operations.

The fair value of the derivatives were valued using an income approach and a probability-weighted expected return method (“PWERM”) using Level 3 unobservable inputs, as the income approach and PWERM were deemed to best represent the valuation models investors would likely use in valuing us. Significant inputs used in valuing the derivative financial liabilities include our projected future cash flows, the timing of potential liquidity events and their probability of occurring, the discount rate used to calculate the present-value of the prospective cash flows, and a discount for the lack of marketability of our preferred and common stock.

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Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

13. Income Tax

The effective income tax rates for the nine month periods ended September 30, 2011 and 2010 was 21.5% and (2.7%), respectively. The difference between our effective tax rates as compared with the U.S. federal statutory rate of 34% for the nine month period ended September 30, 2011, was primarily due to the recording of a valuation allowance against our net deferred tax assets and the effect of the fair value adjustments to our derivative liabilities, which are excluded from taxable income (loss). Additionally, the decline in income tax expense for the nine month period ended September 30, 2011 was due to an out of period valuation allowance adjustment of $2.5 million that was recorded in 2010, but should have been recorded in 2009, and which management believes does not have a material effect on the financial statements.

14. Business Segments and Major Customers

We have two reportable segments: Commercial Aviation or “CA” and Business Aviation or “BA”.

CA Segment: Our CA business provides “Gogo®” branded in-flight connectivity and wireless digital entertainment solutions to commercial airline passengers, using our nationwide ATG network, our airborne equipment, and our exclusive nationwide ATG spectrum.

BA Segment: Our BA business provides equipment for in-flight connectivity along with voice and data services to the business aviation market. BA services include Gogo Biz, our in-flight broadband service that utilizes both our ATG network and our ATG spectrum, and satellite-based voice and data services through strategic alliances with satellite companies. Customers include business aircraft manufacturers, owners, and operators, as well as government and military entities.

The accounting policies of the operating segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” in our financial statements for the year ended December 31, 2010. Transactions between segments are eliminated in consolidation. There are no revenue transactions between segments. We currently do not generate a significant amount of foreign revenue. We do not segregate assets between segments for internal reporting. Therefore, asset-related information has not been presented.

Management evaluates performance and allocates resources to each segment based on segment profit (loss), which is calculated internally as net income (loss) attributable to common stock before interest expense, interest income, income taxes, depreciation and amortization, and certain non-cash charges (including amortization of deferred airborne lease incentives, stock compensation expense, fair value derivative adjustments, Class A and Class B senior convertible preferred stock return, and accretion of preferred stock). In September 2011, management changed the definition of segment profit (loss) to include amortization of deferred airborne lease incentives as a non-cash adjustment, given its increasing impact on our operations; accordingly, the presentation of segment profit (loss) for all periods has been similarly adjusted. Segment profit (loss) is a measure of performance reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and evaluating segment performance. In addition, segment profit (loss) is included herein in conformity with ASC 280-10, Segment Reporting. Management believes that segment profit (loss) provides useful information for analyzing and evaluating the underlying operating results of each segment. However, segment profit (loss) should not be considered in isolation or as a substitute for net income (loss) attributable to common stock or other measures of financial performance prepared in accordance with GAAP. Additionally, our computation of segment profit (loss) may not be comparable to other similarly titled measures computed by other companies.

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Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Information regarding our reportable segments is as follows: (in thousands):

	For the Nine Months Ended September 30, 2011
	CA	BA	Total
Service revenue	$58,577	$14,346	$72,923
Equipment revenue	1,177	39,673	40,850

Total revenue	$59,754	$54,019	$113,773

Segment profit (loss)	$(20,803)	$19,068	$(1,735)

	September 30, 2010
	CA	BA	Total
Service revenue	$28,864	$6,692	$35,556
Equipment revenue	910	23,634	24,544

Total revenue	$29,774	$30,326	$60,100

Segment profit (loss)	$(50,763)	$8,026	$(42,737)

A reconciliation of segment profit (loss) to the relevant consolidated amounts is as follows (in thousands):

	For the Nine Months Ended September 30,
	2011	2010
CA segment loss(1)	$(20,803)	$(50,763)
BA segment profit(1)	19,068	8,026

Total segment loss	(1,735)	(42,737)
Interest income	57	84
Interest expense	(200)	(9)
Depreciation and amortization	(24,430)	(22,674)
Amortization of deferred airborne lease incentive(2)	941	287
Stock compensation expense	(1,253)	(1,300)
Fair value derivative adjustment	29,680	(47,991)
Other expense	(40)	—

Income (loss) before income taxes	$3,020	$(114,340)

(1)	Included within our CA segment are certain corporate office operating expenses that are shared by both our CA and BA segments. As these operating expenses are not deemed material to either the CA or BA segment, or in consolidation, we do not allocate any portion of these expenses to the BA segment.
(2)	Amortization of deferred airborne lease incentive only relates to our CA segment. See Note 9, “Leases” for further information.

15. Employee Benefit Plans

Share-Based Compensation—We have two share-based compensation plans as of September 30, 2011, the Aircell Holdings Inc. Stock Option Plan and the AC Management LLC plan. See Note 11, “Share-Based Compensation” in our financial statements for the year ended December 31, 2010 for further information

Gogo Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

regarding these plans. We granted 850 stock options for the nine month period ended September 30, 2011. No stock options were canceled and 200 stock options were forfeited for the nine month period ended September 30, 2011.

Share-based compensation totaled $1.3 million for both the nine month periods ended September 30, 2011 and 2010.

401(k) Plan—Under our 401(k) plan, all employees who are eligible to participate in the 401(k) plan are entitled to make tax-deferred contributions of up to 15% of annual compensation, subject to Internal Revenue Service limitations. We match 100% of the employee’s first 4% of contributions made, subject to annual limitations. Our matching contributions for the nine month periods ended September 30, 2011 and 2010 were $0.7 million and $0.6 million, respectively.

Bonus Arrangements—We did not pay cash bonuses under the discretionary incentive plan in 2008. We did commit, however, to paying these bonuses to CA employees in the future if certain conditions were satisfied. In February 2010, we paid $0.4 million under the 2008 plan to CA employees below the Vice President level. We have committed to pay bonuses to CA employees at and above the Vice President level if and when we achieve positive cash flow for one fiscal quarter. In general, to be eligible for such bonus payouts, the employee must remain employed by us on the payment date. The amount of the contingent payout is approximately $0.7 million in the aggregate, but such amount has not been accrued as of September 30, 2011, as the payout cannot be deemed probable at this time, given our history of negative cash flow. In 2010, we implemented a cash bonus plan and had $3.1 million accrued as of December 31, 2010, which was paid in full on March 31, 2011. In 2011, we implemented a cash bonus plan and had $5.0 million accrued as of September 30, 2011 related to this plan.

16. Research and Development Costs

Research and development costs are expensed as incurred. For the nine month periods ended September 30, 2011 and 2010, research and development costs were $12.3 million and $9.8 million, respectively, and are reported as a component of Engineering, design and development expenses in our unaudited condensed consolidated statements of operations.

17. Subsequent Events

On November 29, 2011, American Airlines filed for reorganization under Chapter 11 of the United States Bankruptcy Code. While American Airlines has announced that it will continue to operate its business and fly normal flight schedules, there can be no assurance that the filing will not have an adverse affect on our revenue or results of operations in the short- or long-term. American Airlines accounted for approximately 10% of consolidated revenue for the nine months ended September 30, 2011.

On December 14, 2011, our Board of Directors approved an amendment to the Aircell Holdings Inc. Stock Option Plan to increase the number of shares of common stock available for grant under the plan from 27,477 to 41,925. On the same date, grants of stock options to employees to purchase an aggregate amount of 10,420 shares of the Company’s common stock at an exercise price of $1,830.96 were awarded to various employees and one director. Such option awards vest in equal annual installments over a four-year period and have a contractual life of 10 years.

On December 19, 2011, Advanced Media Networks, L.L.C. filed suit in the United States District Court for the Central District of California against us for allegedly infringing one of its patents and seeking injunctive relief that would affect both our CA business and BA business and unspecified monetary damages. Based on currently available information, we believe that we have strong defenses and intend to defend against this lawsuit vigorously, but the outcome of this matter is inherently uncertain and may be materially adverse.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Gogo Inc.

Itasca, Illinois

We have audited the accompanying consolidated balance sheets of Gogo Inc. (formerly Aircell Holdings Inc.) and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’/members’ deficit, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

April 1, 2011

(December 22, 2011 as to Notes 5, 10, 16, and 18)

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2009

(In thousands, except share and per share data)

	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,883	$68,452
Restricted cash	1,720	1,712
Accounts receivable—net of allowances of $85 and $125, respectively	14,707	5,433
Inventories	5,849	6,918
Prepaid expenses and other current assets	2,758	2,873

Total current assets	43,917	85,388

NONCURRENT ASSETS:
Property and equipment—net	137,144	123,903
Intangible assets—net	53,440	61,878
Goodwill	620	620
Long-term restricted cash	635	2,713
Other noncurrent assets	1,184	347

Total noncurrent assets	193,023	189,461

TOTAL	$236,940	$274,849

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$9,498	$13,884
Accrued liabilities	18,559	18,885
Deferred revenue	2,322	412
Deferred airborne lease incentives	1,079	—
Short-term debt	—	45

Total current liabilities	31,458	33,226

NONCURRENT LIABILITIES:
Derivative liabilities	62,362	21,182
Deferred airborne lease incentives	9,080	—
Deferred rent	3,873	4,002
Deferred tax liabilities	3,210	—
Long-term notes payable	2,000	—
Asset retirement obligations	1,757	1,143
Other noncurrent liabilities	188	1,573

Total noncurrent liabilities	82,470	27,900

Total liabilities	113,928	61,126

COMMITMENTS AND CONTINGENCIES (Note 17)
REDEEMABLE PREFERRED STOCK:
Class A senior convertible preferred stock, par value $0.01 per share—authorized, 15,000 shares at December 31, 2010 and 2009; issued and outstanding, 8,587 and 5,737 shares at December 31, 2010 and 2009, respectively	80,278	53,769
Class B senior convertible preferred stock, par value $0.01 per share—authorized, 30,000 shares at December 31, 2010 and 2009; issued and outstanding, 22,488 shares at December 31, 2010 and 2009	231,559	216,593
Junior convertible preferred stock, par value $0.01 per share—authorized, 20,000 shares at December 31, 2010 and 2009; issued and outstanding, 19,070 shares at December 31, 2010 and 2009	141,548	135,205

Total preferred stock	453,385	405,567

STOCKHOLDERS’ DEFICIT:
Common stock, par value $0.0001 per share—authorized, 1,000,000 shares at December 31, 2010 and 2009; issued, 73,975 shares at December 31, 2010 and 2009; outstanding, 66,000 shares at December 31, 2010 and 2009	—	—
Additional paid-in-capital	97,831	122,981
Accumulated deficit	(428,204)	(314,825)

Total stockholders’ deficit	(330,373)	(191,844)

TOTAL	$236,940	$274,849

See the notes to consolidated financial statements.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands)

	2010	2009	2008
REVENUES:
Service revenue	$58,341	$15,626	$6,019
Equipment revenue	36,318	21,216	30,771

Total revenues	94,659	36,842	36,790

OPERATING EXPENSES:
Cost of service revenue (exclusive of items shown below)	45,485	36,945	33,267
Cost of equipment revenue (exclusive of items shown below)	14,919	9,874	17,652
Engineering, design and development	20,217	22,859	24,810
Sales and marketing	23,624	27,762	23,076
General and administrative	36,384	28,340	24,935
Depreciation and amortization	30,991	21,898	22,158

Total operating expenses	171,620	147,678	145,898

OPERATING LOSS	(76,961)	(110,836)	(109,108)

OTHER (INCOME) EXPENSE:
Interest income	(98)	(214)	(905)
Interest expense—net of amount capitalized	37	30,067	14,176
Fair value derivative adjustment	33,219	—	—
Loss on extinguishment of debt	—	1,577	—

Total other expense	33,158	31,430	13,271

Loss before income taxes	(110,119)	(142,266)	(122,379)
Income tax provision	3,260	—	—

Net loss	(113,379)	(142,266)	(122,379)
Class A and Class B senior convertible preferred stock return	(18,263)	—	—
Accretion of preferred stock	(8,501)	—	—

Net loss attributable to common stock	$(140,143)	$(142,266)	$(122,379)

Net loss attributable to common stock per share—basic	$(2,123.38)	$(2,155.55)	$(1,973.85)

Net loss attributable to common stock per share—diluted	$(2,123.38)	$(2,155.55)	$(1,973.85)

Weighted average number of shares—basic	66	66	62

Weighted average number of shares—diluted	66	66	62

Pro forma net loss attributable to common stock per share-basic (unaudited)	$(148.72)

Pro forma net loss attributable to common stock per share-diluted (unaudited)	$(148.72)

Pro forma weighted average number of shares-basic (unaudited)	539

Pro forma weighted average number of shares-diluted (unaudited)	539

See the notes to consolidated financial statements.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands)

	2010	2009	2008
OPERATING ACTIVITIES:
Net loss	$(113,379)	$(142,266)	$(122,379)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	30,991	21,898	22,158
Fair value derivative adjustment	33,219	—	—
Loss on asset disposals/abandonments	3,375	85	215
Deferred income taxes	3,210	—	—
Amortization of deferred financing fees and debt discount	—	8,922	3,313
Loss on extinguishment of debt	—	1,577	—
Impairment of intangible assets	—	—	6,724
Stock compensation expense	1,614	320	654
Changes in operating assets and liabilities:
Accounts receivable	(9,274)	411	(447)
Inventories	1,069	(1,821)	(1,169)
Prepaid expenses and other current assets	204	(644)	3,216
Other noncurrent assets	(126)	(158)	(133)
Accounts payable	(5,906)	3,359	(9,351)
Accrued liabilities	1,865	1,538	(1,801)
Deferred revenue	1,910	(1,002)	1,254
Deferred rent	(237)	845	1,544
Deferred airborne lease incentives	8,869	—	—
Accrued interest	27	18,756	9,517
Other noncurrent liabilities	276	(376)	466

Net cash used in operating activities	(42,293)	(88,556)	(86,219)

INVESTING ACTIVITIES:
Proceeds from the sale of property and equipment	22	1,059	—
Purchases of property and equipment	(32,502)	(68,832)	(35,987)
Acquisition of intangible assets—capitalized software	(7,321)	(8,464)	(11,296)
Decrease (increase) in investing restricted cash	2,127	1,550	(4,745)

Net cash used in investing activities	(37,674)	(74,687)	(52,028)

FINANCING ACTIVITIES:
Proceeds from issuance of preferred stock	28,500	36,322	—
Proceeds from credit facility	2,000	—	—
Proceeds from the issuance of senior convertible and bridge notes	—	207,794	99,654
Proceeds from senior term loan	—	—	35,000
Proceeds from issuance of Class A units	—	—	17,442
Payment of debt, including capital leases	(45)	(34,913)	(278)
Payment of debt and equity financing costs	—	(1,580)	(2,752)
(Increase) decrease in financing restricted cash	(57)	—	1,000

Net cash provided by financing activities	30,398	207,623	150,066

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(49,569)	44,380	11,819
CASH AND CASH EQUIVALENTS—Beginning of period	68,452	24,072	12,253

CASH AND CASH EQUIVALENTS—End of period	$18,883	$68,452	$24,072

SUPPLEMENTAL CASH FLOW INFORMATION—Cash paid for interest	$—	$2,618	$1,883

NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of property and equipment in current liabilities	$4,363	$4,917	$3,167
Purchases of property and equipment paid by commercial airlines	1,290	—	—
Acquisition of intangible assets—capitalized in current liabilities	2,246	1,067	3,165
Acquisition of intangible assets—capitalized in noncurrent liabilities	—	—	3,000
Asset retirement obligation incurred	453	577	389
Class A and Class B senior convertible preferred stock return	18,263	—	—
Accretion of preferred stock	8,501	—	—
Exchange of Bridge Notes for Class A senior convertible preferred stock	—	20,079	—
Exchange of Bridge Notes for Class B senior convertible preferred stock	—	215,820	—
Exchange of Senior Convertible Notes for Junior convertible preferred stock	—	166,666	—
Gain on extinguishment of convertible debt	—	10,942	—
Conversion of Class A units into common stock	—	65,777	—
Class A senior convertible preferred stock subscription	—	287	—
Issuance of Class A senior convertible preferred stock put/call option agreements	—	515	—
Conversion of note payable into Senior Convertible Notes and Class A units	—	—	1,000

See the notes to consolidated financial statements.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’/MEMBERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands)

	AC HoldCo LLC Class A Units		Aircell Holdings Inc. Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Par Value
BALANCE—JANUARY 1, 2008	48,358	$48,159	—	$—	$1,182	$(50,180)	$(839)
Net loss	—	—	—	—	—	(122,379)	(122,379)
Issuance of Class A Units	17,642	17,618	—	—	—	—	17,618
Beneficial conversion feature in senior convertible notes and Bridge Notes	—	—	—	—	30,318	—	30,318
Stock compensation expense	—	—	—	—	654	—	654

BALANCE—DECEMBER 31, 2008	66,000	65,777	—	—	32,154	(172,559)	(74,628)
Net loss	—	—	—	—	—	(142,266)	(142,266)
Beneficial conversion feature in senior convertible notes and Bridge Notes	—	—	—	—	13,788	—	13,788
Issuance of Aircell Holdings Inc. common stock in exchange for AC HoldCo LLC Class A and Class B units	(66,000)	(65,777)	66	—	65,777	—	—
Gain on extinguishment of convertible debt	—	—	—	—	10,942	—	10,942
Stock compensation expense	—	—	—	—	320	—	320

BALANCE—DECEMBER 31, 2009	—	—	66	—	122,981	(314,825)	(191,844)
Net loss	—	—	—	—	—	(113,379)	(113,379)
Class A senior convertible preferred stock and Class B senior convertible preferred stock return	—	—	—	—	(18,263)	—	(18,263)
Accretion of preferred stock	—	—	—	—	(8,501)	—	(8,501)
Stock compensation expense	—	—	—	—	1,614	—	1,614

BALANCE—DECEMBER 31, 2010	—	$—	66	$—	$97,831	$(428,204)	$(330,373)

See the notes to consolidated financial statements.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

1. BACKGROUND

Aircell Holdings Inc. (“we, us, our,” etc.) is a holding company, which through two wholly owned operating subsidiaries, is a provider of in-flight connectivity and wireless in-cabin digital entertainment solutions. We operate our business through our two operating segments: commercial aviation, or CA, and business aviation, or BA. Our CA business provides “Gogo®” branded in-flight connectivity and wireless digital entertainment solutions to commercial airline passengers, using our nationwide network of cell towers (the “ATG network”), our airborne equipment, and our exclusive nationwide air-to-ground (“ATG”) spectrum. Our BA business provides equipment for in-flight connectivity along with voice and data services to the business aviation market. BA services include Gogo Biz, our in-flight broadband service that utilizes both our ATG network and our ATG spectrum, and satellite-based voice and data services through strategic alliances with satellite companies.

On June 15, 2011 we officially changed our name from Aircell Holdings Inc. to Gogo Inc. to enhance brand awareness with our customers.

Our CA operations are at an early stage, as the Gogo® service was launched in August 2008. Factors influencing our ability to grow and generate significant revenue from our Gogo® service include the number of aircraft equipped with the Gogo® service, the number of passengers purchasing the service, and the price passengers pay to use the service. The 2011 operating plan approved by our Board of Directors incorporates certain assumptions with respect to each of these factors, and management believes that such plan, if achieved, will provide us with sufficient liquidity to operate our business. To the extent that our operating results are below plan, we may require additional capital to continue our operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include our wholly owned subsidiaries and our affiliate, AC Management LLC (“ACM”). All intercompany transactions and account balances have been eliminated.

We are the managing member of ACM, an affiliate whose units are owned by members of management. ACM was established for the sole purpose of providing an ownership stake in us to members of management, and ACM’s transactions effectively represent a share-based compensation plan (see Note 11, “Share-Based Compensation,” for further information). Since we are the managing member of ACM and thereby control ACM, including controlling which members of management are granted ownership interests, ACM is consolidated into our consolidated financial statements.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates the significant estimates and bases such estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. However, actual results could differ materially from those estimates.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

Reclassifications—To maintain consistency and comparability, certain amounts from previously reported consolidated financial statements have been reclassified to conform to the current-year presentation.

•	Consolidated balance sheets reclassifications:

•	We reclassified Deferred Revenue of $412 to a separate line from Accrued Liabilities as of December 31, 2009, to conform to the current-year presentation.

•	We reclassified Asset Retirement Obligations of $1,143 to a separate line from Other Noncurrent Liabilities as of December 31, 2009, to conform to the current-year presentation.

•	Consolidated statements of operations reclassifications:

•	We combined Network Operations Expenses of $22,452 and $25,000 from a separate line into Cost of Service Revenue for the years ended December 31, 2009 and 2008, respectively.

•	Consolidated statements of cash flows reclassifications:

•

We reclassified Deferred Revenue of $(1,002) and $1,254 to a separate line from Accrued Liabilities for the years ended December 31, 2009 and 2008, respectively, to conform to current-year presentation.

•

We reclassified Deferred Rent of $264 and $581 to a separate line from Accrued Liabilities and Other Non-Current Liabilities, respectively, for the year ended December 31, 2009, and reclassified Deferred Rent of $155 and $1,389 to a separate line from Accrued Liabilities and Other Non-Current Liabilities, respectively, for the year ended December 31, 2008, to conform to the current-year presentation.

Significant Risks and Uncertainties—Our operations are subject to certain risks and uncertainties, including those associated with continuing losses, fluctuations in operating results, funding expansion, strategic alliances, managing rapid growth and expansion, relationships with suppliers and distributors, financing arrangement terms that may restrict operations, regulatory issues, competition, the economy, technology trends, and evolving industry standards.

Cash and Cash Equivalents—We consider short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near their maturities that there is insignificant risk of changes in value due to any changes in market interest rates, and that have maturities of three months or less when purchased, to be cash equivalents. We continually monitor positions with, and the credit quality of, the financial institutions with which we invest. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate the fair market value of these assets.

Certain cash amounts are restricted as to use and are classified outside of cash and cash equivalents. As of December 31, 2010 and 2009, Restricted Cash was $2.4 million and $4.4 million, respectively, on deposit in reserve for letters of credit.

Concentrations of Credit Risk—Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. All cash and cash equivalents are invested in creditworthy financial institutions.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

We perform ongoing credit evaluations and generally do not require collateral to support receivables. In 2010, no customer accounted for more than 10% of our total revenues. One customer made up 48.7% of accounts receivable at December 31, 2010, which receivable was paid in full during February 2011. In 2009, one customer accounted for 12.8% of our total revenues. Two customers made up 10.1% and 17.4% of accounts receivable at December 31, 2009. In 2008, two customers accounted for 16% and 15% of our total revenues.

Income Tax—We use an asset- and liability-based approach in accounting for income taxes. Deferred income tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the tax differences are expected to reverse. Valuation allowances are provided against deferred tax assets, which are not likely to be realized. On a regular basis, management evaluates the recoverability of deferred tax assets and the need for a valuation allowance. We also consider the existence of any uncertain tax positions and, as necessary, provide a reserve for any uncertain tax positions at each reporting date.

See Note 13, “Income Taxes,” for further details.

Inventories—Inventories consist primarily of telecommunications systems and parts, and are recorded at the lower of cost (average cost) or market. We evaluate the need for write-downs associated with obsolete, slow-moving, and nonsalable inventory by reviewing net realizable inventory values on a periodic basis.

See Note 7, “Composition of Certain Balance Sheet Accounts,” for further details.

Property and Equipment and Depreciation—Property and equipment, including leasehold improvements, are stated at historical cost, less accumulated depreciation. Network asset inventory and construction in progress, which includes materials, transmission and related equipment, interest, and other costs relating to the construction and development of our network, are not depreciated until they are put into service. Network equipment consists of switching equipment, antennas, base transceiver stations, site preparation costs, and other related equipment used in the operation of our network. Airborne equipment consists of routers, antenna and related equipment, and accessories installed or to be installed on aircraft. Depreciation expense totaled $19.6 million, $12.4 million and $4.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives for owned assets, which are as follows:

Office equipment, furniture, and fixtures	3—7 years
Leasehold improvements	3—13 years
Airborne equipment	7 years
Network equipment	5—25 years

See Note 7, “Composition of Certain Balance Sheet Accounts,” for further details.

Improvements to leased property are amortized over the shorter of the useful life of the improvement or the term of the related lease. Repairs and maintenance costs are expensed as incurred.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

Goodwill and Other Intangible Assets—Goodwill and other intangible assets with indefinite lives are not amortized, but are reviewed for impairment at least annually or whenever events or circumstances indicate the carrying value of the asset may not be recoverable. We perform our annual impairment tests of goodwill and our indefinite-lived intangible assets during the fourth quarter of each fiscal year.

In performing our annual review of goodwill and indefinite-lived balances for impairment, we estimate the fair value based primarily on projected future operating results, discounted cash flows, and other assumptions. Projected future operating results and cash flows used for valuation purposes may reflect considerable improvements relative to historical periods with respect to, among other things, revenue growth and operating margins. Although we believe our projected future operating results and cash flows and related estimates regarding fair values are based on reasonable assumptions, projected operating results and cash flows may not always be achieved. The failure to achieve one or more of our assumptions regarding projected operating results and cash flows in the near term or long term could reduce the estimated fair value below carrying value and result in the recognition of an impairment charge. The results of our annual goodwill and indefinite-lived impairment assessments for 2010, 2009, and 2008 indicated no impairment.

Intangible assets that are deemed to have a finite life are amortized over their useful lives as follows:

Software	3—8 years
Trademark/trade name	5 years
Aircell Axxess technology	8 years
OEM and dealer relationships	10 years
Service customer relationships	5 years

See Note 6, “Intangible Assets,” for further details.

Long-Lived Assets—We review our long-lived assets to determine potential impairment whenever events indicate that the carrying amount of such assets may not be recoverable. We do this by comparing the carrying value of the long-lived assets with the estimated future undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. If we determine an impairment exists, the asset is written down to estimated fair value.

Arrangements with Commercial Airlines—Pursuant to contractual agreements with most of our airline partners, we place our equipment on commercial aircraft operated by the airlines for the purpose of delivering the Gogo® service to passengers on the aircraft. We are generally responsible for the costs of installing and deinstalling the equipment. For the majority of the currently installed aircraft we maintain legal title to our equipment; however, some of our airline partners make an upfront payment and take legal title to such equipment. The majority of the equipment transactions where legal title transfers are not deemed to be sales transactions for accounting purposes because the risks and rewards of ownership are not fully transferred due to the continuing involvement by the Company with the equipment, the length of the term of our agreements with the airlines and restrictions in the agreements regarding the airlines’ use of the equipment. We account for these equipment transactions as operating leases of space for our equipment on the aircraft. The assets are recorded as Airborne Equipment on our balance sheets, as noted in the Property and Equipment and Depreciation section above. Any upfront equipment payments are accounted for as a lease incentive and recorded as Deferred Airborne Lease Incentive on our balance sheets and are recognized as a reduction of the Cost of Service Revenue on a straight-line basis over the term of the agreement with the airline.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

Our contracts with each commercial airline also require us to pay the airline a percentage of the service revenues generated from transactions with the airline’s passengers. Such payments are essentially contingent rental payments and are recorded at the same time as the related passenger service revenue and classified as Cost of Service Revenue in the consolidated statements of operations. Certain airlines are also entitled under their contracts to reimbursement by us of certain costs, which are deemed additional rental payments and classified as Cost of Service Revenue in our consolidated statements of operations.

See Note 15, “Leases,” for further details.

Revenue Recognition—We recognize revenue for equipment sales when the following conditions have been satisfied: the equipment has been shipped to the customer, title and risk of loss have transferred to the customer, we have no future obligations for installation or maintenance service, the price is fixed or determinable, and collectibility is reasonably assured.

Network service revenue for BA generally consists of monthly recurring and usage fees, which are recognized monthly as the services are provided and billed to customers.

Network service revenue for CA generally consists primarily of point-of-sale transactions with airline passengers, which are recognized as the services are provided and billed to customers, typically by credit or debit card. The card processors charge a transaction fee for each card transaction, and such transaction processor payments are classified as cost of service revenue in the consolidated statements of operations and recorded at the same time as the related passenger service revenue.

During 2010, we added multiple access packages (“multi-pack”) and an unlimited monthly access option to CA’s product offerings. Under the multi-pack, revenue is deferred and recognized each time the customer accesses the network. Typically, with products similar to the multi-pack, revenue can be recognized when the likelihood of redemption is remote. As we currently do not have the information or history to estimate our multi-pack redemption patterns, we currently recognize revenue only when the customer accesses the network. Under the unlimited monthly access option, revenue is deferred until the customer first accesses the network, at which point, revenue is recognized evenly throughout the month of use, regardless of how many times the customer accesses the network. All deferred revenue amounts related to the multi-pack and unlimited monthly access options is classified as a current liability in our consolidated balance sheets.

CA also derives network service revenue under arrangements with various third parties who sponsor free or discounted access to Gogo® service. The sponsorship arrangements vary with respect to duration and the airlines included. For sponsorship arrangements that occur across more than a single calendar month, revenue is deferred and recognized evenly throughout the sponsorship term. Due to the short-term nature of these arrangements, all deferred amounts related to our sponsorships are classified as a current liability in our consolidated balance sheets. Other sources of CA revenue include fees paid by third parties to advertise on or to enable ecommerce transactions through our airborne portal. For advertising or e-commerce arrangements that occur across multiple calendar months, revenue is deferred and recognized evenly throughout the term of the arrangement.

Our BA segment has a multi-element arrangement that includes both equipment and service revenue. Revenue is allocated to each element based on the relative fair value of each element. Each element’s allocated revenue is recognized when the revenue recognition criteria for that element have been met. Fair value is

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

generally based on the price charged when each element is sold separately, or vendor-specific objective evidence (“VSOE”). We use VSOE to determine the fair value of the elements pertaining to this arrangement.

Research and Development Costs—Expenditures made for research and development are charged to expense as incurred.

See Note 16, “Research and Development Costs” for further information.

Software Development Costs—We comply with the provisions of Accounting Standards Codification (“ASC”) 350-40, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which requires us to capitalize costs for network and non-network software developed or obtained for internal use during the application development stage. These costs include purchased software and external direct costs associated with the development and configuration of internal use software that support the operation of our service offerings. These costs are included in intangible assets—net and, when the software is placed in service, are amortized over their estimated useful lives. Costs incurred in the preliminary project and postimplementation stage, as well as maintenance and training costs, are expensed as incurred.

Warranty—Our BA segment provides warranties on parts and labor of our sealed systems. Our warranty terms range from two to five years. Warranty reserves are established for costs that are estimated to be incurred after the sale, delivery, and installation of the products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other available evidence, and are included in accrued liabilities in our consolidated balance sheets.

See Note 7, “Composition of Certain Balance Sheet Accounts,” for the details of the changes in our warranty reserve.

Asset Retirement Obligations—We have certain asset retirement obligations related to contractual commitments to remove our network equipment and other assets from leased cell sites upon termination of the site lease or to remove equipment from aircraft when the service contracts terminate. The asset retirement obligations are classified as a noncurrent liability in our consolidated balance sheets.

See Note 7, “Composition of Certain Balance Sheet Accounts,” for the details of the changes in our asset retirement obligations.

Fair Value of Financial Instruments—We group financial assets and financial liabilities measured at fair value into three levels of hierarchy in accordance with ASC 820-10, Fair Value Measurements and Disclosure, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Our derivative liabilities are the only financial assets and liabilities that are measured at fair value in our consolidated balance sheets.

See Note 4, “Fair Value of Financial Assets and Liabilities,” for further information.

Derivatives—Our Class A Senior Convertible Preferred Stock (“Class A Preferred Stock”) and Junior Convertible Preferred Stock (“Junior Preferred Stock”) contain features that are considered embedded derivatives and are required to be bifurcated from the preferred stock and accounted for separately. These embedded derivatives are recognized in our consolidated balance sheets at fair value and the changes in fair values are recognized as a noncash charge in earnings each period.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

See Note 3, “Preferred Stock, Common Stock, and Member Units,” and Note 4, “Fair Value of Financial Assets and Liabilities,” for further information.

Preferred Stock—We elect to accrete changes in the redemption value of our preferred stock over the period from the date of issuance to the earliest redemption date using the effective interest method.

See Note 3, “Preferred Stock, Common Stock, and Member Units,” for further information.

Earnings Per Share—We calculate basic and diluted net loss per share in accordance with ASC 260, Earnings Per Share (“ASC 260”), using the weighted-average number of common shares outstanding during the period.

See Note 5, “Earnings Per Share” for further information.

Share-Based Compensation—Compensation cost is measured and recognized at fair value for all share-based payments, including stock options. We estimate fair value using the Black-Scholes option-pricing model, which requires assumptions, such as expected volatility, risk-free interest rate, expected life, and dividends. Our share-based compensation expense is recognized net of estimated forfeitures on a straight-line basis over the applicable vesting period, and is included in general and administrative expenses in our consolidated statements of operations. For 2010, 2009, and 2008, we used an estimated forfeiture rate in computing share-based compensation expense. We will reassess our estimated forfeiture rate in subsequent periods and it may change based on new facts and circumstances.

See Note 11, “Share-Based Compensation,” for further discussion.

Leases—In addition to our arrangements with commercial airlines which we account for as leases as noted above, we also lease certain facilities, equipment, cell tower space, and base station capacity. We review each lease agreement to determine if it qualifies as an operating or capital lease. All of our leases qualify as operating leases as of December 31, 2010.

For leases that contain predetermined fixed escalations of the minimum rent, we recognize the related rent expense on a straight-line basis over the term of the lease. We record any difference between the straight-line rent amounts and amounts payable under the lease as part of deferred rent, in either accrued liabilities or as a separate line within noncurrent liabilities, as appropriate, in our consolidated balance sheets.

See Note 15, “Leases,” for further information.

Comprehensive Loss—Comprehensive loss is equal to net loss as presented in the accompanying consolidated statements of operations.

Recently Issued Accounting Pronouncements—In October 2009, the Financial Accounting Standards Board (“FASB”) issued ASC update No. 2009-13, Revenue Recognition (“ASU 2009-13”), which addresses the accounting for multiple deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, the guidance amends the criteria in FASB ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple deliverable arrangements. The guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence, (b) third-party evidence, or

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

(c) estimates. The guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, the guidance significantly expands required disclosures related to a vendor’s multiple deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. ASU 2009-13 will be effective for us beginning on January 1, 2011, and we are currently evaluating the effect of the adoption of ASU 2009-13 on our financial position, results of operations, and cash flows.

3. PREFERRED STOCK, COMMON STOCK, AND MEMBER UNITS

On December 31, 2009, AC HoldCo LLC (“HoldCo”) converted from a limited liability company to a C-Corporation (the “C-Corp Conversion”) via a two-step merger in which Aircell Holdings Inc. was the survivor. As a result of the C-Corp Conversion, our capitalization structure changed. All outstanding convertible debt, along with accrued interest as of December 31, 2009, was converted into one of three classes of preferred stock. In addition, our two classes of unit ownership, Class A and Class B, were converted into shares of our common stock.

Below are descriptions of the members’ interests that were outstanding prior to the C-Corp Conversion, the C-Corp Conversion and the terms of our preferred and common stock authorized and outstanding following the C-Corp Conversion.

HoldCo Interests—Immediately prior to the C-Corp Conversion, we had two classes of unit ownership:

Class A Units—The Class A units were the principal ownership units of HoldCo and provided voting rights and distribution preferences to the holders of the Class A units. In addition, HoldCo’s senior convertible notes and Bridge Notes were convertible into Class A units as described below.

Class B Units—Class B units were held solely by ACM, had no voting rights, and participated in distributions only after payment of principal and interest on senior convertible and Bridge Notes and only after the Class A unitholders had received distributions equivalent to their capital contributions. As of December 31, 2009, ACM held all 16,966,667 Class B units, respectively, issued by HoldCo. Since ACM is consolidated in our consolidated financial statements, the consolidated financial statements reflected no Class B units outstanding.

Immediately prior to the C-Corp Conversion, HoldCo also had $164.0 million of Senior Convertible Notes (the “Senior Convertible Notes”) and $237.8 million of Senior Subordinated Secured Convertible Promissory Notes (“Bridge Notes,” and together with the Senior Convertible Notes, the “Notes”) outstanding:

Senior Convertible Notes—The Senior Convertible Notes were originally issued between 2006 and 2008 and bore interest at 6% per annum, compounded quarterly, and all interest payments were accrued. Immediately prior to the C-Corp Conversion, on December 31, 2009, Accrued Interest on these notes was $26.7 million. Such notes were collateralized by substantially all of our assets, and following the C-Corp Conversion, the noteholders’ lien on our assets was released. The Senior Convertible Notes along with the accrued interest were convertible into Class A units at the option of the note holders at an initial conversion price of $1.20 per Class A unit. The conversion price of the notes was adjustable in the event we issued additional debt at a conversion price lower than the conversion price of the notes as in effect at that time. In December 2008 and throughout 2009, we

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

issued Bridge Notes, described below, that included a conversion price of $1.00 per Class A unit which triggered an adjustment to the conversion price of the Senior Convertible Notes. As of December 31, 2009, prior to the C-Corp Conversion, the conversion price was $1.087.

Bridge Notes—We issued Bridge Notes to holders of existing Senior Convertible Notes and Class A units in the aggregate principal amount of $237.8 million throughout 2008 and 2009. Our obligations, as evidenced by the Bridge Notes, were pari passu in right of payment to all senior convertible notes and secured by substantially all of our assets. Following the C-Corp Conversion, the noteholders’ lien on our assets was released. The Bridge Notes accrued interest at 6% per annum, which compounded quarterly, and all interest payments were accrued. Immediately prior to the C-Corp Conversion on December 31, 2009, Accrued Interest on these notes was $7.8 million. The Bridge Notes were convertible at the option of the holder into Class A units at the stated conversion price of $1.00 per Class A unit.

Beneficial Conversion Feature of the Notes—Since the Notes were convertible into Class A units, they were evaluated for embedded beneficial conversion features. It was determined that approximately $64.0 million of the Senior Convertible Notes issued in 2008, and all of the Bridge Notes, did include a beneficial conversion feature. The value of the Class A units at the time of the funding commitment for those particular notes was estimated to be greater than the conversion price of $1.20 per Class A unit set forth in the Senior Convertible Notes, and $1.00 per Class A unit set forth in the Bridge Notes. In addition, due to the conversion price adjustments described above, the intrinsic value of the beneficial conversion feature in the Senior Convertible Notes increased subsequent to their issuance.

We accounted for the beneficial conversion feature in accordance with ASC 470-20, Debt with Conversion and Other Options, which requires recognition of a beneficial conversion feature in additional paid-in capital if that feature has a positive intrinsic value upon issuance and upon the occurrence of certain events, such as an adjustment to the conversion price. The value of the embedded beneficial conversion feature for Notes issued in 2008, including the incremental intrinsic value created by the conversion price adjustment to the Senior Convertible Notes, was $30.3 million. An additional beneficial conversion feature of $13.8 million was recorded in 2009 due to the issuance of additional Bridge Notes throughout 2009 and the incremental intrinsic value created by the conversion price adjustments to the Senior Convertible Notes that occurred as a result of the issuance of the Bridge Notes. The total value of the beneficial conversion feature was recorded as a debt discount to the Notes and an increase to additional paid-in capital. The recorded debt discount was amortized as a noncash interest expense over the life of the Notes using the effective interest method. Upon the C-Corp Conversion, the related debt, debt discount, and accrued interest were derecognized.

Upon the C-Corp Conversion, we recorded $10.9 million of gain on extinguishment of the Notes. As the substantial majority of this debt was held by parties affiliated with members of our Board of Directors, the gain was recorded directly to additional paid-in capital as the extinguishment was in essence a capital transaction.

As Part of the C-Corp Conversion on December 31, 2009:

•

Approximately $20.2 million of the Bridge Notes issued in 2009, including accrued and unpaid interest of approximately $0.6 million, were converted into approximately 2,076 shares of Class A Preferred Stock.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

•

The remaining $217.6 million of the Bridge Notes issued in 2009 and 2008, including accrued and unpaid interest of approximately $7.3 million, were converted into approximately 22,488 shares of Class B Senior Convertible Preferred Stock (“Class B Preferred Stock”).

•	$164.0 million of Senior Convertible Notes, including accrued and unpaid interest of approximately $26.7 million, were converted into approximately 19,070 shares of Junior Preferred Stock.

•	HoldCo’s 66,000,000 Class A units were converted into 66,000 shares of common stock.

•	HoldCo’s 16,966,667 Class B units, held by ACM, were exchanged for approximately 7,975 shares of common stock.

•

The difference between (i) the net carrying value of the Notes and (ii) the allocated value of the three series of preferred stock, was recognized as a gain on the extinguishment of debt of $10.9 million and recorded directly to additional paid-in capital on December 31, 2009.

•	We incurred $1.0 million of transaction costs which reduced the net proceeds from the preferred stock issuance and the issuance of preferred shares to new investors on December 31, 2009, noted below.

Preferred and Common Stock—As a result of the C-Corp Conversion, our authorized capital consists of three classes of preferred stock and one class of common stock. All classes of our preferred stock have voting rights proportionate to their ownership interest in us and have participating rights in any dividends issued on the common stock. Each class of preferred stock requires the use of reasonable efforts to have a registration statement declared and remain effective, but there are no contingent payments associated with a failure to do so and, therefore, no liability has been recorded for the registration rights.

Each class of preferred stock was recorded outside of permanent equity because the investors can redeem the shares in the future outside of our control. The Class A Preferred Stock, Class B Preferred Stock, and the Junior Preferred Stock were measured at fair value upon issuance on December 31, 2009. See below for further details.

Our Certificate of Incorporation defines a Liquidation Event as any voluntary or involuntary liquidation, dissolution or winding up, and a Deemed Liquidation Event as (i) the sale, lease, exchange, license, or other disposition of all or substantially all of our assets and our subsidiaries, taken as a whole, in one transaction or series of related transactions, or (ii) a merger, consolidation, tender offer, reorganization, business combination, or other transaction as a result of which the holders of our issued and outstanding voting securities immediately before such transaction own or control less than a majority of the voting securities (calculated on the basis of voting power) of the continuing or surviving entity immediately after such transaction.

Class A Senior Convertible Preferred Stock—The Class A Preferred Stock has an initial stated capital of $10,000 per share and first priority in the event of a liquidation or dissolution, and is redeemable on or after December 31, 2016 at the election of the holders of at least a majority of the then-outstanding shares of Class A Preferred Stock voting as a class. If the Class A Preferred Stock could be redeemed as of December 31, 2010, the aggregate redemption value of the shares would be $90.3 million, which represents the stated capital of such shares plus any accrued and unpaid preferred return. The Class A Preferred Stock pays a quarterly preferred return of 5% in cash or 6% if paid in-kind, which is effected by increasing the stated capital of the preferred stock; and is convertible into common shares at a stated conversion price of $1,000 (which is equivalent to

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

10 shares of common stock per share of Class A Preferred Stock converted), subject to antidilution adjustments (see antidilution adjustment section below for further details). The liquidation preference for this security provides for a 33% return if a Deemed Liquidation Event occurs in the first year after issuance, a 67% cumulative return if a Deemed Liquidation Event occurs in the second year after issuance, and a 100% cumulative return if a Deemed Liquidation Event occurs after the end of the second year after issuance or, in the event of a Liquidation Event (other than a Deemed Liquidation Event) at any time, a return of stated capital, plus accrued and unpaid preferred returns at the liquidation/dissolution date, or, if greater, for both a Deemed Liquidation Event and a Liquidation Event, the amount that would have been payable or distributable with respect to the common stock into which the Class A Preferred Stock would have been converted, if all shares of this class of preferred stock, and all other classes of securities, had been converted into common stock immediately prior to the Liquidation Event. There was no beneficial conversion feature associated with the Class A Preferred Stock as of December 31, 2010 or 2009. The preferred return associated with the Class A Preferred Stock was paid in-kind. The preferred stock return was recorded at fair value and totaled $4.5 million for the year ended December 31, 2010. Accretion associated with the Class A Preferred Stock was $1.0 million for the year ended December 31, 2010.

The liquidation preference for the Class A Preferred Stock represents an embedded derivative and requires bifurcation from the Class A Preferred Stock and separate accounting as a derivative liability. The liquidity feature, when classified as a derivative liability, is required to be initially recorded at fair value and to be marked to fair value at the end of each reporting period. Any change in fair value results in a noncash charge to other (income) expense in the consolidated statement of operations. As of December 31, 2010 and 2009, the fair value of the Derivative Liability was deemed to be $29.3 million and $2.6 million, respectively, which is classified as a noncurrent liability in the consolidated balance sheet. Due to changes in fair value of the derivative liability, $17.9 million of expense was recorded to Fair Value Derivative Adjustment in our consolidated statements of operations for the year ended December 31, 2010. See Note 4, “Fair Value of Financial Assets and Liabilities,” for additional discussion on the fair value adjustments.

Class B Senior Convertible Preferred Stock—The Class B Preferred Stock has an initial stated capital of $10,000 per share and second priority in the event of a liquidation or dissolution, and is redeemable on or after December 31, 2016, at the election of the holders of at least a majority of the then-outstanding shares of Class B Preferred Stock voting as a class. If the Class B Preferred Stock could be redeemed as of December 31, 2010, the aggregate redemption value of the shares would be $238.7 million, which represents the stated capital of such shares plus any accrued and unpaid preferred return. The Class B Preferred Stock pays a quarterly preferred return of 5% in cash or 6% if paid in-kind, which is effected by increasing the stated capital of the preferred stock; and is convertible into common shares at a stated conversion price of $1,000 (which is equivalent to 10 shares of common stock per share of Class B Preferred Stock converted), subject to antidilution adjustments (see antidilution adjustment section below for further details) . The liquidation preference for this security provides for a return of stated capital plus accrued and unpaid preferred returns at the liquidation/dissolution date or, if greater, the amount that would have been payable or distributable with respect to the common stock into which the Class B Preferred Stock would have been converted if all shares of this class of preferred stock and all other classes of securities had been converted into common stock immediately prior to the liquidation event. There was no beneficial conversion feature associated with the Class B Preferred Stock as of December 31, 2010 or 2009. The preferred return associated with the Class B Preferred Stock was paid in-kind. The preferred stock return was recorded at fair value and totaled $13.8 million for the year ended December 31, 2010. Accretion associated with the Class B Preferred Stock was $1.2 million for the year ended December 31, 2010.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

Junior Convertible Preferred Stock—The Junior Preferred Stock has an initial stated capital of $10,000 per share and third priority in the event of a liquidation or dissolution, and is redeemable on or after June 30, 2017, at the election of holders of at least a majority of then-outstanding shares of Junior Preferred Stock voting as a class. If the Junior Preferred Stock could be redeemed as of December 31, 2010, the aggregate redemption value of the shares would be $190.7 million, which represents the stated capital of such shares. The Junior Preferred Stock does not pay a quarterly preferred return, and is convertible into common shares at a stated conversion price of $1,087 (which is equivalent to 9.1996 shares of common stock per share of Junior Preferred Stock converted), subject to antidilution adjustments, as of the date of issuance (see antidilution adjustment section below for further details). As of December 31, 2010, the Junior Preferred Stock conversion price was adjusted to $1,083 due to the issuance of additional Class A Preferred Stock in 2010. The liquidation preference for this security provides for a return of stated capital at the liquidation/dissolution date or, if greater, the amount that would have been payable or distributable with respect to the common stock into which these preferred shares would have been converted if all shares of this class of preferred stock and all other classes of securities had been converted into common stock immediately prior to the liquidation event. There was no beneficial conversion feature associated with the Junior Preferred Stock as of December 31, 2010 or 2009. Accretion associated with the Junior Preferred Stock was $6.3 million for the year ended December 31, 2010.

The fair value at issuance of the Junior Preferred stock at December 31, 2009, was determined to be approximately $8,000 per share, a substantial discount to its stated capital of $10,000 per share. Accordingly, under ASC 815, since the Junior Preferred Stock contains contingently exercisable put/call features, principally the Deemed Liquidation Event and Mandatory Conversion Option features, that can accelerate the repayment of the stated capital, then such contingently exercisable put/call features are not deemed to be clearly and closely related to the host security and must be bifurcated from the Junior Preferred Stock and separately accounted for as a derivative liability. As a derivative liability, these features are initially recorded at their fair value on date of issuance and are marked to fair value at the end of each reporting period. Any changes in fair value results in a noncash charge to other (income) expense in the consolidated statement of operations. As of December 31, 2010 and 2009, the fair value of the Derivative Liability was deemed to be $33.1 million and $18.6 million, respectively, and is classified as a noncurrent liability in the consolidated balance sheets. Due to changes in fair value of the derivative liability, $14.5 million of expense was recorded to Fair Value Derivative Adjustment in our consolidated statements of operations for the year ended December 31, 2010. See Note 4, “Fair Value of Financial Assets and Liabilities,” for additional discussion on the fair value adjustments.

Antidilution Adjustments—As noted above, all three classes of our preferred stock include antidilution adjustment provisions. The antidilution adjustment provisions are consistent across all three classes of the preferred stock in that if we issue or sell, or if we are deemed to have issued or sold, any Capital Stock for a consideration per share of Common Stock less than the Conversion Price in effect immediately prior to such time, the Conversion Price shall be reduced to the Conversion Price determined by dividing (a) an amount equal to the sum of (x) the product derived by multiplying the Conversion Price in effect immediately prior to such issuance or sale by the number of Shares of Common Stock Deemed Outstanding immediately prior to such issuance or sale, plus (y) the consideration, if any, received by us upon such issue on sale, by (b) the number of Shares of Common Stock Deemed Outstanding immediately after such issuance or sale; provided that no adjustment shall be made to the Conversion Price in connection with any issuance of Excluded Securities.

As of December 31, 2010, only the Junior Preferred Stock has been subject to antidilutive adjustments as a result of the issuance of additional Class A Preferred Stock in 2010. The Class A Preferred Stock was issued with

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

a conversion price below the then conversion price of the Junior Preferred Stock as then in effect. Thus, the conversion price of the Junior Preferred Stock adjusted from $1,087 at December 31, 2009 to $1,083 at December 31, 2010. Neither the Class A Preferred Stock or the Class B Preferred Stock have required adjustment due to the issuance of the additional Class A Preferred Stock during 2010, because such additional shares have the same conversion terms as the existing Class A Preferred Stock and Class B Preferred Stock.

Common Stock—Our common stock is junior to the preferred stock and is subject to all the powers, rights, privileges, preferences, and priorities of the preferred stock.

Registration Rights—Under a Registration Rights Agreement executed at the time of the C-Corp Conversion, following an initial public offering, certain stockholders have the right to cause us to effect, at our expense, a registration of such holders’ common stock under the Securities Act of 1933, as amended. There are no contingent payments associated with a failure to do so, and no liability has been recorded for the registration rights.

Preferred Stock Activity

December 31, 2009 Funding—Immediately following the C-Corp Conversion on December 31, 2009, we issued 3,661 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $36.6 million, of which $36.3 million was funded on December 31, 2009, and $0.3 million on January 4, 2010. The majority of the proceeds was invested by new investors. The preferred stock was recorded at its estimated fair value on the date of issuance. The proceeds were used to fund operations.

February 16, 2010 Funding—On February 16, 2010, we issued 350 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $3.5 million to existing investors on terms consistent with prior issuances of Class A Preferred Stock. The preferred stock was recorded at its estimated fair value on the date of issuance. The proceeds were used to fund operations.

Put/Call Option Agreement—On December 31, 2009, we entered into put/call option agreements (“put/call options”) with certain investors, which enabled us to issue, or the investors to buy, up to an aggregate 2,500 shares of Class A Preferred Stock, at a price of $10,000 per share, at any time between April 1, 2010 and September 30, 2010. In June 2010, we elected to exercise our put option, thus requiring the investors to fund the entire amount, and we received approximately $3.9 million of proceeds on June 30, 2010 and approximately $21.1 million of proceeds on July 1, 2010.

The put/call options were considered a derivative liability per ASC 815 and were required to be initially recorded at fair value and marked to fair value at the end of each reporting period. Any changes in fair value results in a noncash charge to other (income) expense in the consolidated statements of operations. As all of the put/call options were exercised as of July 1, 2010, we do not have any remaining derivative liability as of December 31, 2010. As of December 31, 2009, the fair value of the derivative liability was deemed to be $0.5 million and was classified as an Accrued Liability in the consolidated balance sheets. Due to changes in fair value of the derivative liability, $0.8 million of expense was recorded to Fair Value Derivative Adjustment in our consolidated statements of operations during the year ended December 31, 2010. See Note 4, “Fair Value of Financial Assets and Liabilities,” for additional discussion on the fair value adjustments.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

As a result of all the put/call options being exercised, the associated Derivative Liability of $1.4 million as of the exercise date was reclassified as part of the carrying amount of the Class A Preferred Stock, and is accreted to the first redemption date for the Class A Preferred Stock, using the effective interest method.

January 28, 2011 Funding—On January 28, 2011, we issued 3,554 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $35.5 million to existing investors on terms consistent with prior issuances of Class A Preferred Stock. The preferred stock was recorded at its estimated fair value on the date of issuance. The proceeds were used to fund operations.

A summary of our preferred stock activity for the year ended December 31, 2010, is as follows (in thousands):

	Preferred Stock
	Class A	Class B	Junior	Total
Balance—December 31, 2009	$53,769	$216,593	$135,205	$405,567
February 16, 2010 funding	3,500	—	—	3,500
Exercise of put/call options	25,000	—	—	25,000
Allocation of additional embedded derivative upon issuance of additional preferred stock	(8,803)	—	—	(8,803)
Reclassification of derivative upon exercise of put/call options	1,357	—	—	1,357
Preferred stock return	4,462	13,801	—	18,263
Accretion of preferred stock	993	1,165	6,343	8,501

Balance—December 31, 2010	$80,278	$231,559	$141,548	$453,385

4. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

A three-tier fair value hierarchy has been established which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1—defined as observable inputs such as quoted prices in active markets;

•

Level 2—defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2010 and 2009, our carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt are representative of fair value because of the short-term nature of these instruments. The fair value of our long-term notes payable is not materially different than carrying value.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

The following table presents assets and liabilities measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy as of December 31, 2010 and 2009 (in thousands):

2010	Level 1	Level 2	Level 3	Total
Derivative liabilities	$—	$—	$62,362	$62,362

2009	Level 1	Level 2	Level 3	Total
Derivative liabilities	$—	$—	$21,697	$21,697

The following table presents the fair value reconciliation of Level 3 Derivative Liabilities measured at fair value on a recurring basis for the year ended December 31, 2010 (in thousands):

	Class A Preferred Stock	Junior Preferred Stock	Put/Call Options	Total
Balance—December 31, 2009	$2,587	$18,595	$515	$21,697
Included in other (income) expense	17,882	14,495	842	33,219
Allocation of Class A Preferred Stock upon issuance	8,803	—	—	8,803
Reclassification upon exercise of put/call options	—	—	(1,357)	(1,357)

Balance—December 31, 2010	$29,272	$33,090	$—	$62,362

As discussed in Note 3, “Preferred Stock, Common Stock, and Member Units,” our Class A Preferred Stock and Junior Preferred Stock include features that qualified as embedded derivatives. The embedded derivatives were bifurcated from the host contract and separately accounted for as a derivative liability. Additionally, we had a derivative associated with the put/call options until all were exercised during 2010 as described in Note 3, “Preferred Stock, Common Stock, and Member Units.” As derivative liabilities, these features are required to be initially recorded at the fair value on date of issuance and marked to fair value at the end of each reporting period, resulting in a noncash charge to other (income) expense in our consolidated statements of operations.

The fair value of the derivatives were valued using an income approach and a probability-weighted expected return method (“PWERM”) using Level 3 unobservable inputs, as the income approach and PWERM were deemed to best represent the valuation models investors would likely use in valuing us. Significant inputs used in valuing the derivative financial liabilities include our projected future cash flows, the timing of potential liquidity events and their probability of occurring, the discount rate used to calculate the present-value of the prospective cash flows, and a discount for the lack of marketability of our preferred and common stock.

5. NET LOSS PER SHARE

Basic and diluted net loss per share have been calculated in accordance with ASC 260 using the weighted-average number of common shares outstanding during the period. Our Class A Preferred Stock, Class B Senior Preferred Stock and Junior Preferred Stock are all considered participating securities requiring the two-class method to calculate basic and diluted earnings per share. In periods of a net loss attributable to common stock, the three classes of preferred stock are excluded from the computation of basic earnings per share due to the fact that they are not required to fund losses or the redemption amount is not reduced as a result of losses. For the

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

year ended December 31, 2010 basic and diluted losses per share were calculated using the two-class method. As our convertible debt was not considered a participating security and our preferred stock was issued on December 31, 2009, basic and diluted loss per share for the years ended December 31, 2009 and 2008 was not required to be calculated under the two-class method.

As noted in Note 3, “Preferred Stock, Common Stock, and Member Units” Class A units of 66,000,000 were converted into 66,000 shares of common stock on December 31, 2009. The weighted-average common shares outstanding during the years ended December 31, 2009 and 2008 was calculated based on the weighted-average Class A units outstanding during the year, converted into common stock, using the conversion rate that was used to convert the Class A units into shares of common stock on December 31, 2009 as noted above.

For the years ended December 31, 2010, 2009, and 2008 all outstanding ACM units, stock options, convertible preferred stock and convertible debt were excluded from the computation of diluted shares outstanding because they were anti-dilutive.

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Year Ended December 31,
	2010	2009	2008
Net loss	$(113,379)	$(142,266)	$(122,379)
Less: Preferred stock return	18,263	—	—
Less: Accretion of preferred stock	8,501	—	—

Undistributed losses	$(140,143)	$(142,266)	$(122,379)

Allocation of undistributed losses to participating securities(1):
Common stock undistributed losses	$(140,143)
Class A Preferred Stock undistributed losses	—
Class B Preferred Stock undistributed losses	—
Junior Preferred Stock undistributed losses	—

Undistributed losses	$(140,143)

Weighted-average common shares outstanding—basic	66	66	62

Weighted-average common shares outstanding—diluted	66	66	62

Net loss attributable to common stock per share—basic	$(2,123.38)	$(2,155.55)	$(1,973.85)

Net loss attributable to common stock per share—diluted	$(2,123.38)	$(2,155.55)	$(1,973.85)

(1)	In periods of a net loss attributable to common stock, the three classes of preferred stock are excluded from the computation of basic earnings per share due to the facts that they are not required to fund losses or the redemption amount is not reduced as a result of losses. In 2010, basic and diluted loss per share was calculated using the two-class method.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

6. INTANGIBLE ASSETS

Our intangible assets are comprised of both indefinite- and finite-lived intangible assets. In 2006, we were the successful bidders in a Federal Communications Commission (“FCC”) auction of a nationwide 800 MHz Commercial Air-Ground Radiotelephone license (the “FCC License”). While the FCC License was issued with a 10-year term, such license is subject to renewal by the FCC, and renewals of licenses held by others have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the FCC License. As a result, the FCC License is treated as an indefinite-lived intangible asset and we do not amortize it. We reevaluate the useful life of the FCC License each reporting period to determine whether events and circumstances continue to support an indefinite useful life. As noted in Note 2, “Summary of Significant Accounting Policies,” our annual impairment assessment of the FCC license for 2010, 2009, and 2008 indicated no impairment.

On December 31, 2007, we paid Verizon Airfone, Inc., the prior holder of the FCC License, $12.0 million in exchange for Verizon Airfone, Inc. to cease its use of the licensed spectrum 10 months earlier than required. This intangible asset was amortized over the 10-month period between acquisition and November 1, 2008, which was the period during which such cease-use right was deemed to have value, given that the FCC license provided us with exclusive right to the frequency spectrum after October 31, 2008. In 2008, the FCC License spectrum abatement of $12.0 million was written off after the intangible asset was fully amortized.

Our finite-lived intangible assets, other than software, relate exclusively to our BA segment. We amortize our finite-lived intangible assets over their estimated useful lives. As a result of an impairment test conducted during 2008, the trademark/trade name and Aircell Axxess technology assets in the BA segment were deemed impaired and a charge of $6.7 million was recorded to write-down these intangible assets, and a new cost basis for the assets was established. The impairment amounts recorded in 2008 were $6.0 million to Cost of Service Revenue related to the impairment of the Aircell Axxess technology asset and $0.7 million to Sales and Marketing related to the impairment of the trade name/trademark in the consolidated statements of operations.

During 2010, we changed the scope of an internally developed software project that was in the application development stage and was therefore capitalized. As a result, we recorded a loss on disposal of approximately $2.4 million related to that project in 2010, which was recorded to General and Administrative expenses in the consolidated statements of operations.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

Our Intangible Assets, other than goodwill, as of December 31, 2010 and 2009, were as follows (in thousands, except for weighted average remaining useful life):

	Weighted Average Remaining Useful Life (in years)	As of December 31,
		2010			2009
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Software	1.9	$36,579	$(20,423)	$16,156	$33,733	$(10,771)	$22,962
Trademark/trade name	1.1	2,852	(2,325)	527	2,852	(1,841)	1,011
Aircell Axxess technology	4.1	4,129	(2,995)	1,134	4,129	(2,715)	1,414
OEM and dealer relationships	6.1	6,724	(2,633)	4,091	6,724	(1,961)	4,763
Service customer relationships	1.1	981	(768)	213	981	(572)	409

Total amortized intangible assets	2.2	51,265	(29,144)	22,121	48,419	(17,860)	30,559

Unamortized intangible assets:
FCC License		31,319	—	31,319	31,319	—	31,319

Total intangible assets		$82,584	$(29,144)	$53,440	$79,738	$(17,860)	$61,878

Amortization Expense for the years ended December 31, 2010, 2009, and 2008, was as follows (in thousands):

	2010	2009	2008(1)
Total amortization expense	$11,401	$9,477	$17,773

(1)	Amortization expense for the year ended December 31, 2008 included $12.0 million related to the amortization of the FCC License spectrum abatement paid to Verizon Airfone, Inc. as discussed above.

Amortization expense for the next five years and for the periods thereafter is estimated to be as follows (in thousands):

Years Ending December 31	Amortization Expense
2011	$9,967
2012	5,500
2013	3,257
2014	1,532
2015	900
Thereafter	965

Actual future amortization expense could differ from the estimated amount as the result of future investments and other factors.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

7. COMPOSITION OF CERTAIN BALANCE SHEET ACCOUNTS

Inventories as of December 31, 2010 and 2009, consist of the following (in thousands):

	2010	2009
Work in process component parts	$4,426	$5,366
Finished goods	1,423	1,552

Total inventories	$5,849	$6,918

Property and Equipment as of December 31, 2010 and 2009, consist of the following (in thousands):

	2010	2009
Office equipment, furniture, and fixtures	$9,122	$8,377
Leasehold improvements	5,462	5,462
Airborne equipment	102,575	75,976
Network equipment	57,372	51,984

	174,531	141,799
Accumulated depreciation	(37,387)	(17,896)

Property and equipment—net	$137,144	$123,903

Accrued Liabilities as of December 31, 2010 and 2009, consist of the following (in thousands):

	2010	2009
Employee benefits	$4,986	$1,711
Airline revenue share	2,832	257
Property, use, sales, and income tax	3,109	2,626
Airborne installation costs	315	2,512
Legal expenses	231	1,486
Put/call options	—	515
Other	7,086	9,778

Total accrued liabilities	$18,559	$18,885

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

Changes in our warranty reserve for the years ended December 31, 2010 and 2009, consist of the following (in thousands):

Warranty Reserve
Balance—January 1, 2009	$625
Accruals for warranties issued	(39)
Settlement of warranties	(216)

Balance—December 31, 2009	370
Accruals for warranties issued	284
Settlement of warranties	(239)

Balance—December 31, 2010	$415

Changes in our Asset Retirement Obligations for the years ended December 31, 2010 and 2009, consist of the following (in thousands):

Asset Retirement Obligation
Balance—January 1, 2009	$487
Liabilities incurred	577
Liabilities settled	—
Accretion expense	79

Balance—December 31, 2009	1,143
Liabilities incurred	453
Liabilities settled	(8)
Accretion expense	169

Balance—December 31, 2010	$1,757

8. LONG-TERM DEBT AND OTHER LIABILITIES

Alaska Financing—On November 2, 2010, we entered into a $4.1 million standby credit facility agreement (the “Alaska Facility”) with Alaska Airlines, Inc. (“Alaska Airlines”) to finance the construction of the ATG network sites in Alaska. The Alaska Facility has a six-year term and an interest rate of 10% per annum, compounded and payable quarterly. As of December 31, 2010, we had $2.0 million outstanding under the Alaska Facility, leaving us with $2.1 million unused. On January 7, 2011, we borrowed an additional $0.5 million under the Alaska Facility. No further draws can be made under the Alaska Facility as of November 12, 2011, and principal amounts outstanding on such date will be payable in quarterly installments over a five-year period, or could be prepaid at any time without premium or penalty at our option. The Alaska Facility is secured by a first-priority interest in our cell tower leases and other personal property located at the cell sites in Alaska.

The Alaska Financing contains representations and warranties, and affirmative and negative covenants customary for financings of this type. There are no financial covenants; however, other covenants include

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

limitations on liens on the collateral assets as well as mergers, consolidations, and similar fundamental corporate events, and a requirement that we continue as the in-flight connectivity service provider to Alaska Airlines.

Pursuant to our equipment and revenue agreement with Alaska Airlines, the share of service revenue (“revenue share”) we pay Alaska Airlines increases as long as any amounts are outstanding under the Alaska Facility. Alaska Airlines revenue share increases by 500 basis points for the one-year period following the first date on which our Gogo® service is used on the ATG network in Alaska, and 300 basis points thereafter, until the principal and all accrued interest is paid in full. This increase to Alaska Airlines’ revenue share is included in our consolidated statements of operations as part of our interest expense. For the year ended December 31, 2010, we did not include any revenue share amounts in interest expense due to immateriality.

Principal payments of our long-term debt over the next five years and thereafter are as follows (in thousands):

Years Ending December 31	Long-Term Debt
2011	$—
2012	400
2013	400
2014	400
2015	400
Thereafter	400

Term Loan—On June 13, 2008, the subsidiary that operates the BA segment borrowed $35.0 million under a term loan (the “Loan”) with three banks (the “Banks”) to finance our working capital requirements in connection with the launch of Gogo®. The Loan had a five-year term and was secured by a first-priority lien on our assets. We incurred approximately $2.6 million in debt issuance costs in connection with obtaining this Loan which were amortized over the term of the Loan.

The Loan had financial covenants we were not in compliance with as of December 31, 2008. This noncompliance constituted an event of default under the terms of the Loan. In April 2009, the Loan was amended as described below and the financial covenants for the periods ended December 31, 2008, and March 31, 2009, were waived to resolve the events of default. As part of this amendment, we repaid $15.0 million of principal on the Loan. As a result of this loan restructuring, we wrote-off a pro rata portion of the original deferred financing fees, which was recorded as a loss on extinguishment of debt.

As of June 30, 2009, we were again not in compliance with one of the Loan covenants. To remedy this event of default, we amended the Loan in September 2009 to accelerate repayment of the Loan and by October 30, 2009, all principal and interest on the Loan were paid in full. The liens on our assets were released and we have no further obligations to the Banks.

As required under the Loan, on August 1, 2008, we entered into a two-year 6% interest rate cap agreement to set a maximum interest rate on $17.5 million of the outstanding principal. The interest rate cap agreement had negligible fair value throughout its existence and was cancelled without any payment required in October 2009, as the cap was not “in-the-money” at the cancellation date. We did not apply hedge accounting to this interest rate cap transaction.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

Letters of Credit—We maintain several letters of credit totaling $2.4 million and $4.4 million as of December 31, 2010 and 2009, respectively. The letters of credit are issued for the benefit of the landlords at our office locations in Itasca, Illinois; Bensenville, Illinois; and Broomfield, Colorado; and for the benefit of certain vendors in the ordinary course of business.

9. INTEREST COSTS

We capitalize a portion of our interest on funds borrowed during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and amortized over the useful lives of the assets. We did not capitalize interest during 2010 as we incurred an immaterial amount of interest expense in 2010.

The following is a summary of our interest costs for the years ended December 31, 2010, 2009, and 2008 (in thousands):

	2010	2009	2008
Interest costs charged to expense	$37	$30,067	$14,176
Interest costs capitalized to property and equipment	—	108	191
Interest costs capitalized to software	—	143	359

Total interest costs	$37	$30,318	$14,726

10. BUSINESS SEGMENTS

We have two reportable segments: Commercial Aviation or “CA” and Business Aviation or “BA”.

CA Segment: Our CA business provides “Gogo®” branded in-flight connectivity and wireless digital entertainment solutions to commercial airline passengers, using our nationwide ATG network, our airborne equipment, and our exclusive nationwide ATG spectrum.

BA Segment: Our BA business provides equipment for in-flight connectivity along with voice and data services to the business aviation market. BA services include Gogo Biz, our in-flight broadband service that utilizes both our ATG network and our ATG spectrum, and satellite-based voice and data services through strategic alliances with satellite companies. Customers include business aircraft manufacturers, owners, and operators, as well as government and military entities.

The accounting policies of the operating segments are the same as those described in Note 2, “Summary of Significant Accounting Policies.” Transactions between segments are eliminated in consolidation. There are no revenue transactions between segments. We currently do not generate a significant amount of foreign revenue. We do not segregate assets between segments for internal reporting. Therefore, asset-related information has not been presented.

Management evaluates performance and allocates resources to each segment based on segment profit (loss), which is calculated internally as net income (loss) attributable to common stock before interest expense, interest income, income taxes, depreciation and amortization, and certain non-cash charges (including amortization of

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

deferred airborne lease incentives, stock compensation expense, fair value derivative adjustments, Class A and Class B senior convertible preferred stock return, accretion of preferred stock, and loss on extinguishment of debt). In September 2011, management changed the definition of segment profit (loss) to include amortization of deferred airborne lease incentives as a non-cash adjustment, given its increasing impact on our operations; accordingly, the presentation of segment profit (loss) for all periods has been similarly adjusted. Segment profit (loss) is a measure of performance reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and evaluating segment performance. In addition, segment profit (loss) is included herein in conformity with ASC 280-10, Segment Reporting. Management believes that segment profit (loss) provides useful information for analyzing and evaluating the underlying operating results of each segment. However, segment profit (loss) should not be considered in isolation or as a substitute for net income (loss) attributable to common stock or other measures of financial performance prepared in accordance with GAAP. Additionally, our computation of segment profit (loss) may not be comparable to other similarly titled measures computed by other companies.

Information regarding our reportable segments is as follows: (in thousands):

	For the Year Ended December 31, 2010
	CA	BA	Total
Service revenue	$48,318	$10,023	$58,341
Equipment revenue	1,072	35,246	36,318

Total revenue	$49,390	$45,269	$94,659

Segment profit (loss)	$(56,883)	$12,005	$(44,878)

	For the Year Ended December 31, 2009
	CA	BA	Total
Service revenue	$9,269	$6,357	$15,626
Equipment revenue	1,552	19,664	21,216

Total revenue	$10,821	$26,021	$36,842

Segment profit (loss)	$(91,389)	$2,778	$(88,611)

	For the Year Ended December 31, 2008
	CA	BA	Total
Service revenue	$462	$5,557	$6,019
Equipment revenue	733	30,038	30,771

Total revenue	$1,195	$35,595	$36,790

Segment profit (loss)	$(86,813)	$520	$(86,293)

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

A reconciliation of segment profit (loss) to the relevant consolidated amounts is as follows (in thousands):

	For the Years Ended December 31,
	2010	2009	2008
CA segment loss(1)	$(56,883)	$(91,389)	$(86,813)
BA segment profit(1)(2)	12,005	2,778	520

Total segment loss	(44,878)	(88,611)	(86,293)
Interest income	98	214	905
Interest expense	(37)	(30,067)	(14,176)
Depreciation and amortization	(30,991)	(21,898)	(22,158)
Amortization of deferred airborne lease incentive(3)	522	—	—
Stock compensation expense	(1,614)	(320)	(654)
Fair value derivative adjustment	(33,219)	—	—
Loss on extinguishment of debt	—	(1,577)	—
Other miscellaneous unallocated expenses	—	(7)	(3)

Loss before income taxes	$(110,119)	$(142,266)	$(122,379)

(1)	Included within our CA segment are certain corporate office operating expenses that are shared by both our CA and BA segments. As these operating expenses are not deemed material to either the CA or BA segment, or in consolidation, we do not allocate any portion of these expenses to the BA segment.
(2)	BA segment profit for the year ended December 31, 2008 includes the $6.7 million non-cash impairment related to the Aircell Axxess technology asset and the trade name/trademark. See Note 6, “Intangible Assets” for further information.
(3)	Amortization of deferred airborne lease incentive only relates to our CA segment. See Note 15, “Leases” for further information.

11. SHARE-BASED COMPENSATION

We have the following employee share-based compensation plans as of December 31, 2010:

•	The Aircell Holdings Inc. Stock Option Plan (the “2010 Plan”) and

•	AC Management LLC (the “2007 Plan”).

The following is a summary of our Share-Based Compensation Expense for the years ended December 31, 2010, 2009, and 2008 (in thousands):

	2010	2009	2008
2010 Plan	$1,561	$—	$—
2007 Plan	53	320	654

Total	$1,614	$320	$654

2010 Plan—In June 2010 the Board of Directors and stockholders approved the 2010 Plan, which became effective on June 2, 2010. The 2010 Plan contemplates the issuance of options to purchase our common stock to

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

eligible employees, directors, consultants, and others as determined by the Compensation Committee of our Board of Directors. Under the 2010 Plan, 27,477 shares of common stock were reserved for issuance and as of December 31, 2010, 1,202 shares remained available for grant.

The 2010 Plan generally includes two groups of options:

•	Options that vest 20% upon grant with the remainder vesting in equal annual increments over a four-year period, or

•	Options that vest in equal annual increments over a four-year period.

The contractual life of granted options is 10 years and the weighted average expected life is six years. All options that are unvested as of the date on which a recipient’s employment terminates, as well as vested options that are not exercised within a prescribed period following termination, are forfeited and become available for future grants.

A summary of stock option activity for the year ended December 31, 2010, is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options outstanding—January 1, 2010	—	$—	—	$—
Granted	26,600
Exercised	—
Forfeited	(270)
Canceled	(55)

Options outstanding—December 31, 2010	26,275	$935.18	9.36	$—

Options exercisable—December 31, 2010	2,462	$935.18	9.42	$—

Options vested and expected to vest —December 31, 2010	22,907	$935.18	9.37	$—

There were no stock options exercised during 2010. As of December 31, 2010, total unrecognized compensation costs related to unvested stock options were approximately $4.8 million which is expected to be recognized over a weighted average period of 3.03 years. The total grant date fair value of stock options vested in 2010 was approximately $0.6 million.

As noted in Note 2, “Summary of Significant Accounting Policies,” we estimate the fair value of stock options using the Black-Scholes option-pricing model. Weighted average assumptions used and weighted average grant date fair value of stock options granted for the year ended December 31, 2010, were as follows

2010
Approximate risk-free interest rate	2.60%
Average expected life	6-years
Dividend yield	N/A
Volatility	73.8%
Weighted average grant date fair value of common stock underlying options granted	$457.14
Weighted average grant date fair value of stock options granted	$240.41

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve for the term that mirrored the expected term in effect at the time of grant. The expected life of our stock options was determined based upon a simplified assumption that the stock options will be exercised evenly from vesting to expiration, as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected life. The dividend yield was based on expected dividends at the time of grant. The expected volatility was based on calculated enterprise value volatilities for publicly traded companies in the same industry and general stage of development.

2007 Plan—ACM is a separate limited liability company (LLC) established solely for the purpose of granting ownership interests to members of management. The 2007 Plan was initiated on March 1, 2007, and the initial grants under the 2007 Plan were deemed to occur on that date for accounting purposes, though more than 90% of the ACM units were committed prior to March 1, 2007. The initial grants have vesting periods that began at various dates between July 1, 2006 and March 1, 2007, based on the grantees’ employment dates. In accordance with the tax regulations associated with net profits interests plans, a plan participant who receives an ACM Unit only participates in the equity value created after the issuance of the ACM Unit to the participant. Approximately 13.8 million outstanding ACM units were granted with a vesting period commencing on July 1, 2006, and participate in the full value of the ACM unit. No cash is paid by the employee to us upon vesting of the ACM unit.

Prior to December 31, 2009, ACM owned all of the issued and outstanding Class B units of HoldCo, and the value of the ACM units, in aggregate, was derived from the value of the Class B units, in aggregate. ACM units generally vest over a four-year period, and there is no limit to the period of time over which the 2007 Plan participant can hold ACM units, although upon termination of employment, any unvested ACM units held by the participant are forfeited. As a practice, forfeited units become available for future grants. At December 31, 2010 and 2009, 379,712 and 83,094 ACM units were authorized and available to grant, respectively. The Board of Directors does not contemplate making additional grants of ACM units in the future.

As part of the C-Corp Conversion, ACM exchanged the HoldCo Class B units it held for approximately 7,975 shares of our common stock. At December 31, 2010, each of the 16,586,955 outstanding ACM units represents a proportionate interest in the 7,975 shares of common stock, or 0.000481 shares of common stock per ACM unit.

Nonvested ACM units granted, forfeited, and vested under the 2007 Plan in 2010 are as follows:

	Number of ACM Units	ACM Unit Weighted Average Grant Date Fair Value
Nonvested outstanding—January 1, 2010	3,611,368	$0.15
Granted	62,500
Forfeited	(359,115)
Vested	(2,980,635)

Nonvested outstanding—December 31, 2010	334,118	$0.22

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

As noted in Note 2, “Summary of Significant Accounting Policies,” we estimate the fair value of each ACM unit grant on the date of grant using a Black-Scholes option-pricing model. Weighted average assumptions used and fair value per ACM Unit granted for the years ended December 31, 2010, 2009, and 2008, were as follows:

	2010	2009	2008
Approximate risk-free interest rate	2.40%	0.70%	2.80%
Average expected life	5-years	5-years	5-years
Dividend yield	N/A	N/A	N/A
Volatility	61.1%	70.0%	42.3%
Fair value per ACM Unit granted	$0.05	$0.14	$0.28

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve for the term that mirrored the expected term in effect at the time of grant. There is no term for the ACM unit grant; therefore, management made the assumption of what the expected life of the grant will be based on the vesting period and the expected timing of a liquidity event for the ACM units. The ACM units have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. The dividend yield was based on expected dividends at the time of grant. The expected volatility was based on calculated enterprise value volatilities for publicly traded companies in the same industry and general stage of development.

12. EMPLOYEE BENEFIT PLANS

401(k) Plan—Under our 401(k) plan, all employees who are eligible to participate in the 401(k) plan are entitled to make tax-deferred contributions of up to 15% of annual compensation, subject to Internal Revenue Service limitations. We match 100% of the employee’s first 4% of contributions made, subject to annual limitations. Our matching contributions for the years ended December 31, 2010, 2009, and 2008, were $0.8 million, $0.7 million, and $0.6 million, respectively.

Bonus Arrangements—We did not pay cash bonuses under the discretionary incentive plan in 2008. We did commit, however, to paying these bonuses to CA employees in the future if certain conditions were satisfied. In February 2010, we paid $0.4 million under the 2008 plan to CA employees below the Vice President level. We have committed to pay bonuses to CA employees at and above the Vice President level if and when we achieve positive cash flow for one fiscal quarter. In general, to be eligible for such bonus payouts, the employee must remain employed by us on the payment date. The amount of the contingent payout is approximately $0.7 million in the aggregate, but such amount has not been accrued as of December 31, 2010, as the payout cannot be deemed probable at this time, given our history of negative cash flow. We did not implement a cash bonus plan in 2009. In 2010, we implemented a cash bonus plan and have $3.1 million accrued as of December 31, 2010, which is expected to be paid to our employees in the first quarter of 2011.

13. INCOME TAX

We elected to be treated as an LLC for income tax purposes prior to the conversion from LLC into a C-corporation on December 31, 2009. Accordingly, our taxable income and losses for 2009 and prior periods were reported in the income tax returns of our members and no provision for federal or state income taxes has been recorded in the accompanying consolidated financial statements, as any tax expense is considered immaterial.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

Significant components of the provision for income taxes for as of December 31, 2010 and 2009, are as follows (in thousands):

	2010	2009
Currently payable:
Federal	$—	$—
State	50	—

	50	—

Deferred:
Federal	2,958	—
State	252	—

	3,210	—

Total	$3,260	$—

The provision for income taxes differs from income taxes computed at the federal statutory tax rate of 34% during the year ended December 31, 2010, as a result of the following items:

Federal statutory rate	34.0%
Effect of:
State income taxes—net of federal tax benefit	2.9
Fair value derivative adjustment	(11.1)
Increase to valuation allowance	(28.8)

Effective tax rate	(3.0)%

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

Components of the net deferred income tax asset as of December 31, 2010 and 2009, are as follows (in thousands):

	2010	2009
Deferred income tax assets:
Compensation accruals	$1,550	$586
Stock options	576	—
Inventory	188	265
Warranty reserves	153	141
Other	80	105
Deferred rent	1,640	1,779
Deferred revenue	3,710	—
Federal net operating loss (NOL)	25,983	—
State NOL	2,211	—
UNICAP adjustment	3,317	1,358
Intangibles	16,783	17,346

Total deferred income tax asset	56,191	21,580

Deferred income tax liabilities:
Fixed assets	(410)	(3,571)
Other	(129)	(94)

Total deferred income tax liabilities	(539)	(3,665)

Total deferred income tax	55,652	17,915
Valuation allowance	(58,862)	(17,915)

Net deferred income tax liability	$(3,210)	$—

For 2010, we recorded an out of period valuation allowance adjustment of $2.5 million that should have been recorded in 2009, and which management believes does not have a material effect on the financial statements.

We evaluate the need for valuation allowances on the net deferred tax assets under the rules of ASC 740, Income Taxes (“ASC 740”). In assessing the realizability of the deferred tax assets, we considered whether it is more likely than not that some portion or all of the deferred tax assets would not be realized through the generation of future taxable income. We generated net losses in fiscal years 2010, 2009, and 2008, which means we are in a domestic three-year cumulative loss position. As a result of this and other assessments in fiscal 2010, we concluded that in accordance with ASC 740, a full valuation allowance is required.

As of December 31, 2010, the federal and state net operating loss (“NOL”) carryforwards amount to approximately $76.4 million. These federal NOLs expire in 2031. The state NOLs expire in various tax years beginning in 2016.

We did not make any income tax payments for the years ended December 31, 2010, 2009, and 2008.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

We are subject to both federal taxation and taxation by various state tax authorities. As of December 31, 2010, our tax years for 2007, 2008, 2009 and 2010 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2010, we are no longer subject to U.S. federal, state or local examinations by tax authorities for years prior to 2007.

On January 1, 2009, we adopted the provisions of ASC 740 as they relate to the accounting for the uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements by prescribing a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We had no unrecognized income tax benefits as of December 31, 2010 and 2009, and had no activity related to unrecognized income tax benefits for the year ended December 31, 2010.

We record penalties and interest relating to uncertain tax positions in the income tax provision line item in the consolidated statement of operations. As of December 31, 2010, we do not have a liability recorded for interest and potential penalties.

We do not expect that there will be a change in the unrecognized tax benefits within the next 12 months.

14. RELATED-PARTY TRANSACTIONS

HoldCo’s Senior Convertible Notes and Bridge Notes were primarily held by parties that were also holders of HoldCo’s Class A units and are members, or whose affiliates are members, of our Board of Directors. Such holdings were converted into preferred stock as part of the C-Corp Conversion.

15. LEASES

Arrangements with Commercial Airlines—As discussed in Note 2, “Summary of Significant Accounting Policies,” we place our equipment on commercial aircraft operated by commercial airlines for the purpose of delivering the Gogo® service to the airlines’ passengers. For the majority of the currently installed aircraft we maintain legal title to our equipment; however, some of our airline partners make an upfront payment and take legal title to such equipment. The majority of the equipment transactions where legal title transfers are not deemed to be sales transactions. We account for these transactions as operating leases of space for our equipment on the aircraft. Any upfront equipment payments are accounted for as a lease incentive and recorded as Deferred Airborne Lease Incentive on our balance sheets and are recognized as a reduction of the Cost of Service Revenue on a straight-line basis over the term of the contract with the airline. We recognized $0.5 million for the year ended December 31, 2010, as a reduction to our Cost of Service Revenue in our consolidated statements of operations. The Deferred Airborne Lease Incentive of $1.1 million and $9.1 million as of December 31, 2010, are included in current liabilities and noncurrent liabilities, respectively, in our consolidated balance sheets. We had no similar upfront payments prior to 2010.

The revenue share paid to the airlines represents the operating lease payment and is deemed to be contingent rental payments, as the payments due to each airline are based on a percentage of our CA service revenue generated from that airline’s passengers, which is unknown until realized. As such, we cannot estimate the lease payments due to an airline at the commencement of our contract with such airline. Rental expense related to the

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

arrangements with commercial airlines, included in Cost of Service Revenue, is primarily comprised of these revenue share payments, offset by the amortization of the Deferred Airborne Lease Incentive discussed above, and totaled $4.6 million, $0.9 million and $0.1 million in 2010, 2009 and 2008, respectively.

Leases and Cell Site Contracts—We have lease agreements relating to certain facilities and equipment, which are considered operating leases. Rent expense for such operating leases was $4.6 million, $4.1 million, and $2.8 million for the years ended December 31, 2010, 2009, and 2008, respectively. Additionally, we have operating leases with wireless service providers for tower space and base station capacity on a volume usage basis (“cell site leases”), some of which provide for minimum annual payments. Our cell site leases generally provide for an initial noncancelable term of up to five years with up to four five-year renewal options. Total cell site rental expense was $5.2 million, $4.4 million, and $4.0 million for the year ended December 31, 2010, 2009, and 2008, respectively.

Annual future minimum obligations for operating leases, other than the arrangements we have with our commercial airline partners, as of December 31, 2010, are as follows (in thousands):

Years Ending December 31	Operating Leases
2011	$9,651
2012	8,653
2013	5,805
2014	4,129
2015	3,130
Thereafter	19,311

Equipment Leases—We have lease agreements with third parties for certain equipment used in our operations. These leases are classified as capital leases. Interest has been imputed on these capital leases at annual interest rates ranging from approximately 8.5% to 11.1%, and is payable monthly. Below is a summary of the capital lease liabilities as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Current liabilities—total current capital lease liabilities	$—	$45

16. RESEARCH AND DEVELOPMENT COSTS

As noted in Note 2, “Summary of Significant Accounting Policies” research and development costs are expensed as incurred. For the years ended December 31, 2010, 2009, and 2008, research and development costs were $13.5 million, $17.3 million and $17.8 million, respectively, and are reported as a component of Engineering, Design and Development expenses in our consolidated statements of operations. Research and Development expense was previously presented as a separate line item on the face of the statement of operations in the amounts of $20.2 million, $22.9 million, and $24.8 million for the years ended December 31, 2010, 2009, and 2008, respectively; however, such amounts included amounts related to engineering expenses of $6.7 million, $5.6 million, and $7.0 million, respectively. Accordingly, the previous line-item caption, Research and Development on the face of the Statement of Operations has been changed to Engineering, Design and Development.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

17. COMMITMENTS AND CONTINGENCIES

Contractual Commitments—We have a contractual agreement with a third party under which the third party develops software that is used in providing our in-flight connectivity services. Cash obligations under this agreement include the payment of $1.5 million on the first three anniversary dates of the final developmental milestone date in the agreement, which milestone occurred in 2008, for a total of $4.5 million in milestone payments. Technological feasibility of the software, as defined in ASC 985-20, Software—Costs of Software to Be Sold, Leased, or Marketed (“ASC 985”), was achieved in 2008, and accordingly, the future cash payments under this agreement were recorded as intangible assets upon the achievement of the final milestone, with the related accrued liability also recorded. Further, in a related agreement with the same third party, we have noncancelable purchase commitments of $0, $3.0 million, and $5.5 million, as of December 31, 2010, 2009, and 2008, respectively.

During 2008 and 2009, we upgraded our ATG network, and in lieu of paying the vendor for a portion of the upgrade, we signed an agreement with the vendor to purchase approximately $5.1 million of equipment during a 24-month period commencing on June 15, 2010. If we do not purchase $5.1 million of equipment during the 24-month period, we will then have to pay approximately $0.4 million related to the portion of the upgrade waived by the signing of the equipment purchase agreement.

In the CA business, two airline contracts allow the airline to terminate the contract should the percentage of passengers using Gogo®’s service on the airline’s flights not meet certain thresholds as defined in the contract; one airline has waived such termination right until September 12, 2011.

Indemnifications and Guarantees—In accordance with Delaware law, we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under this indemnification is uncertain and may be unlimited, depending upon circumstances; however, our Directors’ and Officers’ insurance does provide coverage for certain of these losses.

In the ordinary course of business, we may occasionally enter into agreements pursuant to which we may be obligated to pay for the failure of performance of others, such as the use of corporate credit cards issued to employees. Based on historical experience, we do not believe that any material loss related to such guarantees is likely.

We have entered into a number of agreements, including our agreements with commercial airlines, pursuant to which we indemnify the other party for losses and expenses suffered or incurred in connection with any patent, copyright, or trademark infringement or misappropriation claim asserted by a third party with respect to our equipment or services. The maximum potential amount of future payments we could be required to make under these indemnification agreements is uncertain and is typically not limited by the terms of the agreements.

Ambit/Delta Litigation—In 2009, Ambit Corporation filed two suits against Delta Air Lines, Inc. (“Delta”), and us in the United States District Court for the District of Massachusetts. The suits alleged that our Gogo® service infringes on certain U.S. patents. Pursuant to our contract with Delta, we were required to assume the defense of the suits and indemnify Delta for any losses they might have incurred.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

The first suit went to trial on June 28, 2010. Delta was dismissed from both lawsuits, with prejudice, before the first case went to the jury. On July 28, 2010, the jury rendered a verdict in Aircell’s favor, finding that Aircell did not infringe any patent claim at issue and that all of such claims were invalid. On August 17, 2010, the parties entered into a settlement agreement pursuant to which Ambit paid Aircell $0.1 million, each party agreed to dismiss its remaining claims and counterclaims in both lawsuits, and Ambit covenanted not to sue Aircell or any of customers for infringement of any patent related to inflight communications or entertainment.

18. SUBSEQUENT EVENTS

Except as disclosed elsewhere in these Notes to the consolidated financial statements, the following are the only material events subsequent to December 31, 2010.

On April 11, 2011, we entered into an additional contractual agreement under which the third party that developed software that is used in providing our in-flight connectivity services, will develop a second generation of such software. Cash obligations under this agreement include three milestone installment payments of $1.9 million each for total consideration of $5.6 million. We made the first milestone payment of $1.9 million in May 2011. We anticipate making the two remaining $1.9 million milestone payments in January and August 2012.

On June 30, 2011, we issued 1,985 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $19.8 million to existing investors on terms consistent with prior issuances of Class A Preferred Stock. The preferred stock was recorded at its estimated fair value on the date of issuance. The proceeds were used to fund operations.

On July 27, 2011 we entered into a spectrum manager lease agreement (“Spectrum Agreement”) with SkySurf Canada Communications Inc. (“SkySurf”). The Spectrum Agreement, which is subject to regulatory approvals, provides for our exclusive rights to use SkySurf’s Air-Ground Spectrum Licenses in Canada. The Spectrum Agreement has an initial term of ten years, which commences when regulatory approval is obtained. The Spectrum Agreement is renewable at our option for ten years and subsequently further for five years. The terms of the Spectrum Agreement calls for us to pay SkySurf an initial deposit of 0.2 million Canadian Dollars, which is equivalent to approximately U.S. $0.2 million, upon the execution of the agreement. Once regulatory approval has been obtained we are to pay SkySurf a one-time payment of 3.3 million Canadian Dollars, which is equivalent to approximately U.S. $3.1 million, less the initial deposit. We are to pay SkySurf 0.1 million Canadian Dollars, which is equivalent to U.S. $0.1 million, monthly upon the commencement of the initial ten-year term. Additionally, we are to pay 2 thousand Canadian Dollars, which is equivalent to approximately U.S. $2 thousand, per month per cell site in the Spectrum Agreement territory once the cell site has been completed and 100 Canadian Dollars, which is equivalent to approximately U.S. $96, per month per Canadian commercial aircraft to which we provide our service at any time during the month.

As the Spectrum Agreement is for our exclusive use of a license, which is considered an indefinite-lived intangible asset and thus not property, plant, or equipment, the agreement is not considered a lease for accounting purposes. As such, we will record the one-time payment of 3.3 million Canadian Dollars as an asset in our unaudited condensed consolidated balance sheets at the time of payment. The 3.3 million Canadian Dollar one-time payment will then be amortized on a straight-line basis over the estimated term of the agreement. The monthly payments will be expensed as incurred.

GOGO INC. AND SUBSIDIARIES

(formerly Aircell Holdings Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

AS OF DECEMBER 31, 2010 AND 2009, AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousands, except share, unit, and per share data)

On November 29, 2011, American Airlines filed for reorganization under Chapter 11 of the United States Bankruptcy Code. While American Airlines has announced that it will continue to operate its business and fly normal flight schedules, there can be no assurance that the filing will not have an adverse affect on our revenue or results of operations in the short- or long-term. American Airlines accounted for approximately 10% of consolidated revenue for the year ended December 31, 2010.

On December 14, 2011, our Board of Directors approved an amendment to the Aircell Holdings Inc. Stock Option Plan to increase the number of shares of common stock available for grant under the plan from 27,477 to 41,925. On the same date, grants of stock options to employees to purchase an aggregate amount of 10,420 shares of the Company’s common stock at an exercise price of $1,830.96 were awarded to various employees and one director. Such option awards vest in equal annual installments over a four-year period and have a contractual life of 10 years.

On December 19, 2011, Advanced Media Networks, L.L.C. filed suit in the United States District Court for the Central District of California against us for allegedly infringing one of its patents and seeking injunctive relief that would affect both our CA business and BA business and unspecified monetary damages. Based on currently available information, we believe that we have strong defenses and intend to defend against this lawsuit vigorously, but the outcome of this matter is inherently uncertain and may be materially adverse.

******

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC Registration Fee	$11,460.00
FINRA Filing Fee	$10,500.00
Stock Exchange Listing Fee	$ *
Printing Fees and Expenses	$ *
Accounting Fees and Expenses	$ *
Legal Fees and Expenses	$ *
Blue Sky Fees and Expenses	$ *
Transfer Agent Fees and Expenses	$ *
Miscellaneous	$ *

Total:	$ *

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Delaware General Corporation Law. Under the Section 145 of the Delaware General Corporation Law (“DGCL”), a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, a corporation may indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which that person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person in fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or other such court shall deem proper. To the extent that such person has been successful on the merits or otherwise in defending any such action, suit or proceeding referred to above or any claim, issue or matter therein, he or she is entitled to indemnification for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for or granted pursuant to Section 145 of the DGCL is not exclusive of any other rights of indemnification or advancement of expenses to which those seeking indemnification or advancement of expenses may be entitled, and a corporation may purchase and maintain insurance against liabilities asserted against any former or current, director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the power to indemnify is provided by the statute.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit. Our Amended and Restated Certificate of Incorporation provides for such limitation of liability.

Certificate of Incorporation. Our Amended and Restated Certificate of Incorporation to be effective on the completion of this offering will provide that we shall, to the fullest extent authorized by the DGCL, indemnify any person made, or is threatened to be made, a party to any action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such action, suit or proceeding is alleged action or inaction in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee; provided, however, that we shall indemnify any such person in connection with an action, suit or proceeding (or part thereof) initiated by such person only if such action, suit or proceeding (or part thereof) was authorized by our board of directors. We may, by action of our board of directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors, officers and trustees. Our Amended and Restated Certificate of Incorporation will provide that no director of the Company shall be personally liable to the Company or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Bylaws. Our Amended and Restated Bylaws to be effective on the completion of this offering will provide that we shall, to the fullest extent permitted by law, indemnify any person made or threatened to be made a party or is otherwise involved in any action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise; provided, however, we shall indemnify any such person in connection with an action, suit or proceeding initiated by such person, including a counterclaim or crossclaim, if such action, suit or proceeding was authorized by our board of directors.

Indemnification Agreements. In addition to the provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws described above, we plan to enter into indemnification agreements with each of our directors and executive officers. The form of agreement that we anticipate adopting provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws. In addition, we anticipate that the form agreement will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

D&O Insurance. We maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities.

On December 31, 2009, in connection with the two-step merger whereby the registrant converted from a limited liability company to a Delaware corporation, all of its outstanding Senior Convertible Notes and Senior Subordinated Secured Convertible Promissory Notes, along with accrued interest as of December 31, 2009, were converted into one of three classes of convertible preferred stock. In addition, our two classes of unit ownership, Class A Units and Class B Units, were converted into shares of our common stock.

On December 31, 2009, immediately following the merger and conversion, we issued 3,661 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $36.6 million primarily to new investors, of which $36.3 million was funded on December 31, 2009 and $0.3 million on January 4, 2010. Immediately prior to completion of this offering, these shares of Class A Preferred Stock will convert into              shares of the Registrant’s common stock.

On February 16, 2010, the registrant issued 350 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $3.5 million. Immediately prior to completion of this offering, these shares of Class A Preferred Stock will convert into              shares of the Registrant’s common stock.

In June 2010, the registrant elected to exercise its put option, pursuant to agreements entered into with certain existing investors, in full and issued 2,500 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $25.0 million, of which $21.1 million was funded on June 30, 2010 and $3.9 million on July 1, 2010. Immediately prior to completion of this offering, these shares of Class A Preferred Stock will convert into              shares of the Registrant’s common stock.

On January 28, 2011, the registrant issued 3,554 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $35.5 million to existing investors. Immediately prior to completion of this offering, these shares of Class A Preferred Stock will convert into              shares of the Registrant’s common stock.

On June 30, 2011, the registrant issued 1,985 shares of Class A Preferred Stock at a price of $10,000 per share for total proceeds of $19.8 million to existing investors. Immediately prior to completion of this offering, these shares of Class A Preferred Stock will convert into              shares of the Registrant’s common stock.

From January 1, 2010 through January 31, 2012, the registrant granted stock options to purchase 38,024 shares of the registrant’s common stock at exercise prices ranging from $935.18 to $1,803.96 per share to executive officers, employees and directors under the registrant’s Stock Option Plan (the “2010 Plan”).

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

Exhibits

Certain of the agreements included as exhibits to this prospectus contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

The registrants acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit Numbers	Description

1.1*	Form of Underwriting Agreement

2.1**	Agreement and Plan of Merger, dated as of December 31, 2009, among AC HoldCo LLC, AC Holdco Inc., and AC Holdco Merger Sub Inc.

2.2**	Agreement and Plan of Merger, dated as of December 31, 2009 between AC Holdco Inc. and AC HoldCo LLC

3.1*	Certificate of Incorporation of the Registrant

3.2*	Bylaws of the Registrant

4.1*	Form of Common Stock Certificate

4.2*	Stockholders Agreement, dated as of December 31, 2009, among AC Holdco Inc. and certain stockholders named on the signature pages thereto

4.3**	Registration Rights Agreement, dated as of December 31, 2009, by and between AC Holdco Inc. and the Class A Holders, the Ripplewood Investors, the Thorne Investors and the other investors named therein

5.1*	Opinion of Debevoise & Plimpton LLP

10.1.1*	Amended and Restated In-Flight Connectivity Services Agreement, dated as of April 7, 2011, between Delta Air Lines, Inc. and Aircell LLC

10.1.2*	Second Amended and Restated In-Flight Connectivity Services Agreement, dated as of April 11, 2011, between American Airlines, Inc. and Aircell LLC

10.1.3*	Development, Test, and Deployment Products Standard Terms and Conditions, dated as of September 26, 2007, by and between QUALCOMM Incorporated and Aircell LLC

10.1.4*	Manufacturing Services and Product Supply Agreement, dated September 4, 2007, by and between Aircell LLC and QUALCOMM Incorporated

10.1.5*	Amendment No. 1 to Manufacturing Services and Product Supply Agreement, dated as of March 3, 2010 by and between QUALCOMM Incorporated and Aircell LLC

Exhibit Numbers	Description

10.1.6*	Amendment No. 2 to Manufacturing Services and Product Supply Agreement, dated as of April 8, 2011 by and between QUALCOMM Incorporated and Aircell LLC

10.1.7*	Master Supply and Services Agreement, dated as of June 26, 2007 by and between ZTE USA, Inc. and Aircell LLC

10.1.8*	Amendment No. 1 to Master Supply and Services Agreement, dated December 12, 2008 by and between ZTE USA, Inc. and Aircell LLC

10.1.9*	Amendment No. 2 to Master Supply and Services Agreement, dated May 5, 2009 by and between ZTE USA, Inc. and Aircell LLC

10.1.10*	Amendment No. 3 to Master Supply and Services Agreement, dated June 15, 2010 by and between ZTE USA, Inc. and Aircell LLC

10.1.11*	Amendment No. 4 to Master Supply and Services Agreement, dated January 1, 2010 by and between ZTE USA, Inc. and Aircell LLC

10.1.12*	Iridium Global Services Provider Agreement, dated as of July 23, 2002, by and between Iridium Satellite LLC and Aircell, Inc.

10.1.13*	Letter Amendment to the Iridium Global Services Provider Agreement, dated July 30, 2002, between Iridium Satellite LLC and Aircell, Inc.

10.1.14*	Iridium Value Added Manufacturer Agreement, dated as of January 20, 2003, by and between Iridium Satellite LLC and Aircell, Inc.

10.1.15*	Iridium Global Value Added Reseller Agreement, dated as of March 31, 2005, by and between Iridium Satellite LLC and Aircell, Inc.

10.1.16*	Amendment to the Iridium Global Value Added Reseller Agreement, dated December 23, 2005, by and between Iridium Satellite LLC and Aircell, Inc.

10.2.1§*	Employment Agreement by and between Aircell Holdings Inc., Aircell LLC and Michael J. Small, effective as of July 29, 2010

10.2.2§*	Employment Agreement by and between Aircell LLC and Norman Smagley, effective as of September 1, 2010

10.2.3§*	Employment Agreement by and between Aircell LLC and Ash ElDifrawi, effective as of October 25, 2010

10.2.4§*	Employment Agreement by and between Aircell LLC and John Wade, effective November 10, 2008

10.2.5§*	Amendment No. 1 to the Employment Agreement by and between Aircell LLC and John Wade, effective January 31, 2009

10.2.6§*	Employment Agreement by and between Aircell Inc. and Anand Chari, effective July 12, 2006

10.2.7§*	Amendment No. 1 to the Employment Agreement by and between Aircell Inc. and Anand Chari, effective January 1, 2009

10.3.1§*	Aircell Holdings Inc. Stock Option Plan

10.3.2§*	Amendment No. 1 to the Aircell Holdings Inc. Stock Option Plan, effective as of June 2, 2010

10.3.3§*	Amendment No. 2 to the Aircell Holdings Inc. Stock Option Plan, dated December 14, 2011

10.3.4§*	Form of Stock Option Agreement for Aircell Holdings Inc. Stock Option Plan

10.3.5§*	Stock Option Agreement, dated as of May 2010, for Michael Small

10.3.6§*	Stock Option Agreement, dated as of October 25, 2010, for Ash ElDifrawi

Exhibit Numbers	Description

10.4.1§*	AC Management LLC Plan

10.4.2§*	Amendment No. 1 to the AC Management LLC Plan, dated June 2, 2010

10.5§*	Description of 2011 Annual Bonus Plan

10.6§*	Gogo Inc. Omnibus Incentive Plan

10.7§*	Gogo Inc. Annual Incentive Plan

10.8*	Form of Indemnification Agreement to be entered into between the Registrant and each of its directors and officers

21.1**	List of Subsidiaries

23.1	Consent of Deloitte and Touche LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

*	To be filed by amendment.
**	Previously filed.
§	Constitutes a compensatory plan or arrangement required to be filed with this prospectus.

Financial Statement Schedule

None. Financial statement schedules have been omitted since the required information is included in our consolidated financial statements contained elsewhere in this registration statement.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Gogo Inc. has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Itasca, State of Illinois, on February 14, 2012.

GOGO INC.

By:	/S/ MICHAEL J. SMALL
Name:	Michael J. Small
Title:	President and Chief Executive Officer and Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on February 14, 2012 by the following persons in the capacities indicated.

Signature	Title

* Michael J. Small	President and Chief Executive Officer and Director (Principal Executive Officer)

/S/ NORMAN SMAGLEY Norman Smagley	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* Thomas E. McShane	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

* Ronald T. LeMay	Executive Chairman; Chairman of the Board

* Jack W. Blumenstein	Director

Signature	Title

* Robert L. Crandall	Director

* Lawrence N. Lavine	Director

* Christopher Minnetian	Director

* Oakleigh Thorne	Director

* Charles C. Townsend	Director

* Harris N. Williams	Director

*By:	/S/ NORMAN SMAGLEY

Norman Smagley Attorney-in-Fact

EXHIBIT INDEX

Exhibit Numbers	Description

1.1*	Form of Underwriting Agreement

2.1**	Agreement and Plan of Merger, dated as of December 31, 2009, among AC HoldCo LLC, AC Holdco Inc., and AC Holdco Merger Sub Inc.

2.2**	Agreement and Plan of Merger, dated as of December 31, 2009 between AC Holdco Inc. and AC HoldCo LLC

3.1*	Certificate of Incorporation of the Registrant

3.2*	Bylaws of the Registrant

4.1*	Form of Common Stock Certificate

4.2*	Stockholders Agreement, dated as of December 31, 2009, among AC Holdco Inc. and certain stockholders named on the signature pages thereto

4.3**	Registration Rights Agreement, dated as of December 31, 2009, by and between AC Holdco Inc. and the Class A Holders, the Ripplewood Investors, the Thorne Investors and the other investors named therein

5.1*	Opinion of Debevoise & Plimpton LLP

10.1.1*	Amended and Restated In-Flight Connectivity Services Agreement, dated as of April 7, 2011, between Delta Air Lines, Inc. and Aircell LLC

10.1.2*	Second Amended and Restated In-Flight Connectivity Services Agreement, dated as of April 11, 2011, between American Airlines, Inc. and Aircell LLC

10.1.3*	Development, Test, and Deployment Products Standard Terms and Conditions, dated as of September 26, 2007, by and between QUALCOMM Incorporated and Aircell LLC

10.1.4*	Manufacturing Services and Product Supply Agreement, dated September 4, 2007, by and between Aircell LLC and QUALCOMM Incorporated

10.1.5*	Amendment No. 1 to Manufacturing Services and Product Supply Agreement, dated as of March 3, 2010 by and between QUALCOMM Incorporated and Aircell LLC

10.1.6*	Amendment No. 2 to Manufacturing Services and Product Supply Agreement, dated as of April 8, 2011 by and between QUALCOMM Incorporated and Aircell LLC

10.1.7*	Master Supply and Services Agreement, dated as of June 26, 2007 by and between ZTE USA, Inc. and Aircell LLC

10.1.8*	Amendment No. 1 to Master Supply and Services Agreement, dated December 12, 2008 by and between ZTE USA, Inc. and Aircell LLC

10.1.9*	Amendment No. 2 to Master Supply and Services Agreement, dated May 5, 2009 by and between ZTE USA, Inc. and Aircell LLC

10.1.10*	Amendment No. 3 to Master Supply and Services Agreement, dated June 15, 2010 by and between ZTE USA, Inc. and Aircell LLC

10.1.11*	Amendment No. 4 to Master Supply and Services Agreement, dated January 1, 2010 by and between ZTE USA, Inc. and Aircell LLC

10.1.12*	Iridium Global Services Provider Agreement, dated as of July 23, 2002, by and between Iridium Satellite LLC and Aircell, Inc.

10.1.13*	Letter Amendment to the Iridium Global Services Provider Agreement, dated July 30, 2002, between Iridium Satellite LLC and Aircell, Inc.

Exhibit Numbers	Description

10.1.14*	Iridium Value Added Manufacturer Agreement, dated as of January 20, 2003, by and between Iridium Satellite LLC and Aircell, Inc.

10.1.15*	Iridium Global Value Added Reseller Agreement, dated as of March 31, 2005, by and between Iridium Satellite LLC and Aircell, Inc.

10.1.16*	Amendment to the Iridium Global Value Added Reseller Agreement, dated December 23, 2005, by and between Iridium Satellite LLC and Aircell, Inc.

10.2.1§*	Employment Agreement by and between Aircell Holdings Inc., Aircell LLC and Michael J. Small, effective as of July 29, 2010

10.2.2§*	Employment Agreement by and between Aircell LLC and Norman Smagley, effective as of September 1, 2010

10.2.3§*	Employment Agreement by and between Aircell LLC and Ash ElDifrawi, effective as of October 25, 2010

10.2.4§*	Employment Agreement by and between Aircell LLC and John Wade, effective November 10, 2008

10.2.5§*	Amendment No. 1 to the Employment Agreement by and between Aircell LLC and John Wade, effective January 31, 2009

10.2.6§*	Employment Agreement by and between Aircell Inc. and Anand Chari, effective July 12, 2006

10.2.7§*	Amendment No. 1 to the Employment Agreement by and between Aircell Inc. and Anand Chari, effective January 1, 2009

10.3.1§*	Aircell Holdings Inc. Stock Option Plan

10.3.2§*	Amendment No. 1 to the Aircell Holdings Inc. Stock Option Plan, effective as of June 2, 2010

10.3.3§*	Amendment No. 2 to the Aircell Holdings Inc. Stock Option Plan, dated December 14, 2011

10.3.4§*	Form of Stock Option Agreement for Aircell Holdings Inc. Stock Option Plan

10.3.5§*	Stock Option Agreement, dated as of May 2010, for Michael Small

10.3.6§*	Stock Option Agreement, dated as of October 25, 2010, for Ash ElDifrawi

10.4.1§*	AC Management LLC Plan

10.4.2§*†	Amendment No. 1 to the AC Management LLC Plan, dated June 2, 2010

10.5§*	Description of 2011 Annual Bonus Plan

10.6§*	Gogo Inc. Omnibus Incentive Plan

10.7§*	Gogo Inc. Annual Incentive Plan

10.8*	Form of Indemnification Agreement to be entered into between the Registrant and each of its directors and officers

21.1**	List of Subsidiaries

23.1	Consent of Deloitte and Touche LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1)

24.1**	Power of Attorney

*	To be filed by amendment.
**	Previously filed.
§	Constitutes a compensatory plan or arrangement required to be filed with this prospectus.